Filed Pursuant to Rule 424(b)(4)
Registration No. 333-225235

Prospectus

6,250,000 shares

Common stock

This is an initial public offering of 6,250,000 shares of common stock by Eidos Therapeutics, Inc. We are offering shares of our common stock to be sold in the offering. The initial public offering price is $17.00 per share.

Prior to this offering, there has been no public market for our common stock. We have been approved to list our common stock on The Nasdaq Global Select Market under the symbol “EIDX.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements.

	Per share	Total

Initial public offering price	$17.00	$106,250,000

Underwriting discounts and commissions(1)	$1.19	$7,437,500

Proceeds to Eidos Therapeutics, Inc., before expenses	$15.81	$98,812,500

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to 937,500 additional shares of common stock.

Certain of our principal stockholders, including stockholders affiliated with certain of our directors, have agreed to purchase an aggregate of approximately $41.0 million in shares of our common stock in this offering at the initial public offering price per share and on the same terms as the other purchasers in this offering. The underwriters will receive the same discount from any shares sold to such entities as they will from any other shares sold to the public in this offering.

Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 11.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about June 22, 2018.

J.P. Morgan	BofA Merrill Lynch

Barclays

June 19, 2018

We and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including July 14, 2018 (the 25th day after the date of this prospectus) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside of the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

Prospectus summary

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes included elsewhere in this prospectus. You should also consider, among other things, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case appearing elsewhere in this prospectus. Unless otherwise stated, all references to “us,” “our,” “Eidos” “we,” the “Company” and similar designations refer to Eidos Therapeutics, Inc.

Overview

We are a clinical stage biopharmaceutical company focused on addressing the large and growing unmet need in diseases caused by transthyretin, or TTR, amyloidosis, or ATTR. We seek to treat this well-defined family of diseases at their collective source by stabilizing TTR, a therapeutic approach that is supported by genetic evidence as well as previous clinical trials. Our product candidate, AG10, is an orally-administered small molecule designed to potently stabilize TTR, with the potential to halt the progression of ATTR and be a promising treatment for this family of diseases. The development of AG10 is led by our proven management team who are responsible for developing over 30 molecules through Investigational New Drug, or IND, applications, and more than ten approved drugs. Together with patients and physicians, we aim to bring a well-tolerated, effective and disease-modifying treatment for ATTR to market as quickly as possible.

Disease background

ATTR represents a significant unmet need, with a comparatively large patient population in the context of rare genetic diseases and an inadequate current standard of care. There are three distinct diseases that comprise the ATTR family: wild-type ATTR cardiomyopathy, or ATTRwt-CM, mutant ATTR cardiomyopathy, or ATTRm-CM, and ATTR polyneuropathy, or ATTR-PN. The worldwide prevalence of each disease is approximately 200,000, 40,000, and 10,000, respectively, although we believe the cardiomyopathic forms of the disease are significantly underdiagnosed due to non-specific symptoms and a historical reliance on an invasive heart biopsy diagnostic method. We believe that improvements in disease awareness and the introduction of a non-invasive, imaging-based diagnostic algorithm are significantly increasing rates of diagnosis for ATTRwt-CM and ATTRm-CM.

All three forms of ATTR are progressive and fatal and no disease-modifying therapies have been approved by the FDA. For patients with ATTRwt-CM and ATTRm-CM, symptoms usually begin to manifest later in life (age 50+) with median survival of between three to five years from diagnosis. ATTR-PN presents either in a patient’s early 30s or later (age 50+) with a median life expectancy of five to ten years from diagnosis. Progression of all forms of ATTR causes significant morbidity, impacts productivity and quality of life, and creates a significant economic burden due to the costs associated with progressively greater patient needs for supportive care.

Mechanism of disease and therapeutic approach

Over 25 years of research have shown that ATTR is uniformly driven by destabilization of the TTR tetramer, a molecular structure consisting of four identical subunits, or monomers, stemming from either specific gene mutations or aging. Destabilized TTR drives an irreversible dissociation of the TTR tetramer into monomers, which subsequently aggregate and deposit throughout the body, leading to organ damage, loss of organ function and eventual death if left untreated.

We are building upon our significant mechanistic understanding of ATTR to develop a potentially disease-modifying treatment for this family of diseases. Previous clinical trials of small molecule TTR stabilizers have demonstrated that increasing levels of TTR stabilization may lead to increasing levels of clinical benefit. In March 2018, Pfizer announced that its Phase 3 trial of tafamidis in ATTRwt-CM and ATTRm-CM patients (ATTR-ACT) reportedly met its primary endpoint: a reduction in the combination of all-cause mortality and cumulative incidence of cardiovascular-related hospitalizations in patients treated with either 20 mg or 80 mg of tafamidis relative to placebo. The 20 mg dose of tafamidis, which in preclinical studies resulted in a lower rate of TTR stabilization than the 80 mg dose, resulted in a non-statistically significant improvement relative to placebo in a Phase 3 clinical trial in ATTR-PN. The generic NSAID, diflunisal, which in preclinical studies has been shown to result in greater TTR stabilization at a 250 mg twice-daily dose than tafamidis at either 20 mg or 80 mg dose, showed statistically significant improvements on clinical endpoints in a separate NIH-funded Phase 3 trial in ATTR-PN. Diflunisal has not been approved for the treatment of ATTR and its usage is limited by non-TTR-related toxicities. We believe that the relative clinical data for tafamidis at the 20 mg dose, tafamidis at the 80 mg dose and diflunisal support the hypothesis that maximally stabilizing TTR may lead to optimal clinical benefit. We aim to provide a compelling treatment for ATTR by developing a well-tolerated small molecule that completely stabilizes TTR.

Our product candidate, AG10, is an orally-administered small molecule designed to potently stabilize tetrameric TTR, thereby halting at its outset the series of molecular events that give rise to ATTR. AG10 was designed to mimic a naturally-occurring variant of the TTR gene (T119M) that is considered a “rescue mutation” because it has been shown to prevent ATTR in individuals carrying pathogenic, or disease-causing, mutations in the TTR gene. We have observed through X-ray crystallography that the binding of AG10 to TTR creates strong molecular bonds at the same locations as seen in T119M. To our knowledge, AG10 is the only TTR stabilizer in development that has been observed to mimic the “super-stabilizing” properties of this rescue mutation.

We believe the clinical and preclinical data generated to date by AG10 strongly support its development as a preferred therapeutic to treat ATTR, as outlined below:

•

In our Phase 1 clinical trial, the primary objective of evaluating safety and tolerability of single and multiple doses of AG10 administered to healthy adult volunteers was achieved. AG10 was well tolerated and was not associated with any clinically important adverse events in our Phase 1 clinical trial. This is consistent with our preclinical studies in which AG10 was demonstrated to have a greater than 50-fold therapeutic window between our target therapeutic blood levels and concentrations associated with toxicity in nonhuman mammals.

•

The secondary objectives of evaluating pharmacokinetics (PK), pharmacodynamics (PD) and the PK-PD relationship were also achieved in our Phase 1 clinical trial. PD properties were assessed by established assays of TTR stabilization. In these assays in our Phase 1 clinical trial, AG10 demonstrated 100% TTR stabilization at peak concentrations and over 95% TTR stabilization on average at the highest tested dose in healthy adult volunteers at steady state. These data are consistent with our preclinical studies.

•

In our preclinical studies at clinically relevant concentrations, AG10 demonstrated near-complete stabilization of wild-type TTR and all TTR variants tested, which represent greater than 70% of all patients with mutation-driven ATTR.

In April 2018, we initiated a randomized, placebo-controlled, double-blind Phase 2 clinical trial of AG10 in ATTR-CM patients. In this trial, we are evaluating safety and tolerability and TTR stabilization as clinical proof of concept in the target patient population. We expect to report topline data from this Phase 2 clinical trial by the end of 2018. We believe the safety and tolerability data of AG10 in healthy volunteers and in ATTR-CM patients will also be relevant for the ATTR-PN patient population because both ATTR-CM and ATTR-PN are clinical manifestations of the same disease mechanism of the destabilization of TTR. Accordingly, subject to the successful completion of our Phase 2 clinical trial of AG10 in ATTR-CM and authorization from applicable regulatory authorities, we intend to initiate a Phase 3 clinical trial of AG10 in ATTR-PN patients outside the United States in early 2019.

We are developing AG10 to treat three distinct forms of ATTR in the clinical trials shown in the table below.

Indication	Worldwide prevalence	Stage	Endpoint and biomarkers	Next anticipated milestone
ATTR-CM (both ATTRwt-CM and ATTRm-CM)	200,000 ATTRwt-CM 40,000 ATTRm-CM	Phase 2	Safety and tolerability; pharmacokinetics; TTR stabilization	Phase 2 topline data readout (End of 2018)
		Open label extension (OLE) to be initiated	Safety and tolerability; TTR stabilization; Biomarkers: NTpro-BNP, troponin, wall thickness, strain	OLE initiation (2018)
ATTR-PN	10,000	Phase 3 to be initiated	Neuropathy impairment score (mNIS +7); Safety and tolerability; Norfolk quality of life score; pharmacokinetics; TTR stabilization	Phase 3 initiation (Early 2019)

Our leadership team

We are led by a management team that has worked together previously and has a successful track record in drug development, contributing to over 30 molecules through IND and more than ten approved drugs. More importantly, our team has a rich set of experiences at the intersection of genetic disease and cardiovascular medicine owing from experiences at companies including Global Blood Therapeutics, Inc., MyoKardia, Inc. and Portola Pharmaceuticals, Inc. We are a majority-owned subsidiary of BridgeBio Pharma, LLC, or BridgeBio, a biotechnology company dedicated to identifying and developing novel therapies for genetic diseases.

Led by experienced scientists, drug developers and investors, BridgeBio employs a distributed corporate structure that enables focus at the level of each disease while providing centralized resources to scale across many opportunities. BridgeBio currently has a portfolio of more than 15 product candidates spanning preclinical development to late-stage clinical trials across multiple therapeutic areas. Eidos is a leading example of BridgeBio’s approach to building lean organizations dedicated to targeting well-defined genetic conditions at their source.

Our strategy

Our goal is to be a leader in developing and commercializing disease-modifying therapeutics to address ATTR. The key components of our strategy are to:

•	Rapidly develop AG10 for the treatment of ATTR-CM;

•	Advance AG10 for the treatment of ATTR-PN;

•	Expand our leadership role in the ATTR community;

•	Retain development and commercialization rights to AG10 in core strategic markets; and

•	Evaluate opportunities to expand the scope of our development candidate portfolio.

Risks associated with our business

Our business is subject to numerous risks that you should be aware of before making an investment decision. These risks are described more fully in the section entitled “Risk factors” in this prospectus. These risks include, among others:

•

We are a clinical development-stage company with a limited operating history, have incurred and anticipate that we will continue to incur significant losses for the foreseeable future, and have only one product candidate in development;

•	Even if this offering is successful, we will require substantial additional funding to achieve our business goals;

•	We are heavily dependent upon the success of our only product candidate, AG10, which is in the early stages of clinical development, and we have not identified any other development candidates;

•

The results observed to date in our clinical development of AG10, including our Phase 1 clinical trial in which 56 subjects were enrolled, are based on a limited sample size and may not be observed in later-stage clinical trials involving larger numbers of patients;

•

We may fail to complete the clinical development of AG10 in a timely manner, or at all, for a variety of reasons, and if we are unable to obtain regulatory approval for AG10, our business will be substantially harmed;

•

If we are unable to maintain sufficient intellectual property protection for AG10, including under our exclusive license agreement with Stanford University, our ability to successfully commercialize AG10 will be impaired;

•	We rely on third parties to conduct our clinical trials and other research and development activities, and to manufacture and supply AG10 for clinical development and potential commercialization;

•

Our success depends on our ability to retain and recruit key employees, consultants and advisors; and certain of our current executive officers, including our Chief Executive Officer, devote a portion of their business time to services to our controlling stockholder, BridgeBio, and its other subsidiaries;

•

BridgeBio will continue to be our controlling stockholder, owning approximately 52.0% of the voting power of our common stock upon the completion of this offering, and will be able to exert significant control over matters subject to stockholder approval;

•	Certain of our directors and officers may have actual or potential conflicts of interest with us because of their positions or affiliations with BridgeBio and its other subsidiaries; and

•	We may encounter substantial delays in our clinical trials, or may not be able to conduct or complete our clinical trials on the timelines we expect, if at all.

Implications of being an emerging growth company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•

Two years of audited financial statements in addition to any required unaudited condensed interim financial statements with correspondingly reduced “Management’s discussion and analysis of financial condition and results of operations” disclosure prior to our first filing of our Annual Report on Form 10-K;

•	Reduced disclosure about our executive compensation arrangements;

•	No non-binding advisory votes on executive compensation or golden parachute arrangements; and

•	Exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years from the date of effectiveness of this registration statement or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the last day of the fiscal year in which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission, or SEC, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. Also, we have irrevocably elected to “opt out” of the exemption for the delayed adoption of certain accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Agreement to Purchase

Certain of our principal stockholders, including stockholders affiliated with certain of our directors, have agreed to purchase an aggregate of approximately $41.0 million in shares of our common stock in this offering at the initial public offering price per share and on the same terms as the other purchasers in this offering. The underwriters will receive the same discount from any shares sold to such entities as they will from any other shares sold to the public in this offering.

Corporate history and information

We were incorporated under the laws of the State of Delaware in August 2013. Our principal executive office is located at 101 Montgomery Street, Suite 2550, San Francisco, CA, and our telephone number is (415) 887-1471. Our website address is www.eidostx.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

We use various trademarks and trade names in our business, including without limitation our corporate name and logo. All other trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

The offering

Common stock offered by us	6,250,000 shares

Common stock to be outstanding immediately after this offering	35,814,527 shares (or 36,752,027 shares if the underwriters exercise their option to purchase additional shares in full).

Option to purchase additional shares	We have granted the underwriters an option to purchase up to 937,500 additional shares of common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds	We estimate that we will receive net proceeds from the sale of our common stock in this offering of approximately $96.0 million, or $110.8 million if the underwriters fully exercise their option to purchase additional shares, based on an initial public offering price of $17.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to fund our clinical development of AG10 for the treatment of ATTR-CM and ATTR-PN, including our ongoing Phase 2 ATTR-CM and planned Phase 3 ATTR-PN clinical trials, as well as future clinical trials, additional research and development activities, and for working capital and general corporate purposes. See “Use of proceeds” for additional information.

Directed shares	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 2.0% of the shares offered hereby for employees and other persons associated with us who have expressed an interest in purchasing common stock in the offering. See “Underwriting” for more information.

Risk factors	You should read carefully “Risk factors” beginning on page 11 and other information included in this prospectus for a discussion of factors that you should consider before deciding to invest in our common stock.

Nasdaq Global Select Market symbol	“EIDX”

The number of shares of common stock to be outstanding after this offering is based on 5,333,010 shares of common stock outstanding as of March 31, 2018 and 24,231,517 additional shares of our common stock issuable upon the conversion of all outstanding shares of our redeemable convertible preferred stock upon the completion of this offering, based on the initial public offering price of $17.00 per share, and excludes:

•	560,128 shares of common stock issuable upon exercise of outstanding options as of March 31, 2018 at a weighted-average exercise price of $0.91 per share;

•	213,842 shares of common stock issuable upon exercise of options granted after March 31, 2018 at a weighted-average exercise price of $7.24 per share;

•	807,682 shares of common stock reserved for future issuance under our 2016 Equity Incentive Plan, or the 2016 Plan, as of March 31, 2018;

•	No shares of common stock issued after March 31, 2018;

•

598,000 shares of our common stock reserved for future issuance under our 2018 Stock Option and Incentive Plan, or the 2018 Plan, which became available for issuance upon the effectiveness of the registration statement of which this prospectus is a part; and

•

143,520 shares of our common stock reserved for future issuance under our 2018 Employee Stock Purchase Plan, or the 2018 ESPP, which became available for issuance upon the effectiveness of the registration statement of which this prospectus is a part.

Except as otherwise indicated, all information in this prospectus assumes or gives effect to:

•	the conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 24,025,270 shares of our common stock immediately prior to the completion of this offering;

•	no exercise of the outstanding options described above;

•	no exercise by the underwriters of their option to purchase up to 937,500 additional shares of our common stock in this offering;

•	a 1.196 for 1 split of our outstanding shares of common stock effected on June 7, 2018;

•

the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, which will occur immediately prior to the completion of this offering; and

•

the automatic net exercise immediately prior to the completion of this offering of warrants issued in February 2018 for an aggregate of 206,247 shares of our redeemable convertible preferred stock and the subsequent conversion of such shares into an aggregate of 206,247 shares of common stock immediately prior to the completion of this offering, based on the initial public offering price of $17.00 per share.

Summary financial data

The following tables present summary financial data for our business. We have derived the statements of operations data for the years ended December 31, 2016 and 2017 from our audited financial statements appearing elsewhere in this prospectus. We have derived the statements of operations data for the three months ended March 31, 2017 and 2018 and the balance sheet data as of March 31, 2018 from our unaudited interim condensed financial statements appearing elsewhere in this prospectus. We have prepared the unaudited interim condensed financial statements on the same basis as our audited financial statements and, in the opinion of management, these financial statements reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair statement of our unaudited interim condensed financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future and our interim results for the three months ended March 31, 2018 are not necessarily indicative of results to be expected for the full year ending December 31, 2018, or any other period. You should read this data together with our financial statements and related notes appearing elsewhere in this prospectus and the information under the captions “Selected financial data” and “Management’s discussion and analysis of financial condition and results of operations.”

	Year ended December 31,		Three months ended March 31,
(in thousands, except share and per share data)	2016	2017	2017	2018

Statements of Operations Data:
Operating expenses:
Research and development	$1,734	$9,286	$2,039	$6,034
General and administrative	651	2,730	378	2,143

Total operating expenses	2,385	12,016	2,417	8,177

Loss from operations	(2,385)	(12,016)	(2,417)	(8,177)
Other income (expense), net	(157)	75	75	(725)
Loss on extinguishment of debt	—	—	—	(6,677)

Net loss	$(2,542)	$(11,941)	$(2,342)	$(15,579)

Net loss per share:(1)
Basic and diluted	$(0.98)	$(3.32)	$(0.72)	$(3.89)

Weighted-average shares used in computing net loss per share:(1)
Basic and diluted	2,599,641	3,596,673	3,241,138	4,006,085

Pro forma net loss per share:(1)
Basic and diluted		$(0.93)		$(0.80)

Weighted-average shares used in computing pro forma net loss per share:(1)
Basic and diluted		12,777,063		19,574,812

(1)	See Notes 2, 14, and 15 to our audited financial statements and Notes 11 and 12 to our unaudited interim condensed financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share, basic and diluted pro forma net loss per share, and the weighted-average number of shares used in the computation of these per share amounts.

	As of March 31, 2018
(In thousands)	Actual	Pro forma(1)	Pro forma as adjusted(2)

Balance Sheet Data:
Cash	$25,269	$73,269	$169,282
Working capital	21,231	69,231	165,244
Redeemable convertible preferred stock put option asset	1,527	—	—
Total assets	28,823	75,296	171,309
Redeemable convertible preferred stock tranche liability	2,028	—	—
Redeemable convertible preferred stock warrant liability	841	—	—
Redeemable convertible preferred stock	46,603	—	—
Accumulated deficit	(30,111)	(30,111)	(30,111)
Total stockholders’ (deficit) equity	(25,826)	70,119	166,132

(1)	The pro forma column reflects (i) the sale and issuance in May 2018 of 4,430,162 shares of our Series B redeemable convertible preferred stock at $10.8348 per share, for net proceeds of $48.0 million and the related settlement of the redeemable convertible preferred stock put option asset and the redeemable convertible preferred stock tranche liability, (ii) the conversion of all of the outstanding shares of our redeemable convertible preferred stock into an aggregate of 24,025,270 shares of common stock immediately prior to the completion of this offering; (iii) the automatic net exercise immediately prior to the completion of this offering of warrants issued in February 2018 for an aggregate of 206,247 shares of our redeemable convertible preferred stock, based on the initial public offering price of $17.00 per share, the subsequent conversion of such shares into an aggregate of 206,247 shares of common stock immediately prior to the completion of this offering and the resultant reclassification of our preferred stock warrant liability to additional paid-in capital, a component of stockholders’ (deficit) equity, all of which will occur in connection with the completion of this offering; and (iv) the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, which will occur immediately prior to the completion of this offering.

(2)	The pro forma as adjusted column reflects (i) the pro forma adjustments set forth above and (ii) the receipt of $96.0 million in net proceeds from our sale of shares of common stock in this offering based on an initial public offering price of $17.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Risk factors

Investing in our common stock involves a high degree of risk. You should consider carefully the following risks, together with all the other information in this prospectus, including our financial statements and notes thereto, before you invest in our common stock. If any of the following risks actually materializes, our operating results, financial condition and liquidity could be materially adversely affected. As a result, the trading price of our common stock could decline and you could lose part or all of your investment.

Risk related to our financial position and need for additional capital

Drug development is a highly uncertain undertaking and involves a substantial degree of risk. We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. We have only one product candidate in development and have not generated any revenue since our inception, which, together with our limited operating history, may make it difficult for you to assess our future viability.

We are a clinical development-stage biopharmaceutical company with a limited operating history upon which you can evaluate our business and prospects. We have no products approved for commercial sale and have not generated any revenue from product sales. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. To date, we have focused principally on developing our only product candidate, AG10, which is in clinical development and will require substantial additional development time and resources before we would be able to apply for or receive regulatory approvals and begin generating revenue from product sales.

We are not profitable and have incurred losses in each year since our inception in August 2013. Our net losses for the years ended December 31, 2016 and 2017 and three months ended March 31, 2018 were $2.5 million, $11.9 million and $15.6 million, respectively. As of March 31, 2018, we had an accumulated deficit of $30.1 million. We have not generated any revenue since our inception, and have financed our operations solely through the sale of equity securities and convertible debt. We continue to incur significant research and development and other expenses related to our ongoing operations and expect to incur losses for the foreseeable future. We anticipate these losses will increase significantly following the completion of this offering and we will not generate any revenue from product sales until after we have successfully completed clinical development and received regulatory approval for the commercial sale of AG10 or any other product candidate that we may identify and pursue.

Because of the numerous risks and uncertainties associated with drug development, we are unable to predict the timing or amount of our expenses, or when we will be able to generate any meaningful revenue or achieve or maintain profitability, if ever. In addition, our expenses could increase beyond our current expectations if we are required by the U.S. Food and Drug Administration, or FDA, or comparable foreign regulatory authorities, to perform studies in addition to those that we currently anticipate, or if there are any delays in any of our or our future collaborators’ clinical trials or the development of AG10 or other product candidates that we may identify. Even if AG10 or any future product candidate that we may identify is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate and ongoing compliance efforts.

We may never be able to develop or commercialize a marketable drug or achieve profitability. Revenue from the sale of any product candidate for which regulatory approval is obtained will be dependent, in part, upon the size of the markets in the territories for which we gain regulatory approval, the accepted price for the product, the ability to obtain reimbursement at any price and whether we own the commercial rights for that territory. If the number of addressable patients is not as significant as we anticipate, the indication approved by regulatory authorities is narrower than we expect, or the reasonably accepted population for treatment is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue from sales of such products, even if approved. Even if we are able to generate revenue from the sale of any approved products, we may not become profitable and may need to obtain additional funding to continue operations. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our failure to achieve sustained profitability would depress the value of our company and could impair our ability to raise capital, expand our business, diversify our research and development pipeline, market AG10 or any other product candidates we may identify and pursue, if approved, or continue our operations. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders’ equity and working capital. In any particular quarter, our operating results could be below the expectations of securities analysts or investors, which could cause our stock price to decline.

We will require substantial additional funding to achieve our business goals. If we are unable to obtain this funding when needed and on acceptable terms, we could be forced to delay, limit or terminate our product development efforts.

We are currently advancing AG10, our only clinical development candidate, in a Phase 2 clinical trial. Developing biopharmaceutical products is expensive and time-consuming, and we expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we advance AG10 in planned and future clinical trials. We are also responsible for license maintenance fees, milestone payments and royalties to Stanford University, or Stanford. As of March 31, 2018, we had working capital of $21.2 million and cash of $25.3 million. Because the outcome of any clinical development and regulatory approval process is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development, regulatory approval process and commercialization of AG10 and any future product candidates we may identify.

We estimate that the net proceeds from this offering will be approximately $96.0 million (or approximately $110.8 million if the underwriters exercise in full their option to purchase additional shares), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We expect that the net proceeds from this offering, together with our existing cash will be sufficient to fund our operations for at least the next 12 months. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations or license and development agreements. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize AG10 and other product candidates that we may identify and pursue. Moreover, such financing may result in dilution to stockholders, imposition of debt covenants and repayment obligations, or other restrictions that may affect our business. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Our future funding requirements will depend on many factors, including, but not limited to:

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the time and cost necessary to complete our ongoing Phase 2 clinical trial of AG10 in ATTR-CM, to initiate and complete any pivotal clinical trials of AG10 and to pursue regulatory approvals for AG10, and the costs of post-marketing studies that could be required by regulatory authorities;

•	the progress and results of our ongoing Phase 2 and planned Phase 3 clinical trials of AG10;

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the progress, timing, scope and costs of our nonclinical studies, clinical trials and other related activities, including the ability to enroll patients in a timely manner for our Phase 2 clinical trial of AG10 and potential future clinical trials;

•	the costs of obtaining clinical and commercial supplies of AG10 and any other product candidates we may identify and develop;

•	our ability to successfully commercialize AG10 and any other product candidates we may identify and develop;

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the manufacturing, selling and marketing costs associated with AG10 and any other product candidates we may identify and develop, including the cost and timing of expanding our sales and marketing capabilities;

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the amount and timing of sales and other revenues from AG10 and any other product candidates we may identify and develop, including the sales price and the availability of adequate third-party reimbursement;

•	the cash requirements of any future acquisitions or discovery of product candidates;

•	the time and cost necessary to respond to technological and market developments;

•	the costs of acquiring, licensing or investing in intellectual property rights, products, product candidates and businesses;

•	our ability to attract, hire and retain qualified personnel; and

•	the costs of maintaining, expanding and protecting our intellectual property portfolio.

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit or terminate one or more of our research or development programs or the commercialization of any product candidates or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, prospects, financial condition and results of operations.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to AG10 or any future product candidates which we develop on unfavorable terms to us.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. We, and indirectly, our stockholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future offerings. To the extent that we raise additional capital through the sale of equity or debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Additionally, any future collaborations we enter into with third parties may provide capital in the near term but limit our potential cash flow and revenue in the future. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms unfavorable to us.

Risk related to our business and the clinical development, regulatory review and approval of our product candidates

We are heavily dependent on the success of our only product candidate, AG10, and we have not identified any other clinical development candidates through our research activities. If we are unable to successfully complete clinical development, obtain regulatory approval for, or commercialize AG10, or experience delays in doing so, our business will be materially harmed.

To date, we have invested all of our efforts and financial resources to the development of AG10, including conducting preclinical studies and clinical trials and providing general and administrative support for these operations. Our future success is dependent on our ability to successfully develop, obtain regulatory approval for, and commercialize AG10. Before we can generate any revenues from sales of AG10, we will be required to conduct additional clinical development, including, among other things, additional toxicology studies that may be required before we can conduct longer-term clinical trials and a larger pivotal clinical trial if our ongoing clinical trial of AG10 is successful, seek and obtain regulatory approval, secure adequate manufacturing supply to support larger clinical trials and commercial sales and build a commercial organization. Further, the success of AG10 will depend on patent and trade secret protection, obtaining and maintaining regulatory exclusivity, acceptance of AG10 by patients, the medical community and third-party payors, its ability to compete with other therapies, healthcare coverage and reimbursement, and maintenance of an acceptable safety profile following approval, among other factors. If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize AG10, which would materially harm our business.

Currently, AG10 is our only product candidate, and it may be years before we can advance AG10 into a pivotal trial, if at all. We have not yet identified any other product candidates for studies that would enable the filing of an investigational new drug application, or IND, or for clinical evaluation. We cannot be certain that AG10 will be successful in clinical trials or receive regulatory approval. If we do not receive regulatory approval for, or otherwise fail to successfully commercialize, AG10, we may need to discontinue our operations as currently contemplated unless we identify other product candidates, advance them through preclinical and clinical development and apply for regulatory approvals, which could be time-consuming and costly, and may adversely affect our business, prospects, financial condition and results of operations.

If we are unable to obtain regulatory approval in one or more jurisdictions for AG10 or any other product candidates that we may identify and develop, our business will be substantially harmed.

We cannot commercialize a product until the appropriate regulatory authorities have reviewed and approved the product candidate. Approval by the FDA and comparable foreign regulatory authorities is lengthy and unpredictable, and depends upon numerous factors. Approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. We have not obtained regulatory approval for AG10, and it is possible that neither AG10 nor any other product candidates which we may seek to develop in the future will ever obtain regulatory approval.

Applications for AG10 or any other product candidates we may develop could fail to receive regulatory approval for many reasons, including but not limited to:

•	our inability to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that AG10 or any other product candidate we may develop is safe and effective;

•	the FDA or comparable foreign regulatory authorities may disagree with the design, endpoints or implementation of our clinical trials, including those of our planned Phase 3 clinical trial;

•	the population studied in the clinical program may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;

•	the FDA’s or comparable foreign regulatory authorities’ requirement for additional preclinical studies or clinical trials beyond those that we currently anticipate;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from nonclinical studies or clinical trials;

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the data collected from clinical trials of AG10 and other product candidates that we may identify and pursue may not be sufficient to support the submission of a new drug application, or NDA, or other submission for regulatory approval in the United States or elsewhere;

•	we may be unable to demonstrate to the FDA or comparable foreign regulatory authorities that a product candidate’s risk-benefit ratio for its proposed indication is acceptable;

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the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications, or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may change in a manner that renders our clinical trial design or data insufficient for approval.

The lengthy approval process, as well as the unpredictability of the results of clinical trials, may result in our failure to obtain regulatory approval to market AG10 or any other product candidates that we may pursue in the United States or elsewhere, which would significantly harm our business, prospects, financial condition and results of operations.

We may encounter substantial delays in our clinical trials, or may not be able to conduct or complete our clinical trials on the timelines we expect, if at all.

Clinical testing is expensive, time consuming, and subject to uncertainty. We cannot guarantee that any of our ongoing and planned clinical trials will be conducted as planned or completed on schedule, if at all. Moreover, even if these trials are initiated or conducted on a timely basis, issues may arise that could suspend or terminate such clinical trials. A failure of one or more clinical trials can occur at any stage of testing, and our ongoing and future clinical trials may not be successful. Events that may prevent successful or timely initiation or completion of clinical trials include:

•	inability to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation or continuation of clinical trials;

•	delays in confirming target engagement, patient selection or other relevant biomarkers to be utilized in preclinical and clinical product candidate development;

•	delays in reaching a consensus with regulatory agencies on study design;

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delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

•	delays in identifying, recruiting and training suitable clinical investigators;

•	delays in obtaining required Institutional Review Board, or IRB, approval at each clinical trial site;

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imposition of a temporary or permanent clinical hold by regulatory agencies for a number of reasons, including after review of an IND or amendment, clinical trial application, or CTA, or amendment, or equivalent application or amendment; as a result of a new safety finding that presents unreasonable risk to clinical trial participants; a negative finding from an inspection of our clinical trial operations or study sites;

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developments in trials for other drug candidates targeting ATTR conducted by competitors that raise regulatory or safety concerns about risk to patients of the treatment, including the approach of TTR stabilization; or if the FDA finds that the investigational protocol or plan is clearly deficient to meet its stated objectives;

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delays in identifying, recruiting and enrolling suitable patients to participate in our clinical trials, and delays caused by patients withdrawing from clinical trials or failing to return for post-treatment follow-up;

•	difficulty collaborating with patient groups and investigators;

•	failure by our CROs, other third parties, or us to adhere to clinical trial requirements;

•	failure to perform in accordance with the FDA’s or any other regulatory authority’s current good clinical practices, or cGCP, requirements, or regulatory guidelines in other countries;

•	occurrence of adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

•	changes in the standard of care on which a clinical development plan was based, which may require new or additional trials;

•	the cost of clinical trials of AG10 or any our product candidates that we may identify and pursue being greater than we anticipate;

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clinical trials of AG10 or any other product candidates that we may identify and pursue producing negative or inconclusive results, which may result in our deciding, or regulators requiring us, to conduct additional clinical trials or abandon product development programs;

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transfer of manufacturing processes to larger-scale facilities operated by a contract manufacturing organization, or CMO, or by us, and delays or failure by our CMOs or us to make any necessary changes to such manufacturing process; and

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delays in manufacturing, testing, releasing, validating, or importing/exporting sufficient stable quantities of AG10 or other product candidates that we may identify for use in clinical trials or the inability to do any of the foregoing.

Any inability to successfully initiate or complete clinical trials could result in additional costs to us or impair our ability to generate revenue. In addition, if we make manufacturing or formulation changes to AG10 or other product candidates that we may identify, we may be required to or we may elect to conduct additional studies to bridge our modified product candidates to earlier versions. Clinical trial delays could also shorten any periods during which our products have patent protection and may allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize AG10 or other product candidates that we may identify and may harm our business and results of operations.

We could also encounter delays if a clinical trial is suspended or terminated by us, by the data safety monitoring board, or DSMB, for such trial or by the FDA or other regulatory authority, or if the IRBs of the institutions in which such trials are being conducted suspend or terminate the participation of their clinical investigators and sites subject to their review. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

Delays in the initiation, conduct or completion of any clinical trial of AG10 or other product candidates that we may develop will increase our costs, slow down our product candidate development and approval process and delay or potentially jeopardize our ability to commence product sales and generate revenue. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of AG10 or any future product candidates which we may develop. In the event we identify any additional product candidates to pursue, we cannot be sure that submission of an IND or a CTA will result in the FDA or comparable foreign regulatory authority allowing clinical trials to begin in a timely manner, if at all. Any of these events could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our clinical trials may fail to demonstrate substantial evidence of the safety and effectiveness of AG10 or any other product candidates that we may identify and pursue, which would prevent, delay or limit the scope of regulatory approval and commercialization.

Before obtaining regulatory approvals for the commercial sale of AG10 or any other product candidate that we may identify and pursue, we must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that the applicable product candidate is both safe and effective for use in each target indication. Each product candidate must demonstrate an adequate risk versus benefit profile in its intended patient population and for its intended use.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical development process. Most product candidates that begin clinical trials are never approved by regulatory authorities for commercialization. We have limited experience in designing clinical trials and may be unable to design and execute a clinical trial to support marketing approval. We cannot be certain that our current clinical trials or any other future clinical trials will be successful. Additionally, any safety concerns observed in any one of our clinical trials in our targeted indications could limit the prospects for regulatory approval of our product candidates in those and other indications, which could have a material adverse effect on our business, financial condition and results of operations. In addition, even if such clinical trials are successfully completed, we cannot guarantee that the FDA or comparable foreign regulatory authorities will interpret the results as we do, and more trials could be required before we submit our product candidates for approval. To the extent that the results of the trials are not satisfactory to the FDA or comparable foreign regulatory authorities for support of a marketing application, we may be required to expend significant resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates. Even if regulatory approval is secured for AG10 or any other product candidate we may identify and pursue, the terms of such approval may limit the scope and use of our product candidate, which may also limit its commercial potential.

Results of earlier studies or clinical trials may not be predictive of future clinical trial results, and initial studies or clinical trials may not establish an adequate safety or efficacy profile for AG10 and other product candidates that we may pursue to justify proceeding to advanced clinical trials or an application for regulatory approval.

The results of nonclinical and preclinical studies and Phase 1 or Phase 2 clinical trials of AG10 or any other product candidates that we may pursue may not be predictive of the results of later-stage clinical trials, and interim results of a clinical trial do not necessarily predict final results. For example, our preclinical and preliminary clinical observations that AG10 potently stabilizes TTR in human serum may not be replicated in later stage clinical trials. Additionally, some of our preclinical studies in which AG10 demonstrated greater TTR stabilization and inhibition of amyloid fibril formation than tafamidis were conducted using synthesized, research-grade tafamidis and therefore may not be indicative of the comparative efficacy of AG10 to commercially available tafamidis. The results of clinical trials in one set of patients or disease indications may not be predictive of those obtained in another. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the dosing regimen and other clinical trial protocols and the rate of dropout among clinical trial participants. In addition, preclinical and clinical data are often susceptible to various interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through nonclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier studies, and we cannot be certain that we will not face similar setbacks. Even if early stage clinical trials are successful, we may need to conduct additional clinical trials of AG10 or other product candidates that we may pursue in additional patient populations or under different treatment conditions before we are able to seek approvals from the FDA and regulatory authorities outside the United States to market and sell these product candidates. Our failure obtain marketing approval for AG10 or any other product candidate we may choose to develop in our ongoing and any future clinical trials would substantially harm our business, prospects, financial condition and results of operations.

We may encounter difficulties enrolling patients in our clinical trials, and our clinical development activities could thereby be delayed or otherwise adversely affected.

The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until its conclusion. We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons, including:

•	the size and nature of the patient population;

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the patient eligibility criteria defined in the applicable clinical trial protocols, which may limit the patient populations eligible for our clinical trials to a greater extent than competing clinical trials for the same indication;

•	the size of the study population required for analysis of the trial’s primary endpoints;

•	the proximity of patients to a trial site;

•	the design of the trial;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

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the approval of competing product candidates currently under development for ATTR, or competing clinical trials for similar therapies or targeting patient populations meeting our patient eligibility criteria;

•	clinicians’ and patients’ perceptions as to the potential advantages and side effects of the product candidate being studied in relation to other available therapies and product candidates;

•	our ability to obtain and maintain patient consents; and

•	the risk that patients enrolled in clinical trials will not complete such trials, for any reason.

If we have difficulty enrolling sufficient numbers of patients to conduct our clinical trials as planned, we may need to delay or terminate ongoing or planned clinical trials, either of which would have an adverse effect on our business.

If serious adverse events or unacceptable side effects are identified during the development of AG10 or other product candidates that we may develop, we may need to delay, limit or terminate our clinical development activities.

Clinical trials by their nature utilize a sample of the potential patient population. Our Phase 2 clinical trial of AG10 for ATTR-CM is designed to enroll approximately 45 subjects. Subject to the successful completion of our Phase 2 clinical trial of AG10 in ATTR-CM and authorization from applicable regulatory authorities, we also plan to initiate a Phase 3 clinical trial of AG10 in up to 130 symptomatic ATTR-PN subjects in early 2019. To date, we have only begun to evaluate AG10 in a limited number of subjects at a limited duration of exposure in our Phase 1 clinical trial and the duration of exposure in our Phase 2 and 3 clinical trials is expected to be significantly longer. Accordingly, any rare and severe side effects of AG10 may be uncovered in later stages of our Phase 2 clinical trial or in any larger, subsequent trials that we may conduct, such as our planned Phase 3 clinical trial of AG10 for ATTR-PN. Additionally, although our animal safety pharmacology studies of AG10 demonstrated a wide safety margin between anticipated therapeutic exposures and doses associated with toxicity and no dose limiting toxicities were established in the 90 day GLP toxicology dog study, in prior toxicology studies of shorter duration, at doses above the no adverse effect level, dogs experienced dose limiting toxicities of gastrointestinal effects including vomiting, dehydration and weight loss. Many product candidates that initially showed promise in early stage testing have later been found to cause side effects that prevented their further development. If AG10 or any product candidates that we may develop are associated with undesirable side effects in clinical trials or have characteristics that are unexpected, we may need to abandon their development or limit their development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective, which could adversely affect our business, prospects, financial condition and results of operations.

We may in the future conduct clinical trials for AG10 or other product candidates that we may identify outside the United States, and the FDA and comparable foreign regulatory authorities may not accept data from such trials.

We may in the future choose to conduct one or more of our clinical trials outside the United States, including in Europe. For instance, subject to the successful completion of our Phase 2 clinical trial of AG10 in ATTR-CM and authorization from applicable regulatory authorities, we plan to initiate a Phase 3 clinical trial of AG10 in up to 130 symptomatic ATTR-PN subjects in early 2019. We do not intend to file an IND with the FDA in connection with this clinical trial as it will be conducted outside of the United States. The acceptance of study data from clinical trials conducted outside the United States or another jurisdiction by the FDA or comparable foreign regulatory authority may be subject to certain conditions. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice; and (ii) the trials were performed by clinical investigators of recognized competence and pursuant to cGCP regulations. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction, including our planned Phase 3 clinical trial of AG10 in ATTR-PN. If the FDA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in AG10 or other product candidates that we may develop not receiving approval or clearance for commercialization in the applicable jurisdiction.

Even if we obtain FDA approval for AG10 or any other product candidates that we may identify and pursue in the United States, we may never obtain approval to commercialize AG10 or other product candidates that we may develop outside of the United States, which would limit our ability to realize their full market potential.

In order to market any products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and effectiveness. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approval could result in difficulties and costs for us and require additional non-clinical studies or clinical trials which could be costly and time-consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of AG10 or any other product candidates that we may identify and pursue in those countries. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We do not have any product candidates approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approval in international markets is delayed, our target market will be reduced and our ability to realize the full market potential of our products will be harmed.

Even though we may apply for orphan drug designation for AG10, we may not be able to obtain orphan drug marketing exclusivity for this product candidate or any of our other product candidates.

Our business strategy focuses on the development of product candidates for the treatment of transthyretin amyloidosis that may be eligible for FDA or European Union, or EU, orphan drug designation. Regulatory authorities in some jurisdictions, including the United States and the EU, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the EU, the Committee for Orphan Medicinal Products of the European Medicines Agency, or EMA, grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the EU (or where it is unlikely that the development of the medicine would generate sufficient return to justify the investment) and for which no satisfactory method of diagnosis, prevention, or treatment is authorized or, if a method exists, the product would be of significant benefit to those affected by the condition. Although the diagnosed ATTR patient population in the United States is currently below 200,000, if the size of the population is shown to be greater as a result of increased rates of diagnosis or otherwise, ATTR may not in the future qualify as an orphan indication.

Generally, if a drug with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug is entitled to a period of marketing exclusivity, which precludes the FDA or comparable foreign regulatory authority from approving another marketing application for the same drug for that time period. The applicable period is seven years in the United States and 10 years in the EU. The EU exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be lost if the FDA or comparable foreign regulatory authority determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

Although we may apply for orphan drug designation for AG10 or other product candidates we may develop, applicable regulatory authorities may not grant us this designation. In addition, even if we obtain orphan drug exclusivity for AG10 or any other product candidate that we may develop, that exclusivity may not effectively protect the candidate from competition because different drugs can be approved for the same condition and the same drug can be approved for different conditions but used off-label. Even after an orphan drug is approved, the FDA can subsequently approve the same drug for the same condition if the FDA concludes that the later drug is clinically superior, in that it is shown to be safer, more effective or makes a major contribution to patient care. In addition, a designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Orphan drug designation neither shortens the development or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process. While we may seek orphan drug designation for applicable indications for AG10 and any future product candidates, we may never receive such designations. Even if we do receive such designations, there is no guarantee that we will enjoy the benefits of those designations. Any inability to secure orphan drug designation or the exclusivity benefits of this designation would have an adverse impact on our ability to develop and commercialize our product candidates.

We may not elect or be able to take advantage of any expedited development or regulatory review and approval processes available to product candidates granted breakthrough therapy or fast track designation by the FDA.

We intend to evaluate and continue ongoing discussions with the FDA on regulatory strategies to rapidly advance the development of AG10. For example, potential expedited development pathways include breakthrough therapy or fast track designation. The breakthrough therapy program is designed for product candidates intended to treat a serious or life-threatening condition, and preliminary clinical evidence indicates that the product candidate may demonstrate substantial improvement on a clinically significant endpoint(s) over available therapies. The fast track program is designed for product candidates that treat a serious or life-threatening condition, and nonclinical or clinical data demonstrate the potential to address an unmet medical need. Although we believe AG10 could potentially qualify under either or both of the breakthrough therapy and fast track programs, we may elect not to pursue either of these programs, and the FDA has broad discretion whether or not to grant these designations. Accordingly, even if we believe a particular product candidate is eligible for breakthrough therapy or fast track designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive breakthrough therapy or fast track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw breakthrough therapy or fast track designation if it believes that the product no longer meets the qualifying criteria. Our business may be harmed if we are unable to avail ourselves of these or any other expedited development and regulatory pathways.

Even if we obtain regulatory approval for a product candidate, our products will remain subject to extensive regulatory scrutiny.

If AG10 or other product candidates that we may develop are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies, and submission of safety, efficacy, and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities.

Manufacturers and manufacturers’ facilities are required to comply with extensive requirements imposed by the FDA and comparable foreign regulatory authorities, including ensuring that quality control and manufacturing procedures conform to current good manufacturing practices, or cGMP, regulations. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any NDA or marketing authorization application, or MAA. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

Any regulatory approvals that we receive for AG10 or other product candidates that we may develop will be subject to limitations on the approved indicated uses for which the product may be marketed and promoted or to the conditions of approval, or contain requirements for potentially costly post-marketing testing. We will be required to report certain adverse reactions and production problems, if any, to the FDA and comparable foreign regulatory authorities. Any new legislation addressing drug safety issues could result in delays in product development or commercialization, or increased costs to assure compliance. The FDA and other agencies, including the Department of Justice, closely regulate and monitor the post-approval marketing and promotion of products to ensure that they are manufactured, marketed and distributed only for the approved indications and in accordance with the provisions of the approved labeling. We will have to comply with requirements concerning advertising and promotion for our products. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved label. As such, we may not promote our products for indications or uses for which they do not have approval. The holder of an approved NDA or MAA must submit new or supplemental applications and obtain approval for certain changes to the approved product, product labeling, or manufacturing process. We could also be asked to conduct post-marketing clinical trials to verify the safety and efficacy of our products in general or in specific patient subsets. If original marketing approval was obtained via the accelerated approval pathway, we could be required to conduct a successful post-marketing clinical trial to confirm clinical benefit for our products. An unsuccessful post-marketing study or failure to complete such a study could result in the withdrawal of marketing approval.

If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of a product, such regulatory agency may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If we fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may, among other things:

•	issue warning letters that would result in adverse publicity;

•	impose civil or criminal penalties;

•	suspend or withdraw regulatory approvals;

•	suspend any of our ongoing clinical trials;

•	refuse to approve pending applications or supplements to approved applications submitted by us;

•	impose restrictions on our operations, including closing our contract manufacturers’ facilities;

•	seize or detain products; or

•	require a product recall.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from our products. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our operating results will be adversely affected.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses.

If AG10 or other product candidates that we may identify are approved and we are found to have improperly promoted off-label uses of those products, we may become subject to significant liability. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, such as AG10 if approved. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. If we are found to have promoted such off-label uses, we may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of our product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

If we engage in acquisitions or strategic partnerships, this may increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

We may engage in various acquisitions and strategic partnerships in the future, including licensing or acquiring complementary products, intellectual property rights, technologies, or businesses. Any acquisition or strategic partnership may entail numerous risks, including:

•	increased operating expenses and cash requirements;

•	the assumption of indebtedness or contingent liabilities;

•	the issuance of our equity securities which would result in dilution to our stockholders;

•	assimilation of operations, intellectual property, products and product candidates of an acquired company, including difficulties associated with integrating new personnel;

•	the diversion of our management’s attention from our existing product programs and initiatives in pursuing such an acquisition or strategic partnership;

•	retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;

•	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals; and

•	our inability to generate revenue from acquired intellectual property, technology and/or products sufficient to meet our objectives or even to offset the associated transaction and maintenance costs.

In addition, if we undertake such a transaction, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense.

Risks related to our reliance on third parties

We expect to rely on third parties to conduct our clinical trials and some aspects of our research and preclinical testing, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, research, or testing.

We currently rely and expect to continue to rely on third parties, such as CROs, clinical data management organizations, medical institutions, and clinical investigators, to conduct some aspects of our research and preclinical testing and our clinical trials. Any of these third parties may terminate their engagements with us or be unable to fulfill their contractual obligations. If any of our relationships with these third parties terminate, we may not be able to enter into arrangements with alternative third parties on commercially reasonable terms, or at all. If we need to enter into alternative arrangements, it would delay our product development activities.

Our reliance on these third parties for research and development activities reduces our control over these activities but does not relieve us of our responsibilities. For example, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA and comparable foreign regulatory authorities require us to comply with cGCPs for conducting, recording, and reporting the results of clinical trials to assure that data and reported results are credible, reproducible and accurate and that the rights, integrity, and confidentiality of trial participants are protected. For any violations of laws and regulations during the conduct of our clinical trials, we could be subject to untitled and warning letters or enforcement action that may include civil penalties up to and including criminal prosecution. We also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database within certain timeframes. Failure to do so can result in fines, adverse publicity, and civil and criminal sanctions.

If these third parties do not successfully carry out their contractual duties, meet expected deadlines, or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for any product candidates we may develop and will not be able to, or may be delayed in our efforts to, successfully commercialize our medicines. Our failure or the failure of these third parties to comply applicable regulatory requirements or our stated protocols could also subject us to enforcement action.

We also expect to rely on other third parties to store and distribute drug supplies for our clinical trials. Any performance failure on the part of our distributors could delay clinical development or marketing approval of any product candidates we may develop or commercialization of our medicines, producing additional losses and depriving us of potential product revenue.

We rely entirely on third parties for the manufacturing of AG10 or other product candidates that we may develop for preclinical studies and clinical trials and expect to continue to do so for commercialization. Our business could be harmed if those third parties fail to provide us with sufficient quantities of drug product, or fail to do so at acceptable quality levels or prices.

We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture drug supplies for our ongoing Phase 2 clinical trial of AG10 or any future clinical trials that we may conduct, and we lack the resources to manufacture any product candidates on a commercial scale. We rely, and expect to continue to rely, on third-party manufacturers to produce AG10 or other product candidates that we may identify for our clinical trials, as well as for commercial manufacture if any of our product candidates receives marketing approval. Although we generally do not begin a clinical trial unless we believe we have a sufficient supply of a product candidate to complete the trial, any significant delay or discontinuity in the supply of a product candidate, or the raw material components thereof, for an ongoing clinical trial due to the need to replace a third-party manufacturer could considerably delay the clinical development and potential regulatory approval of our product candidates, which could harm our business and results of operations. We also expect to rely on third parties for the manufacturing of commercial supply of AG10 or any other product candidates, if approved.

We may be unable to establish any agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

•	reliance on the third party for regulatory compliance and quality assurance;

•	the possible breach of the manufacturing agreement by the third party;

•	the possible misappropriation of our proprietary information, including our trade secrets and know-how; and

•	the possible termination or non-renewal of the agreement by the third party at a time that is costly or inconvenient for us.

Furthermore, all of our contract manufacturers are engaged with other companies to supply and/or manufacture materials or products for such companies, which exposes our manufacturers to regulatory risks for the production of such materials and products. As a result, failure to meet the regulatory requirements for the production of those materials and products may affect the regulatory clearance of our contract manufacturers’ facilities generally. If the FDA or a comparable foreign regulatory agency does not approve these facilities for the manufacture of our product candidates or if any agency withdraws its approval in the future, we may need to find alternative manufacturing facilities, which would negatively impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

AG10 and any future product candidates that we may develop may compete with other product candidates and marketed drugs for access to manufacturing facilities. Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval. We are currently manufacturing AG10 through a third party and have adequate supplies to conduct our ongoing Phase 2 clinical trial. We do not currently have arrangements in place for redundant supply or a second source for bulk drug substance. If we are unable to enter into relationships with additional contract manufacturers, or our current or future contract manufacturers cannot perform as agreed, we may experience delays and incur additional costs in our clinical development and commercialization activities. Our current and anticipated future dependence upon others for the manufacturing of AG10 or other product candidates that we may identify or marketed drugs may adversely affect our future profit margins and our ability to commercialize any product candidates that receive marketing approval on a timely and competitive basis.

If the contract manufacturing facilities on which we rely do not continue to meet regulatory requirements or are unable to meet our supply demands, our business will be harmed.

All entities involved in the preparation of therapeutics for clinical trials or commercial sale, including our existing contract manufacturers for AG10, are subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in late-stage clinical trials must be manufactured in accordance with cGMP, or similar regulatory requirements outside the United States. These regulations govern manufacturing processes and procedures, including recordkeeping, and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of contaminants or to inadvertent changes in the properties or stability of AG10. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, suspension of production, seizures or recalls of product candidates or marketed drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect clinical or commercial supplies of AG10.

We or our contract manufacturers must supply all necessary documentation in support of an NDA or MAA on a timely basis and must adhere to regulations enforced by the FDA and other regulatory agencies through their facilities inspection program. Some of our contract manufacturers have never produced a commercially approved pharmaceutical product and therefore have not obtained the requisite regulatory authority approvals to do so. The facilities and quality systems of some or all of our third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of AG10 or any of our other potential products. In addition, the regulatory authorities may, at any time, audit or inspect a manufacturing facility involved with the preparation of AG10 or our other potential products or the associated quality systems for compliance with the regulations applicable to the activities being conducted. Although we oversee the contract manufacturers, we cannot control the manufacturing process of, and are completely dependent on, our contract manufacturing partners for compliance with the regulatory requirements. If these facilities do not pass a pre-approval plant inspection, regulatory approval of the products may not be granted or may be substantially delayed until any violations are corrected to the satisfaction of the regulatory authority, if ever.

The regulatory authorities also may, at any time following approval of a product for sale, audit the manufacturing facilities of our third-party contractors. If any such inspection or audit identifies a failure to comply with applicable regulations or if a violation of our product specifications or applicable regulations occurs independent of such an inspection or audit, we or the relevant regulatory authority may require remedial measures that may be costly and/or time consuming for us or a third party to implement, and that may include the temporary or permanent suspension of a clinical study or commercial sales or the temporary or permanent closure of a facility. Any such remedial measures imposed upon us or third parties with whom we contract could materially harm our business.

Additionally, if supply from one approved manufacturer is interrupted, an alternative manufacturer would need to be qualified through an NDA supplement or MAA variation, or equivalent foreign regulatory filing, which could result in further delay. The regulatory agencies may also require additional studies if a new manufacturer is relied upon for commercial production. Switching manufacturers may involve substantial costs and is likely to result in a delay in our desired clinical and commercial timelines.

These factors could cause us to incur higher costs and could cause the delay or termination of clinical trials, regulatory submissions, required approvals, or commercialization of AG10 or other product candidates that we may identify. Furthermore, if our suppliers fail to meet contractual requirements and we are unable to secure one or more replacement suppliers capable of production at a substantially equivalent cost, our clinical trials may be delayed or we could lose potential revenue.

Risks related to our intellectual property

If we are unable to obtain and maintain sufficient intellectual property protection for AG10 or other product candidates that we may identify, or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize product candidates similar or identical to ours, and our ability to successfully commercialize AG10 and other product candidates that we may pursue may be impaired.

As is the case with other biopharmaceutical companies, our success depends in large part on our ability to obtain and maintain protection of the intellectual property we may own solely and jointly with others, particularly patents, in the United States and other countries with respect to our product candidates and technology. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to AG10 or other product candidates that we may identify.

Obtaining and enforcing biopharmaceutical patents is costly, time consuming and complex, and we may not be able to file and prosecute all necessary or desirable patent applications, or maintain, enforce and license any patents that may issue from such patent applications, at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. We may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the rights to patents licensed to third parties. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal, technological and factual questions and has in recent years been the subject of much litigation. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States, or vice versa. Further, we may not be aware of all third-party intellectual property rights potentially relating to our product candidates. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or, in some cases, not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued that protect our product candidates, in whole or in part, or which effectively prevent others from commercializing competitive product candidates. Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our patents by developing similar or alternative product candidates in a non-infringing manner.

Moreover, we may be subject to a third-party preissuance submission of prior art to the United States Patent and Trademark Office, or the USPTO, or become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our product candidates and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize drugs without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

In addition, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical product candidates, or limit the duration of the patent protection of our product candidates. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing drugs similar or identical to ours.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or these agreements are terminated or we otherwise experience disruptions to our business relationships with our licensors, we could lose intellectual property rights that are important to our business.

We are a party to an exclusive license agreement with Stanford and may need to obtain additional licenses from others to advance our research and development activities or allow the commercialization of AG10 or any other product candidates we may identify and pursue. Our license agreement with Stanford imposes, and we expect that future license agreements will impose, various development, diligence, commercialization, and other obligations on us. For example, under our license agreement with Stanford we are required to use commercially reasonable efforts to engage in various development and commercialization activities with respect to licensed products, and must satisfy specified milestone and royalty payment obligations. In spite of our efforts, our licensors might conclude that we have materially breached our obligations under such license agreements and might therefore terminate the license agreements, thereby removing or limiting our ability to develop and commercialize products and technology covered by these license agreements. If our license agreement with Stanford is terminated, competitors or other third parties would have the freedom to seek regulatory approval of, and to market, products identical to AG10 and we may be required to cease our development and commercialization of AG10. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

Moreover, disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	the extent to which our product candidates, technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights under our collaborative development relationships;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

•	the priority of invention of patented technology.

In addition, certain provisions in our license agreement with Stanford may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations and prospects.

Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. However, our research, development and commercialization activities may be subject to claims that we infringe or otherwise violate patents or other intellectual property rights owned or controlled by third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions and inter partes reexamination proceedings before the USPTO, and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are pursuing development candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that AG10 or other product candidates that we may identify may be subject to claims of infringement of the patent rights of third parties.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of AG10 or other product candidates that we may identify. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that AG10 or other product candidates that we may identify may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of AG10 or other product candidates that we may identify, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to commercialize such product candidate unless we obtained a license under the applicable patents, or until such patents expire.

Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, including combination therapy, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product candidate unless we obtained a license or until such patent expires. In either case, such a license may not be available on commercially reasonable terms or at all, or it may be non-exclusive, which could result in our competitors gaining access to the same intellectual property.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize AG10 or other product candidates that we may identify. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

Parties making claims against us may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we are not able to obtain patent term extension or non-patent exclusivity in the United States under the Hatch-Waxman Act and in foreign countries under similar legislation, thereby potentially extending the term of our marketing exclusivity for AG10 or other product candidates that we may identify, our business may be materially harmed.

Depending upon the timing, duration and specifics of FDA marketing approval of AG10 or other product candidates that we may identify, one of the U.S. patents covering each of such product candidates or the use thereof may be eligible for up to five years of patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act allows a maximum of one patent to be extended per FDA approved product as compensation for the patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. Patent term extension also may be available in certain foreign countries upon regulatory approval of our product candidates. Nevertheless, we may not be granted patent term extension either in the United States or in any foreign country because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the term of extension, as well as the scope of patent protection during any such extension, afforded by the governmental authority could be less than we request.

If we are unable to obtain patent term extension or restoration, or the term of any such extension is less than we request, the period during which we will have the right to exclusively market our product may be shortened and our competitors may obtain approval of competing products following our patent expiration sooner, and our revenue could be reduced, possibly materially.

It is possible that we will not obtain patent term extension under the Hatch-Waxman Act for a U.S. patent covering AG10 or other product candidates that we may identify even where that patent is eligible for patent term extension, or if we obtain such an extension, it may be for a shorter period than we had sought. Further, for our licensed patents, we do not have the right to control prosecution, including filing with the USPTO, a petition for patent term extension under the Hatch-Waxman Act. Thus, if one of our licensed patents is eligible for patent term extension under the Hatch-Waxman Act, we may not be able to control whether a petition to obtain a patent term extension is filed, or obtained, from the USPTO.

Also, there are detailed rules and requirements regarding the patents that may be submitted to the FDA for listing in the Approved Drug Products with Therapeutic Equivalence Evaluations, or the Orange Book. We may be unable to obtain patents covering our product candidates that contain one or more claims that satisfy the requirements for listing in the Orange Book. Even if we submit a patent for listing in the Orange Book, the FDA may decline to list the patent, or a manufacturer of generic drugs may challenge the listing. If one of our product candidates is approved and a patent covering that product candidate is not listed in the Orange Book, a manufacturer of generic drugs would not have to provide advance notice to us of any abbreviated new drug application filed with the FDA to obtain permission to sell a generic version of such product candidate.

If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected and our business would be harmed.

We seek to protect our confidential proprietary information, in part, by confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and collaborators. These agreements are designed to protect our proprietary information. However, we cannot be certain that such agreements have been entered into with all relevant parties, and we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. For example, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. We also seek to preserve the integrity and confidentiality of our confidential proprietary information by maintaining physical security of our premises and physical and electronic security of our information technology systems, but it is possible that these security measures could be breached. If any of our confidential proprietary information were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position.

Although we are not currently involved in any litigation, we may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents or other intellectual property. Although we are not currently involved in any litigation, if we were to initiate legal proceedings against a third party to enforce a patent covering AG10 or other product candidates that we may identify, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, written description or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable. Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same technology. Our defense of litigation or interference or derivation proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring AG10 or other product candidates that we may identify to market. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We or our licensors may be subject to claims that former employees, collaborators or other third parties have an interest in our owned or in-licensed patents, trade secrets, or other intellectual property as an inventor or co-inventor. For example, we or our licensors may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or our or our licensors’ ownership of our owned or in-licensed patents, trade secrets or other intellectual property. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our product candidates. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Issued patents covering our product candidates could be found invalid or unenforceable if challenged in court.

If we or one of our licensing partners initiated legal proceedings against a third party to enforce a patent covering one of AG10 or other product candidates that we may identify, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in revocation or amendment to our patents in such a way that they no longer cover AG10 or other product candidates that we may identify. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection would have a material adverse impact on our business.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is common in the biotechnology and pharmaceutical industry, we employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employee’s former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. We have systems in place to remind us to pay these fees, and we employ an outside firm and rely on our outside counsel to pay these fees due to non-U.S. patent agencies. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse effect on our business.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on our product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may also export infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United

States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act, or the America Invents Act, enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors were the first to either (i) file any patent application related to our product candidates or (ii) invent any of the inventions claimed in our or our licensor’s patents or patent applications.

The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our owned or in-licensed patent applications and the enforcement or defense of our owned or in-licensed issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, the patent positions of companies in the development and commercialization of pharmaceuticals are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future.

Risks related to commercialization

Even if any product candidates we develop receive marketing approval, they may fail to achieve the degree of market acceptance by physicians, patients, healthcare payors, and others in the medical community necessary for commercial success.

The commercial success of AG10 or other product candidates that we may identify will depend upon its degree of market acceptance by physicians, patients, third-party payors, and others in the medical community. Even if any product candidates we may develop receive marketing approval, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, healthcare payors, and others in the medical community. The degree of market acceptance of any product candidates we may develop, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy and safety of such product candidates as demonstrated in pivotal clinical trials and published in peer-reviewed journals;

•	the potential and perceived advantages compared to alternative treatments;

•	the ability to offer our products for sale at competitive prices;

•	the ability to offer appropriate patient access programs, such as co-pay assistance;

•	the extent to which physicians recommend our products to their patients;

•	convenience and ease of dosing and administration compared to alternative treatments;

•	the clinical indications for which the product candidate is approved by FDA or comparable regulatory agencies;

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product labeling or product insert requirements of the FDA or other comparable foreign regulatory authorities, including any limitations, contraindications or warnings contained in a product’s approved labeling;

•	restrictions on how the product is distributed;

•	the timing of market introduction of competitive products;

•	publicity concerning our products or competing products and treatments;

•	the strength of marketing and distribution support;

•	favorable third-party coverage and sufficient reimbursement; and

•	the prevalence and severity of any side effects.

If any product candidates we develop do not achieve an adequate level of acceptance, we may not generate significant product revenue, and we may not become profitable.

If, in the future, we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any product candidates we may develop, we may not be successful in commercializing those product candidates if and when they are approved.

We do not have a sales or marketing infrastructure and have little experience in the sale, marketing, or distribution of pharmaceutical products. To achieve commercial success for any approved product for which we retain sales and marketing responsibilities, we must either develop a sales and marketing organization or outsource these functions to third parties. In the future, we may choose to build a focused sales, marketing, and commercial support infrastructure to market and sell AG10 and any other product candidates we may identify, if and when they are approved. We may also elect to enter into collaborations or strategic partnerships with third parties to engage in commercialization activities, although there is no guarantee we will be able to enter into these arrangements even if we intend to do so.

There are risks involved with both establishing our own commercial capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force or reimbursement specialists is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing and other commercialization capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our commercialization personnel.

Factors that may inhibit our efforts to commercialize any approved product on our own include:

•	our inability to recruit and retain adequate numbers of effective sales, marketing, reimbursement, customer service, medical affairs, and other support personnel;

•	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future approved products;

•	the inability of reimbursement professionals to negotiate arrangements for formulary access, reimbursement, and other acceptance by payors;

•	the inability to price our products at a sufficient price point to ensure an adequate and attractive level of profitability;

•	restricted or closed distribution channels that make it difficult to distribute our products to segments of the patient population;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent commercialization organization.

If we enter into arrangements with third parties to perform sales, marketing, commercial support, and distribution services, our product revenue or the profitability of product revenue may be lower than if we were to market and sell any products we may develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to commercialize AG10 or other product candidates that we may identify or may be unable to do so on terms that are favorable to us. We may have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish commercialization capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates if approved.

The insurance coverage and reimbursement status of newly-approved products is uncertain. AG10 and any other product candidates that we may develop may become subject to unfavorable pricing regulations, third-party reimbursement practices, or healthcare reform initiatives, which would harm our business. Failure to obtain or maintain adequate coverage and reimbursement for new or current products could limit our ability to market those products and decrease our ability to generate revenue.

Our ability to successfully commercialize AG10 or any other products that we may develop also will depend in part on the extent to which reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers, and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. The availability and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford treatments such as AG10. Sales of AG10 or other product candidates that we may identify will depend substantially, both domestically and abroad, on the extent to which the costs of our product candidates will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize AG10 or any other product candidates we may identify. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a sufficient return on our investment.

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. In general, the prices of medicines under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for medicines, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for AG10 or other product candidates that we may identify. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenues and profits.

There is also significant uncertainty related to the insurance coverage and reimbursement of newly approved products and coverage may be more limited than the purposes for which the medicine is approved by the FDA or comparable foreign regulatory authorities. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. No uniform policy of coverage and reimbursement for products exists among third-party payors and coverage and reimbursement levels for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time consuming and costly process that may require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. It is difficult to predict what CMS will decide with respect to reimbursement for fundamentally novel products such as ours, as there is no body of established practices and precedents for these new products. Reimbursement agencies in Europe may be more conservative than CMS. For example, a number of cancer drugs have been approved for reimbursement in the United States and have not been approved for reimbursement in certain European countries. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale, and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Our inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any approved products we may develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize product candidates, and our overall financial condition.

Government authorities currently impose mandatory discounts for certain patient groups, such as Medicare, Medicaid and Veterans Affairs, or VA, hospitals, and may seek to increase such discounts at any time. Future regulation both domestically and abroad may negatively impact the price of our products, if approved. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any product candidate that we commercialize and, if reimbursement is available, the level of reimbursement. Reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. In order to obtain reimbursement, physicians may need to show that patients have superior treatment outcomes with our products compared to standard of care drugs, including lower-priced generic versions of standard of care drugs. We expect to experience pricing pressures in connection with the sale of any of our product candidates, due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

The regulations that govern marketing approvals, pricing and reimbursement for new drugs vary widely from country to country. In the United States, recently enacted legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenue we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if any product candidates we may develop obtain marketing approval.

If we fail to comply with healthcare laws, we could face substantial penalties and our business, operations and financial conditions could be adversely affected.

Our ongoing and planned operations, including clinical research, sales, marketing and promotion of AG10 or other product candidates that we may identify and begin commercializing in the United States, may subject us to various federal and state fraud and abuse laws and other healthcare laws. The laws that may impact our operations include:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

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federal civil and criminal false claims laws and civil monetary penalty laws, including the False Claims Act, which impose criminal and civil penalties, including through civil “qui tam” or “whistleblower” actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other federal health care programs that are false or fraudulent; knowingly making or causing a false statement material to a false or fraudulent claim or an obligation to pay money to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing such an obligation. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of these statutes or specific intent to violate them in order to have committed a violation;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization;

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the federal Physician Payments Sunshine Act, created under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the ACA, and its implementing regulations, which require manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to the U.S. Department of Health and Human Services under the Open Payments Program, information related to payments or other transfers of value made to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

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analogous state and foreign laws and regulations, such as state and foreign anti-kickback, false claims, consumer protection and unfair competition laws which may apply to pharmaceutical business practices, including but not limited to, research, distribution, sales and marketing arrangements as well as submitting claims involving healthcare items or services reimbursed by any third-party payer, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to file reports with states regarding pricing and marketing information, such as the tracking and reporting of gifts, compensations and other remuneration and items of value provided to healthcare professionals and entities; state and local laws requiring the registration of pharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of our business activities could, despite our efforts to comply, be subject to challenge under one or more of such laws. Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, integrity and oversight agreements to resolve allegations of non-compliance, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations. In addition, the approval and commercialization of any of our product candidates outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

Healthcare legislative measures aimed at reducing healthcare costs may have a material adverse effect on our business and results of operations.

Third-party payors, whether domestic or foreign, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact our ability to sell our products profitably. In particular, in 2010 the ACA was enacted, which, among other things increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program, extended the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations, subjected manufacturers to new annual fees and taxes for certain branded prescription drugs, and provided incentives to programs that increase the federal government’s comparative effectiveness research.

There have been a number of significant changes to the ACA and its implementation. The Tax Cuts and Jobs Act of 2017, or Tax Act, includes a provision repealing effective January 1, 2019 the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. Further, on January 20, 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. On October 13, 2017, President Trump signed an Executive Order terminating the cost-sharing subsidies that reimburse insurers under the ACA. Several state Attorneys General filed suit to stop the administration from terminating the subsidies, but their request for a restraining order was denied by a federal judge in California on October 25, 2017. Moreover, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. The Bipartisan Budget Act of 2018, also amends the ACA, effective January 1, 2019, by increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and closing the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. Similarly, on April 9, 2018, CMS issued a final rule that will give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces by relaxing certain requirements for essential health benefits required under the ACA for plans sold through such marketplaces. Congress will likely consider additional legislation to repeal, replace, or modify other elements of the ACA. The implications of the ACA, its possible repeal, replacement, or modification, and the political uncertainty surrounding these matters for our business and financial condition, if any, are not yet clear.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect in 2013, and, due to subsequent legislative amendments, will remain in effect through 2027 unless additional Congressional action is taken. The American Taxpayer Relief Act of 2012 further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

•	the demand for AG10 or other product candidates that we may identify, if we obtain regulatory approval;

•	our ability to receive or set a price that we believe is fair for our products;

•	our ability to generate revenue and achieve or maintain profitability;

•	the level of taxes that we are required to pay; and

•	the availability of capital.

We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, lower reimbursement, and new payment methodologies. This could lower the price that we receive for any approved product. Any denial in coverage or reduction in reimbursement from Medicare or other government-funded programs may result in a similar denial or reduction in payments from private payors, which may prevent us from being able to generate sufficient revenue, attain profitability or commercialize AG10 or other product candidates that we may identify, if approved.

We face significant competition in an environment of rapid technological and scientific change, and there is a possibility that our competitors may achieve regulatory approval before us or develop therapies that are safer, more advanced or more effective than ours, which may negatively impact our ability to successfully market or commercialize any product candidates we may develop and ultimately harm our financial condition.

The development and commercialization of new drug products is highly competitive. We may face competition with respect to any product candidates that we seek to develop or commercialize in the future from major pharmaceutical companies, specialty pharmaceutical companies, and biotechnology companies worldwide. Potential competitors also include academic institutions, government agencies, and other public and private research organizations that conduct research, seek patent protection, and establish collaborative arrangements for research, development, manufacturing, and commercialization.

There are a number of large pharmaceutical and biotechnology companies that are currently pursuing the development of products for the treatment of ATTR. Companies that we are aware are developing therapeutics for ATTR include large companies with significant financial resources, such as Pfizer Inc., Alnylam Pharmaceuticals Inc., Ionis Pharmaceuticals Inc./Akcea Therapeutics, Inc., Corino Therapeutics Inc./SOM Innovation Biotech, S.L., GlaxoSmithKline plc, Intellia Therapeutics Inc., Arcturus Therapeutics Inc., Neurimmune Holding AG and Prothena Therapeutics plc. In particular, in March 2018, Pfizer announced that its Phase 3 clinical trial of tafamidis in ATTRwt-CM and ATTRm-CM patients (ATTR-ACT) reportedly met its primary endpoint of a reduction in the combination of all-cause mortality and cumulative incidence of cardiovascular-related hospitalizations. If tafamidis receives FDA approval for one or both forms of ATTR-CM, AG10 would not be the first treatment on the market for ATTR, and its market share may be limited. In addition to competition from other companies targeting ATTR, any products we may develop may also face competition from other types of therapies.

Many of our current or potential competitors, either alone or with their strategic partners, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and marketing approved products than we do.

Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient, or are less expensive than any products that we may develop. Furthermore, currently approved products could be discovered to have application for treatment of TTR, which could give such products significant regulatory and market timing advantages over AG10 or other product candidates that we may identify. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours and may obtain orphan product exclusivity from the FDA for indications that AG10 or other product candidates that we may identify are targeting, which could result in our competitors establishing a strong market position before we are able to enter the market. Additionally, products or technologies developed by our competitors may render our potential product candidates uneconomical or obsolete and we may not be successful in marketing any product candidates we may develop against competitors.

In addition, we could face litigation or other proceedings with respect to the scope, ownership, validity and/or enforceability of our patents relating to our competitors’ products and our competitors may allege that our products infringe, misappropriate or otherwise violate their intellectual property. The availability of our competitors’ products could limit the demand, and the price we are able to charge, for any products that we may develop and commercialize. See “Risks related to our intellectual property.”

If the market opportunities for AG10 are smaller than we believe they are, our revenue may be adversely affected, and our business may suffer. Our ability to successfully identify patients and acquire a significant market share will be necessary for us to achieve profitability and growth.

We focus our research and product development on treatments for ATTR. Our projections of both the number of individuals who have a form of ATTR, as well as the subset of individuals with a form of ATTR who have the potential to benefit from treatment with AG10 or other product candidates that we may identify, are based on our beliefs and estimates, including our belief that the availability of minimally invasive diagnostics will result in increased rates of diagnosis for ATTR. These estimates have been derived from a variety of sources, including the scientific literature, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these diseases. The number of patients may turn out to be lower than expected. The effort to identify patients with diseases we seek to treat is in early stages, and we cannot accurately predict the number of patients for whom treatment might be possible. Additionally, the potentially addressable patient population for AG10 or other product candidates that we may identify may be limited or may not be amenable to treatment with AG10 or other product candidates that we may identify, and new patients may become increasingly difficult to identify or gain access to, which would adversely affect our results of operations and our business. Further, even if we obtain significant market share for AG10 or other product candidates that we may identify, because the potential target populations are small, we may never achieve profitability despite obtaining such significant market share. In addition, our market share could be limited by the availability of other treatments for ATTR, such as tafamidis, that could receive regulatory approval or otherwise be commercially launched before AG10.

Risks related to our business and industry

Our future success depends on our ability to retain key employees, consultants and advisors and to attract, retain and motivate qualified personnel.

We are highly dependent on the management, research and development, clinical, financial and business development expertise of our executive officers, as well as the other members of our scientific and clinical teams. However, some of these executive officers and other personnel are not our full-time employees. For example, Neil Kumar, our Chief Executive Officer, is employed by BridgeBio and spends a portion of his time on other BridgeBio matters, including involvement with other BridgeBio subsidiaries. Christine Siu, our Chief Financial Officer, also serves as the Chief Operating Officer for other BridgeBio subsidiaries. Uma Sinha, our Chief Scientific Officer, also serves as the Chief Scientific Officer of BridgeBio and other BridgeBio subsidiaries. Jonathan Fox, our Chief Medical Officer, also serves as the Therapeutic Area Lead of Cardiovascular and Renal Diseases for BridgeBio. As a result, these executive officers may not be able to devote their full attention to our Company, which could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Since joining us, all of our executives, including Dr. Kumar, have each spent the majority of their time devoted to us. While none of the executives has a minimum time commitment to us, each retains flexibility to ensure that he or she can re-allocate his or her time based on the needs of each business. The particulars of these executives’ time-allocation strategy may change over time. The risks related to our dependence upon Dr. Kumar are compounded by BridgeBio’s significant ownership percentage and Dr. Kumar’s role in our company. If we were to lose Dr. Kumar or any of our other executives or key personnel, we may not be able to find appropriate replacements on a timely basis and our financial condition and results of operations could be materially adversely affected. Furthermore, although we have employment offer letters with each of our executive officers other than Dr. Kumar, each of them may terminate their employment with us at any time. We do not maintain “key person” insurance for any of our executives or employees. Recruiting and retaining qualified scientific and clinical personnel and, if we progress the development of our drug pipeline toward scaling up for commercialization, sales and marketing personnel, will also be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval for and commercialize AG10 or other product candidates that we may identify. Competition to hire qualified personnel in our industry is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. Furthermore, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or that they have divulged proprietary or other confidential information, or that their former employers own their research output. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

Certain of our directors and officers may have actual or potential conflicts of interest because of their positions with BridgeBio.

Following this offering, Neil Kumar, founder and Chief Executive Officer of BridgeBio, Ali Satvat, a member of the Board of Managers of BridgeBio, and Hoyoung Huh, a member of BridgeBio, will serve on our board of directors and retain their positions and affiliations with BridgeBio. Similarly, Christine Siu, our Chief Financial Officer, will also serve as the Chief Operating Officer for other BridgeBio subsidiaries. In addition, certain of these individuals own equity interests in BridgeBio, which represent a significant portion of these individuals’ net worth. Their position at BridgeBio and the ownership of any BridgeBio equity or equity awards creates, or may create the appearance of, conflicts of interest when we ask these individuals to make decisions that could have different implications for BridgeBio than the decisions have for us.

We will need to expand our organization and we may experience difficulties in managing this growth, which could disrupt our operations.

As of March 31, 2018, we had 14 full-time employees. As we mature, we expect to expand our full-time employee base and to hire more consultants and contractors. Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time toward managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenues could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

We may expend our limited resources to pursue a particular product candidate and fail to capitalize on development opportunities or product candidates that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and personnel resources, we are placing significant focus on the development of our product candidate, AG10. As a result, we may forgo or delay pursuit of opportunities with other future product candidates that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and other future product candidates for specific indications may not yield any commercially viable future product candidates. If we do not accurately evaluate the commercial potential or target market for a particular future product candidate, we may relinquish valuable rights to that future product candidates through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such future product candidates.

Product liability lawsuits against us could cause us to incur substantial liabilities and could limit commercialization of any product candidates that we may develop.

We face an inherent risk of product liability exposure related to the testing of AG10 or other product candidates that we may identify in human clinical trials and will face an even greater risk if we commercially sell any medicines that we may develop. If we cannot successfully defend ourselves against claims that our product candidates or medicines caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates or medicines that we may develop;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant costs to defend the related litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue; and

•	the inability to commercialize AG10 or any other product candidates that we may develop.

Although we maintain product liability insurance, including coverage for clinical trials that we sponsor, it may not be adequate to cover all liabilities that we may incur. We anticipate that we will need to increase our insurance coverage as we commence additional clinical trials and if we successfully commercialize any product candidates. The market for insurance coverage is increasingly expensive, and the costs of insurance coverage will increase as our clinical programs increase in size. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

Our ability to invest in and expand our business and meet our financial obligations, to attract and retain third-party contractors and collaboration partners and to raise additional capital depends on our operating and financial performance, which, in turn, is subject to numerous factors, including the prevailing economic and political conditions and financial, business and other factors beyond our control, such as the rate of unemployment, the number of uninsured persons in the United States, political influences and inflationary pressures. For example, an overall decrease in or loss of insurance coverage among individuals in the United States as a result of unemployment, underemployment or the repeal of certain provisions of the ACA, may decrease the demand for healthcare services and pharmaceuticals. If fewer patients are seeking medical care because they do not have insurance coverage, we may experience difficulties in any eventual commercialization of our product candidates and our business, results of operations, financial condition and cash flows could be adversely affected.

In addition, our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets upon which biopharmaceutical companies such as us are dependent for sources of capital. In the past, global financial crises have caused extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn could result in a variety of risks to our business, including a reduced ability to raise additional capital when needed on acceptable terms, if at all, and weakened demand for AG10 or other product candidates that we may identify. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

Our internal computer systems, or those used by our third-party research institution collaborators, CROs or other contractors or consultants, may fail or suffer security breaches.

Despite the implementation of security measures, our internal computer systems and those of our future CROs and other contractors and consultants may be vulnerable to damage from computer viruses and unauthorized access. Although to our knowledge we have not experienced any such material system failure or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed, ongoing or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on our third-party research institution collaborators for research and development of AG10 and other third parties for the manufacture of AG10 and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or systems, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of AG10 could be delayed.

Certain data breaches must also be reported to affected individuals and the government, and in some cases to the media, under provisions of HIPAA, as amended by HITECH, other U.S. federal and state law, and requirements of non-U.S. jurisdictions, including the European Union Data Protection Directive, and financial penalties may also apply.

Our insurance policies may not be adequate to compensate us for the potential losses arising from breaches, failures or disruptions of our infrastructure, catastrophic events and disasters or otherwise. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and defending a suit, regardless of its merit, could be costly and divert management’s attention.

Furthermore, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on other third parties for the manufacture of AG10 and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business.

We or the third parties upon whom we depend may be adversely affected by earthquakes or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Earthquakes or other natural disasters could severely disrupt our operations, and have a material adverse effect on our business, results of operations, financial condition and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, particularly when taken together with our lack of earthquake insurance, could have a material adverse effect on our business.

Our anticipated international operations may expose us to business, regulatory, political, operational, financial, pricing and reimbursement and economic risks associated with doing business outside of the United States.

We currently have no international operations, but our business strategy incorporates potential international expansion to target ATTR patient populations outside the United States. If we receive regulatory approval for and commercialize AG10 in patient populations outside the United States, we may hire sales representatives and conduct physician and patient association outreach activities outside of the United States. Doing business internationally involves a number of risks, including but not limited to:

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multiple, conflicting, and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements, and other governmental approvals, permits, and licenses;

•	failure by us to obtain and maintain regulatory approvals for the use of our products in various countries;

•	additional potentially relevant third-party patent rights;

•	complexities and difficulties in obtaining protection and enforcing our intellectual property;

•	difficulties in staffing and managing foreign operations;

•	complexities associated with managing multiple payor reimbursement regimes, government payors, or patient self-pay systems;

•	limits in our ability to penetrate international markets;

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financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products, and exposure to foreign currency exchange rate fluctuations;

•	natural disasters, political and economic instability, including wars, terrorism, and political unrest, outbreak of disease, boycotts, curtailment of trade, and other business restrictions;

•	certain expenses including, among others, expenses for travel, translation, and insurance; and

•

regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act, its books and records provisions, or its anti-bribery provisions.

Any of these factors could significantly harm our potential international expansion and operations and, consequently, our results of operations.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, requires that we evaluate and determine the effectiveness of our internal control over financial reporting and, beginning with our second annual report following this offering, provide a management report on internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our results of operations, cause us to fail to meet our reporting obligations, result in a restatement of our financial statements for prior periods, or adversely affect the results of management evaluations and independent registered public accounting firm audits of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal controls over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock.

We are in the process of designing and implementing the internal control over financial reporting required to comply with Section 404 of the Sarbanes-Oxley Act. This process will be time consuming, costly, and complicated. If we are unable to assert that our internal control over financial reporting is effective or when required in the future, if our independent registered public accounting firm issues an adverse opinion on the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be adversely affected and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

The report of our independent registered public accounting firm on our 2017 financial statements contains an explanatory paragraph regarding our ability to continue as a going concern, and we will need additional financing to execute our business plan, to fund our operations and to continue as a going concern.

Since inception, we have experienced recurring operating losses and negative cash flows and we expect to continue to generate operating losses and consume significant cash resources for the foreseeable future. These conditions raise substantial doubt about our ability to continue as a going concern without additional financing. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our 2017 financial statements with respect to this uncertainty. Substantial doubt about our ability to continue as a going concern may materially and adversely affect the price per share of our common stock and we may have a more difficult time obtaining financing.

Risks related to our equity securities and this offering

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act, and we intend to take advantage of some of the exemptions from reporting requirements that are applicable to other public companies that are not emerging growth companies, including:

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being permitted to provide only two years of audited financial statements prior to our first filing of our Annual Report on Form 10-K, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s discussion and analysis of financial condition and results of operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

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not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	not being required to hold a non-binding advisory vote on executive compensation or obtain stockholder approval of any golden parachute payments not previously approved.

We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Under Section 107(b) of the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

The market price of our common stock may be highly volatile, and you may not be able to resell your shares at or above the initial public offering price.

The market price of our common stock is likely to be volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

•	adverse results or delays in our preclinical studies or clinical trials, including our ongoing Phase 2 and planned Phase 3 clinical trials of AG10;

•	reports of adverse events or other negative results in clinical trials of third parties’ product candidates for ATTR or similar indications, including the Phase 3 ATTR-ACT clinical trial of tafamidis;

•	inability to obtain additional funding;

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any delay in filing an IND or NDA for AG10 or other product candidates that we may identify and any adverse development or perceived adverse development with respect to the FDA’s review of that IND or NDA;

•	failure to develop successfully and commercialize AG10 or other product candidates that we may identify;

•	failure to maintain our existing license arrangements or enter into new licensing and collaboration agreements;

•	failure by us or our licensors to prosecute, maintain or enforce our intellectual property rights;

•	changes in laws or regulations applicable to future products;

•	inability to obtain adequate clinical or commercial supply for our product candidates or the inability to do so at acceptable prices;

•	adverse regulatory decisions, including failure to reach agreement with applicable regulatory authorities on the design or scope of our planned clinical trials;

•	failure to obtain and maintain regulatory exclusivity for our product candidates;

•	regulatory approval or commercialization of new products or other methods of treating our target disease indications by our competitors;

•	failure to meet or exceed financial projections we may provide to the public or to the investment community;

•	the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us, our strategic collaboration partner or our competitors;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	additions or departures of key scientific or management personnel;

•	significant lawsuits, including patent or stockholder litigation;

•	changes in the market valuations of similar companies;

•	sales of our common stock by us or our stockholders in the future; and

•	trading volume of our common stock.

In addition, companies trading in the stock market in general, and Nasdaq, in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

Investors purchasing shares of common stock in this offering will pay a price per share that substantially exceeds the pro forma as adjusted book value per share of our tangible assets after subtracting our liabilities.

As a result, investors purchasing shares of common stock in this offering will incur immediate dilution of $12.36 per share, based on the initial public offering price of $17.00 per share, and our pro forma adjusted net tangible book value as of March 31, 2018. Further, based on these assumptions, investors purchasing shares of common stock in this offering will contribute approximately 52.9% of the total amount invested by stockholders since our inception, but will own only approximately 17.5% of the shares of common stock outstanding. For information on how the foregoing amounts were calculated, see “Dilution” located elsewhere in this prospectus.

This dilution is due to the substantially lower price paid by our investors who purchased shares prior to this offering as compared to the price offered to the public in this offering, and the exercise of stock options granted to our employees. In addition, as of March 31, 2018, options to purchase 560,128 shares of our common stock at a weighted-average exercise price of $0.91 per share were outstanding. The exercise of any of these options or any outstanding options granted subsequently would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, as well as other factors, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, would result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We will need additional capital in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. These sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

Pursuant to our 2018 Stock Option and Incentive Plan, or the 2018 Plan, which became effective upon the effectiveness of the registration statement of which this prospectus is a part, we are authorized to grant stock options and other equity-based awards to our employees, directors and consultants. If our board of directors elects to increase the number of shares available for future grant and our stockholders approve of such an increase at our annual meeting, our stockholders may experience additional dilution, and our stock price may fall.

A significant portion of our total outstanding shares is restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of our common stock to decline significantly.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, upon the expiration of the market standoff and lock-up agreements, the early release of these agreements, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock. After this offering and after giving effect to the conversion immediately prior to the completion of this offering of all outstanding shares of our redeemable convertible preferred stock into 24,025,270 shares of our common stock, the automatic net exercise of warrants for 206,247 shares of our redeemable convertible preferred stock, based on the initial public offering price of $17.00 per share, and the subsequent conversion of such shares into an aggregate of 206,247 shares of common stock immediately prior to the completion of this offering, upon the completion of this offering, we will have 35,814,527 shares of common stock outstanding based on 5,333,010 shares of our common stock outstanding as of March 31, 2018. Of these shares, the 6,250,000 shares we are selling in this offering may be resold in the public market immediately, unless purchased by our affiliates. The remaining 29,564,527 shares, or 82.5% of our outstanding shares after this offering, are currently prohibited or otherwise restricted under securities laws, market standoff agreements entered into by our stockholders with us or lock-up agreements entered into by our stockholders with the underwriters; however, subject to applicable securities law restrictions and excluding shares of restricted stock that will remain unvested, these shares will be able to be sold in the public market beginning 180 days after the date of this prospectus. The representatives may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements at any time and for any reason. In addition, the 1,285,778 shares of unvested restricted stock and common stock issued and outstanding as of March 31, 2018 will become available for sale immediately upon the vesting of such shares, as applicable, and the expiration of any applicable market standoff or lock-up agreements. Shares issued upon the exercise of stock options outstanding under our equity incentive plans or pursuant to future awards granted under those plans will become available for sale in the public market to the extent permitted by the provisions of applicable vesting schedules, any applicable market standoff and lock-up agreements, and Rule 144 and Rule 701 under the Securities Act of 1933, as amended, or the Securities Act. See the section titled “Shares eligible for future sale” for additional information.

Moreover, after the completion of this offering, based on the initial public offering price of $17.00 per share, holders of an aggregate of 24,231,517 shares of our common stock will have rights, subject to conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also plan to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance and once vested, subject to volume limitations applicable to affiliates and the lock-up agreements described in the section titled “Underwriting” in this prospectus. If any of these additional shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our common stock could decline.

Participation in this offering by certain of our existing owners would reduce the available public float for our shares.

Certain of our principal stockholders, including stockholders affiliated with certain of our directors, have agreed to purchase an aggregate of approximately $41.0 million of our common stock in this offering, at the initial public offering price. Such purchase would reduce the available public float for our shares because such entities would be restricted from selling the shares by restrictions under applicable securities laws. As a result, any purchase of shares by such entities in this offering may reduce the liquidity of our common stock relative to what it would have been had these shares been purchased by investors that were not existing stockholders.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not currently have and may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock could decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Our executive officers, directors, five percent stockholders and their affiliates beneficially own approximately 91.9% of our voting stock as of March 31, 2018 and, upon the completion of this offering, that same group will beneficially own approximately 74.5% of our outstanding voting stock. Therefore, even after this offering, these stockholders, and in particular, our controlling stockholder, BridgeBio, will have the ability to influence us through their ownership positions. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders, acting together, may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may believe are in your best interest as one of our stockholders.

Certain of our principal stockholders, including stockholders affiliated with certain of our directors, have agreed to purchase an aggregate of approximately $41.0 million in shares of our common stock in this offering at the initial public offering price per share and on the same terms as the other purchasers in this offering.

BridgeBio will continue to own a significant percentage of our common stock, will be able to exert significant control over matters subject to stockholder approval and may have interests that conflict with those of our other stockholders.

BridgeBio is currently our majority stockholder, and after this offering is completed, we will continue to be controlled by BridgeBio. Upon the completion of this offering, BridgeBio will beneficially own approximately 54.8% of the voting power of our outstanding common stock, or approximately 53.4% if the underwriters exercise their option to purchase additional shares of common stock in full. Therefore, even after this offering, BridgeBio will have the ability to substantially influence us and exert significant control through this ownership position. For example, BridgeBio will be able to control elections of directors, amendments of our organizational documents, or approval of any merger, amalgamation, sale of assets or other major corporate transaction. Any transferees or successors of all or a significant portion of BridgeBio’s ownership in us will be able to exert a similar amount of control over us through their ownership position.

Furthermore, certain of our directors and officers may have actual or potential conflicts of interest with us because of their positions or affiliations with BridgeBio. For example, following this offering, Neil Kumar, founder and Chief Executive Officer of BridgeBio, and Hoyoung Huh, a member of BridgeBio, will continue to serve on our board of directors and retain their positions and affiliations with BridgeBio. Christine Siu, our Chief Financial Officer, also serves as the Chief Operating Officer for other BridgeBio subsidiaries. Uma Sinha, our Chief Scientific Officer, also serves as the Chief Scientific Officer of BridgeBio and other BridgeBio subsidiaries. Jonathan Fox, our Chief Medical Officer, also serves as the Therapeutic Area Lead of Cardiovascular and Renal Diseases for BridgeBio. BridgeBio’s interests may not always coincide with our corporate interests or the interests of other stockholders, and it may exercise its voting and other rights in a manner with which you may not agree or that may not be in the best interests of our other stockholders. So long as it continues to own a significant amount of our equity, BridgeBio will continue to be able to strongly influence and significantly control our decisions.

Although we do not expect to rely on the “controlled company” exemption under the rules and regulations of Nasdaq, we expect to have the right to use such exemption and therefore we could in the future avail ourselves of certain reduced corporate governance requirements.

BridgeBio will hold a majority of the voting power of our outstanding capital stock following the completion of this offering, and therefore we will be considered a “controlled company” as that term is set forth in the rules and regulations of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by a person or group of persons acting together is a “controlled company” and may elect not to comply with certain rules and regulations of Nasdaq regarding corporate governance, including:

•	the requirement that a majority of its board of directors consist of independent directors;

•

the requirement that its director nominees be selected or recommended for the board’s selection by a majority of the board’s independent directors in a vote in which only independent directors participate or by a nominating committee comprised solely of independent directors, in either case, with board resolutions or a written charter, as applicable, addressing the nominations process and related matters as required under the federal securities laws; and

•	the requirement that its compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

These requirements would not apply to us if, in the future, we choose to avail ourselves of the “controlled company” exemption. Although we qualify as a “controlled company,” we do not currently expect to rely on these exemptions and intend to fully comply with all corporate governance requirements under the rules and regulations of Nasdaq. However, if we were to utilize some or all of these exemptions, we would not comply with certain of the corporate governance standards of Nasdaq, which could adversely affect the protections for our other stockholders.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds” located elsewhere in this prospectus, and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders or remove our current management.

Our restated certificate of incorporation, amended and restated bylaws and Delaware law contain provisions that may have the effect of delaying or preventing a change in control of us or changes in our management. Our restated certificate of incorporation and amended and restated bylaws, which will become effective upon the completion of this offering, include provisions that:

•

authorize “blank check” preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;

•	specify that special meetings of our stockholders can be called only by our board of directors or stockholders holding at least 25% of our outstanding voting stock;

•

establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•

provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum, or by the holders of a majority of the outstanding shares of capital stock then entitled to vote at an election of directors;

•	specify that no stockholder is permitted to cumulate votes at any election of directors;

•	expressly authorize our board of directors to modify, alter or repeal our amended and restated bylaws; and

•	require supermajority votes of the holders of our common stock to amend specified provisions of our amended and restated certificate of incorporation and amended and restated bylaws.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us. Any provision of our restated certificate of incorporation or amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our quarterly and annual operating results may fluctuate significantly in the future, which makes it difficult for us to predict our future operating results. Our operating results may fluctuate due to a variety of factors, many of which are outside of our control and may be difficult to predict, including the following:

•

the timing, results and cost of, and level of investment in, our clinical development activities for AG10 and any other product candidates we may identify and pursue, which may change from time to time;

•	the cost of manufacturing AG10 or other product candidates that we may identify, which may vary depending on the quantity of production and the terms of our agreements with manufacturers;

•

our ability to conduct clinical trials of AG10 in accordance with our plans and to obtain regulatory approval for AG10 or other product candidates that we may identify, and the timing and scope of any such approvals we may receive;

•

the timing and success or failure of clinical trials for competing product candidates, or any other change in the competitive landscape of our industry, including consolidation among our competitors or partners;

•	expenditures that we will or may incur to acquire or develop additional product candidates and technologies;

•	our ability to attract, hire and retain qualified personnel;

•	the level of demand for AG10 or other product candidates that we may identify, should they receive approval, which may vary significantly;

•	future accounting pronouncements or changes in our accounting policies;

•

the risk/benefit profile, cost and reimbursement policies with respect to AG10 or other product candidates that we may identify, if approved, and existing and potential future drugs that compete with our product candidates; and

•	the changing and volatile U.S., European and global economic environments.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially.

Our future ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred substantial losses during our history and do not expect to become profitable in the near future and we may never achieve profitability. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset a portion of future taxable income, if any, subject to expiration of such carryforwards in the case of carryforwards generated prior to 2018. In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards, or NOLs, and other pre-change tax attributes (such as research tax credits) to offset its post-change income or taxes may be limited. Our prior equity offerings and other changes in our stock ownership may have resulted in ownership changes. In addition, we may experience ownership changes in the future as a result of this offering or subsequent shifts in our stock ownership, some of which are outside of our control. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us. At the state level, there may also be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. In addition, under the Tax Cuts and Jobs Act of 2017, or the Tax Act, the amount of post 2017 NOLs that we are permitted to deduct in any taxable year is limited to 80% of our taxable income in such year, where taxable income is determined without regard to the NOL deduction itself. The Tax Act generally eliminates the ability to carry back any NOL to prior taxable years, while allowing post 2017 unused NOLs to be carried forward indefinitely. There is a risk that due to changes under the Tax Act, regulatory changes, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs, whether or not we attain profitability.

Comprehensive tax reform legislation could adversely affect our business and financial condition.

On December 22, 2017, the Tax Act was signed into law. The Tax Act, among other things, contains significant changes to corporate taxation, including (i) reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, (ii) limitation of the tax deduction for interest expense to 30% of adjusted earnings (except for certain small businesses), (iii) limitation of the deduction for net operating losses to 80% of current year taxable income in respect of net operating losses generated during or after 2018 and elimination of net operating loss carrybacks, (iv) one-time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, (v) immediate deductions for certain new investments instead of deductions for depreciation expense over time, and (vi) modifying or repealing many business deductions and credits. Any federal net operating loss incurred in 2018 and in future years may now be carried forward indefinitely pursuant to the Tax Act. It is uncertain if and to what extent various states will conform to the newly enacted federal tax law. We will continue to examine the impact the Tax Act may have on our business.

We do not currently intend to pay dividends on our common stock, and, consequently, our stockholders’ ability to achieve a return on their investment will depend on appreciation in the price of our common stock.

We do not currently intend to pay any cash dividends on our common stock for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future. Since we do not intend to pay dividends, your ability to receive a return on your investment will depend on any future appreciation in the market value of our common stock. There is no guarantee that our common stock will appreciate or even maintain the price at which our holders have purchased it.

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for shares of our common stock. Although our common stock has been approved for listing on The Nasdaq Global Select Market, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price of our common stock was determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of our common stock after this offering. In the absence of an active trading market for our common stock, investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell.

Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of fraud, misconduct or other illegal activity by our employees, independent contractors, consultants, commercial partners and vendors. Misconduct by these parties could include intentional, reckless and negligent conduct that fails to: comply with the laws of the FDA and comparable foreign regulatory authorities; provide true, complete and accurate information to the FDA and comparable foreign regulatory authorities; comply with manufacturing standards we have established; comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws; or report financial information or data accurately or to disclose unauthorized activities to us. If we obtain FDA approval of AG10 or other product candidates that we may identify and begin commercializing those products in the United States, our potential exposure under such laws will increase significantly, and our costs associated with compliance with such laws are also likely to increase. In particular, research, sales, marketing, education and other business arrangements in the healthcare industry are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, educating, marketing and promotion, sales and commission, certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. We have adopted a code of business conduct and ethics, but it is not always possible to identify and deter misconduct by employees and third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

We will incur significant costs as a result of operating as a new public company, and our management will devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which will require, among other things, that we file with the SEC, annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and Nasdaq to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices.

Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation-related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access. Recent legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the pricing of this offering. We intend to take advantage of this new legislation, but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Cautionary note regarding forward-looking statements

This prospectus, including the sections entitled “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Business,” contains forward-looking statement, within the meaning of the Private Securities Litigation Reform Act of 1995, concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•

the success, cost and timing of our clinical development of AG10 for the treatment of ATTR-CM and ATTR-PN, including the progress of, and results from, our ongoing Phase 2 clinical trial of AG10 in ATTR-CM and our planned Phase 3 clinical trial of AG10 in ATTR-PN;

•	our ability to initiate, recruit and enroll patients in, and conduct our clinical trials at the pace that we project;

•	our ability to obtain and maintain regulatory approval of our only current product candidate, AG10, and any related restrictions, limitations or warnings in the label of AG10, if approved;

•	our ability to compete with companies currently marketing or engaged in the development of treatments for ATTR;

•	our reliance on third parties to conduct our clinical trials and to manufacture drug substance for use in our clinical trials;

•	the size and growth potential of the markets for AG10 and any additional product candidates we may identify and pursue, and our ability to serve those markets;

•	our ability to identify and advance through clinical development any additional product candidates;

•

the commercialization of AG10 and any other product candidates we may identify and pursue, if approved, including our ability to successfully build a specialty sales force and commercial infrastructure to market AG10 and any other product candidates we may identify and pursue;

•	our ability to retain and recruit key personnel;

•	our ability to obtain and maintain adequate intellectual property rights, including under our exclusive license with Stanford University, to develop and commercialize AG10;

•	our expectations regarding government and third-party payor coverage and reimbursement;

•	our estimates of our expenses, ongoing losses, capital requirements and our needs for or ability to obtain additional financing;

•	our expected uses of the net proceeds to us from this offering;

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

•	our financial performance; and

•	developments and projections relating to our competitors or our industry.

In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we assume no obligation to update or revise any forward-looking statements except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to rely unduly upon these statements.

Use of proceeds

We estimate that our net proceeds from the sale of 6,250,000 shares of our common stock in this offering will be approximately $96.0 million, or $110.8 million if the underwriters exercise in full their option to purchase 937,500 additional shares, based on an initial public offering price of $17.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering as follows:

•

Approximately 80% of the net proceeds will be used to fund our clinical development of AG10 for the treatment of ATTR-CM and ATTR-PN, including our ongoing Phase 2 ATTR-CM and planned Phase 3 ATTR-PN clinical trials, as well as future clinical trials and additional research and development activities; and

•	The remaining proceeds will be used for working capital and general corporate purposes.

We may also use a portion of the net proceeds to in-license, acquire or invest in new businesses, technology or assets. Although we have no current agreements, commitments or understandings with respect to any such in-license or acquisition, we evaluate such opportunities and engage in related discussions with third parties from time to time.

We estimate that our current cash, along with the net proceeds from this offering, will be sufficient for us to fund our operating expenses and capital expenditure requirements through at least the next 12 months, including through the completion of our ongoing Phase 2 and planned Phase 3 clinical trials of AG10. However, the net proceeds from this offering, together with our current cash, will not be sufficient for us to fund the development of AG10 through regulatory approval, and we will need to raise additional capital to complete the development and commercialization of AG10. At this time, we cannot predict with certainty the amount of capital needed to complete the development and commercialization of AG10, but we anticipate seeking additional capital in the future to fund such capital needs through further equity offerings and/or debt borrowings, or through collaboration agreements, strategic alliances, licensing arrangements or marketing and distribution arrangements. We cannot guarantee that we will be able to raise additional capital on reasonable terms or at all.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above.

The amounts and timing of our actual expenditures and the extent of our research and development activities may vary significantly depending on numerous factors, including the progress of our development efforts, the status of and results from any preclinical or clinical trials we may commence in the future, our ability to take advantage of expedited programs or to obtain regulatory approval for any other product candidates we may identify and pursue, the timing and costs associated with the manufacture and supply of any other product candidates we may identify and pursue for clinical development or commercialization, and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

We intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

Dividend policy

We have never declared or paid any cash dividends on our capital stock. We do not anticipate paying any dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. Any future determination to declare dividends will be subject to the discretion of our board of directors and will depend on various factors, including applicable laws, our results of operations, financial condition, future prospects and any other factors deemed relevant by our board of directors. Investors should not purchase our common stock with the expectation of receiving cash dividends.

Capitalization

The following table sets forth our cash and capitalization as of March 31, 2018:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) the sale and issuance in May 2018 of 4,430,162 shares of our Series B redeemable convertible preferred stock at $10.8348 per share, for net proceeds of $48.0 million and the related settlement of the redeemable convertible preferred stock put option asset and the redeemable convertible preferred stock tranche liability, (ii) the filing and effectiveness of our restated certificate of incorporation as of immediately prior to the completion of this offering; (iii) the automatic net exercise of warrants issued in February 2018 for an aggregate of 206,247 shares of our redeemable convertible preferred stock, based on the initial public offering price of $17.00 per share, the subsequent conversion of such shares into an aggregate of 206,247 shares of common stock immediately prior to the completion of this offering and the resultant reclassification of our preferred stock warrant liabilities to additional paid-in capital, a component of stockholders’ deficit, all of which will occur in connection with the completion of this offering; and (iv) the conversion of all of the outstanding shares of our redeemable convertible preferred stock into an aggregate of 24,025,270 shares of common stock immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to give further effect to the sale of 6,250,000 shares of common stock in this offering at the initial public offering price of $17.00 per share, after deducting underwriting discounts and commissions, and estimated offering expenses payable by us.

You should read this information together with our financial statements and related notes appearing elsewhere in this prospectus and the information set forth under the heading “Selected financial data” and “Management’s discussion and analysis of financial condition and results of operations.”

	As of March 31, 2018
(In thousands, except share and per share amounts)	Actual	Pro forma	Pro forma as adjusted(1)
Cash	$25,269	$73,269	$169,282

Redeemable convertible preferred stock put option asset	$1,527	$—	$—
Redeemable convertible preferred stock tranche liability	2,028	—	—
Redeemable convertible preferred stock warrant liability	841	—	—
Redeemable convertible preferred stock, $0.001 par value, 20,457,205 shares authorized; 15,657,863 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	46,603	—	—

Stockholders’ (deficit) equity:
Preferred stock, $0.001 par value, no shares authorized, issued and outstanding, actual; 5,000,000 shares authorized, no shares issued and outstanding pro forma and pro forma as adjusted	—	—	—
Common stock, $0.001 par value, 27,000,000 shares authorized; 5,333,010 shares issued and outstanding, actual; 150,000,000 shares authorized, pro forma and pro forma as adjusted; 29,564,527 shares issued and outstanding, pro forma; 35,814,527 shares issued and outstanding, pro forma as adjusted	4	30	36
Additional paid-in capital	4,281	100,200	196,207
Accumulated deficit	(30,111)	(30,111)	(30,111)

Total stockholders’ (deficit) equity	(25,826)	70,119	166,132

Total capitalization	$22,119	$70,119	$166,132

The number of shares of common stock issued and outstanding actual, pro forma and pro forma as adjusted in the table above is based on 5,333,010 shares of common stock outstanding as of March 31, 2018 and 24,231,517 additional shares of our common stock issuable upon the conversion of all outstanding shares of our redeemable convertible preferred stock upon the completion of this offering based on the initial public offering price of $17.00 per share, and excludes:

•

560,128 shares of our common stock issuable upon the exercise of stock options to purchase common stock that were outstanding as of March 31, 2018, with a weighted-average exercise price of $0.91 per share;

•	213,842 shares of common stock issuable upon exercise of options granted after March 31, 2018 at a weighted-average exercise price of $7.24 per share;

•	807,682 shares of our common stock reserved for issuance pursuant under our 2016 Plan as of March 31, 2018;

•	No shares of common stock issued after March 31, 2018;

•

598,000 shares of common stock reserved for future issuance under our 2018 Plan, which became available for issuance upon the effectiveness of the registration statement of which this prospectus is a part; and

•

143,520 shares of our common stock reserved for future issuance under our 2018 ESPP, which became available for issuance upon the effectiveness of the registration statement of which this prospectus is a part.

Dilution

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Net tangible book value (deficit) per share is determined by dividing our total tangible assets (which excludes deferred offering costs) less our total liabilities by the number of shares of common stock outstanding. Our historical net tangible book value (deficit) as of March 31, 2018 was ($26.8) million, or ($5.02) per share. Our pro forma net tangible book value as of March 31, 2018 was $69.2 million, or $2.34 per share. Our pro forma net tangible book value per share represents the amount of our total tangible assets (which excludes deferred offering costs) reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of March 31, 2018, assuming (i) the sale and issuance in May 2018 of 4,430,162 shares of our Series B redeemable convertible preferred stock at $10.8348 per share, for net proceeds of $48.0 million, (ii) the automatic net exercise of warrants issued in February 2018 for an aggregate of 206,247 shares of our redeemable convertible preferred stock, based on the initial public offering price of $17.00 per share, the subsequent conversion of such shares into an aggregate of 206,247 shares of common stock immediately prior to the completion of this offering and the resultant reclassification of our preferred stock warrant liabilities to additional paid-in capital, a component of stockholders’ deficit, all of which will occur in connection with the completion of this offering and (iii) the conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 24,025,270 shares of common stock, which conversion will occur immediately prior to the completion of this offering.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of shares of common stock in this offering at the initial public offering price of $17.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2018 would have been $166.1 million, or $4.64 per share. This represents an immediate increase in net tangible book value of $2.30 per share to existing stockholders and an immediate dilution in net tangible book value of $12.36 per share to purchasers of common stock in this offering, as illustrated in the following table:

Initial public offering price per share		$17.00
Historical net tangible book value (deficit) per share as of March 31, 2018	($5.02)
Pro forma increase in net tangible book value (deficit) per share as of March 31, 2018	7.36

Pro forma net tangible book value per share as of March 31, 2018	2.34
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering	2.30

Pro forma as adjusted net tangible book value per share after this offering		4.64

Dilution per share to new investors participating in this offering		$12.36

If the underwriters’ option to purchase additional shares from us is exercised in full, the pro forma as adjusted net tangible book value per share after this offering would be $4.92 per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $2.58 per share and the dilution to new investors purchasing shares in this offering would be $12.08 per share.

The following table shows, as of March 31, 2018, on a pro forma as adjusted basis described above, the differences between the existing stockholders and the purchasers of shares in this offering with respect to the number of shares purchased from us, the total consideration paid, which includes net proceeds received from the issuance of common and redeemable convertible preferred stock, cash received from the exercise of stock options, and the value of any stock issued for services and the average price paid per share (in thousands, except per share amounts and percentages):

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing stockholders before this offering	29,564,527	82.6%	$94,603,000	47.1%	$3.20
New investors participating in this offering	6,250,000	17.4	106,250,000	52.9	17.00

Totals	35,814,527	100%	$200,853,000	100%

Certain of our principal stockholders, including stockholders affiliated with certain of our directors, have agreed to purchase an aggregate of approximately $41.0 million in shares of our common stock in this offering at the initial public offering price per share and on the same terms as the other purchasers in this offering.

The foregoing calculations are based on 5,333,010 shares of common stock outstanding as of March 31, 2018 and 24,231,517 additional shares of our common stock issuable upon the conversion of all outstanding shares of our redeemable convertible preferred stock upon the completion of this offering based on the initial public offering price of $17.00 per share, and excludes:

•	560,128 shares of common stock issuable upon exercise of outstanding options as of March 31, 2018 at a weighted-average exercise price of $0.91 per share;

•	213,842 shares of common stock issuable upon exercise of options granted after March 31, 2018 at a weighted-average exercise price of $7.24 per share;

•	807,682 shares of common stock reserved for future issuance under our 2016 Plan as of March 31, 2018;

•	No shares of common stock issued after March 31, 2018;

•

598,000 shares of common stock reserved for future issuance under our 2018 Plan, which became available for issuance upon the effectiveness of the registration statement of which this prospectus is a part; and

•

143,520 shares of our common stock reserved for future issuance under our 2018 ESPP, which became available for issuance upon the effectiveness of the registration statement of which this prospectus is a part.

To the extent that any outstanding options are exercised, new options are issued under our stock-based compensation plans or we issue additional shares of common stock or convertible debt in the future, there will be further dilution to investors participating in this offering.

Selected financial data

We have derived the statements of operations data for the years ended December 31, 2016 and 2017 and the balance sheet data as of December 31, 2016 and 2017 from our audited financial statements appearing elsewhere in this prospectus. We have derived the statements of operations data for the three months ended March 31, 2017 and 2018 and the balance sheet data as of March 31, 2018 from our unaudited interim condensed financial statements appearing elsewhere in this prospectus. We have prepared the unaudited interim condensed financial statements on the same basis as our audited financial statements and, in the opinion of management, these financial statements reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair statement of our unaudited interim condensed financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future and our interim results for the three months ended March 31, 2018 are not necessarily indicative of results to be expected for the full year ending December 31, 2018, or any other period. You should read this data together with our financial statements and related notes appearing elsewhere in this prospectus and the information under the caption “Management discussion and analysis of financial condition and results of operations.”

	Year ended December 31,		Three months ended March 31,
(in thousands, except share and per share data)	2016	2017	2017	2018

Summary of Operations Data:
Operating expenses:
Research and development	$1,734	$9,286	$2,039	$6,034
General and administrative	651	2,730	378	2,143

Total operating expenses	2,385	12,016	2,417	8,177

Loss from operations	(2,385)	(12,016)	(2,417)	(8,177)
Other income (expense), net	(157)	75	75	(725)
Loss on extinguishment of debt			—	(6,677)

Net loss	$(2,542)	$(11,941)	$(2,342)	$(15,579)

Net loss per share:(1)
Basic and diluted	$(0.98)	$(3.32)	$(0.72)	$(3.89)

Weighted-average shares outstanding used in computing net loss per share:(1)
Basic and diluted	2,599,641	3,596,673	3,241,138	4,006,085

Pro forma net loss per share:(1)
Basic and diluted		$(0.93)		$(0.80)

Weighted-average shares outstanding used in computing pro forma net loss per share:(1)
Basic and diluted		12,777,063		19,574,812

(1)	See Notes 2, 14, and 15 to our audited financial statements and Notes 11 and 12 to our unaudited interim condensed financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share, basic and diluted pro forma net loss per share, and the weighted-average number of shares used in the computation of these per share amounts.

	As of December 31,		As of March 31,
(in thousands)	2016	2017	2018

Balance Sheet Data:
Cash	$1,956	$5,497	$25,269
Working capital	1,675	3,810	21,231
Redeemable convertible preferred stock put option asset	—	—	1,527
Total assets	1,975	6,343	28,823
Redeemable convertible preferred tranche liability	315	—	2,028
Redeemable convertible preferred stock warrant liability	—	—	841
Redeemable convertible preferred stock	3,795	17,028	46,603
Accumulated deficit	(2,591)	(14,532)	(30,111)
Total stockholders’ (deficit) equity	(2,473)	(13,196)	(25,826)

Market and industry data and forecasts

We obtained the industry, market and competitive position data used throughout this prospectus from our own internal estimates and research, as well as from independent market research, industry and general publications and surveys, governmental agencies and publicly available information in addition to research, surveys and studies conducted by third parties. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, our internal research and our industry experience, and are based on assumptions made by us based on such data and our knowledge of our industry and market, which we believe to be reasonable. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires. In addition, while we believe the industry, market and competitive position data included in this prospectus is reliable and based on reasonable assumptions, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties or by us.

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled “Selected Financial Data” and our financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties, such as our plans, objectives, expectations, intentions and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled “Risk factors” included elsewhere in this prospectus.

Overview

We are a clinical stage biopharmaceutical company focused on addressing the large and growing unmet need in transthyretin, or TTR, amyloidosis, or ATTR. We are advancing our product candidate, AG10, to treat ATTR, a progressive and fatal family of diseases. We were founded in 2013 and are led by a management team that has a successful track record in drug development.

We are a majority-owned subsidiary of BridgeBio Pharma LLC, or BridgeBio, a biotechnology company dedicated to identifying and developing novel therapies for genetic diseases. Led by experienced scientists, drug developers and investors, BridgeBio employs a distributed corporate structure that enables focus at the level of each disease while providing centralized resources to scale across many opportunities.

Our financial information includes allocations of expenses attributable to certain corporate functions that were provided to us by BridgeBio and its affiliates, including expenses attributable to certain executive personnel, facility-related costs, advisory services, insurance costs and other general corporate expenses. These allocations were made based on direct usage or estimates which are considered to be reasonable by our management and in accordance with our services agreement with BridgeBio. We have moved into our own leased facility and expect to reduce the services provided by BridgeBio as we hire additional personnel.

Since the commencement of our operations, we have devoted substantially all of our resources to research and development activities in support of our product development efforts, hiring personnel, raising capital to support and expand such activities and general and administrative support for these operations. We have funded our operations to date primarily from the issuance and sale of shares of redeemable convertible preferred stock and notes convertible into shares of redeemable convertible preferred stock.

In April 2016, we entered into a license agreement with the Board of Trustees of the Leland Stanford Junior University, or Stanford, for rights relating to novel transthyretin aggregation inhibitors. Under the license agreement, Stanford has granted us an exclusive worldwide license to make, use and sell products that are covered by the licensed patent rights. In connection with the execution of the license agreement, we paid an upfront license fee in April 2016 and issued Stanford shares of common stock, which were recorded as research and development expense during the year ended December 31, 2016. In March 2017, we paid an annual maintenance fee under the license agreement, which was recorded as research and development expense during the year ended December 31, 2017. We are obligated to make future payments to Stanford upon the achievement of specific intellectual property, clinical and regulatory milestone events, as well as pay royalties in the low single digits on future net sales, if any.

We have not generated any revenue to date. Since inception, we have incurred significant operating losses. We have incurred net losses of $2.5 million and $11.9 million during the years ended December 31, 2016 and 2017, and $2.3 million and $15.6 million during the three months ended March 31, 2017 and 2018, respectively, and we expect to continue to incur significant losses for the foreseeable future. As of March 31, 2018, we had an accumulated deficit of $30.1 million. We expect these losses to increase as we continue our development of, and seek regulatory approvals for our product candidate, AG10, begin to commercialize AG10, if approved, and engage in any other research and development activities. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our clinical trials and our expenditures on other research and development activities.

As of March 31, 2018, we had $25.3 million in cash. In May 2018, we issued 4,430,162 shares of our Series B redeemable convertible preferred stock for net proceeds of $48.0 million. The Company believes that its cash as of March 31, 2018, without any future financing, will not be sufficient for the Company to continue as a going concern for at least one year from the issuance date of its unaudited condensed financial statements for the three months ended March 31, 2018.

We will need substantial additional funding in addition to the net proceeds of this offering to support our continuing operations and pursue our long-term development strategy. We will need to obtain additional financing in the future, and may seek financing through the issuance of our common stock, through other equity or debt financings or through collaborations or partnerships with other companies. The amount and timing of our future funding requirements will depend on many factors, including the pace and results of our clinical development efforts for AG10 and other research and development activities. We may not be able to raise additional capital on terms acceptable to us, or at all, and any failure to raise capital as and when needed would compromise our ability to execute on our business plan and we may have to significantly delay, scale back, or discontinue the development of AG10 or curtail any efforts to expand our product pipeline. We cannot assure you that we will ever be profitable or generate positive cash flow from operating activities.

Financial operations overview

Research and development expense

Research and development expense consist primarily of costs incurred for the development of AG10, which include:

•	employee-related expenses, including salaries, benefits and stock-based compensation;

•	laboratory, manufacturing and other vendor expenses related to the execution of preclinical studies and clinical trials;

•	the costs related to the production of clinical supplies and the engagement of consultants that conduct research and development activities on our behalf;

•	fees paid under our license agreement with Stanford; and

•	facilities and other allocated expenses, expenses for rent, depreciation and amortization, maintenance of facilities and other supplies.

We expense all research and development costs in the periods in which they are incurred. Costs for certain development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors, collaborators and third-party service providers. Nonrefundable payments made prior to the receipt of goods or services that will be used or rendered for future research and development activities are deferred and capitalized. The capitalized amounts are recognized as expense as the goods are delivered or the related services are performed.

The following table summarizes our research and development expenses incurred during the respective periods:

	Year ended December 31,		Three months ended March 31,
(in thousands)	2016	2017	2017	2018
Clinical development	$—	$1,272	$—	$1,376
Contract manufacturing	—	1,888	21	1,024
Preclinical, discovery and other research and development costs	1,429	3,919	1,874	1,216
Compensation and related personnel costs	305	2,032	133	2,311
Facility and other costs	—	175	11	107

Total research and development expenses	$1,734	$9,286	$2,039	$6,034

We expect our research and development expenses to increase substantially for the foreseeable future as we continue to invest in research and development activities related to AG10 as we advance AG10 into later stages of clinical development, including our ongoing Phase 2 clinical trial of AG10 in ATTR-CM and our planned Phase 3 clinical trial of AG10 in ATTR-PN and any subsequent clinical trials. The process of conducting the necessary clinical research to obtain regulatory approval is costly and time-consuming, and the successful development of AG10 is highly uncertain. As a result, we are unable to determine the duration and completion costs of our research and development projects or when and to what extent we will generate revenue from the commercialization of our product candidate, if at all.

General and administrative expense

Our general and administrative expenses consist primarily of personnel costs, allocated facility costs and other expenses for outside professional services, including legal, human resource, audit and accounting services. Personnel costs consist of salaries, benefits and stock-based compensation. We expect to incur additional expenses as a result of this offering and operating as a public company, including expenses related to compliance with the rules and regulations of the Securities and Exchange Commission, or SEC, and listing standards applicable to companies listed on a national securities exchange, additional insurance expenses, investor relations activities and other administrative and professional services. We also expect to increase the size of our administrative function to support the growth of our business.

Other income (expense), net

Other income (expense), net primarily includes gains and losses from the remeasurement of our liabilities related to our redeemable convertible preferred stock tranche liability and our redeemable convertible preferred stock warrant liability. We will continue to adjust the liabilities for changes in estimated fair value until the settlement of the redeemable convertible preferred stock tranche liability and redeemable convertible preferred stock warrant liability. At such time, the redeemable convertible preferred stock tranche liability will be reclassified to redeemable convertible preferred stock and we will no longer record any related periodic fair value adjustments. We will continue to record adjustments to the estimated fair value of the redeemable convertible preferred stock warrants until such time as these instruments are exercised, expire or are net exercised upon the completion of an IPO.

Loss on extinguishment of debt

Loss on extinguishment of debt resulted from the conversion of our convertible promissory notes into Series B redeemable convertible preferred stock prior to its maturity date, resulting in the immediate recognition of unamortized debt discount amounts and related settlement of the embedded derivative liability.

Comparison of the three months ended March 31, 2017 and 2018

	Three months ended March 31,
(dollars in thousands)	2017	2018	$ Change	% Change

Operating expenses:
Research and development	$2,039	$6,034	$3,995	196%
General and administrative	378	2,143	1,765	467

Total operating expenses	2,417	8,177	5,760	238

Loss from operations	(2,417)	(8,177)	(5,760)	238
Other income (expense), net	75	(725)	(800)	(1,067)
Loss on extinguishment of debt	—	(6,677)	(6,677)	N/A

Net loss	$(2,342)	$(15,579)	$(13,237)	565%

Research and development expense

Research and development expense increased by $4.0 million, or 196%, during the three months ended March 31, 2018, compared to the three months ended March 31, 2017. The increase was primarily attributable to increased personnel costs of $1.7 million due to a higher headcount, an increase of $1.6 million in clinical trial related activities and contract manufacturing activities for our clinical trials and their product supply and an increase in stock-based compensation of $0.5 million.

General and administrative expense

General and administrative expense increased by $1.8 million, or 467%, during the three months ended March 31, 2018, compared to the three months ended March 31, 2017. The increase was primarily attributable to an increase of $1.3 million in professional service fees and consulting services, primarily for financial, legal and accounting fees and an increase of $0.3 million in personnel-related expenses due to an increase in headcount to support the growth of our operations.

Other income (expense), net

Other income (expense), net was an expense of $0.7 million during the three months ended March 31, 2018, compared to income of $75,000 during the three months ended March 31, 2017. The expense during the three months ended March 31, 2018 is primarily from the amortization of the debt discount of $0.7 million related to the convertible promissory note payable which was converted into Series B redeemable convertible preferred stock in March 2018. The other income during the three months ended March 31, 2017 was due to the settlement of the redeemable convertible preferred stock tranche liability in March 2017.

Loss on extinguishment of debt

Loss on extinguishment of debt was due to our convertible promissory notes converting into Series B redeemable convertible preferred stock. The convertible promissory notes had a contractual term of one year, however, they were converted in March 2018, as such the remaining debt discounts were recognized immediately upon the conversion of the notes. There was no similar activity during the three months ended March 31, 2017.

Comparison of the years ended December 31, 2016 and 2017

	Year ended December 31,
(dollars in thousands)	2016	2017	$ Change	% Change

Operating expenses:
Research and development	$1,734	$9,286	$7,552	436%
General and administrative	651	2,730	2,079	319

Total operating expenses	2,385	12,016	9,631	404

Loss from operations	(2,385)	(12,016)	(9,631)	404
Other income (expense), net	(157)	75	232	(148)

Net loss	$(2,542)	$(11,941)	$(9,399)	370%

Research and development expense

Research and development expense increased by $7.6 million, or 436%, during the year ended December 31, 2017, compared to the year ended December 31, 2016. The increase was related to an increase of $2.5 million primarily in preclinical activities for AG10, an increase of $1.9 million in contract manufacturing activities for AG10 to supply our Phase 1 clinical trial, an increase of $1.7 million in salaries and employee-related expenses due to an increase in headcount, an increase of $1.3 million in clinical research organization and related costs for the Phase 1 clinical trial, which were incurred primarily in the second half of 2017, and an increase in $0.2 million in facility-related costs due to increased costs for our office and lab facilities.

General and administrative expense

General and administrative expense increased by $2.1 million, or 319%, during the year ended December 31, 2017, compared to the year ended December 31, 2016. The increase was attributable to an increase of $1.2 million in professional service fees, primarily for financial and accounting consulting fees and an increase of $0.9 million in personnel-related expenses due to an increase in headcount to support the growth of our operations.

Other income (expense), net

Other income (expense), net was $0.2 million expense during the year ended December 31, 2016, compared to $75,000 income the year ended December 31, 2017. The change resulted from the final settlement of the redeemable convertible preferred stock tranche liability in March 2017. We will no longer record any related periodic fair value adjustments for the liability.

Critical accounting policies and estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

While our significant accounting policies are described in the notes to our financial statements included elsewhere in this prospectus, we believe that the following critical accounting policies are most important to understanding and evaluating our reported financial results.

Accrued research and development

We record accrued expenses for estimated costs of our research and development activities conducted by third-party service providers, which include preclinical studies and clinical trials and contract manufacturing activities. We record the estimated costs of research and development activities based upon the estimated amount of services provided but not yet invoiced, and include these costs in accrued expenses and other current liabilities in the balance sheets and within research and development expense in the statements of operations. These costs are a significant component of our research and development expenses.

We estimate the amount of work completed through discussions with internal personnel and external service providers as to the progress or stage of completion of the services and the agreed-upon fee to be paid for such services. We make significant judgments and estimates in determining the accrued balance in each reporting period. As actual costs become known, we adjust our accrued estimates. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed, the number of patients enrolled and the rate of patient enrollment may vary from our estimates and could result in us reporting amounts that are too high or too low in any particular period. Our accrued expenses are dependent, in part, upon the receipt of timely and accurate reporting from clinical research organizations and other third-party service providers. We record advance payments to service providers as prepaid assets, which are expensed as the contracted services are performed. To date, there have been no material differences from our accrued expenses to actual expenses.

Redeemable convertible preferred stock tranche liability and put option asset

In connection with our Series Seed and Series B redeemable convertible preferred stock financings we were obligated to sell additional shares of Series Seed and Series B redeemable convertible preferred stock in subsequent closings, in each case, contingent upon the achievement of certain specified milestones. We recorded this redeemable convertible preferred stock tranche liability incurred as a derivative financial instrument liability at the fair value on the date of issuance, and we remeasure the liability on each subsequent balance sheet date.

The subsequent closings were deemed to be freestanding financial instruments that were outside of our control. The changes in fair value are recognized as a gain or loss within other income (expense), net in the statements of operations and the liability is remeasured at each reporting period and settlement of the related tranche closing. We estimated the fair value of this liability using the Black-Scholes option pricing model that includes assumptions of probability of achievement of the development milestones, stock price per share, expected life, dividend yield and risk-free interest rate. The preferred stock tranche liability will be remeasured at the end of each reporting period until the obligation is settled or expires upon the earlier of (i) a deemed liquidation event, (ii) conversion of the redeemable convertible preferred stock into common stock or (iii) until the holders of the redeemable convertible preferred stock can no longer trigger a deemed liquidation event.

In connection with our Series B redeemable convertible preferred stock financing in March 2018, we determined that our right to request investors purchase additional shares of our redeemable convertible preferred stock represents a freestanding financial instrument. The freestanding redeemable convertible preferred stock the purchase put option asset was recorded at fair value, based on its relative fair value to the redeemable convertible preferred stock. The put option asset will remain outstanding until the settlement of the redeemable convertible preferred stock additional closing. At such time, the value of the redeemable convertible preferred stock tranche liability and the put option asset will be reclassified to redeemable convertible preferred stock with no further remeasurement required.

Redeemable convertible preferred stock warrant liability

We issued freestanding warrants to purchase shares of redeemable convertible preferred stock in connection with the issuance of our convertible promissory note that was converted into Series B redeemable convertible preferred stock. We account for these warrants as a liability in our financial statements because the underlying instrument, Series B redeemable convertible preferred stock, into which the warrants are exercisable contains redemption provisions that are outside our control.

The fair value of the warrants at the issuance date and at March 31, 2018 was determined using a probability-weighted expected return model in combination with the option pricing model. The warrants are remeasured at each financial reporting period with any changes in fair value being recognized in the statements of operations. We will continue to adjust the liability for changes in fair value until the earlier of (i) exercise of the warrants, (ii) net exercise of the warrants into Series B redeemable convertible preferred stock upon the completion of an IPO, or (iii) expiration of the warrants.

Stock-based compensation

We recognize compensation costs related to stock options granted to employees and non-employees based on the estimated fair value of the awards on the date of grant. Prior to January 1, 2017, the fair value of the portion of the award that is ultimately expected to vest was recognized as expense over the requisite service periods in our statements of operations. Upon the adoption of ASU 2016-09 on January 1, 2017, we elected to recognize the actual forfeitures by reducing the employee stock-based compensation expense in the same period as the forfeitures occur. We estimate the grant date fair value, and the resulting stock-based compensation expense, using the Black-Scholes option-pricing model. The grant date fair value of the stock-based awards is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the respective awards.

The Black-Scholes option-pricing model requires the use of highly subjective assumptions which determine the fair value of stock-based awards. These assumptions include:

•

Expected term—The expected term represents the period that the stock-based awards are expected to be outstanding. We used the simplified method, which calculates the expected term as the average of the time-to-vesting and the contractual life of the options. For non-employees we use the contractual term.

•

Expected volatility—Since we are not yet a public company and do not have any trading history for our common stock, the expected volatility was estimated based on the average historical volatilities of common stock of comparable publicly traded entities over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on their size, stage in the life cycle or area of specialty. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own stock price becomes available.

•

Risk-free interest rate—The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term of the awards.

•	Expected Dividend—We have never paid dividends on our common stock and have no plans to pay dividends on our common stock. Therefore, we used an expected dividend yield of zero.

We will continue to use judgment in evaluating the expected volatility, and expected terms utilized for our stock-based compensation calculations on a prospective basis.

Historically, for all periods prior to this offering, the fair value of the shares of common stock underlying our share-based awards were estimated on each grant date by our board of directors. In order to determine the fair value of our common stock underlying option grants, our board of directors considered, among other things, timely valuations of our common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provide by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Given the absence of a public trading market for our common stock, our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including our stage of development; progress of our research and development efforts; the rights, preferences and privileges of our redeemable convertible preferred stock relative to those of our common stock; equity market conditions affecting comparable public companies and the lack of marketability of our common stock.

After the completion of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock on The Nasdaq Global Select Market as reported on the date of grant.

The intrinsic value of all outstanding options as of March 31, 2018 was $9.5 million based on the initial public offering price of $17.00 per share.

Income taxes

We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We assess the likelihood that the resulting deferred tax assets will be realized. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. Due to the net losses incurred and the uncertainty of realizing the deferred tax assets, for all the periods presented, we have a full valuation allowance against our deferred tax assets.

As of December 31, 2017, we had federal net operating loss carryforwards of $12.8 million and research and development credits totaling $331,000, as well as state net operating loss carryforwards of $12.9 million and state research and development credits of $223,000. If not utilized, the federal credits will expire at various dates beginning in 2037. The federal net operating loss carries forward indefinitely, subject to potential limitations as noted below.

Utilization of the net operating loss carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Code, and similar state provisions. These ownership change limitations may limit the amount of net operating loss carryforwards and other tax attributes that can be utilized annually to offset future taxable income and tax, respectively. In general, an “ownership change” as defined by Section 382 of the Code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points (by value) of the outstanding stock of a company by certain stockholders. The annual limitation may result in the expiration of net operating losses and credits before utilization.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position. The tax benefit recognized in the financial statements for a particular tax position is based on the largest benefit that is more likely than not to be realized. The amount of unrecognized tax benefits is adjusted as appropriate for changes in facts and circumstances, such as significant amendments to existing tax law, new regulations or interpretations by the taxing authorities, new information obtained during a tax examination, or resolution of an examination. It is our policy to recognize both accrued interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Liquidity and capital resources

Since inception, we have funded our operations primarily through net proceeds from the sale of our redeemable convertible preferred stock and notes convertible into shares of redeemable convertible preferred stock. Our expenditures are primarily related to research and development activities. As of March 31, 2018, we had available cash of $25.3 million and no outstanding borrowings. In May 2018, we issued 4,430,162 shares of our Series B redeemable convertible preferred stock for net proceeds of $48.0 million.

We have not generated any revenue to date. Since inception, we have incurred significant operating losses and expect to incur significant and increasing losses in the foreseeable future. Our net loss was $11.9 million and $15.6 million for the year ended December 31, 2017 and, as of March 31, 2018, we had an accumulated deficit of $30.1 million.

Our recurring operating losses and our need for additional sources of capital to fund our ongoing operations raise substantial doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2017 with respect to this uncertainty. Our ability to continue as a going concern will require us to obtain additional financing to fund our operations and there can be no assurance that additional financing will be available to us or that such financing, if available, will be available on terms acceptable to us.

Cash flows

The following table summarizes our cash flows for the periods indicated (in thousands):

	Year ended December 31,		Three months ended March 31,
	2016	2017	2017	2018
Cash used in operating activities	$(2,059)	$(9,717)	$(1,819)	$(5,891)
Cash used in investing activities	—	(53)	(3)	(114)
Cash provided by financing activities	3,990	13,311	4,006	25,777

Net increase in cash	$1,931	$3,541	$2,184	$19,772

Cash flows from operating activities

During the three months ended March 31, 2018, cash used in operating activities was $5.9 million and consisted primarily of a net loss of $15.6 million, which was partially offset by non-cash charges of $8.0 million and a change in net operating assets of $1.5 million. Our non-cash charges primary consisted of $6.7 million on extinguishment of debt and $0.5 million for stock-based compensation expense. The change in our net operating assets of $1.5 million was primarily due to an increase in accounts payable of $1.1 million and accrued expenses of $1.5 million as a result of an increase in operating expenses and timing of payments, which was partially offset by an increase in other assets of $0.7 million pertaining to costs we have incurred in connection with our proposed initial public offering.

During the three months ended March 31, 2017, cash used in operating activities was $1.8 million and consisted primarily of a net loss of $2.3 million, which was partially offset by a decrease in net operating assets of $0.6 million. The change in our net operating assets of $0.6 million was primarily due to an increase in accounts payable of $0.4 million and accrued expenses of $0.3 million as a result of an increase in operating expenses and timing of payments.

During 2017, cash used in operating activities was $9.7 million, which consisted of a net loss of $11.9 million, adjusted by non-cash charges of $1.1 million and a net change of $1.1 million in our net operating assets and liabilities. The non-cash charges are primarily comprised of $1.1 million for stock-based compensation, offset by a gain of $0.1 million for the remeasurement of the redeemable convertible preferred stock tranche liability. The change in our net operating assets and liabilities was primarily due to an increase in accounts payable, accrued expenses and other liabilities and related party payable of $1.9 million as a result of an increase in operating expenses and timing of payments, offset by $0.5 million increase in cash used for prepaid and other current assets related to payments associated with clinical trials and studies and $0.2 million increase in cash used for other assets related to the security deposit for our facility leases.

During 2016, cash used in operating activities was $2.1 million, which consisted of a net loss of $2.5 million, adjusted by non-cash charges of $0.2 million and a net change of $0.2 million in our net operating assets and liabilities. The non-cash charges are primarily comprised of $0.2 million for the remeasurement of the redeemable convertible preferred stock tranche liability. The change in our net operating assets and liabilities was primarily due to an increase in accounts payable, accrued expenses and other liabilities of $0.2 million as a result of an increase in operating expenses and timing of payments.

Cash flows from investing activities

During the three months ended March 31, 2018, cash used in investing activities was $0.1 million, which consisted of our purchase of property and equipment for our office and lab facilities.

During 2017, cash used in investing activities was $0.1 million, which consisted of our purchase of property and equipment for our office and lab facilities.

Cash flows from financing activities

During the three months ended March 31, 2018, cash provided by financing activities was $25.8 million, which consisted of net proceeds from the issuance of Series B redeemable convertible preferred stock of $15.9 million and proceeds from the issuance of convertible promissory notes of $10.0 million.

During the three months ended March 31, 2017, cash provided by financing activities was $4.0 million, which consisted of net proceeds from the issuance of Series Seed redeemable convertible preferred stock.

During 2017, cash provided by financing activities was $13.3 million, which consisted of net proceeds of $13.0 million from the issuance of Series Seed redeemable convertible preferred stock and $0.3 million of proceeds from the issuance of common stock upon the exercise of stock options.

During 2016, cash provided by financing activities was $4.0 million, which consisted of net proceeds of $3.9 million from the issuance of Series Seed redeemable convertible preferred stock and $0.1 million of proceeds from the issuance of common stock upon the exercise of stock options.

Funding requirements

We do not believe that our existing capital resources will be sufficient to meet our projected operating requirements for at least the next 12 months. We will require additional financing to fund working capital and pay our obligations. We may pursue financing opportunities through the issuance of debt or equity to private investors. There can be no assurance that we will be successful in acquiring additional funding at levels sufficient to fund our operations or on terms favorable to us. Our future funding requirements will depend on many factors, including the following:

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the progress, timing, scope, results and costs of our ongoing and planned clinical trials and other research and development activities related to AG10 and any other product candidates we may identify and pursue, including the ability to enroll patients in a timely manner in our clinical trials;

•	the costs of obtaining AG10 in amounts sufficient for our ongoing and planned clinical trials and, if approved, for commercialization;

•	the cost, timing and outcomes of any regulatory approvals for AG10;

•	our ability to successfully commercialize AG10, if approved;

•	the extent to which we may acquire or in-license other product candidates and technologies;

•	our ability to attract, hire and retain qualified personnel;

•	the size and success of this offering; and

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the cost of obtaining, maintaining, preparing, filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights related to AG10 and any other product candidates we may identify and pursue.

If we need to raise additional capital to fund our operations, funding may not be available to us on acceptable terms, or at all. If we are unable to obtain adequate financing when needed, we may have to delay, reduce the scope of or suspend one or more of our preclinical studies, research and development programs or commercialization efforts. We may seek to raise any necessary additional capital through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing and distribution arrangements.

To the extent that we raise additional capital through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our product candidates, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we do raise additional capital through public or private equity offerings, the ownership interest of our existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our stockholders’ rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

Contractual obligations and other commitments

The following table summarizes our contractual obligations as of December 31, 2017:

	Payments due by period
(in thousands)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total

Contractual obligations:
Operating lease obligations	$325	$664	$674	$—	$1,663

Total contractual obligations	$325	$664	$674	$—	$1,663

In addition to the amounts set forth in the table above, we have certain payment obligations under our license agreement with Stanford of up to approximately $1.0 million, which are contingent upon achieving specific intellectual property, clinical and regulatory milestone events and are obligated to pay royalties on future net sales, if any. As the achievement and timing of these future milestone payments are not probable and estimable, such amounts have not been included on our balance sheets or in the contractual obligations table above. See the section titled “Business—Our material agreements—License agreement with the Board of Trustees of the Leland Stanford Junior University.”

In addition, we enter into agreements in the normal course of business with contract research organizations for clinical trials and with vendors for preclinical studies and other services and products for operating purposes, which are generally cancelable upon written notice. These payments are not included in this table of contractual obligations.

Off-balance sheet arrangements

We have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.

Quantitative and qualitative disclosures about market risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities. We had cash of $5.5 million and $25.3 million as of December 31, 2017 and March 31, 2018, respectively, which consists of bank deposits. Historical fluctuations in interest rates have not been material for us. Due to the nature of our cash, a hypothetical 100 basis point change in interest rates would not have a material effect on the fair value of our cash.

JOBS Act accounting election

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

We have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This election to opt out of the extended transition period under the JOBS Act is irrevocable.

Recent accounting pronouncements

See Note 2, “Summary of significant accounting policies—Recent accounting pronouncements” to our audited financial statements included elsewhere in this prospectus for more information.

Business

Overview

We are a clinical stage biopharmaceutical company focused on addressing the large and growing unmet need in diseases caused by transthyretin, or TTR, amyloidosis, or ATTR. We seek to treat this well-defined family of diseases by targeting them at their collective source by stabilizing TTR. TTR is a protein that occurs naturally in the form of a tetramer (a molecular structure consisting of four identical subunits, or monomers) and performs multiple beneficial roles, including the transport of essential hormones and vitamins. Over 25 years of research have shown that ATTR is uniformly driven by destabilization of the TTR tetramer, stemming from either specific gene mutations or aging. TTR destabilization drives an irreversible dissociation of the tetramer into monomers, which subsequently aggregate and deposit predominantly in the heart and peripheral nervous system, leading to organ damage, loss of organ function, and eventual death if left untreated. There are currently no therapies approved by the U.S. Food and Drug Administration, or FDA, for the treatment of ATTR. We are building upon our significant mechanistic understanding of ATTR to develop a potentially disease-modifying treatment for this family of diseases.

Our product candidate, AG10, is an orally-administered small molecule designed to potently stabilize tetrameric TTR, thereby halting at its outset the series of molecular events that give rise to ATTR. Our approach to the treatment of ATTR is designed to mimic a naturally-occurring variant of the TTR gene (T119M) that is considered a “rescue mutation” because it has been shown to prevent ATTR in individuals carrying pathogenic, or disease-causing, mutations in the TTR gene. We measure stabilization of TTR using three well-established ex vivo assays: immunoblotting (Western blot), fluorescent probe exclusion (FPE) and fibril formation. We have observed through X-ray crystallography that the binding of AG10 to tetrameric TTR creates strong molecular bonds at the same locations as the bonds created by the T119M variant, which “super-stabilizes” TTR and has been shown to prevent ATTR in individuals carrying pathogenic TTR mutations. We believe this specific binding mode underlies the results of our Phase 1 clinical trial of AG10, in which AG10 was observed in the highest dose cohort to stabilize tetrameric TTR completely at peak blood concentrations, suggesting that AG10 may prevent the dissociation into disease-causing TTR monomers in the bloodstream. Based on our clinical data and data from previous third-party clinical trials in ATTR demonstrating that either stabilizing tetrameric TTR or reducing the circulating levels of tetrameric TTR by interfering with its production by the liver, may lead to improved clinical outcomes, we believe that AG10 could be a promising therapy. We are currently evaluating the safety, tolerability and stabilization effects of AG10 in wild-type and mutant ATTR cardiomyopathy patients in a Phase 2 clinical trial, and we expect to report topline data from this trial by the end of 2018.

The ATTR family of diseases

ATTR represents a significant unmet need, with a comparatively large patient population in the context of rare genetic diseases and an inadequate current standard of care. There are three distinct diseases that comprise the ATTR family: wild-type ATTR cardiomyopathy, or ATTRwt-CM, which results from an age-related process; mutant ATTR cardiomyopathy, or ATTRm-CM; and ATTR polyneuropathy, or ATTR-PN. The worldwide prevalence of each disease is approximately 200,000, 40,000, and 10,000, respectively, although we believe the cardiomyopathic forms of the disease are significantly underdiagnosed. Of note, wild-type patients predominantly exhibit cardiomyopathy and do not demonstrate prominent signs of polyneuropathy.

All three forms of disease are progressive and fatal. ATTRwt-CM and ATTRm-CM patients generally present with symptoms later in life (age 50+) and have median life expectancies of three to five years from diagnosis. ATTR-PN either presents in a patient’s early 30s or later (age 50+), and results in a median life expectancy of five to ten years from diagnosis. Progression of all forms of the disease causes significant morbidity, impacts productivity and quality of life, and creates a significant economic burden due to the costs associated with progressively greater patient needs for supportive care. As the disease progresses, ATTRwt-CM and ATTRm-CM patients become increasingly difficult to medically manage and may require frequent hospitalizations and repeated interventions. ATTR-PN patients experience gradual loss of the ability to walk without assistance, and autonomic nervous system function affecting digestion and blood pressure over time, requiring increasing levels of supportive care.

The population of diagnosed ATTRwt-CM and ATTRm-CM patients is growing due to increasing disease awareness and a shift to an accurate and reliable non-invasive diagnostic approach, which allows cardiologists to use a well-established medical imaging modality and readily available blood tests to diagnose ATTR instead of using the previously required, invasive diagnostic method of heart biopsy. We believe this enables both earlier diagnosis and the identification of previously misdiagnosed patients. Specifically, recent literature suggests that a sizeable proportion (>10%) of patients diagnosed with heart failure with preserved ejection fraction, or HFpEF, which represents about half of the 7 million estimated people with heart failure in the United States alone, may in fact have ATTRwt-CM or ATTRm-CM but in the past have not been diagnosed as such.

AG10 and our therapeutic hypothesis

We are developing AG10, an orally-administered, small molecule stabilizer of tetrameric TTR, to treat ATTR at its source. Over the past decade, research has suggested that agents that bind and stabilize TTR, as measured by established ex vivo assays, can lead to improved clinical outcomes. The data supporting this hypothesis include genetic validation and clinical data in both ATTR-PN and ATTR-CM. The concept of tetrameric TTR stabilization as a potentially viable therapeutic approach originated from our understanding of the molecular pathogenesis of ATTR and the mechanistic details of a naturally occurring rescue mutation in the TTR gene, known as the T119M mutation, that “super-stabilizes” the tetramer. T119M has been observed to prevent the dissociation of TTR tetramers into monomers; T119M tetramers dissociate 40-fold more slowly than wild-type tetramers in biochemical assays. The increased stability of the T119M variant confers protection against ATTR such that, in individuals who carry a highly penetrant, TTR-destabilizing mutation, co-inheritance of T119M protects them against the development of ATTR. This stabilization hypothesis is further supported by clinical trials performed with Pfizer’s TTR stabilizer, tafamidis, in ATTR-CM as well as diflunisal, a non-steroidal anti-inflammatory drug, or NSAID, in ATTR-PN.

Summary of our preclinical and clinical results

We believe the clinical and preclinical data generated to date by AG10 strongly support its development as a preferred therapeutic to treat ATTR, as outlined below.

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The therapeutic potential of previously studied small molecule TTR stabilizers has been illustrated by the evaluation of tafamidis in ATTRwt-CM and ATTRm-CM and diflunisal in ATTR-PN. The clinical data support the hypothesis that increasing levels of TTR stabilization lead to increasing clinical benefit. Preclinical studies have shown that AG10 provided a higher degree of ex vivo stabilization than tafamidis or diflunisal using multiple well-established assays.

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In our Phase 1 clinical trial, healthy volunteers were administered AG10 and at the highest tested dose we observed greater than 95% stabilization of TTR, on average, across the entire dosing interval and 100% stabilization at peak blood levels. In contrast, tafamidis at 20 mg and 80mg provided approximately 45% and 60% stabilization at peak blood levels, respectively, in our preclinical studies. We believe these observations of AG10’s comparatively higher stabilization are attributable to advantages in AG10’s binding mode and specificity for binding to TTR and not other plasma proteins.

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In particular, X-ray crystallography demonstrates that AG10 uniquely drives hydrogen bonding at the bottom of the thyroxine binding pocket of the TTR molecule to help hold tetrameric TTR together, mimicking the binding mode of the naturally-occurring T119M rescue mutation. To our knowledge, AG10 is the only TTR stabilizer in clinical development or clinical use that has been observed to mimic this “super-stabilizing” mechanism of the naturally-occurring rescue mutation.

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Further, our preclinical studies support that AG10’s binding to TTR may be highly specific and not significantly affected by the presence of additional plasma proteins. In contrast, published regulatory documents support that tafamidis also binds to the highly abundant plasma protein albumin, which competes with tafamidis’ ability to bind and stabilize TTR. This is reflected in the free fraction observed for tafamidis (<0.5%) from the reported literature versus AG10 (3.6%) in our preclinical studies, suggesting that the percentage of total drug available for TTR binding may be greater for AG10 than for tafamidis.

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In our preclinical studies, 10µM AG10 also resulted in greater than 85% TTR stabilization across a range of mutations that lead to ATTRm-CM or ATTR-PN, which represent over 70% of all patients with mutation-driven ATTR.

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We observed no clinically important adverse events or laboratory-based signals of potential clinical concern associated with AG10 in healthy adult volunteers participating in or Phase 1 clinical trial of AG10. In our preclinical studies, AG10 exhibited a greater than 50-fold therapeutic window between its target therapeutic blood level and those concentrations associated with observed, dose-limiting animal toxicity. We achieved or exceeded that targeted therapeutic blood level in healthy volunteers at doses that were well tolerated in the Phase 1 clinical trial.

Based on these data, in April 2018, we initiated a randomized, placebo-controlled, double-blind Phase 2 clinical trial of AG10 in ATTR-CM patients. In this trial, we are evaluating safety and tolerability, as well as TTR stabilization as clinical proof-of-concept in the target patient population. We expect to report topline data from this Phase 2 clinical trial by the end of 2018 and to initiate a Phase 3 clinical trial of AG10 in ATTR-PN patients in early 2019.

Prior to initiating the Phase 1 clinical trial, and in advance of our ongoing Phase 2 clinical trial we developed a tablet formulation for AG10 and have produced over 100 kg of AG10 conforming with the FDA’s current Good Manufacturing Practice, or cGMP, manufacturing requirements, which we believe will be sufficient to complete our ongoing Phase 2 clinical trial.

We are developing AG10 to treat three distinct forms of ATTR in the clinical trials shown in the table below.

Indication	Worldwide prevalence	Stage	Endpoint and biomarkers	Next anticipated milestone
ATTR-CM (both ATTRwt-CM and ATTRm-CM)	200,000 ATTRwt-CM 40,000 ATTRm-CM	Phase 2	Safety and tolerability; pharmacokinetics; TTR stabilization	Phase 2 topline data readout (End of 2018)
		Open label extension (OLE) to be initiated	Safety and tolerability; TTR stabilization; Biomarkers: NTpro-BNP, troponin, wall thickness, strain	OLE initiation (2018)
ATTR-PN	10,000	Phase 3 to be initiated	Neuropathy impairment score (mNIS +7); Safety and tolerability; Norfolk quality of life score; pharmacokinetics; TTR stabilization	Phase 3 initiation (Early 2019)

Our leadership team

We are led by a management team that has worked together previously and has a successful track record in drug development, contributing to over 30 molecules through Initial New Drug, or IND, application and more than ten approved drugs. More importantly, our team has a rich set of experiences at the intersection of genetic disease and cardiovascular medicine owing from experiences at companies including Global Blood Therapeutics, Inc., MyoKardia, Inc. and Portola Pharmaceuticals, Inc. We are a majority-owned subsidiary of BridgeBio Pharma LLC, or BridgeBio, a biotechnology company dedicated to identifying and developing novel therapies for genetic diseases.

Led by experienced scientists, drug developers and investors, BridgeBio employs a distributed corporate structure that enables focus at the level of each disease while providing centralized resources to scale across many opportunities. BridgeBio currently has a portfolio of more than 15 product candidates spanning preclinical development to late-stage clinical trials across multiple therapeutic areas. Eidos is a leading example of BridgeBio’s approach to building lean organizations dedicated to targeting well-defined genetic conditions at their source.

Our strategy

Our goal is to be a leader in developing and commercializing disease-modifying therapeutics to treat ATTR. The key components of our strategy are to:

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Rapidly develop AG10 for the treatment of ATTR-CM.    We have completed a first-in-human, Phase 1 single and multiple ascending dose, safety, tolerability, PK and pharmacodynamic, or PD, trial in healthy adult volunteers. AG10 was well tolerated in the Phase 1 trial and at the highest tested dose achieved complete stabilization of TTR at peak blood concentrations. Based on these data, we have initiated a randomized, placebo-controlled, double-blind Phase 2 clinical trial of AG10 in ATTR-CM patients. In this trial, we are evaluating safety, tolerability, and ex vivo TTR stabilization effects of AG10 to demonstrate clinical proof of concept in the target patient population. We expect to report topline data from this Phase 2 clinical trial by the end of 2018. We intend to evaluate regulatory strategies and conduct ongoing discussions with the FDA and other regulatory bodies to rapidly advance the development of AG10 for this indication. Subject to the successful completion of our Phase 2 clinical trial and our discussions with regulatory authorities, we intend to advance AG10 into a Phase 3 clinical trial for the treatment of ATTR-CM in early 2019.

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Advance AG10 for the treatment of ATTR-PN.    ATTR-PN is caused by the destabilization of tetrameric TTR and deposition of TTR amyloid in the peripheral nervous system. Based on our preclinical and preliminary clinical observations that AG10 potently stabilizes TTR in human serum (at blood levels roughly equal to the level of available TTR binding sites), we also plan to develop AG10 for ATTR-PN. Subject to the successful completion of our Phase 2 clinical trial of AG10 in ATTR-CM and authorization from applicable regulatory authorities, we plan to initiate a Phase 3 clinical development program for AG10 in ATTR-PN in early 2019.

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Expand our leadership role in the ATTR community.    We have established strong relationships with academics, clinical investigators, and patient advocacy groups in the ATTR field. Working closely with these key stakeholders, we aim to advance the understanding of ATTR in terms of its epidemiology, diagnosis, natural history, and treatment. Further, we plan to support clinical scientific conferences, diagnostic method and other training programs, patient and family advocacy and support organizations, and community-wide advances to increase awareness of this family of diseases among physicians and patients.

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Retain development and commercialization rights to AG10 in core strategic markets.    We plan to develop and commercialize AG10 in major markets. We believe we can devise time- and cost-efficient strategies to develop, and to obtain regulatory approvals for, novel product candidates such as AG10. We have assembled an experienced team with a successful track record in pharmaceutical development, regulatory strategy and execution of global clinical trials. Given the concentrated market and increasing levels of disease awareness, we intend to establish a small and focused sales force targeting key cardiology and neurology specialists in major markets, and we may evaluate opportunities to establish strategic partnerships in additional markets.

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Evaluate opportunities to expand the scope of our development candidate portfolio.    We may also form collaborative alliances to expand our capabilities and development opportunities into new therapeutic areas and potentially accelerate commercialization in select geographic markets. Consistent with our strategy and that of our parent company, BridgeBio, we may in-license or acquire additional assets targeting well-defined inherited diseases at their source that complement our primary focus on ATTR. While complementary approaches to the treatment of ATTR are the most synergistic opportunity, building on our deep understanding of ATTR, we may also pursue additional research and development opportunities as well as the acquisition or in-licensing of adjacent precision cardiovascular medicine assets.

ATTR background and disease pathology

ATTR is a rare, progressive, fatal disease caused by the accumulation of amyloid fibrils in vital organs as a result of the destabilization of TTR. TTR is named for its role in the transport of thyroxine (thyroid hormone) and retinol (vitamin A). Beyond its activity as a transport protein, multiple lines of evidence point to a larger role of TTR in human physiology. First, TTR is highly conserved evolutionarily and is present in all vertebrates and many invertebrates. In humans, no mutations resulting in reduced or complete elimination of TTR have been described. In a 2013 study of over 68,000 participants in Denmark over an average 32 years of clinical follow-up, the naturally-occurring T119M mutation led to higher circulating TTR concentrations, protection against a range of cerebrovascular events, especially fatal or debilitating stroke, and a 5-10 year increase in life expectancy relative to the general population. In contrast to these beneficial effects, the destabilization of TTR can lead to ATTR. With an estimated prevalence of over 250,000 patients worldwide, ATTR is one of the most prevalent rare genetic diseases, although each of its clinical forms is currently considered to be an orphan disease indication.

TTR circulates as a tetramer containing two thyroxine binding sites; TTR monomers do not bind these ligands by themselves. ATTR can result from either defects in protein handling associated with aging (driving wild-type ATTR) or genetic mutations (mutant ATTR), which destabilize TTR and drive its dissociation into TTR monomers. The monomers subsequently aggregate into complexes that are deposited in tissues, including the heart and peripheral nerves. Left untreated, these deposits can cause severe organ damage, loss of organ function and eventual death. Clinically, ATTR primarily presents as either a cardiomyopathy, or ATTR-CM, a form of heart failure, or as a peripheral polyneuropathy, or ATTR-PN, a neurodegenerative disease.

ATTR-CM is an infiltrative, restrictive cardiomyopathy characterized by progressive right and left heart failure, initially with preserved ejection fraction. Patients suffering from ATTR-CM generally become symptomatic at age 50 or older. Patients with ATTR-CM experience typical symptoms of heart failure, which may include persistent fatigue, dizziness, shortness of breath, edema (swelling of the legs), and a disproportionate age-related incidence of atrial fibrillation with its associated risk of stroke. As the disease progresses, patients often require frequent hospitalization due to decompensated congestive heart failure. ATTR-CM patients are challenging to medically manage, as commonly used treatments for other forms of heart failure, like ACE inhibitors and beta blockers, can be ineffective or harmful due to the specific effects of ATTR-CM on the ability of the heart to relax and fill with fresh blood between heartbeats, and the frequent involvement of the heart’s electrical conduction system and autonomic control of blood pressure, all affecting patients’ ability to maintain cardiac output. As a result, ATTR-CM patients also have a high associated risk of developing both heart block and atrial fibrillation, requiring permanent pacemaker and anticoagulant therapy to prevent stroke, respectively.

ATTR-CM can develop in older patients in whom TTR is destabilized as part of the natural aging process, a condition known as ATTRwt-CM. ATTR-CM can also be caused by genetic mutations that destabilize TTR, known as ATTRm-CM. ATTRm-CM may have an earlier age of onset and progress more rapidly than ATTRwt-CM. The Transthyretin Cardiac Amyloidosis Study published in 2012 found that the median survival from diagnosis for ATTRwt-CM and ATTRm-CM patients was 43 months and 26 months, respectively.

The numbers of diagnosed ATTRwt-CM and ATTRm-CM patients are estimated to be 200,000 and 40,000 worldwide, respectively. We believe both forms of ATTR-CM are under-diagnosed due to limited disease awareness and historical reliance on invasive diagnostic techniques. Until recently, a cardiac biopsy was required to make the definitive diagnosis of ATTR-CM. However, non-invasive nuclear medicine imaging agents (technetium-labelled pyrophosphate or bis-phosphonates), coupled with blood tests, have demonstrated the ability to detect ATTR-CM with 99% sensitivity and specificity. These imaging agents allow physicians suspecting ATTR-CM to readily diagnose it in patients without the need for a heart biopsy. In addition, we believe the development of new potential treatments for ATTR has also raised awareness of ATTR amongst physicians, prompting them to consider the diagnosis when evaluating patients with an initial recognition of heart failure, especially HFpEF. These two factors have the potential to lead to broader adoption of a noninvasive diagnostic algorithm and earlier identification of the disease. We are actively supporting efforts to establish training and certification in the use of the noninvasive algorithm with key opinion leaders. Recent clinical reports have suggested significant prevalence of ATTR-CM in multiple cardiac disease and other populations. For example, ATTR-CM has been detected in an important proportion of patients suffering from associated conditions such as carpal tunnel syndrome, and as a comorbid condition in patients with aortic stenosis or those presenting for hip and knee replacement surgery.

There are over 140 known pathogenic mutations in the TTR gene that can lead to destabilization of the tetramer, driving ATTRm-CM. The most prevalent TTR mutation in the United States, V122I, is associated with an increased risk of developing ATTRm-CM. The V122I mutation is present in approximately 3.4% of African Americans, and may be even higher in related Afro-Caribbean populations living in the Americas and Europe.

Clinically, ATTR also presents as ATTR-PN, a neurodegenerative disease, in individuals carrying pathogenic TTR mutation. Patients suffering from ATTR-PN generally become symptomatic between ages 30 and 50. While the median survival for patients diagnosed with ATTR-PN is only five to ten years, the various disease complications from initial onset create a substantial economic and social burden on patients, caregivers and the entire healthcare system. In ATTR-PN patients, symptoms generally begin with pain in the extremities from nerve damage, loss of sensation, limb weakness, and GI dysfunction leading to malnutrition. Patients generally lose motor control (muscle strength, tone and bulk) and sensation in their extremities, starting with the feet and ascending to involve the lower and upper legs followed by the hands and arms. As the disease progresses up the legs to the body, patients lose the ability to walk without assistance, and eventually lose the ability to control basic motor and sensory functions. Loss of sensation exposes patients to the risk of so-called insensate trauma, or the inability to notice that they have sustained injuries to their hands and feet, which may become complicated by infection and require hospitalization for intravenous therapy or amputation.

ATTR-PN is caused by pathogenic, destabilizing mutations in the TTR gene and affects approximately 10,000 patients worldwide. The V30M mutation is the most prevalent mutation associated with ATTR-PN and is endemic in certain areas of Portugal, Sweden and Japan, where it has arisen independently as a founder mutation, as illustrated in the figure below.

Distribution of ATTR mutations in the United States and the rest of world in the THAOS Registry

Source: (Maurer, Hanna, Grogan, Dispenzieri, Witteles, Drachman, Judge, Lenihan, Gottlieb, Shah, Steidley, Ventura, Murali, Silver, Jacoby, Fedson, Hummel, Kristen, Damy, Planté-Bordeneuve, et al., 2016)

Mutant ATTR (ATTRm) spans a spectrum of phenotypic expression from predominantly cardiomyopathic (as in the case of the prevalent mutation V122I) to predominantly polyneuropathic (as in the case of V30M, especially the early onset subset), with many mutations driving a mixed clinical phenotype, as illustrated in the figure below. The symptoms associated with wild-type ATTR (ATTRwt) are predominantly cardiovascular, but may include connective tissue disease such as carpal tunnel syndrome.

Spectrum of Mutations (non-exhaustive) and Phenotypes in ATTR

Source: adapted from (Semigran, 2016)

Unmet medical need in ATTR

There are currently no therapies approved by the FDA for the treatment of any form of ATTR. In ATTR-PN, treatment options had historically been limited to symptomatic relief, with liver transplantation being the only definitive treatment to arrest the progression of disease. This therapy, however, is complicated by limited organ availability, the need for lifelong immunosuppression, surgical risk (especially in patients with substantial cardiac involvement) and limited efficacy, as wild-type TTR amyloid continues to contribute to disease progression in many patients after transplant.

Some advancements have been made in the development of disease-modifying therapies for ATTR-PN. For example, regulatory authorities outside of the United States, including the European Medicines Agency, or EMA, have approved tafamidis for the treatment of ATTR-PN, although its single Phase 3 clinical trial in ATTR-PN patients did not meet its primary endpoint. Tafamidis was approved by the European Union in 2011 and Japan in 2013. The FDA, in contrast, requested additional trials to be completed as a prerequisite for any resubmission for U.S. approval. Additionally, diflunisal, a generic, non-steroidal anti-inflammatory drug, or NSAID, approved by the FDA to treat pain and inflammation, may be prescribed by physicians for ATTR patients, despite not having been approved for the treatment of ATTR. Diflunisal exhibits some biochemical properties as a TTR stabilizer and has been studied in a randomized study in ATTR-PN patients funded by the National Institutes of Health. The use of diflunisal is limited, however, by its Boxed Warning in the U.S. Product Insert (label) listing increased risks of gastrointestinal bleeding, thromboembolic events (clotting and blood vessel blockage), and kidney failure. These are all “on-target” complications related to diflunisal’s intended inhibition of the cyclooxygenase, or COX, enzyme. While diflunisal is commercially available as a generic, prescription-only medical product in the United States, it is generally unavailable in the European Union and elsewhere. Finally, recent Phase 3 clinical trials of TTR gene-silencing, or “knockdown” agents (patisiran and inotersen) have shown clinically important and statistically significant results in the treatment of ATTR-PN.

More limited progress has been made in the development of a safe and effective, disease-modifying treatment of ATTRwt-CM and ATTRm-CM. In March 2018, Pfizer Inc. announced that tafamidis had met its primary endpoint, a reduction in the combination of all-cause mortality and cumulative incidence of cardiovascular-related hospitalizations in its Phase 3 clinical trial (ATTR-ACT) that enrolled both ATTRwt-CM and ATTRm-CM patients. Diflunisal is also prescribed for some ATTR-CM patients, although it is not approved for ATTR-CM and its usage is limited given the overlap between its labeled risk of serious adverse effects and the prominent cardiovascular and renal manifestations in these patients. The only Phase 3 clinical trial of a TTR knockdown agent in patients with diagnosed cardiomyopathy, the ENDEAVOUR study of revusiran sponsored by Alnylam Pharmaceuticals, Inc., was halted due to an imbalance of deaths in the active treatment arms. Given the significant and growing prevalence of ATTRwt-CM and ATTRm-CM, the limitations of product candidates currently under development for ATTR and the absence of products approved by the FDA for ATTR, we believe there is a significant unmet need for an efficacious therapeutic agent that targets the disease at its source.

AG10—our differentiated solution for the treatment of ATTR

AG10 is an orally-administered small molecule designed to treat ATTR at its source by stabilizing tetrameric TTR, thereby halting at its outset the series of molecular events that give rise to ATTR. The following graphic illustrates the disease mechanism of ATTR and our therapeutic hypothesis.

Although there are currently no FDA approved therapies to treat ATTR, multiple therapeutic approaches are in clinical and preclinical development. These therapeutic approaches are referred to as stabilization, knockdown and clearance.

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Stabilization.    Small molecule stabilizers, including AG10, target the disease at its source by stabilizing TTR and inhibiting the disease-initiating step of amyloid formation (i.e., the dissociation of tetrameric TTR into monomers).

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Knockdown.    Knockdown approaches inhibit the synthesis of TTR by the liver, thereby reducing the amount of circulating tetrameric TTR and presumably the amount of TTR monomers available to form amyloid deposits.

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Clearance.    Agents target the amyloid formation process further downstream and/or established amyloid deposits. The goal of these agents is to disrupt the formation of circulating TTR amyloid precursors (aggregates of misfolded monomers) and/or clear amyloid fibrils that have already been deposited.

We believe that the TTR stabilization approach targets ATTR at its source and represents a validated therapeutic approach to prevent or slow disease progression. In addition, we believe our therapeutic approach has the potential to complement other approaches to treating ATTR.

The therapeutic approach of AG10 leverages over 25 years of research understanding the molecular mechanism of ATTR and the rational design using structural biology by our founders at Stanford University. We believe the therapeutic hypothesis underlying TTR stabilization is validated by human genetic and clinical data, as follows:

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Genetic data demonstrate not only how the disease is caused (through mutations that destabilize the TTR tetramer) but also how the disease is ameliorated (through mutations that super-stabilize tetrameric TTR). Furthermore, beneficial effects of the naturally-occurring, stabilizing mutation T119M have been demonstrated in both a diseased and healthy population;

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Tafamidis, a TTR stabilizer, reportedly met its primary endpoint in the reduction in the combination of all-cause mortality and cumulative incidence of cardiovascular-related hospitalizations in ATTR-CM patients in Pfizer’s global, Phase 3 ATTR-ACT clinical trial.

Genetic validation

The concept of TTR tetramer stabilization as a viable therapeutic approach originated from our understanding of the molecular pathogenesis of ATTR, as well as a naturally-occurring rescue mutation. The molecular pathogenesis of ATTR has been described in over 25 years of scientific publications. Specifically, ATTR results from the dissociation of native, tetrameric TTR into monomeric subunits that misfold and aggregate as TTR amyloid. There are over 140 known pathogenic, missense mutations that destabilize TTR. On the other hand, there exist naturally occurring mutations that protect against disease, and have been shown to stabilize TTR. A naturally-occurring, gain-of-function rescue mutation, T119M, results in the “super-stabilization” of TTR and prevents ATTR in compound heterozygotes carrying the V30M disease-causing mutation, as reported by Coelho et al. in 1996 and Hammarstrom et. al in Science in 2001. The T119M mutation, when carried in otherwise healthy individuals, is also associated with both a lower risk of cerebrovascular events and an increased life expectancy of five to ten years compared to healthy non-carriers, and is correlated with 17% higher circulating levels of TTR. This result was identified by Hornstrup et. al. in a 2013 study of over 68,000 individuals in Denmark over an average 32 years of clinical follow-up. AG10’s mode of binding is designed to mimic the stabilizing mechanism of this rescue mutation, which we believe provides a mechanistic advantage to slow or halt the progression of ATTR. In addition, the scientific literature suggests that this mode of binding may be unique to AG10.

Clinical data

In March 2018, Pfizer announced that tafamidis, a TTR stabilizer, met its primary endpoint of a reduction in the combination of all-cause mortality and cumulative incidence of cardiovascular-related hospitalizations in both types of ATTR-CM patients in the Phase 3 ATTR-ACT study. The trial was designed to enroll a minimum of 30% ATTRm-CM patients and 30% ATTRwt-CM patients. 441 patients were randomized to placebo, 20 mg tafamidis, or 80 mg tafamidis in a 2:1:2 ratio. We believe tafamidis is the first therapeutic to reportedly show a benefit in an ATTR-CM clinical trial and validates the hypothesis that TTR stabilization can lead to a meaningful clinical benefit in this population. Further, we believe that the reported reduction in mortality and cardiovascular hospitalizations observed in a randomized clinical trial of a TTR stabilizer, combined with the convenience of oral dosing, supports potential first line usage of oral TTR stabilizers in ATTR-CM.

The reported outcomes from previous clinical trials with TTR stabilizers, including those from the ATTR-ACT study, further support the TTR stabilization approach and suggest that increasing levels of TTR stabilization may lead to increasing levels of clinical benefit. To support this hypothesis, we evaluated each of three small molecule stabilizers (tafamidis, diflunisal and AG10) in head-to-head, established in vitro TTR stabilization assays (Western blot and FPE) and compared these results to the reported clinical outcomes, leading to the following observations:

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Tafamidis, at the reported mean peak plasma concentration achieved at steady state on a 20 mg daily oral dose in healthy volunteers, was observed to stabilize approximately 45% of TTR in our preclinical studies. At this dose, tafamidis demonstrated a non-statistically significant improvement relative to placebo in ATTR-PN patients in a Phase 3 clinical trial conducted by FoldRx Pharmaceuticals Inc. (acquired by Pfizer Inc.).

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When tested at the mean reported peak plasma concentration achieved following an 80 mg dose of tafamidis, we observed approximately 60% TTR stabilization in our preclinical studies. Pfizer has reported that its Phase 3 ATTR-ACT trial met its primary endpoint in the combined active treatment group of patients treated with either 20 mg or 80 mg tafamidis.

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Diflunisal, a generic NSAID, stabilized TTR by approximately 75% in our preclinical studies and showed a statistically significant improvement relative to placebo in ATTR-PN patients in a randomized, controlled study.

We believe that these comparative data of tafamidis at the 20 mg dose, tafamidis at the 80 mg dose and diflunisal support the hypothesis that maximally stabilizing TTR may lead to optimal clinical benefit. In our Phase 1 clinical trial in healthy volunteers, we achieved 100% TTR stabilization at peak concentrations and 95% or greater on average over the entire dosing interval in the 800 mg twice daily cohort. The following table summarizes the levels of TTR stabilization observed to date in our preclinical stabilization assays of tafamidis, diflunisal and AG10, as compared to their reported clinical outcomes:

In the table above, the figures for percent stabilization at peak concentration represent values averaged between Western blot and FPE assays, except for diflunisal, which only includes data from FPE assays. We used commercially available tafamidis in the Western blot assays and synthesized tafamidis in the FPE assays. Although we believe our preclinical observations described above are consistent with the reported clinical literature, the use of synthesized tafamidis in our preclinical studies may not be indicative of results that would be obtained using commercially-available tafamidis.

AG10

There are multiple lines of evidence that we believe support the potential for AG10 to be a disease-modifying TTR stabilizer and lead to meaningful clinical benefit.

•	We believe AG10 is the only TTR stabilizer that mimics the binding mode of the naturally-occurring, super-stabilizing T119M mutation.

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In preclinical testing, AG10 has been observed to exhibit greater specificity for TTR than tafamidis. Compared to tafamidis, AG10’s binding to TTR is less affected by the presence of other plasma proteins, allowing a greater fraction of AG10 to bind TTR.

•	In established preclinical assays, AG10 has demonstrated the highest levels of TTR stabilization compared to other TTR stabilizers at clinically-relevant concentrations; and

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In our Phase 1 clinical trial, AG10 was well-tolerated and the highest tested dose achieved 100% TTR stabilization at peak concentrations and over 95% TTR stabilization on average in healthy adult volunteers at steady state.

Unique binding mode

AG10’s mode of binding is designed to mimic the naturally-occurring, super-stabilizing T119M rescue mutation, which we believe provides a mechanistic advantage in potentially slowing or halting the progression of ATTR. To our knowledge, this mode of binding is unique to AG10 among product candidates under clinical development for ATTR. The binding modes of the T119M variant and AG10 are further described below.

The T119M mutation “super-stabilizes” the tetramer by bringing the TTR monomers closer together, allowing for strong electrostatic interactions (hydrogen bonds and salt bridges) between adjacent monomers that stabilize the tetramer. In the thyroxine binding pocket of wild-type TTR, the serine 117 residues on each of the adjacent monomeric subunits are too far apart to form hydrogen bonds, as illustrated in the ribbon diagram below.

The T119M variant, depicted below, results in structural changes in the tetramer such that the serine residues are now close enough to each other (under 3 angstroms) to permit hydrogen bonds to form between serine residues in adjacent monomers, holding the tetramer more tightly together than in the wild-type tetramer.

By similarly facilitating the formation of hydrogen bonds with the serines at position 117, we believe AG10 structurally mimics the disease-suppressing mechanism of the T119M rescue mutation. As illustrated in the diagram below, AG10 has been observed to bind to TTR and participate in hydrogen bonding interactions with the serine 117 residues on adjacent monomers, stabilizing the tetramer in a manner similar to that observed in the T119M mutant protein. We also believe AG10’s binding mode, which mimics that of the naturally occurring, disease-suppressing T119M rescue mutation, may lead to a slowing or halting of the dissociation of tetrameric TTR into monomers, the disease-initiating step in ATTR. To our knowledge, AG10 is the only compound in clinical development that mimics the structural effect of the T119M mutation with interactions at the bottom of the thyroxine binding pocket to confer TTR stabilization.

Published isothermal titration calorimetry studies demonstrate that the binding mode of AG10 to TTR is almost entirely driven by enthalpy, or the strength of the chemical bonds. In contrast, the binding of tafamidis to TTR is driven approximately only 50% by enthalpy. We believe that the relative enthalpic binding mode of AG10 as compared to tafamidis confers additional stability to the tetramer, thereby preventing the dissociation of tetrameric TTR into monomers.

TTR binding affinity and selectivity

In addition to its unique binding mode, AG10 has been observed in preclinical studies to bind to TTR with high affinity and specificity. TTR has two binding sites for its native ligand, thyroxine, or the small molecule stabilizers that bind into the same pocket. Binding to these sites is non-cooperative, meaning that binding to the second site becomes less likely after a molecule is bound to the first. However, we believe binding to both sites may be required for complete TTR stabilization. AG10 has been shown to exhibit high binding affinity, as represented by its single-digit nanomolar dissociation constant, to TTR at its first site, and additionally an approximately 140-300 nanomolar dissociation constant at its second site. A dissociation constant measures the proportion of a compound that is bound to its target, with a lower dissociation constant implying stronger binding affinity. Based on ex vivo data from our Phase 1 clinical trial, we believe AG10 may bind TTR and potentially occupy more than one binding site per tetramer molecule.

AG10 binding to TTR has been observed to be also highly specific. In vitro assays demonstrate that AG10 has the potential to stabilize TTR while not being affected by the presence of other plasma proteins. In pre-clinical studies, approximately 3.6% of non-protein bound AG10 was observed to circulate in human plasma at relevant clinical concentrations, suggesting an available pool of compound to bind to newly synthesized TTR. In contrast, we believe the ability of synthesized tafamidis to bind and stabilize TTR is reduced in the presence of other proteins (particularly albumin, which is present at high concentrations in human plasma). Specifically, in published regulatory documents, the free fraction of tafamidis is less than 0.5% in human peripheral blood, suggesting that the majority of non-TTR bound tafamidis is bound to other plasma proteins. We believe data from our preclinical studies suggesting AG10’s ability to bind TTR with high affinity and specificity support its potential to be a preferred TTR stabilizer.

TTR stabilization in preclinical data

In established preclinical assays, AG10 demonstrated near-complete levels of TTR stabilization at clinically-relevant concentrations, further supporting our belief that AG10 could be a compelling therapeutic for ATTR.

In vitro studies demonstrated that AG10 potently stabilizes TTR at doses tested in our Phase 1 clinical trial, as evaluated in three separate, established assays. In the first assay, immunoblotting, or Western blots, were used to measure TTR stabilization as demonstrated by the percentage of tetrameric TTR remaining under accelerated destabilizing conditions (acidic pH). Shown below is the dose response effect of AG10 and commercially available tafamidis on stabilizing TTR at different compound concentrations. AG10 was observed to completely stabilize TTR at doses tested in our Phase 1 clinical trial and demonstrated greater TTR stabilization than tafamidis in this assay. The following graphs show the amount of TTR stabilization, as measured by the Western blot assay, using the solvent, dimethyl sulfoxide, or DMSO, and at different concentrations of AG10 and commercially available tafamidis:

The fluorescent probe exclusion (FPE) assay is a competitive binding assay that measures the ability of a stabilizer to block the binding of a small molecule probe to the thyroxine binding site of TTR. A fluorescent signal is emitted only when the probe is bound to TTR. In the plots below, AG10 and tafamidis, as synthesized for use in our preclinical studies, were compared head-to-head under identical assay conditions. At the clinical concentrations achieved by AG10 in our Phase 1 clinical trial (approximately 10-40 µM), AG10 was observed to occupy >90% of TTR tetramers. For tafamidis, clinical concentrations reported in regulatory documents predict plasma concentrations of approximately 15-20 µM from an 80 mg daily dose. These concentrations were observed to result in approximately 55-65% TTR occupancy. The following graphs show the amount of TTR stabilization, as measured by the FPE assay, using DMSO and at different concentrations of AG10 and synthesized tafamidis:

Fibril formation measures the amount of amyloid that is formed in vitro after purified TTR, in the absence of serum proteins, is incubated under denaturing conditions. As shown below, AG10 potently inhibits the formation of amyloid fibrils in vitro from either wild-type or V122I TTR, the most prevalent destabilizing TTR mutation associated with ATTRm-CM. In addition, AG10 resulted in significantly greater inhibition of amyloid fibril formation at a 2:1 ratio of TTR to compound than tafamidis, as synthesized for use in our preclinical studies. The following graphs show the amount of TTR stabilization, as measured by the percentage of fibril formation, for synthesized tafamidis and AG10:

Clinical data

AG10 was shown to be well-tolerated in our Phase 1 clinical trial and at the highest tested dose achieved 100% ex vivo TTR stabilization at peak concentrations and over 95% TTR stabilization on average at steady state at the highest dose cohort. AG10 is designed to treat ATTR at its source by stabilizing tetrameric TTR in order to prevent the initiating event in the disease (dissociation of tetrameric TTR). X-ray crystallography indicates that AG10 may uniquely drive hydrogen bonding at the bottom of the thyroxine binding pocket to help hold TTR together, mimicking the naturally-occurring T119M rescue mutation. To our knowledge, AG10 is the only TTR stabilizer in development that has been observed to mimic the “super-stabilizing” properties of the naturally-occurring rescue mutation. In preclinical studies, AG10 has also shown high levels of stabilization across a wide range of mutations that lead to ATTR-CM or ATTR-PN.

We have observed no clinically significant adverse events in our Phase 1 clinical trial and a greater than 50x therapeutic window between the achieved therapeutic AG10 drug levels and those associated with observed animal toxicity. We believe these data support that AG10 could be a preferred TTR stabilizer and support its continued clinical development.

Phase 1 clinical trial of AG10

In September 2017, following acceptance of our IND application for AG10 in ATTR-CM, we initiated our first clinical trial of AG10. The study was designed as a randomized, placebo-controlled, single and multiple ascending dose study in healthy adult volunteers. The primary objective of the study was to evaluate the safety and tolerability of single and multiple doses of AG10. The secondary objectives were to characterize the PK of AG10 and to describe the PD properties of AG10, as well as the PK-PD relationship of AG10 in healthy adult subjects.

The trial design is depicted below. Part A consists of a single ascending dose, or SAD, design, where four cohorts of eight healthy individuals were randomized to receive AG10 or placebo in a 3:1 overall ratio. Part B consists of a multiple ascending dose, or MAD, design, where three cohorts of eight healthy individuals were randomized to receive AG10 or placebo in a 3:1 ratio. A total of 32 subjects, 24 dosed with AG10 and eight with placebo to match, completed Part A with doses of 50 mg, 150 mg, 300 mg or 800 mg of AG10. The intermediate dose group of 300 mg was selected for the food effect portion of the study. In Part B, a total of 24 subjects, 18 dosed with AG10 and six with placebo to match, were dosed with 100 mg, 300 mg or 800 mg AG10 every 12 hours for 12 days. The results observed to date in our clinical development of AG10, including our Phase 1 clinical trial in which 32 subjects were enrolled, are based on a limited sample size and may not be observed in later-stage clinical trials involving larger numbers of patients:

The safety evaluations in this study include vital signs (blood pressure, heart rate), physical examination, clinical laboratory tests (hematology, clinical chemistry, urinalysis, including microscopic evaluation), electrocardiography, and Holter monitoring.

Below is a summary of our observations of treatment emergent serious adverse events (SAEs) and adverse events (AEs) observed in the Phase 1 study.

Number of patients experiencing adverse events (%)

	Single ascending dose					Multiple ascending dose (q12h)
	Placebo (n=8)	50 mg (n=6)	150 mg (n=6)	300 mg1 (n=6)	800 mg (n=6)	Placebo (n=6)	100 mg (n=6)	300 mg (n=6)	800 mg (n=6)
SAEs	0 (0%)	0 (0%)	0 (0%)	0 (0%)	0 (0%)	0 (0%)	0 (0%)	0 (0%)	0 (0%)
AEs	2 (25%)	3 (50%)	2 (33%)	1 (17%)	1 (17%)	3 (50%)	2 (33%)	5 (83%)	1 (17%)

1: Adverse events in the fed component; no subjects in the fasted component experienced treatment emergent SAEs or AEs

Results from both the SAD and MAD parts of the study indicate that AG10 was well-tolerated. No deaths or SAEs were reported during the study and no subject discontinued study drug or the study due to an AE. Most AEs were reported by single subjects in both the SAD and MAD parts, and all were mild to moderate in intensity. The only AEs that occurred in more than one subject were dry mouth, generalized headache, upper respiratory infection, and dizziness, all of which occurred in two separate subjects. No AEs were reported as “probable” with regards to their relationship to AG10.

PK properties of AG10 were evaluated in both parts of the trial. The data indicate that AG10 is rapidly absorbed (peak concentrations achieved within 1 hour of dosing), and the terminal half-life of the compound is approximately 25 hours. Plasma concentrations achieved in these studies reached our expected steady-state target concentrations. The PK of AG10 in the MAD portion of the study is shown below.

We evaluated the PD properties of AG10 with the fluorescent probe exclusion, or FPE, and Western blot assays, both previously reported assays of TTR stabilization. The percentage target engagement with TTR by AG10 as measured by the FPE assay in the SAD portion of the study is shown below. AG10 demonstrated rapid and near-complete TTR stabilization, reflecting rapid absorption and achievement of therapeutic blood levels, even at the lowest dose tested. A progressively longer duration of TTR stabilization was observed with escalating AG10 doses, reflecting dose-related increases in blood levels of AG10.

The percentage of TTR stabilization as measured by the FPE assay at peak, trough and on average over the dosing interval at steady-state (Day 12) in the MAD portion of the study is shown below. The data from the highest tested daily dose demonstrated 100% steady-state TTR stabilization in all subjects at peak drug concentration measured shortly after oral dosing. At the same 800 mg dose administered every 12 hours, TTR stabilization on average over the dosing interval and at trough (pre-dose at steady state) was 96% and 92%, respectively. We believe these are the highest levels of ex vivo TTR stabilization demonstrated in any clinical trial of a TTR stabilizer and support AG10’s potential to slow or halt the progression of ATTR.

TTR stabilization was also measured using the Western blot assay. A characteristic blot and summarized quantification (mean +/- standard deviation) of all MAD data is shown below. These data similarly showed high levels of TTR stabilization in all MAD cohorts at peak and trough concentrations. Further, the blots demonstrate that near-complete TTR stabilization was achieved at 60 hours following final dose in the cohort dosed with 800 mg every 12 hours.

The aggregate PK-PD data from subjects administered any dose of AG10 in the MAD portion shown below demonstrate a predictable and dose-responsive PD effect of AG10 in both FPE and Western blot assays.

The correlation between FPE and Western blot (WB) data was also examined in a post-hoc analysis. The data shown below from the MAD portion of the Phase 1 trial demonstrate a high level of correlation between assays.

Phase 2 and 3 clinical trials of AG10

Based on the safety and tolerability profile and the TTR stabilization data for AG10 in our Phase 1 clinical trial, we initiated a randomized, placebo-controlled, double-blind Phase 2 clinical trial of AG10 in ATTR-CM patients in April 2018. The primary objective of this study is to evaluate the safety and tolerability of AG10 administered to symptomatic ATTR-CM patients. The secondary objectives are to characterize the PK of AG10 administered orally daily for 28 days and to describe the PD properties of AG10, as assessed by established assays of TTR stabilization including the FPE assay and Western blot. The study will also describe the PK-PD relationship of AG10 in adult patients with symptomatic ATTR-CM. The trial is enrolling both wild-type and mutant ATTR-CM patients. As shown below, patients will be randomized 1:1:1 to AG10 400 mg twice daily, 800 mg twice daily, or placebo for 28 days.

We also plan to invite patients in this Phase 2 clinical trial to participate in an open label extension in which patients will receive 800 mg AG10 twice daily. The purpose of this extension study is to evaluate the long-term safety and tolerability of AG10, as well as track measures of cardiac health and function including NT-proBNP, troponin I, left ventricular wall thickness, and global longitudinal strain. We expect topline data from the randomized, placebo-controlled, double-blind portion of the Phase 2 clinical trial in ATTR-CM by the end of 2018.

Randomized, double-blind, placebo controlled, multi-center study of AG10 in ATTR-CM patients

Anticipated clinical and regulatory path for AG10

Our Phase 3 clinical development plan in ATTR-CM will be based on the results of our Phase 2 clinical trial in ATTR-CM patients, the existing and forecasted treatment landscape, and further discussions with U.S. and European regulatory authorities. Of particular importance in the design our of Phase 3 study in ATTR-CM are the full data from Pfizer’s Phase 3 clinical trial of tafamidis (ATTR-ACT). We believe the ATTR-ACT study, as it reportedly met its primary endpoint, validates the stabilization hypothesis and, based on incomplete levels of TTR stabilization in our in vitro assays, is likely to highlight remaining unmet medical need that could be addressed with a more potent stabilizer. In particular, we believe the following ATTR-ACT study parameters, results for which have not yet been reported to date, as well as future results from our Phase 2 clinical trial of AG10 in ATTR-CM and our potential end of Phase 2 meeting with the FDA, will have direct implications for our Phase 3 clinical trial design:

We believe that a Phase 3 registration trial for AG10 will be possible regardless of the outcome of the ATTR-ACT trial. Supporting this belief are our pre-clinical and Phase 1 data which indicate that AG10 may achieve very high levels of TTR stabilization at a well-tolerated dose. Further, we believe the large and growing prevalence of ATTR-CM provides sufficient patient numbers to facilitate rapid trial enrollment. We are examining multiple potential trial designs that will be informed by the detailed results of the ATTR-ACT trial when they are reported. Current trial size estimates are preliminary and difficult to calculate but we believe potential pivotal trial designs may include a placebo-controlled trial with approximately 300-400 patients or an active comparator trial with approximately 500-1,000 patients. Our assumptions will be refined based on the full ATTR-ACT data, our Phase 2 data in ATTR-CM, and interactions with regulatory authorities. Subject to the successful completion of the Phase 2 ATTR-CM trial and our discussions with regulatory authorities, we intend to advance AG10 into a Phase 3 clinical trial for the treatment of ATTR-CM (both mutant and wild-type) in the first half of 2019.

While AG10 is not likely to become the first-to-market targeted therapy for ATTR-CM, we believe that, if approved, it has the potential to demonstrate improved clinical results relative to previous trials. Systematic reviews of recent commercial drug launches demonstrate that compounds that exhibit positive qualities over other existing compounds can achieve significant, and in some instances the leading market share even if they are not the first approved product for a particular indication. Further, we believe certain qualities of the ATTR-

CM market could yield additional benefits to a compelling therapeutic. Specifically, the ATTR-CM market is sufficiently large and heterogenous that subsets of patients may be unresponsive to any particular therapy, causing physicians to cycle between available therapies. In addition, the potential growth of the market may lead to a large number of newly diagnosed cases which would not require switching from an established therapy to a novel and promising agent.

Further, we believe the safety and tolerability data of AG10 in healthy volunteers and in ATTR-CM patients will also be relevant for the ATTR-PN patient population because both ATTR-CM and ATTR-PN are clinical manifestations of the same disease mechanism of the destabilization of TTR. Subject to the successful completion of our Phase 2 clinical trial of AG10 in ATTR-CM and authorization from applicable regulatory authorities, we also plan to initiate a Phase 3 clinical development program for AG10 in ATTR-PN in early 2019. We plan to enroll up to 130 symptomatic ATTR-PN patients in a randomized, placebo-controlled, double-blinded clinical trial of 12 months’ duration. The planned primary endpoint is the modified Neurologic Impairment Score +7 (mNIS+7), with secondary endpoints of overall safety and tolerability, Norfolk Quality of Life (QoL) score, assessments of autonomic function, and cardiac function (which may be important in patients with mixed phenotype). Other endpoints may include population PK of AG10 in ATTR-PN patients and assessments of TTR stabilization as measured by FPE and Western blot assays. We do not intend to file an IND with the FDA for this indication, and we plan to conduct this study outside of the United States.

Preclinical data for AG10 in ATTR

In 2016 through 2018, we conducted in vitro pharmacology and predictive safety screens, and evaluated in vivo (nonclinical) safety, PK and PD of AG10 in several mammalian species, including in single and repeat dose non-GLP and repeat dose (up to 90 days) GLP toxicology studies in rat and dog. These studies suggest that AG10 is a potent, highly selective, orally-available TTR stabilizer. We are also conducting chronic toxicology studies to examine the long-term safety profile of AG10 in rats and dogs.

Animal safety pharmacology studies of AG10 demonstrated a wide margin between anticipated therapeutic exposures and doses associated with toxicity. The respiratory and central nervous system animal safety studies did not demonstrate any adverse effects. GLP toxicology studies (28 day repeat dosing and 90 day repeat dosing) identified a no adverse effect level, or NOAEL, in both rats and dogs that provided safety margins over 50 fold higher than the target human drug concentration for clinical investigation. No dose limiting toxicities were established in the 90 day GLP toxicology dog study. However, in prior toxicology studies of shorter duration, at doses above the NOAEL, dogs experienced dose limiting toxicities of gastrointestinal effects including vomiting, dehydration and weight loss.

In vivo studies have also demonstrated AG10’s stabilization effects on TTR. Upon oral administration to dogs, AG10 stabilized serum TTR in a dose dependent manner, as measured by the FPE assay as shown below.

Similarly, orally-administered AG10 resulted in stabilization of TTR in a dose dependent manner in monkeys, as measured by the FPE assay as shown below.

In addition, ex vivo studies in patient blood samples have supported AG10’s stabilization effects on TTR across several pathogenic mutations. Over 140 mutations leading to ATTR-CM and ATTR-PN have been described. We selected mutations that occur at different amino acid positions in the protein, as shown below, to test the hypothesis that AG10 could stabilize multiple TTR variants as well as wild-type protein.

Blood samples were obtained from patients carrying a series of mutations that are distributed throughout the primary amino acid sequence of the protein and are manifest across a spectrum of clinical phenotypes. In in vitro experiments, AG10 was added to patient sera and then evaluated for AG10’s ability to stabilize TTR. AG10 was observed to potently stabilize all the tested TTR mutations, as measured by FPE assay and Western blots. Shown below are the Western blot results illustrating the effects of AG10 on variant TTR.

We believe the results for our nonclinical studies and GLP toxicology studies strongly support the continued clinical development of AG10 for ATTR.

TTR stabilization assays

Multiple assays have been developed to biochemically measure TTR stabilization. AG10 has consistently demonstrated the highest levels of TTR stabilization across all four assays explained below. These assays were powered for statistical significance. Importantly, data from these assays may correlate with clinical outcome for naturally occurring TTR variants and small molecule drug candidates. In the absence of validated and reliable biomarkers of disease progression or TTR stabilization in vivo, we believe these in vitro/ex vivo assays are our best tool to predict the clinical efficacy of drug candidates. Specifically, the ability of small molecules to stabilize TTR can be estimated based on in vitro studies in which study drug is added to buffer, plasma, or serum containing TTR. These assays can be performed using plasma or serum samples taken from animals or humans who have been treated with the study drug. In either case, these assays aim to measure distinct components of the ATTR disease cascade, as illustrated below:

1.	Ligand binding and dissociation

2.	Tetramer dissociation into monomers

3.	Fibril aggregation

Each assay presents its own technical limitations and yields a differing absolute measure of “TTR stabilization” depending on specific conditions. Importantly, however, stabilization values have been highly correlated between assays in multiple studies. Further, the relative affinity and potency of stabilization by small molecules is consistent across assay conditions. In aggregate, the experimental measures allow for rank ordering of TTR stabilization between various small molecules at relevant clinical concentrations. We believe that no single assay should be viewed as a gold standard, but instead a consensus view should be drawn from collated results obtained across modalities. For this reason, we have examined AG10 and other small molecule TTR stabilizers in head-to-head experiments using each of the assays listed below.

For our clinical studies, we have selected Western blot and fluorescent probe exclusion assays as our primary measures of TTR stabilization. These assays were selected because they provide consistent data across multiple laboratories, appear to correlate with clinical benefit observed in previous studies, and can be conducted at high throughput in a non-academic laboratory setting.

Further details regarding the four assays most commonly used in recent literature are detailed in the table below:

	Fibril formation	Western blot	Fluorescent probe exclusion (FPE)	Subunit exchange
ATTR step measured	Fibril aggregation	Tetramer dissociation into monomers	Ligand dissociation	Tetramer dissociation into monomers
Solution	Buffer	Plasma/serum	Serum	Plasma/serum
pH	Acidic (4.4)	Acidic (< 4.0) or Neutral (Urea)	Neutral (7.4)	Neutral (7.4)
Time	24 hours	72 hours	6 hours	2-7 days
Temperature	25°C	25°C	25°C	25°C /37°C
Covalent probe	-	-	+	+
Exogenous protein	-	-	-	+
Read out method	UV–vis turbidity measurements of light transmission reduced by the formation of TTR amyloid fibrils.	Plasma or serum samples, post tetramer dissociation, are subjected to cross-linking and immunoblotting. The intensity of residual TTR tetramer is then quantified. Absent any stabilizer, tetrameric TTR dissociates to 10-20% its original amount. In the presence of stabilizer, measured ex vivo post dosing or added in vitro, samples retain up to 100% of tetrameric TTR despite acidic conditions.	Fluorescence of covalent probe binding to TTR tetramer (i.e. the lower the fluorescence signal, the higher the extent of target engagement and TTR stabilization). Initial binding of probe can be competed out completely by therapeutic concentrations of stabilizer dosed in vivo or added in vitro.

Recombinant (E. coli) FLAG-tagged TTR is added to plasma. The subunit exchange between TTR and FLAG-tagged TTR is monitored by anion exchange chromatography via intrinsic protein fluorescence (buffer) or covalent probe (plasma).

NOTE: covalent probe cannot displace AG10 bound to TTR so plasma stabilization measurements cannot be made using the method reported.

The four assays described above have been used to various extents across the number of non-clinical and clinical studies in the ATTR field. Specifically, the fibril formation and Western blot assays have been used broadly across numerous studies, whereas the FPE assay has been utilized more recently in a smaller number of labs. The subunit exchange assay has only been used in research studies by the Kelly lab at Scripps, which also originated the FPE assay.

Additional opportunities

We may evaluate opportunities to expand our capabilities and product pipeline. Consistent with our strategy and that of our parent company, BridgeBio, we may look for assets that target well-defined genetic diseases at their source. Complementary approaches in ATTR are the most synergistic opportunity. We may also pursue acquisition or in-licensing of adjacent precision cardiovascular medicine assets.

Manufacturing

Given the small molecule and oral formulation of AG10, we believe the synthesis of the drug substance for AG10 is reliable and reproducible from readily available starting materials, and the synthetic routes are amenable to large-scale production and do not require unusual equipment or handling in the manufacturing process. We have already established the synthetic process and scaled up to large kilogram quantities similar to the campaigns that will be required to provide drug product for our anticipated Phase 3 clinical trial. We have obtained an adequate supply of the drug substance for AG10 from our first North American contract manufacturing organization, or CMO, to satisfy our clinical and preclinical requirements in 2018. We are engaging secondary raw material suppliers and North American and European CMOs to mitigate supply chain risk and ensure continuity of supply of drug substance. To maximize flexibility, we have established relationships with non-overlapping vendors for supply of both starting materials as well as drug substance.

Drug product formulation for AG10 has been developed as a film coated tablet and continues to be optimized. We have contracted with a North American third-party manufacturer capable of both formulation development and drug product manufacturing through commercialization. We have identified a second drug product manufacturer adding additional capacity and redundancy to our supply chain. The current formulation used in the Phase 1 and Phase 2 studies of AG10 is an immediate release tablet. We have already manufactured over 60,000 tablets, sufficient to dose our ongoing Phase 2 clinical trial in ATTR-CM. For future development and commercialization, we intend to optimize the tablet formulation to reduce pill burden and facilitate compliance.

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We currently depend on third-party CMOs for all of our requirements of raw materials, drug substance and drug product for our preclinical research and our ongoing clinical trial of AG10. We have not entered into long-term agreements with our current CMOs. We intend to continue to rely on CMOs for later-stage development and commercialization of AG10, as well as the development and commercialization of any other product candidates that we may identify. Although we rely on CMOs, we have personnel and third-party consultants with extensive manufacturing experience to oversee the relationships with our contract manufacturers.

Sales and marketing

We intend to begin building a commercial infrastructure in the United States and selected other territories to support the commercialization of AG10 when we believe a regulatory approval in a particular territory is likely. Because ATTR-CM and ATTR-PN are rare diseases with a concentrated prescribing audience and a small number of key opinion leaders who influence the treatments prescribed for the relevant patient population, we believe that we can effectively address the market using our own targeted, specialty sales and marketing organization supported by internal sales personnel, an internal marketing group and distribution support.

In any core markets outside of the United States that we may identify, where appropriate, we may utilize strategic partners, distributors or contract sales forces to expand the commercial availability of AG10. We currently do not expect that we will require large pharmaceutical partners for the commercialization of AG10 or any other product candidates we may identify and pursue, although we may consider partnering in certain territories or indications or for other strategic purposes. We intend to evaluate our commercialization strategy as we advance AG10 through clinical development.

Intellectual property

We strive to protect the proprietary technology that we believe is important to our business, including seeking and maintaining patents and patent applications intended to cover our product candidates and compositions, their methods of use and processes for their manufacture, and any other aspects of inventions that are commercially important to the development of our business. We have entered into an exclusive license agreement with The Board of Trustees of the Leland Stanford Junior University, or Stanford, to obtain the rights to use certain patents for the development and commercialization of our product candidates. See “—Our material agreements—License agreement with the Board of Trustees of the Leland Stanford Junior University.” We also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection.

Our success will depend on our ability to obtain and maintain patent and other proprietary rights protecting our commercially important technology, inventions and know-how related to our business, defend and enforce our current and future issued patents, if any, preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and proprietary rights of third parties. We also rely on know-how, continuing technological innovation and potential in-licensing opportunities to develop and maintain our intellectual property portfolio. We seek to obtain domestic and international patent protection, and endeavor to promptly file patent applications for new commercially valuable inventions.

The patent positions of biopharmaceutical companies like us are generally uncertain and involve complex legal, scientific and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and patent scope can be reinterpreted by the courts after issuance. Moreover, many jurisdictions permit third parties to challenge issued patents in administrative proceedings, which may result in further narrowing or even cancellation of patent claims. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any patents, if issued, will provide sufficient protection from competitors.

Because patent applications in the United States and certain other jurisdictions are maintained in secrecy for 18 months or potentially even longer, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain of the priority of inventions covered by pending patent applications. Moreover, we may have to participate in interference proceedings or derivation proceedings declared by the United States Patent and Trademark Office, or USPTO, to determine priority of invention.

Patents and patent applications

Our patent portfolio includes five issued U.S. patents, one allowed U.S. patent application, three pending U.S. patent applications, patent applications in Europe and Japan in various stages of prosecution and one pending international application filed under the Patent Cooperation Treaty (PCT).

Specifically, our patent portfolio includes five issued U.S. patents and one allowed U.S. patent application, exclusively licensed from Stanford, which are directed to AG10’s composition of matter and methods of use.

These patents are currently expected to expire in 2031 or 2033, absent any applicable patent term extensions. Our patent portfolio licensed from Stanford also includes one pending U.S. patent application, two pending European patent applications, and one pending Japanese patent application directed to AG10 and methods of its use, which, if issued, are expected to expire between 2031 and 2033, absent any applicable patent term extensions.

In addition, we are the sole assignee of two patent families directed to particular salt forms of AG10, particular polymorphic forms of AG10, methods of manufacturing AG10, and formulations of AG10. One of the families consists of a pending U.S. provisional patent application, and the other family includes one pending U.S. patent application, a pending PCT patent application and one related pending patent application in Taiwan. If issued, these patent applications are expected to expire in 2038, absent any applicable patent term adjustments or extensions.

Patent term

The base term of a U.S. patent is 20 years from the filing date of the earliest-filed non-provisional patent application from which the patent claims priority assuming that all maintenance fees are paid. The term of a U.S. patent can be lengthened by patent term adjustment, which compensates the owner of the patent for administrative delays at the USPTO the extent of which is offset by delays by the patent owner before the USPTO in obtaining the patent. In some cases, the term of a U.S. patent is shortened by a terminal disclaimer that reduces its term to that of an earlier-expiring patent. The term of a U.S. patent may be eligible for patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act, to account for at least some of the time the drug is under development and regulatory review after the patent is granted. With regard to a drug for which FDA approval is the first permitted marketing of the active ingredient, the Hatch-Waxman Act allows for extension of the term of one U.S. patent that includes at least one claim covering the composition of matter of an FDA-approved drug, an FDA-approved method of treatment using the drug and/or a method of manufacturing the FDA-approved drug. The extended patent term cannot exceed the shorter of five years beyond the non-extended expiration of the patent or 14 years from the date of the FDA approval of the drug. Some foreign jurisdictions, including Europe and Japan, have analogous patent term extension provisions, which allow for extension of the term of a patent that covers a drug approved by the applicable foreign regulatory agency. In the future, if our product candidates receive FDA approval, we expect to apply for patent term extension on patents, if issued, covering those products, their methods of use and/or methods of manufacture.

Trade secrets

In addition to patents, we rely on trade secrets and know-how to develop and maintain our competitive position. We typically rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. We protect trade secrets and know-how by establishing confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors and contractors. These agreements generally provide that all confidential information developed or made known during the course of an individual or entities’ relationship with us must be kept confidential during and after the relationship. These agreements also typically provide that all inventions resulting from work performed for us or relating to our business and conceived or completed during the period of employment or assignment, as applicable, shall be our exclusive property. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary information by third parties.

Our material agreements

License agreement with the Board of Trustees of the Leland Stanford Junior University

In April 2016, we entered into an exclusive license agreement with Stanford for rights relating to novel transthyretin aggregation inhibitors. Under our agreement, Stanford has granted us an exclusive worldwide license to make, use and sell products that are covered by the licensed patent rights. This license grant expires when the last licensed patent expires. The patent rights exclusively licensed to us under the license are described in more detail above under the heading “—Intellectual property.”

Stanford retains the right, on behalf of itself and all other non-profit academic research institutions, to practice under the patent rights for any non-profit purpose, including sponsored research and collaborations. We may grant sublicenses to third parties so long as we are actively pursuing the development or commercialization of products covered by the patent rights. We may also be required to sublicense our rights under the agreement at Stanford’s request under certain conditions, including if we are unwilling or unable to serve a potential market or territory and there is a third party willing to be a sublicensee in such market or territory.

We are obligated to pay to Stanford a yearly license maintenance fee during the term of the agreement, but we may offset the maintenance fee against earned royalty payments due on net sales occurring in that year. Stanford is entitled to receive a royalty as a percentage of net sales of licensed products, in the low single digits. We have agreed to pay Stanford a percentage of non-royalty revenue we receive from our sublicensees, with the amount owed decreasing annually for three years based on when we enter into the applicable sublicense agreement. We also issued to Stanford 56,809 shares of our common stock with a price of $0.15 per share, the fair market value at the time of issuance, a portion of which were issued directly to Drs. Graef and Alhamadsheh. In addition, we are obligated to pay Stanford up to approximately $1.0 million upon the achievement of specific intellectual property, clinical and regulatory milestone events. In the event of a change of control transaction, we are obligated to pay Stanford a change of control fee of $250,000 in connection with the assignment of the license agreement to our acquirer.

Under the license agreement with Stanford, we are obligated to use commercially reasonable efforts to develop, manufacture, and commercialize at least one licensed product; to develop markets for such licensed products; and to meet certain development milestones as agreed upon between us and Stanford.

Subject to the expiration of the license grant described above, the agreement does not have a specified term. We may terminate the agreement by providing prior written notice to Stanford, and Stanford has the right to terminate the agreement if we fail to achieve certain milestones or make payments under the agreement, or are not actively pursuing development of a licensed product, or if we otherwise materially breach the agreement and fail to cure such breach within a specified grace period.

Competition

The biopharmaceutical industry is highly competitive. There are many public and private biopharmaceutical companies, universities, governmental agencies and other research organizations actively engaged in the research and development of products that may be similar to our product candidates or address similar markets. In addition, the number of companies seeking to develop and commercialize products and therapies similar to our product candidates is likely to increase. In the area of ATTR, we expect to face competition from competitors targeting three distinct mechanisms of action: TTR stabilization, TTR knockdown, and TTR clearance.

Among TTR stabilizers, we expect to face competition from tafamidis (marketed as Vyndaqel by Pfizer Inc., or Pfizer, in the EU). Tafamidis is an oral TTR stabilizer that is approved in the EU for Stage 1 (early stage) ATTR-PN. In March 2018, tafamidis reportedly met its primary endpoint, a reduction in combined all-cause mortality and cumulative incidence of cardiovascular-related hospitalizations, in the Phase 3 Transthyretin Cardiomyopathy (ATTR-ACT) study. Corino Therapeutics Inc./SOM Innovation Biotech, S.L. is developing SOM0226 (tolcapone, CRX-1008), an oral, small molecule TTR stabilizer for ATTR. Tolcapone is a generic drug that is FDA-approved for the treatment of Parkinson’s disease. The drug has demonstrated significant liver toxicity and consequently, had been previously removed from the US market. The marketing authorization in the US was renewed in August 2009, but it remains off the market in a number of other countries, including Australia, Bulgaria, and Iceland. Corino Therapeutics/SOM Biotech completed a Phase 2a trial of tolcapone in ATTR-PN. Diflunisal, a generic, non-steroidal anti-inflammatory drug (NSAID) indicated for mild to moderate pain and arthritis, may also be considered a competitor, having been shown to significantly slow development of ATTR-PN in a randomized Phase 3 trial. Diflunisal’s label contains a boxed warning for cardiovascular, renal and gastrointestinal risks.

Potentially competitive TTR knockdown approaches are being pursued by multiple companies. Alnylam Pharmaceuticals Inc., or Alnylam, is developing patisiran, an intravenously administered RNAi therapeutic for the treatment of hereditary ATTR with polyneuropathy and initiated a rolling submission of an NDA with the FDA in November 2017. Alnylam is also developing ALN-TTRsc02, a subcutaneously administered RNAi therapeutic for ATTR. Alnylam has reportedly completed a Phase 1 clinical trial of ALN-TTRsc02 in healthy volunteers. Ionis Pharmaceuticals Inc./Akcea Therapeutics, Inc. is developing inotersen, an antisense oligonucleotide (ASO) drug, for hereditary ATTR with polyneuropathy and filed an NDA with the FDA in November 2017. Intellia’s program is currently in preclinical development. Arcturus Therapeutics Ltd. is developing LUNAR-TTR, a lipid-based RNA medicine currently in preclinical development.

Therapeutics targeting TTR clearance may also be competitive to AG10. GlaxoSmithKline plc is developing a combination of GSK2315698 and GSK2398852 to target serum amyloid P component, or SAP, that deposits with TTR amyloid. This combination has been evaluated in a Phase 1 clinical trial. Prothena Therapeutics plc is developing PRX004, a monoclonal antibody, for ATTR that is currently in a Phase 1 clinical trial. Neurimmune Holding AG is also developing a recombinant human antibody for ATTR that is in preclinical development.

Government regulation

The FDA and comparable regulatory authorities in state and local jurisdictions and in other countries impose substantial and burdensome requirements upon companies involved in the clinical development, manufacture, marketing and distribution of drugs, such as those we are developing. These agencies and other federal, state and local entities regulate, among other things, the research and development, testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion, distribution, post-approval monitoring and reporting, sampling and export and import of our product candidates.

U.S. government regulation of drug products

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve pending NDAs, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	Completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice, or GLP, regulations;

•	Submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical trials may begin;

•	Approval by an independent institutional review board, or IRB, at each clinical site before each trial may be initiated;

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Performance of adequate and well-controlled human clinical trials in accordance with good clinical practice, or GCP, requirements to establish the safety and efficacy of the proposed drug product for each indication;

•	Submission to the FDA of an NDA;

•	Satisfactory completion of an FDA advisory committee review, if applicable;

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Satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current good manufacturing practice, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	Satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data;

•	Payment of user fees and securing FDA approval of the NDA; and

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Compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy, or REMS, and the potential requirement to conduct post-approval studies.

Preclinical studies

Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess potential safety and efficacy. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data and any available clinical data or literature, among other things, to the FDA as part of an IND. Some preclinical testing may continue even after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to initiate.

Clinical trials

Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it initiates at that institution. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on their www.clinicaltrials.gov website.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

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Phase 1: The drug is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness.

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Phase 2: The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

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Phase 3: The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. Phase 1, Phase 2 and Phase 3 trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

Marketing approval

Assuming successful completion of the required clinical testing, the results of the preclinical and clinical studies, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. In most cases, the submission of an NDA is subject to a substantial application user fee. Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA, for a new molecular entity to review and act on the submission. This review typically takes twelve months from the date the NDA is submitted to FDA because the FDA has approximately two months to make a “filing” decision.

In addition, under the Pediatric Research Equity Act of 2003, or PREA, as amended and reauthorized, certain NDAs or supplements to an NDA must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. An Agreed Initial Pediatric Study Plan requesting a waiver from the requirement to conduct clinical studies has been submitted to the FDA.

The FDA also may require submission of a risk evaluation and mitigation strategy, or REMS, plan to ensure that the benefits of the drug outweigh its risks. The REMS plan could include medication guides, physician communication plans, assessment plans, and/or elements to assure safe use, such as restricted distribution methods, patient registries, or other risk minimization tools.

The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, which reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites to assure compliance with GCP requirements.

After evaluating the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a complete response letter. A complete response letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA and may require additional clinical or preclinical testing in order for FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Special FDA expedited review and approval programs

The FDA has various programs, including fast track designation, accelerated approval, priority review, and breakthrough therapy designation, which are intended to expedite or simplify the process for the development and FDA review of drugs that are intended for the treatment of serious or life-threatening diseases or conditions and demonstrate the potential to address unmet medical needs. The purpose of these programs is to provide important new drugs to patients earlier than under standard FDA review procedures.

To be eligible for a fast track designation, the FDA must determine, based on the request of a sponsor, that a product is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address an unmet medical need. The FDA will determine that a product will fill an unmet medical need if it will provide a therapy where none exists or provide a therapy that may be potentially superior to existing therapy based on efficacy or safety factors. The FDA may review sections of the NDA for a fast track product on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

The FDA may give a priority review designation to drugs that offer major advances in treatment, or provide a treatment where no adequate therapy exists. A priority review means that the goal for the FDA to review an application is six months, rather than the standard review of ten months under current PDUFA guidelines. Under the new PDUFA agreement, these six and ten month review periods are measured from the “filing” date rather than the receipt date for NDAs for new molecular entities, which typically adds approximately two months to the timeline for review and decision from the date of submission. Many products that are eligible for fast track designation are also likely to be considered appropriate to receive a priority review.

In addition, products tested for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may be eligible for accelerated approval and may be approved on the basis of adequate and well-controlled clinical trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, or IMM, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require a sponsor of a drug receiving accelerated approval to perform post-marketing studies to verify and describe the predicted effect on IMM or other clinical endpoint, and the drug may be subject to accelerated withdrawal procedures if, for example, the sponsor fails to confirm clinical benefit.

Moreover, under the provisions of the Food and Drug Administration Safety and Innovation Act, or FDASIA, passed in July 2012, a sponsor can request designation of a product candidate as a “breakthrough therapy.” A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Drugs designated as breakthrough therapies are also eligible for accelerated approval. The FDA must take certain actions, such as holding timely meetings and providing advice, intended to expedite the development and review of an application for approval of a breakthrough therapy.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. We may explore some of these opportunities for our product candidates as appropriate.

Accelerated approval pathway

The FDA may grant accelerated approval to a drug for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the drug has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a condition when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on IMM, and that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. Drugs granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.

For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a drug, such as an effect on IMM. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval where the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate clinical benefit of a drug.

The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a drug, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. Thus, accelerated approval has been used extensively in the development and approval of drugs for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large trials to demonstrate a clinical or survival benefit.

The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. As a result, a drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by the FDA.

Orphan drug designation and exclusivity

Under the Orphan Drug Act, the FDA may designate a drug product as an “orphan drug” if it is intended to treat a rare disease or condition (generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a drug product available in the United States for treatment of the disease or condition will be recovered from sales of the product). A company must request orphan product designation before submitting an NDA. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product with orphan status receives the first FDA approval for the disease or condition for which it has such designation or for a select indication or use within the rare disease or condition for which it was designated, the product generally will be receiving orphan product exclusivity. Orphan product exclusivity means that the FDA may not approve any other applications for the same product for the same indication for seven years, except in certain limited circumstances. If a drug or drug product designated as an orphan product ultimately receives marketing approval for an indication broader than what was designated in its orphan product application, it may not be entitled to exclusivity. Orphan exclusivity will not bar approval of another product under certain circumstances, including if a subsequent product with the same active ingredient for the same indication is shown to be clinically superior to the approved product on the basis of greater efficacy or safety, or providing a major contribution to patient care, or if the company with orphan drug exclusivity is not able to meet market demand. Further, the FDA may approve more than one product for the same orphan indication or disease as long as the products contain different active ingredients. Moreover, competitors may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity.

U.S. marketing exclusivity

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an Abbreviated New Drug Application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for a NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for the original non-modified version of the drug. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric exclusivity is another type of regulatory market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing regulatory exclusivity periods. This six-month exclusivity may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “Written Request” for such a trial.

Post-approval requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There are continuing, annual user fee requirements for any marketed products and the establishments where such products are manufactured, as well as new application fees for supplemental applications with clinical data.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-marketing testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP requirements and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval of a drug or medical device is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	Restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	Fines, warning letters or holds on post-approval clinical trials;

•	Refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product approvals;

•	Product seizure or detention, or refusal to permit the import or export of products; and

•	Injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs or devices may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Other healthcare laws

Healthcare providers, physicians, and third party payors play a primary role in the recommendation and prescription of drug products for which we obtain marketing approval. Arrangements with third party payors, healthcare providers and physicians, in connection with the clinical research, sales, marketing and promotion of products, once approved, and related activities, may expose a pharmaceutical manufacturer to broadly applicable fraud and abuse and other healthcare laws and regulations. In the United States, these laws include, without limitation, state and federal anti-kickback, false claims, physician transparency, and patient data privacy and security laws and regulations, including but not limited to those described below:

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the federal Anti-Kickback Statute, or AKS, which makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf) to knowingly and willfully solicit, receive, offer or pay any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, that is intended to induce or reward, referrals including the purchase recommendation, order or prescription of a particular drug for which payment may be made under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

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the federal civil and criminal false claims laws and civil monetary penalty laws, including the False Claims Act, which impose criminal and civil penalties, including through civil “qui tam” or “whistleblower” actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other federal health care programs that are false or fraudulent; knowingly making or causing a false statement material to a false or fraudulent claim or an obligation to pay money to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing such an obligation. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of these statutes or specific intent to violate them in order to have committed a violation;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information;

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the federal Physician Payments Sunshine Act, created under Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the ACA, and its implementing regulations, which require manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to the U.S. Department of Health and Human Services, or HHS, under the Open Payments Program, information related to payments or other transfers of value made to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

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analogous state and foreign laws and regulations, such as state and foreign anti-kickback, false claims, consumer protection and unfair competition laws which may apply to pharmaceutical business practices, including but not limited to, research, distribution, sales and marketing arrangements as well as submitting claims involving healthcare items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to file reports with states regarding pricing and marketing information, such as the tracking and reporting of gifts, compensations and other remuneration and items of value provided to healthcare professionals and entities; state and local laws requiring the registration of pharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of a pharmaceutical manufacturer’s business activities could be subject to challenge under one or more of such laws. Efforts to ensure that business arrangements comply with applicable healthcare laws involve substantial costs. It is possible that governmental and enforcement authorities will conclude that a pharmaceutical manufacturer’s business practices do not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against a pharmaceutical manufacturer, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on its business, including the imposition of civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, integrity and oversight agreements to resolve allegations of non-compliance, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of operations, any of which could adversely affect a pharmaceutical manufacturer’s ability to operate its business and the results of operations. In addition, commercialization of any drug product outside the United States will also likely be subject to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

Current and future healthcare reform legislation

In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system. In particular, in 2010 the ACA was enacted, which, among other things, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program, extended the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations, subjected manufacturers to new annual fees and taxes for certain branded prescription drugs, and provided incentives to programs that increase the federal government’s comparative effectiveness research.

There have been a number of significant changes to the ACA and its implementation. The Tax Cuts and Jobs Act of 2017, or Tax Act, includes a provision repealing effective January 1, 2019 the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. Further, on January 20, 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. On October 13, 2017, President Trump signed an Executive Order terminating the cost-sharing subsidies that reimburse insurers under the ACA. Several state Attorneys General filed suit to stop the administration from terminating the subsidies, but their request for a restraining order was denied by a federal judge in California on October 25, 2017. Moreover, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. The Bipartisan Budget Act of 2018, also amends the ACA, effective January 1, 2019, by increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and closing the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. Similarly, on April 9, 2018, the Centers for Medicare and Medicaid Services, or CMS, issued a final rule that will give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces by relaxing certain requirements for essential health benefits required under the ACA for plans sold through such marketplaces.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect in 2013, and, due to subsequent legislative amendments, will remain in effect through 2027 unless additional Congressional action is taken. The American Taxpayer Relief Act of 2012 further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Legislative and regulatory proposals, and enactment of laws, at the foreign, federal and state levels, directed at containing or lowering the cost of healthcare, will continue into the future.

Regulation outside the United States

To the extent that any of our product candidates, once approved, are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or other transfers of value to healthcare professionals.

European Union Drug Development

In the European Union, or EU, our product candidates also may be subject to extensive regulatory requirements. As in the United States, medicinal products can be marketed only if a marketing authorization from the competent regulatory agencies has been obtained.

Similar to the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the EU clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the EU, the EU Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the member state regimes. Under the current regime, before a clinical trial can be initiated it must be approved in each of the EU countries where the trial is to be conducted by two distinct bodies: the National Competent Authority, or NCA, and one or more Ethics Committees, or ECs. Under the current regime all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the NCA and ECs of the Member State where they occurred.

The EU clinical trials legislation currently is undergoing a transition process mainly aimed at harmonizing and streamlining clinical-trial authorization, simplifying adverse-event reporting procedures, improving the supervision of clinical trials and increasing their transparency. Recently enacted Clinical Trials Regulation EU No 536/2014 ensures that the rules for conducting clinical trials in the EU will be identical.

European Union Drug Review and Approval

To market our future products in the EEA (which is comprised of the 28 Member States of the EU plus Norway, Iceland and Liechtenstein) and many other foreign jurisdictions, we must obtain separate regulatory approvals. More concretely, in the EEA, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations:

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The Community MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use of the European Medicines Agency, or EMA, and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products and medicinal products indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU; and

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National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member State through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure.

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA assess the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

Data and marketing exclusivity

In the EEA, new products authorized for marketing, or reference products, qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic or biosimilar applicants from relying on the preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until 10 years have elapsed from the initial authorization of the reference product in the EU. The 10-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those 10 years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

Pediatric investigation plan

In the EEA, marketing authorization applications for new medicinal products not authorized have to include the results of studies conducted in the pediatric population, in compliance with a pediatric investigation plan, or PIP, agreed with the EMA’s Pediatric Committee, or PDCO. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which marketing authorization is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when this data is not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the marketing authorization is obtained in all Member States of the EU and trial results are included in the product information, even when negative, the product is eligible for six months’ supplementary protection certificate extension.

Orphan drug designation and exclusivity

In the EEA, a medicinal product can be designated as an orphan drug if its sponsor can establish that the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the EU when the application is made, or that the product is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the EU and that without incentives it is unlikely that the marketing of the drug in the EU would generate sufficient return to justify the necessary investment in development. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the EU or, if such method exists, the drug will be of significant benefit to those affected by that condition. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

In the EEA, an application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. Marketing authorization for an orphan drug leads to a ten-year period of market exclusivity. During this market exclusivity period, the EMA or the member state competent authorities, cannot accept another application for a marketing authorization, or grant a marketing authorization, for a similar medicinal product for the same indication. The period of market exclusivity is extended by two years for medicines that have also complied with an agreed PIP.

This period may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan drug designation, for example because the product is sufficiently profitable not to justify market exclusivity. Market exclusivity can be revoked only in very selected cases, such as consent from the marketing authorization holder, inability to supply sufficient quantities of the product, demonstration of “clinical superiority” by a similar medicinal product, or, after a review by the Committee for Orphan Medicinal Products, requested by a member state in the fifth year of the marketing exclusivity period (if the designation criteria are believed to no longer apply). Medicinal products designated as orphan drugs are eligible for incentives made available by the EU and its Member States to support research into, and the development and availability of, orphan drugs.

Rest of World Regulation

For other countries outside of the European Union and the United States, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. Additionally, the clinical trials must be conducted in accordance with GCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Coverage and reimbursement

Successful commercialization of new drug products depends in part on the extent to which reimbursement for those drug products will be available from government health administration authorities, private health insurers, and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drug products they will pay for and establish reimbursement levels. The availability and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford a drug product. Sales of drug products depend substantially, both domestically and abroad, on the extent to which the costs of drugs products are paid for by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors.

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular drug products. In many countries, the prices of drug products are subject to varying price control mechanisms as part of national health systems. In general, the prices of drug products under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for drug products, but monitor and control company profits. Accordingly, in markets outside the United States, the reimbursement for drug products may be reduced compared with the United States.

In the United States, the principal decisions about reimbursement for new drug products are typically made by CMS, an agency within the HHS. CMS decides whether and to what extent a new drug product will be covered and reimbursed under Medicare, and private payors tend to follow CMS to a substantial degree. However, no uniform policy of coverage and reimbursement for drug products exists among third-party payors and coverage and reimbursement levels for drug products can differ significantly from payor to payor.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs. Unlike Medicare Parts A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. While all Medicare drug plans must give at least a standard level of coverage set by Medicare, Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for drugs for which we obtain marketing approval. Any negotiated prices for any of our products covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

For a drug product to receive federal reimbursement under the Medicaid or Medicare Part B programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the average manufacturer price, or AMP, and Medicaid rebate amounts reported by the manufacturer. As of 2010, the ACA expanded the types of entities eligible to receive discounted 340B pricing, although under the current state of the law these newly eligible entities (with the exception of children’s hospitals) will not be eligible to receive discounted 340B pricing on orphan drugs. As 340B drug pricing is determined based on AMP and Medicaid rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discount to increase. The American Recovery and Reinvestment Act of 2009 provides funding for the federal government to compare the effectiveness of different treatments for the same illness. The plan for the research was published in 2012 by the Department of Health and Human Services, the Agency for Healthcare Research and Quality and the National Institutes for Health, and periodic reports on the status of the research and related expenditures are made to Congress. Although the results of the comparative effectiveness studies are not intended to mandate coverage policies for public or private payors, it is not clear what effect, if any, the research will have on the sales of our drug candidates, if any such drug or the condition that they are intended to treat are the subject of a trial. It is also possible that comparative effectiveness research demonstrating benefits in a competitor’s drug could adversely affect the sales of our drug candidate. If third-party payors do not consider our drugs to be cost-effective compared to other available therapies, they may not cover our drugs after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our drugs on a profitable basis.

These laws, and future state and federal healthcare reform measures may be adopted in the future, any of which may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

Outside of the United States, the pricing of pharmaceutical products and medical devices is subject to governmental control in many countries. For example, in the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost effectiveness of a particular therapy to currently available therapies or so-called health technology assessments, in order to obtain reimbursement or pricing approval. Other countries may allow companies to fix their own prices for products, but monitor and control product volumes and issue guidance to physicians to limit prescriptions. Efforts to control prices and utilization of pharmaceutical products and medical devices will likely continue as countries attempt to manage healthcare expenditures.

Employees

As of March 31, 2018, we had 14 full-time employees, including ten in research and development and four in general and administrative in the United States. We have never had a work stoppage, and none of our employees is represented by a labor organization or under any collective-bargaining arrangements. We consider our employee relations to be good.

Facilities

We lease our office space, which consists of approximately 4,659 square feet located in San Francisco, California. Our lease expires on October 31, 2022. We lease our laboratory space, which consists of two benches and two desks in a shared facility, in San Francisco, California. We believe our current office and laboratory space is sufficient to meet our needs until the expiration of our lease.

Legal proceedings

As of the date of this prospectus, we were not party to any legal matters or claims. In the future, we may become party to legal matters and claims arising in the ordinary course of business, the resolution of which we do not anticipate would have a material adverse impact on our financial position, results of operations or cash flows.

Management

Executive officers and directors

The following table sets forth certain information about our executive officers and directors, including their ages as of June 5, 2018.

Name	Age	Position(s)

Executive Officers:

Neil Kumar, Ph.D.	39	Chief Executive Officer and Director

Jonathan C. Fox, M.D., Ph.D.	61	President and Chief Medical Officer

Uma Sinha, Ph.D.	61	Chief Scientific Officer

Christine Siu	41	Chief Financial Officer

Other Directors:

Eric Aguiar, M.D.(1)(2)(3)	56	Director

Rajeev Shah(1)(2)(3)	41	Director

Hoyoung Huh, M.D., Ph.D.(1)	48	Director

Ali Satvat(2)	40	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

Neil Kumar, Ph.D. has served as our Chief Executive Officer and a member of our board of directors since March 2016. Dr. Kumar founded BridgeBio Pharma, LLC and has served as its chief executive officer since September 2014. Prior to that, he served as the interim vice president of business development at MyoKardia, Inc. from 2012 to 2014. Prior to that, Dr. Kumar served as a principal at Third Rock Ventures from 2011 to 2014. Before joining Third Rock, he served as an associate principal at McKinsey & Company from 2007 to 2011. He received his B.S. and M.S. degrees in chemical engineering from Stanford University and received his Ph.D. in chemical engineering from the Massachusetts Institute of Technology.

Jonathan C. Fox, M.D., Ph.D., FACC, has served as our President and Chief Medical Officer since October 2016. Dr. Fox has served as the TA lead of cardiovascular and renal diseases at BridgeBio Pharma, LLC since October 2016. Prior to that, from March 2013 to September 2016, Dr. Fox served as the chief medical officer of MyoKardia, Inc. and as a senior advisor from October 2016 to March 2017. He worked as a consultant at Nigel-Montgomery, LLC from August 2012 to March 2013 and held various senior positions successively at SmithKline Beecham, Merck Research Laboratories and AstraZeneca LP from 1998 to 2012. He was on the faculty of the University of Pennsylvania School of Medicine from 1993 to 2013. He currently holds an adjunct faculty position at the Stanford University Cardiovascular Institute. He received his A.B. in biology, his Ph.D. in medicine and pathology and his M.D. from the University of Chicago, and completed his training in Internal Medicine and Cardiology at Duke University. Dr. Fox is ABIM Certified in Cardiovascular Diseases, and is a Fellow of the American College of Cardiology.

Uma Sinha, Ph.D. has served as our Chief Scientific Officer since June 2016. Dr. Sinha has served as the chief scientific officer at BridgeBio Pharma, LLC since April 2016 and serves as the chief scientific officer of other BridgeBio subsidiaries. Prior to that, Dr. Sinha served as chief scientific officer of Global Blood Therapeutics, Inc. from 2014 to 2015 and as senior vice president of research from 2013 to 2014. She was vice president, head of biology at Portola Pharmaceuticals, Inc. from 2010 to 2012 and was the vice president of translational biology from 2004 to 2010 and had held senior research positions at Millennium Pharmaceuticals, Inc. and COR Therapeutics, Inc. Dr. Sinha received her Ph.D. in biochemistry from the University of Georgia and her B Sc. with honors in chemistry from Presidency College.

Christine Siu has served as our Chief Financial Officer since December 2017. From 2016 to 2017, she served as the chief operating officer of Eidos. She also serves as the chief operating officer of other BridgeBio subsidiaries. Prior to that, Ms. Siu served as the chief business officer of the Bluefield Project to Cure Frontotemporal Dementia from 2014 to 2017. Prior to that, she served as senior director of corporate development of Global Blood Therapeutics, Inc. from 2012 to 2014. She served as venture principal at Third Rock Ventures from 2011 to 2012. Previously, she held roles of increasing responsibility at private equity and venture capital firms, Warburg Pincus and Thomas, McNerney & Partners, where she invested in life sciences companies. She received her B.S. in cellular molecular biology and economics from the University of Michigan and her MBA from Harvard Business School.

Hoyoung Huh, M.D., Ph.D. has served as a member of our board of directors since March 2016. He is the founder of pH Pharma and Healthcare & Humanity Foundation. He currently also serves as the chairman of the board of directors of Geron Corporation since 2010, and CytomX Therapeutics since 2011, and a member of the board of directors of Rezolute since 2012. Previously, Dr. Huh was the chief executive officer and chairman of the board of directors of BiPar Sciences, the chairman of the board of directors of Epizyme, a member of the board of directors of Facet Biotech, Nektar Therapeutics, Addex Therapeutics and EOS, S.p.A (Milano, Italy). Earlier in his career, Dr. Huh was a partner at McKinsey & Company. Dr. Huh holds A.B. in Biochemistry from Dartmouth College, and his M.D./Ph.D. in Cell Biology and Genetics from Cornell University Medical College.

Eric Aguiar, M.D. has served as a member of our board of directors since March 2018. Dr. Aguiar has been a partner at Aisling Capital since January 2016 and prior to that was a partner at Thomas, McNerney and Partners, a healthcare venture capital and growth equity fund, since 2007. Prior to joining that firm, he was a Managing Director of HealthCare Ventures, a healthcare focused venture capital firm, from 2001 to 2007. Dr. Aguiar currently serves on the board of directors of Invitae Corporation (NYSE: NVTA) since September 2010 and Biohaven Corporation (NYSE: BHVN) since October 2016. Dr. Aguiar is a member of the Board of Overseers of the Tufts School of Medicine and a member of the Council on Foreign Relations. Dr. Aguiar received his medical degree with honors from Harvard Medical School. He graduated with honors from Cornell University as a College Scholar. He was also a Luce Fellow and is a Chartered Financial Analyst. We believe that Dr. Aguiar’s medical and finance background and experience as an investor in life science companies qualifies him to serve as a member of our board of directors.

Rajeev Shah has served as a member of our board of directors since March 2018. Mr. Shah has been a portfolio manager and managing director at RA Capital Management, LLC, an investment advisory firm that invests in healthcare and life science companies, since 2004. Mr. Shah is also a member of the board of directors of Ra Pharmaceuticals, Inc., Kala Pharmaceuticals, Inc., and Solid Biosciences Inc. Mr. Shah was previously a member of the board of directors of KalVista Pharmaceuticals from 2015 through April 2018. Mr. Shah received a B.A. in Chemistry from Cornell University. We believe Mr. Shah is qualified to serve on our board of directors because of his leadership and financial experience at RA Capital Management, his experience in the biopharmaceutical industry, and his experience with venture capital investments.

Ali Satvat has served as a member of our board of directors since June 2018. Mr. Satvat joined Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, “KKR”) in January 2012 and is a Member of KKR on the Health Care industry team within KKR’s Americas Private Equity platform. Mr. Satvat leads KKR’s Health Care Strategic Growth investing efforts and sits on the Health Care Strategic Growth Investment Committee and the Health Care Strategic Growth Portfolio Management Committee. Mr. Satvat has served as a member of the board of directors of Coherus BioSciences, Inc. (Nasdaq: CHRS) since May 2014, as well as multiple privately held organizations. Mr. Satvat served as a member of the board of directors of PRA Health Sciences, Inc. (Nasdaq: PRAH) from September 2013 through April 2018. Prior to joining KKR, Mr. Satvat was a Principal with Apax Partners, where he invested in health care from 2006 to 2012. Previously, Mr. Satvat held various positions with Johnson & Johnson Development Corporation, Audax Group and The Blackstone Group. Mr. Satvat holds an A.B. in History and Science from Harvard College and an M.B.A. in Health Care Management and Entrepreneurial Management from the Wharton School of the University of Pennsylvania. Mr. Satvat also serves on the board of directors of the Healthcare Private Equity Association. We believe that Mr. Satvat is qualified to serve on our board of directors based on his extensive investment experience in the health care industry.

Composition of our board of directors

Our board of directors consists of five members, each of whom are members pursuant to the board composition provisions of our certificate of incorporation and our voting agreement, which agreement is described under “Certain relationships and related party transactions” in this prospectus. These board composition provisions will terminate upon the completion of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors.

Effective upon the completion of this offering, we intend to form a nominating and corporate governance committee. Our nominating and corporate governance committee and our board of directors may consider a broad range of factors relating to the qualifications and background of director nominees, which may include diversity, which is not only limited to race, gender or national origin, although we currently have no formal policy regarding board diversity. Our nominating and corporate governance committee’s and our board of directors’ priority in selecting board members is to identify persons who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experiences and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering also provide that our directors may be removed by the affirmative vote of the holders of a majority of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled by vote of a majority of our directors then in office or by the holders of a majority of the outstanding shares of capital stock entitled to vote at an election of directors.

Director independence

Upon the completion of this offering, we expect that our common stock will be listed on the Nasdaq Global Select Market. Applicable rules of the Nasdaq Stock Market LLC, or Nasdaq, require a majority of a listed company’s board of directors to be comprised of independent directors within one year of listing. In addition, the Nasdaq rules require that, (1) on the date of the completion of the offering, at least one member of each of a listed company’s audit, compensation and nominating and corporate governance committees be independent, (2) within 90 days of the date of the completion of the offering, a majority of the members of such committees be independent and (3) within one year of the date of the completion of the offering, all the members of such committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. Under applicable Nasdaq rules, a director will only qualify as an “independent director” if, in the opinion of the listed company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has determined that Dr. Aguiar and Messrs. Shah and Satvat are independent directors for purposes of the rules of Nasdaq and the SEC. In making such determination, our board of directors considered the relationships that each director has with us, and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each director. Our board of directors also considered the association of our directors with the holders of more than 5% of our common stock, including our controlling stockholder, BridgeBio. Upon the completion of this offering, we expect that the composition and functioning of our board of directors and each of our committees will comply with all applicable requirements of Nasdaq and the rules and regulations of the SEC, subject to the transition rules described above for newly listed companies. There are no family relationships among any of our directors or executive officers.

We will have a single class of directors who are each elected for one-year terms and until their successors are duly elected and qualified.

Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering provide that the number of directors may be changed only by resolution of our board of directors.

Committees of our board of directors

Our board of directors plans on establishing an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will operate pursuant to a charter to be adopted by our board of directors and which will be effective upon completion of the offering. Following the completion of this offering, copies of each committee’s charter will be posted on the Corporate Governance section of our website, at www.eidostx.com. The inclusion of our website address in this prospectus does not incorporate by reference the information on or accessible through our website into this prospectus.

Audit committee.     Effective upon completion of this offering, Drs. Aguiar and Huh and Mr. Shah will serve on the audit committee, which will be chaired by Dr. Aguiar. Our board of directors has determined that Dr. Aguiar and Mr. Shah are “independent” for audit committee purposes as that term is defined in the rules of the SEC and the applicable Nasdaq rules, and has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Dr. Aguiar as an “audit committee financial expert,” as defined under the applicable rules of the SEC. We intend to rely on the phase-in provisions of Rule 10A-3 of the Exchange Act and the Nasdaq transition rules applicable to companies completing an initial public offering, and we plan to have an audit committee comprised solely of directors that are independent for purposes of serving on an audit committee within one year after our listing. The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

•

reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending based upon the audit committee’s review and discussions with management and our independent registered public accounting firm whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

•	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing quarterly earnings releases and scripts.

Compensation committee.     Effective upon completion of this offering, Dr. Aguiar and Messrs. Shah and Satvat will serve on the compensation committee, which will be chaired by Dr. Aguiar. Our board of directors has determined that each of Dr. Aguiar and Messrs. Shah and Satvat is “independent” under the applicable rules and regulations of Nasdaq, and is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. We intend to rely on the Nasdaq transition rules applicable to companies completing an initial public offering, and we plan to have a compensation committee comprised solely of directors that are independent for purposes of serving on a compensation committee within one year after our listing. The compensation committee’s responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer;

•	evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and determining the compensation of our Chief Executive Officer;

•	reviewing and approving the compensation of our other executive officers;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	overseeing and administering our compensation and similar plans;

•	evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

•	retaining and approving the compensation of any compensation advisors;

•	reviewing and approving our policies and procedures for the grant of equity-based awards;

•	reviewing and making recommendations to the board of directors with respect to director compensation;

•	reviewing and discussing with management the compensation disclosure to be included in our annual proxy statement or Annual Report on Form 10-K; and

•	reviewing and discussing with the board of directors the corporate succession plans for the Chief Executive Officer and other key officers.

Nominating and corporate governance committee.     Effective upon completion of this offering, Dr. Aguiar and Mr. Shah will serve on the nominating and corporate governance committee, which will be chaired by Mr. Shah. Our board of directors has determined that each of Dr. Aguiar and Mr. Shah is “independent” as defined in the applicable Nasdaq rules. We intend to rely on the Nasdaq transition rules applicable to companies completing an initial public offering, and we plan to have a nominating and corporate governance committee comprised solely of directors that are independent for purposes of serving on a nominating and corporate governance committee within one year after our listing. The nominating and corporate governance committee’s responsibilities include:

•	developing and recommending to the board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	reviewing the size and composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines;

•	developing a mechanism by which violations of the code of business conduct and ethics can be reported in a confidential manner; and

•	overseeing the evaluation of the board of directors and management.

Our board of directors may from time to time establish other committees.

Compensation committee interlocks and insider participation

None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of business conduct and ethics

We plan to adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting, which will be effective upon completion of this offering. Upon the completion of this offering, our code of business conduct and ethics will be available on our website at www.eidostx.com. We intend to disclose any substantive amendments to the code, or any waivers of its requirements, on our website or in a Current Report on Form 8-K.

Board leadership structure and board’s role in risk oversight

We do not currently have a chairman of the board, however, once we are a public company, we may establish a role of chairman of the board that is separate from the role of Chief Executive Officer. We believe that separating these positions would allow our Chief Executive Officer to focus on our day-to-day business, while allowing the chairman of the board to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the Chief Executive Officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our chairman, particularly as the board of directors’ oversight responsibilities continue to grow. While our amended and restated bylaws and corporate governance guidelines will not require that our chairman and Chief Executive Officer positions be separate, our board of directors believes that having separate positions may provide the appropriate leadership structure for us and would demonstrate our commitment to good corporate governance.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including risks relating to our financial condition, development and commercialization activities, operations, strategic direction and intellectual property as more fully discussed in the section titled “Risk Factors” appearing elsewhere in this prospectus. Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

The role of the board of directors in overseeing the management of our risks is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees above and in the charters of each of the committees. The full board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on us, and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairman of the relevant committee reports on the discussion to the full board of directors during the committee reports portion of the next board meeting. This enables the board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Limitation on liability and indemnification matters

Our amended and restated certificate of incorporation, which will become effective immediately prior to the consummation of this offering, will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Each of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the consummation of this offering, will provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also obligate us to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage.

Executive and director compensation

Executive Compensation

Overview

The following discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation policies and practices that we adopt in the future may differ materially from currently planned programs as summarized in this discussion.

The compensation provided to our named executive officers for the fiscal year ended December 31, 2017 is detailed in the Summary Compensation Table and accompanying footnotes and narrative that follow this section.

Our named executive officers for the fiscal year ended December 31, 2017, which consists of our Chief Executive Officer and our two most highly compensated executive officers other than our Chief Executive Officer, are:

•	Neil Kumar, our Chief Executive Officer;

•	Jonathan Fox, our President and Chief Medical Officer; and

•	Uma Sinha, our Chief Scientific Officer.

Summary compensation table

The following table presents information regarding the total compensation, for services rendered in all capacities, that was earned by, paid to or awarded to each of our named executive officers during the fiscal year ended December 31, 2017.

Name and principal position	Year	Salary ($)		Bonus(1) ($)	Stock awards(2) ($)	Option awards(2) ($)	Non-equity incentive plan compensation ($)	All other compensation ($)		Total ($)

Neil Kumar, M.D.	2017	140,353	(3)	—	—	—	—	—		140,353
Chief Executive Officer

Jonathan C. Fox, M.D., Ph.D.	2017	350,000		100,000	—	1,256,078	—	1,500	(4)	1,707,578
President and Chief Medical Officer

Uma Sinha, Ph.D	2017	337,500	(5)	100,000	131,670	—	—	4,179	(6)	573,349
Chief Scientific Officer

(1)	The amounts reported reflect the discretionary cash bonuses earned by the named executive officers, and determined by our board of directors, for the fiscal year ended December 31, 2017, based on the named executive officers’ performance during such fiscal year.

(2)	In accordance with SEC rules, these columns reflect the aggregate grant date fair values of the stock awards and option awards, as applicable, granted during the fiscal year ended December 31, 2017, computed in accordance with Financial Accounting Standard Board ASC Topic 718 for stock-based compensation transactions, or ASC 718. Such aggregate grant date fair values do not take into account any estimated forfeitures related to service-vesting conditions. Assumptions used in the calculation of these amounts are included in Note 12 to our audited financial statements included elsewhere in this prospectus. These amounts do not reflect the actual economic value that will be realized by the named executive officers upon the exercise of the options, the lapse of our repurchase right on any shares of restricted stock or the sale of shares of our common stock underlying such awards.

(3)	Dr. Kumar did not receive any cash compensation from us for his services as our Chief Executive Officer, as his services were provided to us through an agreement with BridgeBio Services Inc., or the BridgeBio Agreement. As described below under “Narrative to summary compensation table—Employment arrangements with our named executive officers—Arrangements in place during the fiscal year ended December 31, 2017 for named executive officers—Neil Kumar” and “Certain relationships and related party transactions,” we incurred management fees totaling $769,972 during the fiscal year ended December 31, 2017 for the services provided by BridgeBio Services Inc., which includes, among other things, the services of Dr. Kumar. Of the total fees we incurred with BridgeBio Services Inc. in the year ended December 31, 2017, $140,353 was related to the services provided by Dr. Kumar.

(4)	We provided Dr. Fox with reimbursements for his healthcare costs from January 1, 2017 through March 31, 2017.

(5)	From January 1, 2017 through March 31, 2017, Dr. Sinha worked for us part time, devoting 60% of her work time to us and her annual base salary rate was $300,000. Since April 1, 2017, Dr. Sinha has devoted 100% of her work time to us and her annual base salary rate was increased to $350,000.

(6)	We provided Dr. Sinha with reimbursements for her healthcare costs from January 1, 2017 through March 31, 2017, along with tax gross-ups for such reimbursements.

Narrative to summary compensation table

Base salaries

Dr. Kumar did not receive any cash compensation from us for his services as our Chief Executive Officer, as his services were provided to us through the BridgeBio Agreement, as described further below under “Narrative to summary compensation table—Employment arrangements with our named executive officers—Arrangements in place during the fiscal year ended December 31, 2017 for named executive officers—Neil Kumar” and “Certain relationships and related party transactions.” For the fiscal year ended December 31, 2017, the annual base salary for Dr. Fox was $350,000. From January 1, 2017 through March 31, 2017, Dr. Sinha worked for us part time, devoting 60% of her work time to us. Since April 1, 2017, Dr. Sinha has devoted 100% of her work time to us. From January 1, 2017 through March 31, 2017, Dr. Sinha’s annual base salary rate was $300,000, which was increased to $350,000 effective as of April 1, 2017.

Bonus Arrangements

Annual discretionary cash bonuses

During the fiscal year ended December 31, 2017, Drs. Fox and Sinha each earned a discretionary cash bonus equal to $100,000 based on his or her performance during the year, as determined by our board of directors in its sole discretion.

Bonus agreement with Dr. Kumar

On April 26, 2018, we entered into a bonus agreement with Dr. Kumar (the “Bonus Agreement”). In June 2018, however, Dr. Kumar and the Company agreed to terminate the Bonus Agreement. Under the Bonus Agreement, in the event that following our initial public offering (or the date on which our common stock otherwise becomes publicly-traded), either (i) our market capitalization is, following the expiration of any applicable lock-up period for such common stock, equal to or greater than certain valuation thresholds for any 30 consecutive trading days or (ii) a “Change in Control” (as defined in the Bonus Agreement) occurs and the “Transaction Proceeds” (as defined in the Bonus Agreement) from such Change in Control equal or exceed certain valuation thresholds (each such event, a “Trigger Event”), Dr. Kumar would have been entitled to a lump sum cash bonus equal to the following, subject to his continuous service relationship with the Company as its Chief Executive Officer through the date of such applicable Trigger Event: $11.25 million if the valuation threshold is at least $750 million; an additional bonus equal to $3.75 million if the valuation threshold is at least $1 billion; and an additional bonus equal to $3.75 million if the valuation threshold is at least $1.25 billion. The bonus would have been paid to Dr. Kumar in a single lump sum cash payment on, or as soon as reasonably practicable following, the date of the applicable Trigger Event, but in no event later than 30 days following the date of a Trigger Event.

The Bonus Agreement also provided that in the event that any payments by us to Dr. Kumar pursuant to the terms of the Bonus Agreement would be subject to the excise tax imposed under Section 4999 of the Code, Dr. Kumar would have been entitled to an additional payment such that the amount retained by Dr. Kumar equals the amount Dr. Kumar would have retained had the excise tax not been imposed.

The Bonus Agreement was effective as of April 26, 2018 and would have terminated upon the earliest of (a) a Change in Control resulting in Transaction Proceeds less than $750 million; (b) the date of payment to Dr. Kumar of a bonus pursuant to clause (ii) above; (c) 12 months following the date of payment to Dr. Kumar of an aggregate of $18.75 million, pursuant to clause (i) above; (d) the termination of Dr. Kumar’s service relationship with us as our Chief Executive Officer; and (e) April 26, 2028.

Equity compensation

During the fiscal year ended December 31, 2017, we granted an option to purchase shares of our common stock to Dr. Fox and shares of our common stock to Dr. Sinha, as shown in more detail in the “Outstanding equity awards at fiscal year end” table. Dr. Kumar has not received any grants of equity awards due to his association with BridgeBio Pharma LLC.

Employment arrangements with our named executive officers

We entered into offer letters with each of the named executive officers, except for Dr. Kumar, in connection with his or her employment with us, which set forth the terms and conditions of employment of each individual, including initial base salary, initial target annual bonus opportunity and eligibility to participate in our standard employee benefit plans. In addition, certain of these offer letters provided for certain payments and benefits in the event of qualifying terminations of employment in connection with a change in control of the Company.

Arrangements in place during the fiscal year ended December 31, 2017 for named executive officers

Neil Kumar

Dr. Kumar did not enter into an offer letter or employment agreement with the Company prior to the offering. Since 2016, we have received management services from BridgeBio Services, Inc., an affiliate of BridgeBio Pharma LLC, pursuant to the BridgeBio Agreement. Dr. Kumar provided services to the Company as our Chief Executive Officer through BridgeBio Services, Inc. pursuant to the BridgeBio Agreement. Of the $769,972 in total fees we incurred to BridgeBio Services, Inc. in the fiscal year ended December 31, 2017, $140,353 was related to the services provided by Dr. Kumar. There are no other agreements or arrangements between us and Dr. Kumar with respect to his services as our Chief Executive Officer.

See “Certain relationships and related party transactions” for additional information regarding our relationship with BridgeBio Pharma, LLC and the BridgeBio Agreement.

Jonathan Fox

On October 25, 2016, we entered into an offer letter with Dr. Fox, who currently serves as our Chief Medical Officer. The offer letter provided for Dr. Fox’s at-will employment and set forth his initial annual base salary, initial target annual bonus opportunity and an initial option grant for 300,512 shares of our common stock, or the Initial Option, as well as his eligibility to participate in our employee benefit plans generally. Dr. Fox’s Initial Option vests with respect to 25% of the shares subject thereto on the first anniversary of the vesting commencement date and 1/48th of the shares subject thereto each month thereafter, subject to Dr. Fox’s continued service to the Company on each applicable vesting date. In the event of a termination of his service relationship by the Company without “cause” (as defined in Dr. Fox’s offer letter) or Dr. Fox’s resignation from the Company for “good reason” (as defined in Dr. Fox’s offer letter), in either case subject to Dr. Fox’s execution of an effective release of claims in favor of the Company, Dr. Fox will be entitled to the following severance benefits: (i) a lump sum payment equal to nine months of his then-base salary; (ii) a pro-rated bonus based on Company and individual performance for the year of termination; (iii) up to nine months of COBRA reimbursements for Dr. Fox and his dependents; and (iv) accelerated vesting of the number of shares subject to the Initial Option equal to the lesser of (A) the remaining unvested shares underlying the Initial Option on the date of such termination or (B) 1/48th of the shares underlying the Initial Option multiplied by the number of completed months of service provided by Dr. Fox to the Company following the grant date and prior to such termination date. Notwithstanding the foregoing, in the event of a termination of Dr. Fox’s service relationship by the Company without cause or Dr. Fox’s resignation from the Company for good reason, in either case during the period commencing one month prior to a “change of control” (as defined in Dr. Fox’s offer letter) and ending 12 months following the change in control, subject to Dr. Fox’s execution of an effective release of claims in favor the Company, the lesser of (1) 150,256 of the unvested shares underlying the Initial Option or (2) the remaining unvested shares underlying the Initial Option, will vest and become exercisable as of the date of such termination. Dr. Fox is subject to our standard proprietary information and inventions agreement.

Uma Sinha

On June 1, 2016, we entered into an offer letter with Dr. Sinha, who currently serves as our Chief Scientific Officer. The offer letter provided for Dr. Sinha’s at-will employment and set forth her initial annual base salary and an initial stock grant, or the Initial Shares, as well as her eligibility to participate in our employee benefit plans generally. Dr. Sinha’s Initial Shares covered 114,194 shares of our common stock and were fully vested on the date of grant; however, the Company has a right of repurchase, at fair market value, any vested shares upon her termination of service relationship with the Company, which repurchase right lapses with respect to 25% of the shares on the first anniversary of the vesting commencement date and 1/48th of the shares each month thereafter, subject to Dr. Sinha’s continued service to the Company on each applicable vesting date. Dr. Sinha is subject to our standard proprietary information and inventions agreement.

In May 2018, we entered into an amendment to Dr. Sinha’s offer letter to provide her with certain severance benefits. This amendment provides that, in the event of a termination of her service relationship by the Company without “cause” (as defined in Dr. Sinha’s offer letter) or Dr. Sinha’s resignation from the Company for “good reason” (as defined in Dr. Sinha’s offer letter), within one (1) month before or twelve (12) months after a Change in Control (as defined in the 2016 Plan) in either case subject to Dr. Sinha’s execution of an effective release of claims in favor of the Company, Dr. Sinha will be entitled to the following severance benefits: (i) a lump sum payment equal to nine months of her then-base salary; (ii) an amount equal to her target bonus for the year in which her employment was terminated (pro-rated in the case of any partial year during which she was employed by the Company) and (iii) up to nine months of COBRA reimbursements for Dr. Sinha and her dependents. In the event of a termination of her service relationship by the Company without cause or Dr. Sinha’s resignation from the Company for good reason, other than in connection with a Change in Control in either case subject to Dr. Sinha’s execution of an effective release of claims in favor of the Company, Dr. Sinha will be entitled to the following severance benefits: (i) a lump sum payment equal to six months of her then-base salary; (ii) an amount equal to her target bonus for the year in which her employment was terminated (pro-rated in the case of any partial year during which she was employed by the Company) and (iii) up to six months of COBRA reimbursements for Dr. Sinha and her dependents.

Outstanding equity awards at fiscal year end

The following table presents the outstanding equity awards held by each of our named executive officers as of December 31, 2017:

	Stock Awards(1)
Name	Number of shares or units of stock that have not vested (#)		Market value of shares or units of stock that have not vested ($)(2)
Neil Kumar, Ph.D.	—		—
Jonathan C. Fox, M.D., Ph.D.	219,125	(3)	1,264,184
	221,264	(4)	1,276,528
Uma Sinha, Ph.D.	—		—

(1)	Each equity award was granted pursuant to our 2016 Plan.

(2)	There was no public market for our common stock as of December 31, 2017. This column represents the value of the shares of restricted stock as of December 31, 2017, based on the fair value of our common stock as of December 31, 2017, which was $5.7692 per share.

(3)

Dr. Fox was granted an option to purchase 300,512 shares of our common stock on November 2, 2016. The option was immediately exercisable on the date of grant. Dr. Fox has early exercised the entire option and the shares of restricted stock acquired by Dr. Fox from the early exercise of the option are subject to the Company’s right of repurchase upon his termination of service relationship with the Company, which lapses with respect to 25% of the shares on November 1, 2017 and 1/48th of the shares on each month thereafter, subject to Dr. Fox’s continuous service with the Company through each applicable date. The shares of restricted stock are subject to certain acceleration of vesting provisions, as set forth in Dr. Fox’s offer letter, as described in “Narrative to summary compensation table—Employment arrangements with our named executive officers—Arrangements in place during the fiscal year ended December 31, 2017 for named executive officers—Jonathan Fox.”

(4)

Dr. Fox was granted an option to purchase 236,015 shares of our common stock on December 22, 2017. The option was immediately exercisable on the date of grant. Dr. Fox has early exercised the entire option and the shares of restricted stock acquired by Dr. Fox from the early exercise of the option are subject to the Company’s right of repurchase upon his termination of service relationship with the Company, which lapses with respect to 1/48th of the shares on the 7th of each month following September 7, 2017, subject to Dr. Fox’s continuous service with the Company through each applicable date.

Employee benefits and stock plans

2016 Equity incentive plan

The 2016 Plan was approved by our board of directors and our stockholders on March 31, 2016, amended in September 2017, December 2017, and amended and restated in May 2018. The 2016 Plan allowed for the grant of incentive stock options to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock units and other stock awards to our employees, directors, and consultants, including employees and consultants of our affiliates, subject in each case to compliance with applicable tax laws.

Our 2018 Plan became effective the day before the date that the registration statement of which this prospectus is part was declared effective by the SEC. As a result, we do not expect to grant any additional awards under the 2016 Plan following that date. Any awards granted under the 2016 Plan will remain subject to the terms of our 2016 Plan and applicable award agreements. As of December 31, 2017, options to purchase 846,166 shares of common stock and restricted stock grants for 203,880 shares of common stock were outstanding under the 2016 Plan.

Authorized shares.    The maximum number of shares of our common stock that may have been issued under our 2016 Plan was 2,583,696. The maximum number of shares of stock that may have been issued pursuant to the exercise of incentive stock options was three times such maximum number of shares. Shares subject to stock awards granted under our 2016 Plan that expire, are forfeited, are repurchased or otherwise terminate without all the shares covered by such stock awards having been issued, or are settled in cash, do not reduce the number of shares available for issuance under our 2018 Plan. Additionally, shares used to pay the exercise price or purchase price of a stock award or shares reacquired by us to satisfy the tax withholding obligations related to a stock award will return to the share reserve under our 2018 Plan. The shares issuable pursuant to stock awards granted under the 2016 Plan were authorized but unissued or reacquired shares, including shares repurchased by us on the open market or otherwise.

Plan administration.    Our board of directors or a duly authorized committee of our board of directors administers our 2016 Plan and the stock awards granted under it, and has the power to interpret and administer our 2016 Plan and any agreement thereunder and to determine the terms of awards, including the recipients, the number of shares subject to each award, the exercise, purchase or strike price, if any, the vesting schedule applicable to the awards together with any vesting acceleration and the terms of the award agreement for use under our 2016 Plan. Under the 2016 Plan, the board of directors also generally has the authority to effect, with the consent of any adversely affected participant, the reduction of the exercise price of any outstanding option or stock appreciation right, the cancellation of any outstanding option or stock appreciation right and the grant in substitution therefore of other awards, cash, or other consideration, or any other action that is treated as a repricing under generally accepted accounting principles.

Pursuant to the 2016 Plan and subject to applicable law, the plan administrator may have, in its discretion, delegated to one of more of our officers, the power to designate non-officer employees as recipients of options and/or stock appreciation rights and to determine the number of shares subject to such stock awards to be granted to such employees; provided, however, the plan administrator must have specified the total number of shares that may be subject to the stock awards granted by such officer and such officer may not have granted options to himself or herself. The board of directors could not delegate the authority to determine the fair market value of our common stock.

Corporate transactions.    Our 2016 Plan provides that in the event of and subject to the consummation of certain specified significant corporate transactions, generally including: (i) a sale of all or substantially all of our assets, (ii) the sale or disposition of at least 90% of our outstanding securities, (iii) the consummation of a merger or consolidation where we do not survive the transaction, and (iv) the consummation of a merger or consolidation where we do survive the transaction but the shares of common stock outstanding before such transaction are converted or exchanged into other property by virtue of the transaction, unless otherwise provided in an award agreement all awards with time-based vesting, conditions or restrictions that are not vested and/or exercisable immediately prior to the effective time of such transaction shall automatically accelerate as of the effective time of the transaction, and all awards with performance-based conditions and restrictions may accelerate in connection with such transaction in the discretion of our board of directors or as specified in an award agreement. In the event of such transaction, the Company in its sole discretion may take one or more of the following actions with respect to such awards: (i) make a payment to the holder of options or stock appreciation rights, in exchange for the cancellation thereof, equal to the difference between the value, as determined by the board of directors, of the consideration payable per share of our common stock pursuant to such transaction, or the “sale price,” multiplied by the number of shares of common stock subject to such award, and the aggregate exercise price of such award; (ii) provide each grantee with an opportunity to exercise such option or stock appreciation right within a specified period of time prior to the consummation of the transaction; (iii) make a payment to holders of other awards equal to the sale price multiplied by the number of shares of common stock subject to such award; or (iv) arrange for the assumption, continuation, or substitution of such awards by the successor entity or parent thereof (taking into account the acceleration of such awards pursuant to the 2016 Plan). The plan administrator is not obligated to treat all stock awards, even those that are of the same type, or all participants, in the same manner. In the event of a change in control, awards granted under the 2016 Plan will not receive automatic acceleration of vesting and exercisability, although the board of directors may provide for this treatment in an award agreement. Under the 2016 Plan, a change in control is defined to include (1) the acquisition by any person of more than 50% of the combined voting power of our then outstanding stock, (2) a merger, consolidation, or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity), or (3) a sale, lease, exclusive license, or other disposition of all or substantially all of the assets to an entity that did not previously hold more than 50% of the voting power of our stock.

Transferability.    Under our 2016 Plan, the board of directors may have provided for limitations on the transferability of awards, in its sole discretion. Option awards are generally not transferable other than by will or the laws of descent and distribution, except as otherwise provided under our 2016 Plan.

Plan amendment or termination.    Our board of directors has the authority to amend, suspend, or terminate our 2016 Plan, although certain material amendments require the approval of our stockholders, and amendments that would impair the rights of any participant require the consent of that participant.

Our board of directors has determined not to make any further awards under the 2016 Plan following the completion of this offering.

2018 stock option and incentive plan

Our 2018 Plan, has been adopted by our board of directors and is approved by our stockholders and became effective the day before the date that the registration statement of which this prospectus is part was declared effective by the SEC. The 2018 Plan will replace the 2016 Plan, as our board of directors is expected to determine not to make additional awards under the 2016 Plan following the completion of our initial public offering. However, the 2016 Plan will continue to govern outstanding equity awards granted thereunder. The 2018 Plan will allow the compensation committee to make equity-based incentive awards to our officers, employees, directors and other key persons, including consultants.

Authorized shares.    We have initially reserved 598,000 shares of our common stock for the issuance of awards under the 2018 Plan. This number will be subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. The shares we issue under the 2018 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated, other than by exercise, under the 2018 Plan and the 2016 Plan will be added back to the shares of common stock available for issuance under the 2018 Plan. The maximum number of shares that may be issued as incentive stock options may not exceed 598,000. This number will be subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. The value of all awards issued under the 2018 Plan and all other cash compensation paid by us to any non-employee director in any calendar year cannot exceed $1,250,000.

Administration.    The 2018 Plan will be administered by our compensation committee. Our compensation committee will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2018 Plan.

Eligibility.    Persons eligible to participate in the 2018 Plan will be those full or part-time employees, non-employee directors and consultants, as selected from time to time by our compensation committee in its discretion.

Options.    The 2018 Plan will permit the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Stock appreciation rights.    Our compensation committee will be able to award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.

Restricted stock and restricted stock units.    Our compensation committee will be able to award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment or service relationship with us through a specified vesting period.

Unrestricted stock awards.    Our compensation committee will also be able to grant shares of common stock that are free from any restrictions under the 2018 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Dividend equivalent rights.    Our compensation committee will be able to grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock.

Cash-based awards.    Our compensation committee will be able to grant cash bonuses under the 2018 Plan to participants, subject to the achievement of certain performance goals.

Sale event.    The 2018 Plan will provide that in the event of and subject to the consummation of a “sale event,” as defined in the 2018 Plan, except as may be otherwise provided in the relevant award agreement, all options and stock appreciation rights with time-based vesting, conditions or restrictions that are not exercisable immediately prior to the sale event will become fully exercisable as of the sale event, all other awards with time-based vesting, conditions or restrictions will become fully vested and nonforfeitable as of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with the sale event in the plan administrator’s discretion or to the extent specified in the relevant award agreement. In the event of such sale event, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) prior to the sale event. In addition, in connection with the termination of the 2018 Plan upon a sale event, we may make or provide for a cash payment to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights. We may also make or provide for a payment, in cash or in kind, to grantees holding other awards in an amount equal to the per share cash consideration payable to stockholders in the sale event multiplied by the number of vested shares subject to such awards. Finally, an acquirer or successor entity may assume, continue or substitute for the outstanding awards under the 2018 Plan (taking into account the acceleration of such awards under the 2018 Plan).

Amendment.    Our board of directors will be able to amend or discontinue the 2018 Plan and our compensation committee will be able to amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. The compensation committee is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options or stock appreciation rights or effect the repricing of such awards through cancellation and re-grants. Certain amendments to the 2018 Plan will require the approval of our stockholders.

No awards may be granted under the 2018 Plan after the date that is 10 years from the date of stockholder approval of the 2018 Plan. No awards under the 2018 Plan have been made prior to the date hereof, however, in May 2018, we granted an option to purchase 83,720 shares of our common stock to Dr. Huh pursuant to our 2018 Plan, which grant will become effective upon completion of this offering. For more information, see “Certain relationships and related party transactions—Executive officer and director compensation—Option award to Dr. Huh.”

2018 employee stock purchase plan

Our 2018 Employee Stock Purchase Plan, or the 2018 ESPP, has been adopted by our board of directors and approved by our stockholders and became effective the day before the date that the registration statement of which this prospectus is part was declared effective by the SEC. The 2018 ESPP initially reserves and authorizes the issuance of up to a total of 143,520 shares of common stock to participating employees. This number will be subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

All employees whose customary employment is for more than 20 hours per week will be eligible to participate in the 2018 ESPP. Any employee who owns 5% or more of the total combined voting power or value of all classes of stock will not be eligible to purchase shares under the 2018 ESPP.

We will make one or more offerings, consisting of one or more purchase periods, each year to our employees to purchase shares under the 2018 ESPP. The first offering will begin on the effective date of the registration statement of which this prospectus is part and, unless otherwise determined by the administrator of the ESPP, will end on the following November 30th. Each eligible employee as of the effective date of the registration statement for the offering will be deemed to be a participant in the 2018 ESPP at that time and must authorize payroll deductions or other contributions by submitting an enrollment form by the deadline specified by the plan administrator. Subsequent offerings will usually begin every six months and will continue for six-month periods, referred to as offering periods. Each eligible employee may elect to participate in any subsequent offering by submitting an enrollment form at least 15 days before the relevant offering date.

Each employee who is a participant in the 2018 ESPP may purchase shares by authorizing contributions of up to 20% of his or her compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated contributions will be used to purchase shares on the last business day of the purchase period at a price equal to 85% of the fair market value of the shares on the first business day of the offering period or the last business day of the purchase period, whichever is lower, provided that no more than 2,392 shares of common stock (or a lesser number as established by the plan administrator in advance of the purchase period) may be purchased by any one employee during each purchase period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of common stock, valued at the start of the offering period, under the 2018 ESPP for each calendar year in which a purchase right is outstanding.

The accumulated contributions of any employee who is not a participant on the last day of a purchase period will be refunded. An employee’s rights under the 2018 ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

The 2018 ESPP may be terminated or amended by our board of directors at any time, but shall automatically terminate on the 10 year anniversary of this offering. An amendment that increases the number of shares of common stock that are authorized under the 2018 ESPP and certain other amendments will require the approval of our stockholders. The plan administrator may adopt subplans under the 2018 ESPP for employees of our non-U.S. subsidiaries who may participate in the 2018 ESPP and may permit such employees to participate in the 2018 ESPP on different terms, to the extent permitted by applicable law.

Senior executive cash incentive bonus plan

In May 2018, our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan, which will govern the cash incentive bonuses for certain of our eligible executives, including our named executive officers. The Bonus Plan provides for bonus payments based upon the attainment of performance targets, or the Performance Goals, established by the compensation committee and related to operational and financial measures or objectives with respect to the company, as well as individual performance objectives.

The Performance Goals from which the compensation committee may select include the following: achievement of specified research and development, publication, clinical and/or regulatory milestones, total shareholder return, earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of our common stock, economic value-added, funds from operations or similar measure, sales or revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share of our common stock; bookings, new bookings or renewals; sales or market shares; number of customers, number of new customers or customer references; operating income and/or net annual recurring revenue, any of which may be (A) measured in absolute terms or compared to any incremental increase, (B) measured in terms of growth, (C) compared to another company or companies or to results of a peer group, (D) measured against the market as a whole and/or as compared to applicable market indices and/or (E) measured on a pre-tax or post-tax basis (if applicable).

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The Performance Goals will be measured at the end of each performance period or such other appropriate time as the compensation committee determines; provided, that if the Performance Goal is dependent on financial metrics as reported in our financial reports for any particular period, such Performance Goals shall be measured after our financial reports have been published. No bonuses shall be paid under the Bonus Plan unless and until the compensation committee makes a determination with respect to the attainment of the performance targets relating to the Performance Goals for the applicable performance period. If the Performance Goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period but not later than 74 days after the end of the fiscal year in which such performance period ends. Subject to the rights contained in any agreement between the executive officer and us, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion and to adjust bonuses (by increasing or decreasing the amount payable) based on an executive officer’s attainment of individual performance objectives.

401(k) plan and other benefits

BridgeBio Pharma, LLC maintains a tax-qualified retirement plan that provides our eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Plan participants are able to defer eligible compensation subject to applicable annual Code limits. BridgeBio Pharma, LLC has the ability to make discretionary contributions to the 401(k) plan but has not done so to date. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the participants until distributed from the 401(k) plan.

Director compensation

We did not pay any compensation or make any equity awards or non-equity awards to any of our non-employee directors during the fiscal year ended December 31, 2017. Directors may be reimbursed for travel, food, lodging and other expenses directly related to their activities as directors. Directors who also serve as employees receive no additional compensation for their service as directors. During the fiscal year ended December 31, 2017, Dr. Kumar received no additional compensation for his service as a director. See the section titled “Executive and director compensation” for more information about Dr. Kumar’s compensation for the fiscal year ended December 31, 2017. See the section titled “Certain relationships and related party transactions” for more information about Drs. Huh’s and Graef’s compensation for the fiscal year ended December 31, 2017.

Prior to this offering, we did not have a formal policy or plan to compensate our non-employee directors. Immediately prior to the completion of this offering, we intend to implement a formal policy, effective upon effectiveness of the registration statement of which this prospectus forms a part, pursuant to which our non-employee directors will be eligible to receive the following cash retainers and equity awards:

Annual Retainer for Board Membership
Annual service on the board of directors	$35,000
Additional Annual Retainer for Non-Executive Chairman of the Board of Directors	$25,000
Additional Annual Retainer for Committee Membership
Annual service as member of the audit committee (other than chair)	$15,000
Annual service as chair of the audit committee	$7,500
Annual service as member of the compensation committee (other than chair)	$15,000
Annual service as chair of the compensation committee	$7,500
Annual service as member of the nominating and corporate governance committee (other than chair)	$15,000
Annual service as chair of the nominating and corporate governance committee	$7,500

Our policy provides that, upon initial election to our board of directors, each non-employee director will be granted an option to purchase 43,056 shares of the Company’s common stock with an exercise price per share equal to the closing price of a share of the Company’s common stock on the date of grant and a term of ten years (the “Initial Grant”). In addition, on the date of each of our annual meetings of stockholders following the completion of this offering, each non-employee director who will continue as a member of our board of directors following such annual meeting will be granted an annual award of an option to purchase 21,528 shares of the Company’s common stock with an exercise price equal to the closing price of a share of the Company’s common stock on the date of grant and a term of ten years (the “Annual Grant”). The Initial Grant will vest in equal annual installments over three years, subject to continued service as a director through the applicable vesting dates. The Annual Grant will vest in full on the earlier of (i) the anniversary of the grant date or (ii) our next annual meeting of stockholders, subject to continued service as a director through the applicable vesting date. Such awards are subject to full accelerated vesting upon a “sale event,” as defined in the 2018 Plan. The policy also provides that, pursuant to the 2018 Plan, the aggregate amount of compensation, including both equity compensation and cash compensation, paid to any non-employee director in a calendar year will not exceed $1,250,000 (or such other limit as may be set forth in the 2018 Plan or any similar provision of a successor plan).

Employee directors will receive no additional compensation for their service as a director.

We will reimburse all reasonable out-of-pocket expenses incurred by our non-employee directors for their attendance at meetings of our board of directors or any committee thereof.

The following table provides certain information concerning compensation earned by our non-employee directors during the year ended December 31, 2017.

Name(1)	Fees earned or paid in cash ($)		Stock awards ($)(2)		Option awards ($)(2)	All other compensation ($)		Total ($)
Isabella Graef, M.D.	—		—	(3)	—	$150,000	(3)(4)	$150,000
Hoyoung Huh, M.D., Ph.D.	—	(5)	—		—	—		—

(1)	Drs. Graef and Huh did not have any equity awards outstanding as of December 31, 2017.

(2)	In accordance with SEC rules, these columns reflect the aggregate grant date fair values of the stock awards and option awards, as applicable, granted during fiscal year ended December 31, 2017 computed in accordance with ASC 718. Such aggregate grant date fair values do not take into account any estimated forfeitures related to service-vesting conditions. Assumptions used in the calculation of these amounts are included in Note 12 to our audited financial statements included elsewhere in this prospectus. These amounts do not reflect the actual economic value that will be realized by the directors upon the exercise of the options, the lapse of our repurchase right on any shares of restricted stock or the sale of shares of our common stock underlying such awards.

(3)	Dr. Graef received a grant of 195,273 shares of common stock on December 22, 2017, as well as certain tax-gross up payments for such shares, in connection with her role as the Company’s founder and not for her service as a member of our board of directors, as discussed further in “Certain relationships and related party transactions.” Dr. Graef was a member of our board of directors from August 2013 to March 2018.

(4)	Pursuant to a consulting agreement by and between Dr. Graef and the Company, dated April 1, 2016, which has a term of four years, the Company will pay Dr. Graef an annual consulting fee up to $150,000 in exchange for consulting services provided by Dr. Graef in the field relating to novel stabilizers, mutant characterization, assay development, drug discovery and the use of relevant in vitro and in vivo models.

(5)	Dr. Huh did not receive any cash compensation from the Company for his services as a member of our board of directors.

Certain relationships and related party transactions

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, with our directors and executive officers, including those discussed in the sections titled “Management” and “Executive and director compensation,” and the registration rights described in the section titled “Description of capital stock—Registration rights,” the following is a description of each transaction since January 1, 2015 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Private placements of securities

Series Seed financing

From April 2016 through September 2017, we sold an aggregate of 12,856,325 shares of our Series Seed redeemable convertible preferred stock at a purchase price of $1.3248 per share for an aggregate purchase price of approximately $17.0 million.

All purchasers of our Series Seed redeemable convertible preferred stock are entitled to specified registration rights. See the section titled “Description of capital stock—Registration rights” for more information regarding these registration rights.

The following table summarizes the Series Seed redeemable convertible preferred stock purchased by members of our board of directors or their affiliates and holders of more than 5% of our outstanding capital stock.

Name of stockholder	Shares of Series Seed redeemable convertible preferred stock	Total purchase price
BridgeBio Pharma LLC(1)	12,832,123	$16,999,996.55

(1)	Ali Satvat, a member of our board of directors, is a member of the board of managers of BridgeBio Pharma LLC and Neil Kumar, a member of our board of directors and our Chief Executive Officer, is the chief executive officer and a managing member of BridgeBio Pharma LLC and, therefore, each may be deemed to hold voting and dispositive power over the shares held by BridgeBio Pharma LLC.

Series B financing

In March 2018 and May 2018, we sold an aggregate of 5,906,877 shares of our Series B redeemable convertible preferred stock at a purchase price of $10.8348 per share for an aggregate purchase price of approximately $64.0 million.

All purchasers of our Series B redeemable convertible preferred stock are entitled to specified registration rights. See the section titled “Description of capital stock—Registration rights” for more information regarding these registration rights.

The following table summarizes the Series B redeemable convertible preferred stock purchased by members of our board of directors or their affiliates and holders of more than 5% of our outstanding capital stock.

Name of stockholder	Shares of Series B redeemable convertible preferred stock	Total purchase price
Aisling Capital IV, LP (1)	553,770	$5,999,987.21
BridgeBio Pharma LLC(2)	1,384,426	$14,999,978.83
Entities affiliated with RA Capital Healthcare Fund, L.P.(3)	922,950	$9,999,979.68

(1)	Eric Aguiar, a member of our board of directors, is a partner at Aisling Capital IV, LP. Dr. Aguiar does not hold voting or dispositive power over the shares held by Aisling Capital IV, LP.

(2)	Ali Satvat, a member of our board of directors, is a member of the board of managers of BridgeBio Pharma LLC and Neil Kumar, a member of our board of directors and our Chief Executive Officer, is the chief executive officer and a managing member of BridgeBio Pharma LLC and, therefore, each may be deemed to hold voting and dispositive power over the shares held by BridgeBio Pharma LLC.

(3)	Rajeev Shah, a member of our board of directors, is a portfolio manager and managing director of RA Capital Healthcare Fund, L.P.

Convertible note and warrant financing

In February 2018, we entered into a Note and Warrant Purchase Agreement with BridgeBio, pursuant to which we issued a convertible note in the principal amount of $10.0 million and a warrant to purchase a number of shares of preferred stock equal to $4.0 million at the price paid by investors in such next equity financing. In March 2018, BridgeBio transferred 10% of its interests in the convertible note and the warrant to another stockholder that currently holds less than 1% of our outstanding voting stock. Upon the initial closing of the Series B redeemable convertible preferred stock financing described above, the note then held by BridgeBio was converted into 1,192,341 shares of Series B redeemable convertible preferred stock at a price per share of $7.5844 representing a 30% discount to the price paid by other investors in the financing. The warrant held by BridgeBio has a term of three years and is exercisable for 332,262 shares of Series B redeemable convertible preferred stock at an exercise price of $10.8348 per share. If the warrant remains outstanding upon the consummation of this offering, the warrant will automatically be deemed net-exercised in full immediately prior to the completion of this offering based on the initial public offering price.

Agreements with stockholders

Investors’ rights agreement

On March 29, 2018, we entered into an Amended and Restated Investors’ Rights Agreement, which we refer to as our investors’ rights agreement, with certain holders of our outstanding redeemable convertible preferred stock, including entities with which certain of our directors are affiliated. After the completion of this offering, the holders of 24,216,811 shares of our common stock issuable in connection with the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into common stock, are entitled to rights with respect to the registration of their shares following this offering under the Securities Act. See the section titled “Description of capital stock—Registration rights” for more information regarding these registration rights.

Right of first refusal and co-sale agreement

We are a party to a right of first refusal and co-sale agreement, which imposes restrictions on the transfer of our capital stock. Upon the completion of this offering, the right of first refusal and co-sale agreement will terminate and the restrictions on the transfer of our capital stock set forth in this agreement will no longer apply.

Voting agreement

We are party to a voting agreement under which certain holders of our capital stock, including persons who hold more than 5% of our outstanding capital stock and entities with which certain of our directors are affiliated, have agreed to vote their shares on certain matters, including with respect to the election of directors. Upon the completion of this offering, the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors or the voting of our capital stock of the company.

Intercompany services agreements with BridgeBio Services Inc.

We have received consulting and management services pursuant to two Intercompany Services Agreements with BridgeBio Services Inc., or, collectively, the BridgeBio Agreements. BridgeBio Services Inc. is affiliated with BridgeBio Pharma LLC, which has a controlling interest in us. The initial BridgeBio Agreement was entered into on March 1, 2016 and was superseded by the subsequent BridgeBio Agreement, effective as of May 1, 2017. During the years ended December 31, 2016 and December 31, 2017, we incurred an aggregate of $160,843 and $769,972 for these services, respectively, which included, among other things, the services of Dr. Kumar, as well as other personnel, and the supervision of our strategic, financial, legal, personnel and executive recruitment activities. Dr. Kumar is the chief executive officer of BridgeBio Pharma LLC.

Participation in this offering

Certain of our principal stockholders, including stockholders affiliated with certain of our directors, have agreed to purchase an aggregate of approximately $41.0 million in shares of our common stock in this offering at the initial public offering price per share and on the same terms as the other purchasers in this offering. The underwriters will receive the same discount from any shares sold to such entities as they will from any other shares sold to the public in this offering.

Executive officer and director compensation

See the section titled ‘‘Executive and director compensation’’ for information regarding compensation of our executive officers and directors.

Agreements with Dr. Graef

Consulting agreement

In April 2016, we entered into a consulting agreement with Dr. Graef, one of our founders and a holder of more than 5% of our outstanding capital stock. Dr. Graef also served as a member of our board of directors from August 2013 to March 2018. Pursuant to the consulting agreement, Dr. Graef agreed to provide consulting services with respect to discovery and development of novel TTR stabilizers. As compensation for these services, Dr. Graef is entitled to an annual fee in the amount of up to $150,000 and reimbursement by us for pre-approved expenses. The consulting agreement has a term of four years but may be terminated by either us or Dr. Graef for any reason with thirty days’ prior notice. During the years ended December 31, 2016 and December 31, 2017, we incurred $112,500 and $150,000, respectively, for her services under the consulting agreement.

Issuance of antidilution shares

In December 2017, we issued to Dr. Graef 195,273 shares of our common stock in order to offset dilution to her ownership in connection with our issuance of additional shares of Series Seed Preferred Stock in financing transactions. In addition, we agreed to make a “gross-up” payment of $83,073 to Dr. Graef for the taxes owed by Dr. Graef as a result of such issuance of common stock, which payment was made in January 2018.

Agreements with Dr. Alhamadsheh

Consulting agreement

In August 2016, we entered into a consulting agreement with Dr. Alhamadsheh and his employer, the University of the Pacific, one of our founders and a holder of more than 5% of our outstanding capital stock. Pursuant to the consulting agreement, Dr. Alhamadsheh and the University of the Pacific agreed that Dr. Alhamadsheh would provide consulting services with respect to discovery and development of novel TTR stabilizers. As compensation for these services, Dr. Alhamadsheh is entitled to an annual fee in the amount of up to $115,000. The consulting agreement has a term of two years but may be terminated by either us or Dr. Alhamadsheh for any reason with thirty days’ prior notice. During the years ended December 31, 2016 and December 31, 2017, we incurred $83,748 and $115,000, respectively, for Dr. Alhamadsheh’s services under the consulting agreement.

Issuance of antidilution shares

In December 2017, we issued to Dr. Alhamadsheh 195,273 shares of our common stock in order to offset dilution to his ownership in connection with our issuance of additional shares of Series Seed Preferred Stock in financing transactions. In addition, we agreed to make a “gross-up” payment of $83,073 to Dr. Alhamadsheh for the taxes owed by Dr. Alhamadsheh as a result of such issuance of common stock, which payment was made in January 2018.

Option award to Dr. Huh

In May 2018, our board of directors approved a grant to Dr. Huh of an option to purchase 83,720 shares of our common stock pursuant to the 2018 Plan, to be effective upon the completion of this offering at an exercise price per share equal to our initial public offering price. The option will vest in equal annual installments over three years from the grant date, subject to Dr. Huh’s continued service as a director through the applicable vesting dates. The award is subject to full accelerated vesting upon a “sale event,” as defined in the 2018 Plan.

Indemnification agreements

We have entered into or plan to enter into indemnification agreements with each of our directors and executive officers, the form of which is attached as an exhibit to the registration statement of which this prospectus is a part. The indemnification agreements and our amended and restated certificate of incorporation and amended and restated bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Policies and procedures for related party transactions

Our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. The written charter of our audit committee will provide that our audit committee shall review and approve in advance any related party transaction.

Prior to the completion of this offering, we intend to adopt a formal written policy providing that we are not permitted to enter into any transaction that exceeds $120,000 and in which any related person has a direct or indirect material interest without the consent of our audit committee. In approving or rejecting any such transaction, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

Principal stockholders

The following table presents information concerning the beneficial ownership of the shares of our common stock as of June 5, 2018 by:

•	each person we know to be the beneficial owner of 5% or more of our outstanding shares of our capital stock;
•	each of our directors;
•	each of our named executive officers; and
•	all of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with SEC rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, a person is deemed to be a beneficial owner of our common stock if that person has a right to acquire ownership within 60 days by the exercise of options or the conversion of our redeemable convertible preferred stock. A person is also deemed to be a beneficial owner of our common stock if that person has or shares voting power, which includes the power to vote or direct the voting of our common stock, or investment power, which includes the power to dispose of or to direct the disposition of such capital stock. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder.

Percentage of beneficial ownership in the table below is based on 29,564,527 shares of common stock deemed to be outstanding as of June 5, 2018, assuming the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into common stock, immediately prior to the completion of this offering, the automatic net exercise immediately prior to the completion of this offering of warrants issued in February 2018 for an aggregate of 206,247 shares of redeemable convertible preferred stock at the initial public offering price of $17.00 per share, and the subsequent conversion of such shares into an aggregate of 206,247 shares of common stock immediately prior to the completion of this offering. The table below assumes that the underwriters do not exercise their option to purchase additional shares. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of June 5, 2018 are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, the address of each individual listed below is c/o Eidos Therapeutics, Inc., 101 Montgomery Street, Suite 2550, San Francisco, CA 94104.

Certain of our principal stockholders, including stockholders affiliated with certain of our directors, have agreed to purchase an aggregate of approximately $41.0 million in shares of our common stock in this offering at the initial public offering price per share and on the same terms as the other purchasers in this offering.

Name and address of beneficial owner	Number of shares beneficially owned before offering	Number of shares beneficially owned after offering	Percentage of shares beneficially owned before offering	Percentage of shares beneficially owned after offering

5% or Greater Stockholders:
BridgeBio Pharma LLC(1)	18,429,032	19,614,655	62.8%	54.8%
Mamoun Alhamadsheh, Ph.D.(2)	1,997,323	1,997,323	6.8	5.6
Isabella Graef, M.D.(3)	1,997,323	1,997,323	6.8	5.6

Named Executive Officers and Directors:
Jonathan C. Fox, M.D., Ph.D.(4)	536,527	536,527	1.8	1.5
Neil Kumar, Ph.D.(1)(5)	18,429,032	19,614,655	62.8	54.8
Christine Siu(6)	57,347	57,347	*	*
Uma Sinha, Ph.D.(7)	353,231	353,231	1.2	*
Hoyoung Huh, M.D., Ph.D.(8)	—	—	—	—
Rajeev Shah(9)	1,103,847	2,162,671	3.8	6.0
Eric Aguiar, M.D.(10)	—	—	—	—
Ali Satvat(11)	18,429,032	19,614,655	62.8	54.8
All executive officers and directors as a group (8 persons)	20,479,984	20,652,372	69.6%	63.4%

*	Represents beneficial ownership of less than one percent.

(1)	Consists of (a) 15,347,219 shares of common stock issuable upon the conversion of Series Seed redeemable convertible preferred stock, (b) 3,081,813 shares of common stock issuable upon the conversion of Series B redeemable convertible preferred stock held directly by BridgeBio Pharma LLC, and (c) shares issued pursuant to the automatic net exercise immediately prior to the completion of this offering of warrants issued in February 2018 for an aggregate of 206,247 shares of our redeemable convertible preferred stock and the subsequent conversion of such shares into an aggregate of 206,247 shares of common stock immediately prior to the completion of this offering, based on the initial public offering price of $17.00 per share. The number of shares beneficially owned after this offering includes 1,000,000 shares that the holder has agreed to purchase in this offering. Dr. Kumar, Ali Satvat, James Momtazee and Richard Scheller, the members of the board of managers of BridgeBio Pharma LLC, may be deemed to have shared voting and investment power over the shares held of record by BridgeBio Pharma LLC. Such persons disclaim beneficial ownership of all shares held by BridgeBio Pharma LLC except to the extent of any indirect pecuniary interests therein. The address of BridgeBio Pharma LLC is 421 Kipling St., Palo Alto, California 94301.

(2)	Consists of 1,997,323 shares of common stock, of which 195,273 shares are subject to our right of repurchase as of June 5, 2018, held by Dr. Alhamadsheh.

(3)	Consists of 1,997,323 shares of common stock, of which 195,273 shares are subject to our right of repurchase as of June 5, 2018, held by Dr. Graef.

(4)	Consists of 536,527 shares of common stock, of which 378,238 shares are subject to our right of repurchase as of June 5, 2018 held by the Fox Family Trust Dated 17 Dec. 2014, for which Jonathan C. Fox and Suzanne Markel-Fox serve as co-Trustees.

(5)	Dr. Kumar is the Chief Executive Officer of BridgeBio Pharma LLC. These shares are owned directly by BridgeBio Pharma LLC. Dr. Kumar, Ali Satvat, James Momtazee and Richard Scheller, the members of the board of managers of BridgeBio Pharma LLC, may be deemed to have shared voting and investment power over the shares held of record by BridgeBio Pharma LLC. Such persons disclaim beneficial ownership of all shares held by BridgeBio Pharma LLC except to the extent of any indirect pecuniary interests therein. The address of BridgeBio Pharma LLC is 421 Kipling St., Palo Alto, California 94301.

(6)	Consists of options to purchase 57,347 shares of common stock that are exercisable within 60 days of June 5, 2018, held by Ms. Siu.

(7)	Consists of 353,231 shares of common stock, of which 239,570 shares are subject to our right of repurchase as of June 5, 2018, held by Dr. Sinha.

(8)	Dr. Huh does not beneficially own any shares of common stock or hold any options to purchase shares of common stock that are exercisable within 60 days of June 5, 2018.

(9)	Consists of (a) 898,533 shares of common stock issuable upon conversion of preferred stock held by RA Capital Healthcare Fund, L.P. (“RA Capital”) and (b) 205,314 shares of common stock issuable upon conversion of preferred stock held by Blackwell Partners LLC — Series A (“Blackwell”). The number of shares beneficially owned after this offering includes 1,058,824 shares that the holder has agreed to purchase in this offering. RA Capital Management, LLC (“RA Capital Management”) is the general partner of RA Capital and the investment manager to Blackwell. Investment decisions with respect to the shares held by RA Capital and Blackwell are made by a portfolio management team at RA Capital Management of which Rajeev Shah, a member of our board of directors, is a member. Mr. Shah disclaims beneficial ownership of all shares held by RA Capital and Blackwell, except to the extent of his pecuniary interest therein. The address for each of RA Capital, Blackwell, and RA Capital Management is c/o 20 Park Plaza, Suite 1200, Boston, MA 02116.

(10)	Dr. Aguiar does not beneficially own any shares of common stock or hold any options to purchase shares of common stock that are exercisable within 60 days of June 5, 2018.

(11)	Mr. Satvat is a member of the Board of Managers of BridgeBio Pharma LLC. These shares are owned directly by BridgeBio Pharma LLC. Dr. Kumar, Ali Satvat, James Momtazee and Richard Scheller, the members of the board of managers of BridgeBio Pharma LLC, may be deemed to have shared voting and investment power over the shares held of record by BridgeBio Pharma LLC. Such persons disclaim beneficial ownership of all shares held by BridgeBio Pharma LLC except to the extent of any indirect pecuniary interests therein. The address of BridgeBio Pharma LLC is 421 Kipling St., Palo Alto, California 94301.

Description of capital stock

Upon the completion of this offering, our authorized capital stock will consist of 150,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, all of which will be undesignated, and there will be 35,814,527 shares of common stock outstanding and no shares of preferred stock outstanding. As of March 31, 2018, we had approximately 26 record holders of our capital stock. All of our outstanding shares of redeemable convertible preferred stock will convert into shares of our common stock immediately prior to the completion of this offering. In addition, upon the completion of this offering, 857,690 options to purchase shares of our common stock will be outstanding and 514,280 shares of our common stock will be reserved for future grants under our equity incentive plans after taking into account an option to purchase 83,720 shares of our common stock pursuant to the 2018 Plan which was granted to Dr. Huh in May 2018 and which will become effective upon completion of this offering. See “Certain relationships and related party transactions—Executive officer and director compensation—Option award to Dr. Huh” for more information.

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and bylaws are summaries of material terms and provisions and are qualified by reference to our amended and restated certificate of incorporation and bylaws, copies of which have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part. The descriptions of our common stock and preferred stock reflect amendments to our amended and restated certificate of incorporation and bylaws that will become effective immediately prior to the completion of this offering.

Common stock

Upon the completion of this offering, we will be authorized to issue one class of common stock. Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Except as described under “Anti-takeover Effects of Delaware Law and Provisions of our Amended and Restated Certificate of Incorporation and Bylaws” below, a majority vote of the holders of common stock is generally required to take action under our amended and restated certificate of incorporation and bylaws. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights and no sinking fund provisions are applicable to our common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred stock

Upon the completion of this offering, our board of directors will be authorized, without action by the stockholders, to designate and issue up to an aggregate of 5,000,000 shares of preferred stock in one or more series. Our board of directors can designate the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying, deferring or preventing a change in control of our company, which might harm the market price of our common stock. See also “—Anti-takeover effects of Delaware Law and provisions of our amended and restated certificate of incorporation and bylaws—Provisions of our amended and restated certificate of incorporation and bylaws—Undesignated preferred stock” below.

Our board of directors will make any determination to issue such shares based on its judgment as to our company’s best interests and the best interests of our stockholders. Upon the completion of this offering, we will have no shares of preferred stock outstanding and we have no current plans to issue any shares of preferred stock following completion of this offering.

Options

As of March 31, 2018, we had outstanding options to purchase 560,128 shares of our common stock, with a per share weighted-average exercise price of $0.91 under our 2016 Plan.

Registration rights

Upon the completion of this offering, the holders of 24,231,517 shares of our common stock, including shares issuable upon the automatic net exercise of warrants issued in February 2018 for shares of our redeemable convertible preferred stock, based on the initial public offering price of $17.00 per share, and the subsequent conversion of such shares into shares of common stock, and shares issuable upon the conversion of our outstanding redeemable convertible preferred stock, or their permitted transferees, which we refer to as our registrable securities, are entitled to rights with respect to the registration of these securities under the Securities Act. These rights are provided under the terms of the investor rights agreement. The investor rights agreement includes demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses incurred in connection with registrations under the investor rights agreement will be borne by us, and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand registration rights

Upon the completion of this offering, the holders of our registrable securities are entitled to demand registration rights. Under the terms of our investor rights agreement, we will be required, upon the request of holders of at least a majority of our outstanding registrable securities, to file a registration statement with an anticipated offering amount of at least $10.0 million and use commercially reasonable efforts to effect the registration of these shares for public resale. We are required to effect up to two registrations pursuant to this provision of the investor rights agreement. A demand for registration may not be made until six months after the effective date of the registration statement for this offering.

Short form registration rights

Upon the completion of this offering, the holders of our registrable securities are also entitled to short form registration rights. Pursuant to our investor rights agreement, if we are eligible to file a registration statement on Form S-3, upon the request of holders of at least 30% of our outstanding registrable securities to sell registrable securities with an anticipated aggregate offering amount of at least $1.0 million net of certain expenses related to the offering, we will be required to use our commercially reasonable efforts to effect a registration of such shares. We are required to effect up to two registrations in any twelve month period pursuant to this provision of the investor rights agreement.

Piggyback registration rights

The holders of our registrable securities are entitled to piggyback registration rights. If we register any of our securities either for our own account or for the account of other security holders, the holders of our outstanding registrable securities are entitled to include their shares in the registration. Subject to certain exceptions contained in the investor rights agreement, we and the underwriters may limit the number of shares included in the underwritten offering if the underwriters determine that marketing factors require a limitation of the number of shares to be underwritten.

Indemnification

Our investor rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expenses of registration

We will pay the registration expenses, subject to certain limited exceptions contained in the investor rights agreement, of the holders of the shares registered pursuant to the demand, short form and piggyback registration rights described above, including the expenses of one counsel for the selling holders.

Expiration of registration rights

The registration rights granted under the investor rights agreement will terminate upon the earlier of (i) a deemed liquidation event, as defined in our amended and restated certificate of incorporation (as in effect prior to the completion of this offering) or certain other events constituting a sale of the company, (ii) the consummation of a transaction or series of transactions in which a person, or a group of persons, acquires from our stockholders, shares representing more than 50% of our outstanding voting stock, (iii) at such time after our initial public offering when all registrable securities could be sold under Rule 144 of the Securities Act or a similar exemption without limitation during a three-month period without registration or (iv) the fifth anniversary of our initial public offering.

Anti-takeover effects of Delaware Law and provisions of our amended and restated certificate of incorporation and bylaws

Certain provisions of the Delaware General Corporation Law and of our amended and restated certificate of incorporation and bylaws that will become effective upon the completion of this offering could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with our board of directors. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests. However, we believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Delaware takeover statute

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge, exchange, mortgage or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Provisions of our amended and restated certificate of incorporation and bylaws

Our amended and restated certificate of incorporation and bylaws to be in effect upon completion of this offering will include a number of provisions that may have the effect of delaying, deferring or discouraging another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board composition and filling vacancies.    Our amended and restated certificate of incorporation provides that directors may be removed only by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum or by the holders of a majority of the outstanding shares of capital stock then entitled to vote at an election of directors.

Meetings of stockholders.    Our bylaws provide that either a majority of the members of our board of directors then in office or the holders of at least 25% of the voting power of our common stock may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance notice requirements.    Our bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in our bylaws.

Amendment to certificate of incorporation and bylaws.    As required by the Delaware General Corporation Law, any amendment of our amended and restated certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our amended and restated certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class. Our bylaws may be amended by the affirmative vote of a majority vote of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of at least a majority of the outstanding shares entitled to vote on the amendment, voting together as a single class.

Undesignated preferred stock.    Our amended and restated certificate of incorporation provides for authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our amended and restated certificate of incorporation grants our board of directors’ broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Transfer agent and registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219.

Listing

We have been approved to list our common stock on The Nasdaq Global Select Market under the symbol “EIDX.”

Limitations of liability and indemnification matters

For a discussion of liability and indemnification, see “Management—Limitation on liability and indemnification matters.”

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Sale of restricted shares

Based on the number of shares of common stock outstanding as of March 31, 2018, upon completion of this offering, 35,814,527 shares of common stock will be outstanding, assuming no exercise by the underwriters of their option to purchase additional shares and no exercise of options. All of the shares sold in this offering will be freely tradable, except for shares purchased in this offering by certain of our principal stockholders, including stockholders affiliated with certain of our directors, and shares purchased in this offering by participants in our directed share program, who have signed lock-up agreements or are otherwise restricted from reselling such shares by Rule 144 of the Securities Act. The remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements as described below. Following the expiration of the lock-up period, all shares will be eligible for resale in compliance with Rule 144 or Rule 701 under the Securities Act. “Restricted securities” as defined under Rule 144 of the Securities Act were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or qualified for an exemption from registration, such as under Rule 144 or Rule 701 under the Securities Act.

Rule 144

In general, a person who has beneficially owned restricted stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares then outstanding, which will equal approximately 358,145 shares immediately after this offering assuming no exercise of the underwriters’ option to purchase additional shares, based on the number of shares outstanding as of March 31, 2018; or

•	the average weekly trading volume of our common stock on The Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Certain of our principal stockholders, including stockholders affiliated with certain of our directors, have agreed to purchase an aggregate of approximately $41.0 million in shares of our common stock in this offering at the initial public offering price per share and on the same terms as the other purchasers in this offering.

Rule 701

Rule 701 under the Securities Act, or Rule 701, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up agreements

In connection with this offering, we, each of our directors and executive officers, and holders of approximately 29,322,400 shares of our outstanding stock have agreed with the underwriters that for a period of 180 days following the date of this prospectus, subject to certain exceptions, we will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock. J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in their sole discretion, at any time, release all or any portion of the shares from the restrictions in this agreement.

Rule 10b5-1 trading plans

Following the completion of this offering, certain of our officers, directors and significant stockholders may adopt written plans, known as Rule 10b5-1 trading plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis to diversify their assets and investments. Under these 10b5-1 trading plans, a broker may execute trades pursuant to parameters established by the officer, director or stockholder when entering into the plan, without further direction from such officer, director or stockholder. Such sales would not commence until the expiration of the applicable lock-up agreements entered into by such officer, director or stockholder in connection with this offering.

Registration rights

We are party to an investor rights agreement which provides that holders holding 24,231,517 shares of our common stock, including shares issuable upon the exercise of warrants issued in February 2018 for shares of our redeemable convertible preferred stock and shares issuable upon the conversion of our redeemable convertible preferred stock, have the right to demand that we file a registration statement or request that their shares of our common stock be covered by a registration statement that we are otherwise filing. See “Description of capital stock—Registration rights” in this prospectus. Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration, subject to the expiration of the lock-up period described above and under “Underwriting” in this prospectus, and to the extent such shares have been released from any repurchase option that we may hold.

Equity incentive plans

As soon as practicable after the completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock subject to options and other equity awards outstanding or reserved for issuance under our equity incentive plans. This registration statement has been declared effective, and shares covered by this registration statement are eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and any lock-up agreements. For a more complete discussion of our equity incentive plans, see “Executive and director compensation—Employee benefits and stock plans.”

Material U.S. federal income tax considerations to non-U.S. holders

The following is a general discussion of certain material U.S. federal income tax considerations relating to ownership and disposition of our common stock by a non-U.S. holder. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have authority to control all substantial decisions of the trust or if the trust has a valid election in effect to be treated as a U.S. person under applicable U.S. Treasury Regulations.

A modified definition of “non-U.S. holder” applies for U.S. federal estate tax purposes (as discussed below).

This discussion is based on current provisions of the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. In addition, the Internal Revenue Service, or the IRS, could challenge one or more of the tax consequences described in this prospectus.

We assume in this discussion that each non-U.S. holder holds shares of our common stock as a capital asset (generally, property held for investment) within the meaning of Section 1221 of the Code. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of state, local or non-U.S. taxes, alternative minimum tax, or U.S. federal gift or estate taxes (except to the limited extent set forth below) or any other U.S. federal tax laws. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	brokers, dealers or traders in securities, commodities or currencies;

•	persons who have elected to mark securities to market;

•	tax-qualified retirement plans;

•	tax-exempt organizations;

•	government entities;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	certain former U.S. citizens or long-term residents;

•	holders who hold or receive our common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	holders holding our common stock as part of a hedge, straddle or other risk reduction strategy, conversion transaction or other integrated investment; or

•	holders deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, this discussion does not address the tax treatment of partnerships (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) or other entities that are transparent for U.S. federal income tax purposes or persons who hold their common stock through partnerships or other entities that are transparent for U.S. federal income tax purposes. In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a person treated as a partner in such partnership for U.S. federal income tax purposes generally will depend on the status of the partner and the activities of the partner and the partnership. A person treated as a partner in a partnership or who holds their stock through another transparent entity should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other transparent entity, as applicable.

Prospective investors should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of our common stock.

Distributions on our common stock

We do not currently expect to pay dividends. See “Dividend policy” above in this prospectus. However, in the event that we do pay distributions of cash or property on our common stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading “Gain on sale, exchange or other taxable disposition of common stock.”

Subject also to the discussions below under the headings “Information reporting and backup withholding tax” and “Foreign Account Tax Compliance Act,” dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence. If we determine, at a time reasonably close to the date of payment of a distribution on our common stock, that the distribution will not constitute a dividend because we do not anticipate having current or accumulated earnings and profits, we intend not to withhold any U.S. federal income tax on the distribution as permitted by U.S. Treasury Regulations. If we or another withholding agent apply over-withholding, a non-U.S. holder may be entitled to a refund or credit of any excess tax withheld by timely filing an appropriate claim with the IRS.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States, and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. To obtain this exemption, a non-U.S. holder must generally provide us with a properly executed original and unexpired IRS Form W-8ECI properly certifying such exemption. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or applicable successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances. The certification requirements described above also may require a non-U.S. holder to provide its U.S. taxpayer identification number.

Gain on sale, exchange or other taxable disposition of common stock

Subject to the discussions below under the headings “Information reporting and backup withholding tax” and “Foreign Account Tax Compliance Act,” a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on gain recognized on a sale, exchange or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons, and, if the non-U.S. holder is a foreign corporation, an additional branch profits tax at a rate of 30%, or a lower rate as may be specified by an applicable income tax treaty, may also apply;

•

the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the amount by which the non-U.S. holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition (without taking into account any capital loss carryovers); or

•

we are or were a “U.S. real property holding corporation” during a certain look-back period, unless our common stock is regularly traded on an established securities market and the non-U.S. holder held no more than five percent of our outstanding common stock, directly or indirectly, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we believe that we have not been and are not currently, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Information reporting and backup withholding tax

We (or the applicable paying agent) must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Generally, a holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN or W-8BEN-E or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption.

Information reporting and backup withholding generally will apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a foreign broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is formed under the provisions of a specific treaty or agreement. Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Foreign Account Tax Compliance Act

Legislation commonly referred to as the Foreign Account Tax Compliance Act and associated guidance, or collectively, FATCA, will generally impose a 30% withholding tax on any “withholdable payment” (as defined below) to a “foreign financial institution,” unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners) or another applicable exception applies or such institution is compliant with applicable foreign law enacted in connection with an applicable intergovernmental agreement between the United States and a foreign jurisdiction. FATCA will also generally impose a 30% withholding tax on any “withholdable payment” (as defined below) to a foreign entity that is not a financial institution, unless such entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity (which generally includes any U.S. person who directly or indirectly owns more than 10% of the entity), if any, or another applicable exception applies or such entity is compliant with applicable foreign law enacted in connection with an applicable intergovernmental agreement between the United States and such foreign jurisdiction. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes.

Under final regulations and other current guidance, “withholdable payments” currently include dividends on our common stock and will include the gross proceeds of a disposition of our common stock on or after January 1, 2019. The FATCA withholding tax will apply regardless of whether a payment would otherwise be exempt from or not subject to U.S. nonresident withholding tax (e.g., as capital gain).

Federal estate tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

The preceding discussion of material U.S. federal tax considerations is for general information only. It is not tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed changes in applicable laws.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives of the underwriters in the offering. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC	2,812,500
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,500,000
Barclays Capital Inc.	937,500

Total	6,250,000

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.714 per share. After the initial offering of the shares to the public, if all of the shares of common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

Certain of our principal stockholders, including stockholders affiliated with certain of our directors, have agreed to purchase an aggregate of approximately $41.0 million in shares of our common stock in this offering at the initial public offering price per share and on the same terms as the other purchasers in this offering. The underwriters will receive the same discount from any shares sold to such entities as they will from any other shares sold to the public in this offering.

The underwriters have an option to buy up to 937,500 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 2.0% of the shares offered hereby for employees and other persons associated with us who have expressed an interest in purchasing common stock in the offering. Our officers and directors who are participating in this program have agreed that any shares purchased through this program will be subject to a 180-day lock-up restriction. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $1.19 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$1.19	$1.19
Total	$7,437,500	$8,553,125

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $2.8 million. We have agreed to reimburse the underwriters for expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc. in an amount up to $40,000.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 180 days after the date of this prospectus, subject to certain exceptions.

Our directors and executive officers, and substantially all of our securityholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, or the restricted period, may not, without the prior written consent of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

The restrictions described in the immediately preceding paragraph do not apply to, among other items:

(i)	the sale of shares to the underwriters;

(ii)	transfers of shares of common stock as a bona fide gift or gifts or through will or intestacy, or to an immediate family member or trust or entity beneficially owned and controlled by the securityholder or for the benefit of the securityholder or any immediate family member of the securityholder for bona fide estate planning purposes in a transaction not involving a disposition for value;

(iii)	if the securityholder is (i) an entity, transfers of shares of Common Stock or any security directly or indirectly convertible into Common Stock to its members, stockholders, limited partners, subsidiaries or affiliates of the securityholder or to any investment fund or other entity that controls or manages the securityholder in a transaction not involving a disposition for value or (ii) a trust, distributions of shares of Common Stock or any security directly or indirectly convertible into Common Stock to its beneficiaries in a transaction not involving a disposition for value;

(iv)	transfers of the securities following the consummation of this offering pursuant to a bona fide third-party tender offer, merger, consolidation, spin-off or other similar transaction that is approved by our board of directors and made to all holders of our capital stock involving a Change of Control (as defined in the lockup agreement) of the Company; the exercise of options granted or the vesting of any restricted securities pursuant to any of our equity incentive or benefit plans or agreements described in this prospectus, or the Incentive Arrangements, and the delivery of securities to us for cancellation (or the withholding and cancellation of securities by us) as payment for (i) the exercise price of any options granted under the Incentive Arrangements or (ii) the withholding taxes due upon the exercise of any such option or the vesting of any restricted securities granted under any Incentive Arrangements, with any securities received as contemplated by any transaction described in this clause remaining subject to the terms of the lock-up agreement; provided that, no filing under the Exchange Act shall be made in connection with such transfer or distribution unless such filing or report includes a statement to the effect that such transfer is being made in connection with a “net” or “cashless” exercise or settlement of stock options, restricted stock units or other equity awards;

(v)	dispositions to us in exercise of our right to purchase or acquire the securities pursuant to the our equity incentive plans, restricted stock agreements and option agreements described in this prospectus that grant us the right to purchase or acquire such securities;

(vi)	transfers of any securities acquired on the open market after the completion of this offering;

(vii)	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of securities, provided that (i) such plan does not provide for the transfer of securities during the restricted period and (ii) no public announcement or filing under the Exchange Act is required of or voluntarily made by or on behalf of the securityholder regarding the establishment of such plan;

(viii)	pursuant to a domestic order or divorce settlement in a transaction not involving a disposition for value, provided that any filing made pursuant to the Exchange Act shall include a footnote noting the circumstances described in this clause;

(ix)	the exercise (whether for cash, cashless or net exercise) of warrants to purchase shares of common stock (or any security convertible into or exercisable for common stock) outstanding as of the date of this prospectus or described in this prospectus excluding any manner of exercise that would involve a sale in the open market of any securities relating to such warrants, whether to cover the aggregate exercise price, withholding tax obligations or otherwise; provided, that the underlying shares shall continue to be subject to the lock up agreement; or

(x)	the conversion of our outstanding redeemable convertible preferred stock into shares of common stock, that the common stock received upon such conversion shall be subject to the lock-up agreement.

provided that, in the case of any transfer or distribution pursuant to clause (ii), (iii) or (viii), each donee or distributee shall execute a lock-up agreement and in the case of any transfer or distribution pursuant to clause (ii), (iii), (v), (vi) and (ix), no filing by any party under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the restricted period).

J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice, provided that, when and as required by FINRA Rule 5131, at least two business days before the release or waiver of any applicable lock-up, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated will notify us of the impending release or waiver and announce the impending release or waiver through a major news service, except where the release or waiver is effected solely to permit a transfer of securities that is not for consideration and where the transferee has agreed in writing to be bound by the same lock-up agreement terms in place for the transferor.

J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our common stock has been approved for listing/quotation on The Nasdaq Global Select Market under the symbol “EIDX.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required.

The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in the European economic area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:

a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriters; or

c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within

Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in the Dubai International Financial Centre (“DIFC”)

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to prospective investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to prospective investors in Australia

This prospectus:

•	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission, or ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

•

does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to prospective investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

b)	where no consideration is or will be given for the transfer;

c)	where the transfer is by operation of law;

d)	as specified in Section 276(7) of the SFA; or

e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to prospective investors in Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to prospective investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority, or CMA, pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended, or the CMA Regulations. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorised financial adviser.

Notice to prospective investors in the British Virgin Islands

The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the Company. The Company may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), or BVI Companies, but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands. This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the shares for the purposes of the Securities and Investment Business Act, 2010, or SIBA, or the Public Issuers Code of the British Virgin Islands.

Notice to prospective investors in China

This prospectus does not constitute a public offer of shares, whether by sale or subscription, in the People’s Republic of China, or the PRC. The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

Notice to prospective investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder, or the FSCMA, and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder, or the FETL. Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to prospective investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia, or the Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Notice to prospective investors in Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorised to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Notice to prospective investors in South Africa

Due to restrictions under the securities laws of South Africa, the shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

a)	the offer, transfer, sale, renunciation or delivery is to:

i)	persons whose ordinary business is to deal in securities, as principal or agent;

ii)	the South African Public Investment Corporation;

iii)	persons or entities regulated by the Reserve Bank of South Africa;

iv)	authorised financial service providers under South African law;

v)	financial institutions recognised as such under South African law;

vi)	a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorised portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

vii)	any combination of the person in (a) to (f); or

b)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted), or the South African Companies Act) in South Africa is being made in connection with the issue of the shares. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the shares in South Africa constitutes an offer of the shares in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in section 96(1)(a) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act (such persons being referred to as “SA Relevant Persons”). Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA relevant persons.

Legal matters

The validity of the common stock offered hereby will be passed upon for us by Goodwin Procter LLP, San Francisco, California and for the underwriters by Cooley LLP, San Francisco, California.

Experts

The financial statements as of December 31, 2016 and December 31, 2017 and for each of the two years in the period ended December 31, 2017 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 100 F Street, NE, Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at the principal offices of the SEC, 100 F Street, NE, Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1(800) SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers like us that file electronically with the SEC.

Upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act and, as a result, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the web site of the SEC referred to above. We maintain a website at www.eidostx.com. Upon consummation of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

Eidos Therapeutics, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

of Eidos Therapeutics, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Eidos Therapeutics, Inc. as of December 31, 2017 and 2016, and the related statements of operations, of redeemable convertible preferred stock and stockholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net stockholders’ deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

March 22, 2018, except for the effects of the stock split discussed in Note 1 to the financial statements, as to which the date is June 7, 2018.

We have served as the Company’s auditor since 2017.

Eidos Therapeutics, Inc.

Balance sheets

(in thousands, except for share and per share amounts)

	December 31,
	2016	2017

ASSETS

CURRENT ASSETS:
Cash	$1,956	$5,497
Related party receivable	5	67
Prepaid expenses and other current assets	7	484

Total current assets	1,968	6,048
Property and equipment, net	—	114
Other assets	7	181

TOTAL ASSETS	$1,975	$6,343

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY

CURRENT LIABILITIES:
Accounts payable	$94	$566
Related party payable	59	372
Accrued expenses and other current liabilities	140	1,300

Total current liabilities	293	2,238
Redeemable convertible preferred stock tranche liability	315	—
Other liabilities	45	273

TOTAL LIABILITIES	653	2,511

Commitments and contingencies (Note 6)
Series Seed redeemable convertible preferred stock, $0.001 par value; 8,000,000 and 14,000,000 shares authorized as of December 31, 2016 and 2017, respectively; 3,043,525 and 12,856,325 shares issued and outstanding as of December 31, 2016 and 2017, respectively; aggregate liquidation preference of $4,032 and $17,032 as of December 31, 2016 and 2017, respectively;	3,795	17,028

STOCKHOLDERS’ (DEFICIT) EQUITY:
Common stock, $0.001 par value; 20,000,000 shares authorized as of December 31, 2016 and 2017, 4,059,515 and 5,137,771 shares issued and outstanding as of December 31, 2016 and 2017, respectively;	3	4
Additional paid-in capital	115	1,332
Accumulated deficit	(2,591)	(14,532)

TOTAL STOCKHOLDERS’ (DEFICIT) EQUITY	(2,473)	(13,196)

TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY	$1,975	$6,343

The accompanying notes are an integral part of these financial statements.

Eidos Therapeutics, Inc.

Statements of operations

(in thousands, except for share and per share amounts)

	Year ended December 31,
	2016	2017

Operating expenses:
Research and development (includes related party expense of zero and $92, respectively)	$1,734	$9,286
General and administrative (includes related party expense of $161 and $705, respectively)	651	2,730

Total operating expenses	2,385	12,016

Loss from operations	(2,385)	(12,016)
Other income (expense), net	(157)	75

Net loss	$(2,542)	$(11,941)

Net loss per share:
Basic and diluted	$(0.98)	$(3.32)

Weighted-average shares used in computing net loss per share:
Basic and diluted	2,599,641	3,596,673

Pro forma net loss per share, basic and diluted (unaudited)		$(0.93)

Weighted-average shares used in computing pro forma net loss per share, basic and diluted (unaudited)		12,777,063

The accompanying notes are an integral part of these financial statements.

Eidos Therapeutics, Inc.

Statements of redeemable convertible preferred stock and stockholders’ deficit

(in thousands, except for share amounts)

	Redeemable convertible preferred stock		Common stock		Additional paid in capital	Accumulated deficit	Total stockholders’ deficit
	Shares	Amount	Shares	Amount
Balance—December 31, 2015	—	$—	3,588,000	$2	$—	$(49)	$(47)
Issuance of Series Seed redeemable convertible preferred stock, net of issuance costs of $73 and redeemable convertible preferred stock tranche liability of $287	3,019,323	3,640	—	—	—	—	—
Issuance of Series Seed redeemable convertible preferred stock upon conversion of redeemable convertible notes payable and accrued interest	24,202	32	—	—	—	—	—
Settlement of fair value of redeemable convertible preferred stock tranche liability	—	123	—	—	—	—	—
Issuance of common stock to founders and Stanford University in exchange for services and technology	—	—	56,809	1	8	—	9
Issuance of common stock upon early exercise of stock options	—	—	414,706	—	—	—	—
Stock-based compensation expense	—	—	—	—	107	—	107
Net loss	—	—	—	—	—	(2,542)	(2,542)

Balance—December 31, 2016	3,043,525	3,795	4,059,515	3	115	(2,591)	(2,473)
Issuance of Series Seed redeemable convertible preferred stock, net of issuance costs of $7	9,812,800	12,993	—	—	—	—	—
Settlement of fair value of redeemable convertible preferred stock tranche liability	—	240	—	—	—	—	—
Issuance of common stock to Stanford University in exchange for services and technology	—	—	35,880	—	5	—	5
Issuance of restricted common stock to founders in connection with anti-dilution rights			390,546	—	—	—	—
Issuance of common stock upon exercise of stock options and restricted stock	—	—	651,830	1	26	—	27
Vesting of restricted stock and early exercised options	—	—	—	—	38	—	38
Stock-based compensation expense	—	—	—	—	1,148	—	1,148
Net loss	—	—	—	—	—	(11,941)	(11,941)

Balance—December 31, 2017	12,856,325	$17,028	5,137,771	$4	$1,332	$(14,532)	$(13,196)

The accompanying notes are an integral part of these financial statements.

Eidos Therapeutics, Inc.

Statements of cash flows

(in thousands)

	Year ended December 31,
	2016	2017

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,542)	$(11,941)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	—	4
Stock-based compensation	107	1,148
Accrued interest on convertible note	1	—
Change in fair value of convertible note payable derivative liability	6	—
Change in fair value of redeemable convertible preferred stock tranche liability	151	(75)
Issuance of common stock in exchange for services and technology	9	5

Changes in operating assets and liabilities:
Related party receivable	(5)	(62)
Prepaid expenses and other current assets	(7)	(477)
Other assets	(7)	(174)
Accounts payable	52	472
Accrued expenses and other liabilities	117	1,070
Related party payable	59	313

Net cash used in operating activities	(2,059)	(9,717)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	—	(53)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	3,927	12,993
Proceeds from issuance of common stock upon exercise of stock options and restricted stock	63	318

Net cash provided by financing activities	3,990	13,311

Net increase in cash	1,931	3,541
Cash—Beginning of period	25	1,956

Cash—End of period	$1,956	$5,497

SUPPLEMENTAL DISCLOSURES OF NON-CASH FINANCING ITEMS:
Settlement of fair value of redeemable convertible preferred stock tranche liability	$123	$240

Tenant improvement allowance provide by landlord	$—	$65

Vesting of restricted stock and early exercised options	$—	$38

Conversion of convertible note payable and accrued interest into redeemable convertible preferred stock	$32	$—

The accompanying notes are an integral part of these financial statements.

Eidos Therapeutics, Inc.

Notes to financial statements

1. The company

Eidos Therapeutics, Inc., or the Company, was incorporated as an S corporation in the state of Delaware on August 6, 2013. The Company was converted into a C corporation on April 4, 2016 in conjunction with its Series Seed redeemable convertible preferred stock financing. The Company is advancing a drug candidate to treat multiple forms of transthyretin amyloidosis, which leads to organ damage, loss of organ function and eventual death from abnormal buildup of protein deposits predominantly in the heart and peripheral nervous system. Through December 31, 2017, the Company has been primarily engaged in business planning, research, recruiting personnel and raising capital. The Company is headquartered in San Francisco, California and it operates as one operating segment.

Liquidity and going concern

The Company has incurred significant losses and negative cash flows from operations since its inception and had an accumulated deficit of $14.5 million as of December 31, 2017. The Company has a cash balance of $5.5 million as of December 31, 2017. In February 2018, the Company entered into a Note and Warrant Purchase Agreement with BridgeBio Pharma LLC, or BBP LLC, an existing significant investor in the Company, and issued a convertible note in the principal amount of $10.0 million (see Note 16). The Company has historically financed its operations primarily through the sale of redeemable convertible preferred stock. To date, none of the Company’s product candidates have been approved for sale and therefore the Company has not generated any revenue from product sales. Management expects operating losses to continue for the foreseeable future. The Company believes that its cash as of December 31, 2017 and the $10.0 million from the convertible note in February 2018, without any future financing, will not be sufficient for the Company to continue as a going concern for at least one year from the issuance date of its financial statements for the year ended December 31, 2017. The Company believes that this raises substantial doubt about its ability to continue as a going concern. As a result, the Company will be required to raise additional capital. If sufficient funds on acceptable terms are not available when needed, the Company could be required to significantly reduce its operating expenses and delay, reduce the scope of, or eliminate one or more of its development programs. Failure to manage discretionary spending or raise additional financing, as needed, may adversely impact the Company’s ability to achieve its intended business objectives. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The financial statements do not reflect any adjustments relating to the recoverability and reclassifications of assets and liabilities that might be necessary if the Company is unable to continue as a going concern.

On June 6, 2018, the Company’s board of directors approved an amendment to the Company’s amended and restated certificate of incorporation to effect a split of the Company’s issued and outstanding common stock at a 1.196 for 1 ratio, which was effected on June 7, 2018. The par value and authorized shares of common stock and convertible preferred stock were not adjusted as a result of the split. All issued and outstanding common stock, options to purchase common stock and per share amounts contained in the financial statements have been retroactively adjusted to reflect the stock split for all periods presented. The financial statements have also been retroactively adjusted to reflect a proportional adjustment to the conversion ratio for each series of preferred stock that will be effected in connection with the stock split.

Eidos Therapeutics, Inc.

Notes to financial statements

2. Summary of significant accounting policies

Basis of preparation

These financial statements have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. These financial statements include transactions with BridgeBio Pharma LLC, a controlling investor in the Company. For the periods presented, BridgeBio Pharma LLC has provided consulting and management services to the Company in the ordinary course of business, including certain executive personnel, facility related costs, advisory services, insurance costs and other general corporate expenses. These allocations were made based on direct usage, when identifiable, with the remainder allocated primarily based on a proportional share of headcount. The Company’s historical financial statements do not purport to reflect what the Company’s results of operations, financial position, or cash flows would have been if the Company had operated as an independent entity during the periods presented. Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by the Company during the periods presented. For more information on the allocated costs and related party transactions, see Note 7—Related party transactions.

The Company converted to a C corporation in April 2016. As the amount in members’ equity prior to April 4, 2016 was not material, the Company has presented the Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit as if it was a C corporation since January 1, 2016.

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of expenses during the reporting period. On an ongoing basis, management evaluates its estimates, including those related to the fair value of the redeemable convertible preferred stock tranche liability, the fair value of the Company’s common stock, stock-based compensation, the useful lives of fixed assets, accruals for research and development activities and income taxes. Management bases its estimates on historical experience and on other relevant assumptions that management believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Concentration of credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash. The Company’s cash is held in a financial institution in the United States. Amounts on deposit may at times exceed federally insured limits. Management believes that the financial institution is financially sound, and accordingly, minimal credit risk exists with respect to the financial institution.

Fair value of financial instruments

Carrying amounts of certain of the Company’s financial instruments including related party receivables and payables, accounts payable and accrued expenses and other current liabilities approximate fair value due to their relatively short maturities.

Eidos Therapeutics, Inc.

Notes to financial statements

Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization begin at the time the asset is placed in service. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, ranging from three to five years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred. Upon sale or retirement of assets, the cost and accumulated depreciation and amortization are removed from the balance sheet and any resulting gain or loss is reflected in the statement of operations in the period realized.

Impairment of long-lived assets

The Company reviews long-lived assets, primarily comprised of property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount to the estimated undiscounted future cash flows which the assets or asset groups are expected to generate. If such assets are considered to be impaired, the impairment to be recognized as the amount by which the carrying amount of the assets or asset groups exceeds the estimated discounted future cash flows arising from the assets or asset groups. There have been no such impairments of long-lived assets for any of the periods presented.

Research and development expense

Research and development costs are expensed as incurred and consist of payroll and related expenses, consulting expenses, laboratory and manufacturing supplies, certain allocated expenses, amounts incurred under license agreements, as well as fees paid to others that conduct certain research and development activities on the Company’s behalf.

Accrued research and development

The Company records accrued expenses for estimated costs of research and development activities conducted by third-party service providers, which include preclinical studies and clinical trials and contract manufacturing activities. The Company records the estimated costs of research and development activities based upon the estimated amount of services provided but not yet invoiced, and include these costs in accrued expenses and other current liabilities in the balance sheets and within research and development expense in the statements of operations. These costs are a significant component of the Company’s research and development expenses.

The Company estimates the amount of work completed through discussions with internal personnel and external service providers as to the progress or stage of completion of the services and the agreed-upon fee to be paid for such services. The Company makes significant judgments and estimates in determining the accrued balance in each reporting period. As actual costs become known, the Company adjusts its accrued estimates. Although the Company does not expect its estimates to be materially different from amounts actually incurred, the Company’s understanding of the status and timing of services performed, the number of patients enrolled and the rate of patient enrollment may vary from its estimates and could result in its reporting amounts that are too high or too low in any particular period. The Company’s accrued expenses are dependent, in part, upon the receipt of timely and accurate reporting from clinical research organizations and other third-party service providers. The Company records advance payments to service providers as prepaid assets, which are expensed as the contracted services are performed. To date, there have been no material differences from the Company’s accrued expenses to actual expenses.

Eidos Therapeutics, Inc.

Notes to financial statements

Accrued repurchase liability for common stock

The Company records as a liability, within accrued expenses and other current liabilities, the purchase price of unvested common stock that the Company has a right to repurchase if and when the stockholder ceases to be a service provider to the Company before the end of the requisite service period. The proceeds are recorded as a liability and the proceeds related to the vested common stock is reclassified to additional paid-in capital as the Company’s repurchase right lapses.

Redeemable convertible preferred stock tranche liability

The Company has determined that its obligation to issue additional shares of redeemable convertible preferred stock upon the achievement of certain milestones or at the option of the holder represents a freestanding financial instrument. The instrument is classified as a liability on the balance sheets and is subject to remeasurement at each balance sheet date and any change in fair value is recognized through other income (expense), net in the statements of operations.

Stock-based compensation

The Company maintains performance incentive plans under which incentive stock options and nonqualified stock options are granted to employees and non-employee consultants.

The Company recognizes stock-based compensation expense based on the estimated fair value of stock-based payment awards on the date of grant using the Black-Scholes option-pricing model. The Company uses the straight-line attribution method for recognizing compensation expense. The Company has elected to recognize the actual forfeitures by reducing the employee stock-based compensation expense in the same period as the forfeitures occur.

The Company recognizes the fair value of stock options granted to non-employees as stock-based compensation expense over the period in which the related services are received. Stock-based compensation expense related to stock options granted to non-employees is recognized based on the vesting date fair value of awards as the stock options are earned. The Company believes that the estimated fair value of stock options is more readily measurable than the fair value of the services rendered. In addition, the Company estimates the service period for the awards based on the time that would be required to satisfy the service condition, assuming the service condition will be satisfied. Stock-based compensation expense is recognized over the estimated service period but is accelerated if the performance condition is achieved earlier than estimated.

Income taxes

The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability accounts are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are currently in effect. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Financial statement effects of uncertain tax positions are recognized when it is more-likely-than-not, based on the technical merits of the position, that it will be sustained upon examination. Interest and penalties related to unrecognized tax benefits are included within the provision for income tax. To date, there have been no interest or penalties recorded in relation to the unrecognized tax benefits.

Eidos Therapeutics, Inc.

Notes to financial statements

Comprehensive loss

Comprehensive loss is defined as a change in equity of a business enterprise during a period, resulting from transactions from non-owner sources. There have been no items qualifying as other comprehensive income (loss) and, therefore, for all periods presented, the Company’s comprehensive loss was the same as its reported net loss.

Net loss per share

Basic net loss per common share is calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period, without consideration for potentially dilutive securities. Diluted net loss per common share is the same as basic net loss per common share since the effects of potentially dilutive securities are antidilutive given the net loss of the Company.

Unaudited pro forma net loss per share

Pro forma basic and diluted net loss per share has been computed to give effect to the conversion of the Company’s redeemable convertible preferred stock into common stock as if such conversion had occurred at the beginning of the period or the date of issuance, if later. The unaudited pro forma net loss per share does not include the shares expected to be sold and related proceeds to be received from the Company’s proposed initial public offering.

Recent accounting pronouncements

In November 2015, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. ASU 2015-17 simplifies the presentation of deferred income taxes by requiring deferred tax liabilities and assets to be classified as noncurrent in the Balance Sheet. The standard will be effective for financial statements issued for annual periods beginning after December 15, 2016 for public entities. Early adoption is permitted for financial statements that have not been previously issued. The ASU may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company has early adopted this ASU as of December 31, 2016, on a retrospective basis. The adoption had no impact on the Company’s financial statements due to a full valuation allowance on its deferred tax assets.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which for operating leases requires the lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The guidance also requires a lessee to recognize single lease costs, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. A modified retrospective transition approach is required for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, including a number of optional practical expedients that entities may elect to apply. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company has not determined the potential effects of this ASU on its financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation – Stock Compensation (Topic 718)—Improvements to Employee Share-Based Payment Accounting, which simplifies the accounting for employee share-based transactions. The amendments in this update cover such areas as the recognition of excess tax benefits and deficiencies, the classification of those excess tax benefits on the statements of cash flows, an

Eidos Therapeutics, Inc.

Notes to financial statements

accounting policy election for forfeitures, the amount an employer can withhold to cover income taxes and still qualify for equity classification, and the classification of those taxes paid on the statements of cash flows. ASU 2016-09 is effective for annual periods beginning after December 15, 2016 for all public entities with early adoption permitted. As part of the amendment, the Company has elected to recognize the actual forfeitures by reducing the employee share-based compensation expense in the same period as the forfeitures occur. The adoption had no material impact on its financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The areas affected by ASU 2016-15 are debt prepayment and debt extinguishment costs, settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies (including bank-owned life insurance policies), distributions received from equity method investees, beneficial interests in securitization transactions, and separately identifiable cash flows and application of the predominance principle. Specifically, under this guidance, cash payments for debt prepayment or debt extinguishment costs will be classified as cash outflows for financing activities. The amendments in ASU 2016-15 are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The amendments in ASU 2016-15 will be applied using a retrospective transition method to each period presented. The adoption of ASU 2016-15 is not expected to materially impact the Company’s financial statements.

In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting. ASU 2017-09 provides clarity and reduces the complexity of applying the guidance in Topic 718, Compensation—Stock Compensation, to a change to the terms or conditions of a share-based payment award. This standard is effective for annual periods beginning after December 15, 2017. The Company has adopted this ASU as of December 31, 2017, on a retrospective basis, and the adoption had no material impact on its financial statements.

3. Fair value measurement

Financial assets and liabilities are recorded at fair value. The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Eidos Therapeutics, Inc.

Notes to financial statements

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Financial liabilities measured and recognized at fair value are as follows (in thousands):

	December 31, 2016
	Level 1	Level 2	Level 3	Total

Liabilities:
Redeemable convertible preferred stock tranche liability	$—	$—	$315	$315

Total financial liabilities	$—	$—	$315	$315

There were no financial assets outside of cash in an operating account as of December 31, 2016 and 2017. There were no transfers between Level 1, Level 2 and Level 3 categories during the periods presented. There were no financial liabilities measured at fair value as of December 31, 2017.

The fair value of the redeemable convertible preferred stock tranche liability is based on significant inputs not observed in the market and thus represents a Level 3 measurement. The Company estimates the fair value of the redeemable convertible preferred stock tranche liability using the Black-Scholes option pricing model (See Note 10). The following table sets forth a summary of the changes in the fair value of the Company’s Level 3 financial instrument as follows (in thousands):

	Year ended December 31,
	2016	2017

Redeemable convertible preferred stock tranche liability:
Balance—beginning of period	$—	$315
Issuance of Seed Series redeemable convertible preferred stock tranche liability	287	—
Loss (gain) on the change in fair value upon revaluation	151	(75)
Settlement of the redeemable convertible preferred stock tranche liability	(123)	(240)

Balance—end of period	$315	$—

4. Balance sheet components

Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31,
	2016	2017
Prepaid clinical and research related expenses	$—	$432
Other current assets	7	52

Total prepaid expenses and other current assets	$7	$484

Eidos Therapeutics, Inc.

Notes to financial statements

Property and equipment, net

Property and equipment, net consisted of the following (in thousands):

	December 31,
	2016	2017
Furniture and computer equipment	$—	$41
Leasehold improvements	—	77

Total property and equipment	—	118
Less: accumulated depreciation and amortization	—	(4)

Total property and equipment, net	$—	$114

Depreciation and amortization expense for the years ended December 31, 2016 and 2017 was zero and $4,000, respectively.

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31,
	2016	2017
Accrued research and development costs	$82	$564
Accrued employee related expenses	12	606
Liability for unvested stock, short-term	18	109
Accrued other current liabilities	28	21

Total accrued expenses and other current liabilities	$140	$1,300

As of December 31, 2016 and 2017, the balances of $45,000 and $208,000, respectively, in other liabilities related to the long-term liability for unvested stock.

5. Convertible note

In September 2015, the Company entered into a convertible note with a related party, a stockholder of the Company. The principal amount of the convertible note was $25,000 with a fixed interest rate of 5% per annum. The note was convertible at the option of the holder at the next equity financing of at least $1.5 million at a price of 80% of the new equity price. The conversion feature was deemed to be a freestanding derivative with an initial fair value of $6,000. In April 2016, the entire amount due, including accrued interest of $1,000, was converted into 24,202 shares of Series Seed redeemable convertible preferred stock (see Note 9). The derivative liability related to the convertible note of $6,000 was recorded in other income (expense), net in the statement of operations at the date of conversion in April 2016.

6. Commitments and contingencies

Lease arrangements

In September 2017, the Company entered into a one-year operating lease for laboratory facilities in San Francisco, California. In November 2017, the Company entered into an operating lease for a facility in San

Eidos Therapeutics, Inc.

Notes to financial statements

Francisco, California, which expires in November 2022. The Company has provided a security deposit of $158,000 as collateral for the lease, which is included in other assets on the balance sheet.

Future minimum lease payments as of December 31, 2017 are as follows (in thousands):

Year ending December 31:	Amount
2018	$325
2019	327
2020	337
2021	347
2022	327

Total future minimum lease payments	$1,663

The Company’s rent expense was $23,000 and $131,000 for the years ended December 31, 2016 and 2017, respectively, of which $23,000 and $76,000 was incurred pursuant to the service agreement with BridgeBio Services, Inc., an affiliate of BridgeBio Pharma LLC, for the years ended December 31, 2016 and 2017, respectively (see Note 7). Rent expense is recognized on a straight-line basis over the terms of the Company’s leases and accordingly, the Company recorded the difference between rent expense and amount paid under the leases as deferred rent liability within other liabilities in the balance sheets. Incentives granted under the Company’s facility lease, including allowances to fund leasehold improvements, are deferred and recognized as adjustments to rent expense on a straight-line basis over the term of the lease.

Indemnification

In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to vendors, lessors, business partners, board members, officers, and other parties with respect to certain matters, including, but not limited to, losses arising out of breach of such agreements, services to be provided by the Company, negligence or willful misconduct of the Company, violations of law by the Company, or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with directors and certain officers and employees that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees. No demands have been made upon the Company to provide indemnification under such agreements, and thus, there are no claims that the Company is aware of that could have a material effect on the Company’s balance sheets, statements of operations, or statements of cash flows.

7. Related party transactions

BridgeBio Pharma LLC and its affiliates, or BBP LLC, is a controlling investor in the Company, as it owned 47% and 75% of the Company’s total outstanding shares as of December 31, 2016 and 2017. In April 2016, the Company began receiving consulting, management, facility and infrastructure services pursuant to a services agreement with BBP LLC. The initial agreement was entered into on March 1, 2016 and was superseded by the subsequent agreement effective as of May 1, 2017. The Company incurred the following expenses: rent of $23,000 and $76,000, facility related costs of $15,000 and $65,000 and consulting expenses of $123,000 and $656,000 for the years ended December 31, 2016 and 2017, respectively. As of December 31, 2016 and 2017, the Company had an outstanding receivable from BBP LLC of $5,000 and $67,000, respectively, related to

Eidos Therapeutics, Inc.

Notes to financial statements

providing services to other subsidiaries of BBP LLC. As of December 31, 2016 and 2017, the Company had an outstanding liability due to BBP LLC of $59,000 and $372,000, respectively.

In April 2016, the Company entered into a consulting agreement with Dr. Graef, one of the Company’s founders. Pursuant to the consulting agreement, Dr. Graef agreed to provide consulting services in connection with the discovery and development of novel TTR stabilizers. As compensation for these services, Dr. Graef is entitled to an annual fee in the amount of up to $150,000 and reimbursement by the Company for pre-approved expenses. The consulting agreement has a term of four years but may be terminated by either party for any reason with thirty days’ prior notice. During the years ended December 31, 2016 and December 31, 2017, the Company incurred $112,500 and $150,000, respectively, for services under the consulting agreement.

In August 2016, the Company entered into a consulting agreement with Dr. Alhamadsheh, one of the Company’s founders. Pursuant to the consulting agreement, Dr. Alhamadsheh agreed to provide consulting services in connection with the discovery and development of novel TTR stabilizers. As compensation for these services, Dr. Alhamadsheh is entitled to an annual fee in the amount of up to $115,000 and reimbursement by the Company for pre-approved expenses. The consulting agreement has a term of two years but may be terminated by either party for any reason with thirty days’ prior notice. During the years ended December 31, 2016 and December 31, 2017, the Company incurred $84,000 and $115,000, respectively, for services under the consulting agreement.

In December 2017, the Company issued 195,273 shares of common stock to each of Dr. Alhamadsheh and Dr. Graef in order to offset dilution to their ownership in connection with the Company’s issuance of additional shares of Series Seed redeemable convertible preferred stock in financing transactions (See Note 12). In addition, the Company accrued a “gross-up” amount of $83,000 to each of Dr. Alhamadsheh and Dr. Graef for the taxes owed by Dr. Alhamadsheh and Dr. Graef as a result of such issuance of common stock.

8. Income taxes

No provision for income taxes was recorded for the years ended December 31, 2016 and 2017. The Company has incurred net operating losses since its inception. The Company has not reflected any benefit of such net operating loss carryforwards in the financial statements. The Company has established a full valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets.

In December 2017, the SEC staff issued SAB 118, which provides guidance for the tax effect of the Tax Cuts and Jobs Act of 2017, or the Tax Act. SAB 118 provides a measurement period that should not extend beyond one year from the Tax Act’s enactment date for companies to complete the accounting under Accounting Standards Codification Topic 740, Income Taxes, or ASC 740. In accordance with SAB 118, the Company must reflect the income tax effects of those aspects of the Tax Act for which the accounting under ASC 740 is complete. To the extent that the Company’s accounting for certain income tax effects of the Tax Act is incomplete, but it is able to determine a reasonable estimate, the Company must record a provisional estimate in its financial statements. If the Company cannot determine a provisional estimate to be included in its financial statements, it should continue to apply ASC 740 on the basis of the provisions of the tax laws that were in effect immediately before the enactment of the Tax Act. The $1.6 million decrease in deferred tax assets and corresponding adjustment to the valuation allowance represent the Company’s reasonable estimates based on the corporate tax rate reduction to 21% from 35% for tax years beginning after December 31, 2017 and are provisional amounts within the meaning of SAB 118. Also, it is expected that the U.S. Treasury will issue

Eidos Therapeutics, Inc.

Notes to financial statements

regulations and other guidance on the application of certain provisions of the Tax Act. In subsequent periods, but within the measurement period, the Company will analyze that guidance and other necessary information to refine its estimates and complete its accounting for the tax effects of the Tax Act as necessary.

The effective tax rate of the provision for income taxes differs from the federal statutory rate as follows:

	Year ended December 31,
	2016	2017
Federal statutory income tax rate	34.0%	34.0%
State taxes	—	—
Federal rate change impact due to Tax Act	—	(13.4)
Research and development credits	2.1	1.5
Stock-based compensation	—	(1.5)
Change in fair value of convertible note	(2.1)	—
Other permanent differences	(1.3)	(0.5)
Change in valuation allowance	(32.7)	(20.1)

	0.0%	0.0%

The income tax effect of temporary differences that give rise to significant portions of the Company’s deferred tax assets is presented below (in thousands):

	December 31,
	2016	2017

Deferred tax assets:
Net operating loss carryforward	$873	$3,596
Research and development credits	66	355
Stock-based compensation	43	208
Other	—	32

Total deferred tax assets	982	4,191
Less: valuation allowance	(982)	(4,191)

Total deferred tax assets, net	$—	$—

As of December 31, 2017, the Company has net operating loss carryforwards of approximately $12.8 million and $12.9 million, respectively, available to reduce future taxable income, if any, for federal and California state income tax purposes. The net operating losses will begin to expire in 2037.

As of December 31, 2017, the Company has federal research and development credit carryforwards of $331,000, which will expire beginning in 2037 if not utilized. As of December 31, 2017, the Company has California research and development credit carryforwards of $223,000. The California research and development credits have no expiration date.

The Company has established a full valuation allowance against its deferred tax assets due to the uncertainty surrounding realization of such assets. The net increase in the valuation allowance for the years ended December 31, 2016 and 2017 was $1.0 million and $3.2 million, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the

Eidos Therapeutics, Inc.

Notes to financial statements

deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, and projected future taxable income in making this assessment. Based on these factors, management has provided a full valuation allowance for its deferred tax assets.

Federal and state laws impose substantial restrictions on the utilization of net operating loss and tax credit carryforwards in the event of an ownership change for tax purchases, as defined in Section 382 of the Internal Revenue Code. As a result of such ownership changes, the Company’s ability to realize the potential future benefit of tax losses and tax credits that existed at the time of the ownership change may be significantly reduced.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	December 31,
	2016	2017
Balance at beginning of year	$—	$31
Additions based on tax positions related to current year	31	135

Balance at end of year	$31	$166

The Company’s unrecognized gross tax benefits would not reduce the annual effective tax rate if recognized because it has recorded a full valuation allowance on its deferred tax assets. The Company does not foresee any material changes to the gross unrecognized tax benefit within the next twelve months. The Company’s policy is to recognize interest and/or penalties related to income tax matters in income tax expense.

The Company files income tax returns in the United States and California. The Company currently has no federal or state tax examinations in progress. The Company did not recognize any accrued interest and penalties related to gross unrecognized tax benefits related to the year ended December 31, 2017. All years are open for examination by federal and state authorities.

9. Redeemable convertible preferred stock

In April 2016, the Company completed a Series Seed redeemable convertible preferred stock financing. The initial total committed amount was $8.0 million to be received in three tranches. The first tranche of $1.0 million was received and 754,831 shares were issued in April 2016 and the second tranche of $3.0 million was received and 2,264,492 shares were issued in September 2016. The third tranche of $4.0 million was received and 3,019,323 shares were issued in March 2017. In September 2017, the Company completed an extension of its Series Seed redeemable convertible preferred stock financing for a total of $9.0 million and 6,793,477 shares were issued. The Company also converted notes payable, derivative liability and accrued interest of $32,000 (see Note 5) into 24,202 shares of Series Seed redeemable convertible preferred stock concurrently with the first tranche of this financing in April 2016.

Redeemable convertible preferred stock as of December 31, 2016 consists of the following:

Series	Shares authorized	Shares outstanding	Price per share	Proceeds, net of issuance cost (in thousands)	Liquidation amount (in thousands)
Seed	8,000,000	3,043,525	$1.3248	$3,927	$4,032

Eidos Therapeutics, Inc.

Notes to financial statements

Redeemable convertible preferred stock as of December 31, 2017 consists of the following:

Series	Shares authorized	Shares outstanding	Price per share	Proceeds, net of issuance cost (in thousands)	Liquidation amount (in thousands)
Seed	14,000,000	12,856,325	$1.3248	$16,920	$17,032

The holders of the redeemable convertible preferred stock have various rights and preferences as follows:

Voting rights

The holders of redeemable convertible preferred stock are entitled to vote on all matters on which the common stockholders are entitled to vote. Holders of redeemable convertible preferred and common stock generally vote together as a single class, not as separate classes. Each holder of redeemable convertible preferred stock is entitled to the number of votes equal to the number of shares of common stock into which the shares of redeemable convertible preferred stock held by such holder are convertible.

As long as at least 250,000 shares of redeemable convertible preferred stock remain outstanding, the Company must obtain approval from a majority of the holders of the then outstanding shares of redeemable convertible preferred stock in order to alter or change the rights, preferences and privileges of preferred stock, change the authorized number of preferred and common stock, create a new class or series of shares having any rights, preferences or privileges superior to or on parity with any outstanding shares of redeemable convertible preferred stock, purchase or redeem or declare or pay any dividend or distribution on shares of capital stock (subject to certain exceptions), merge, consolidate with or implement a reorganization that would result in the transfer of 50% of the voting power of the Company, sell all or substantially all of the Company’s assets, liquidate, dissolve or wind up the business and affairs of the Company, or change the authorized number of directors.

Dividends

The holders of shares of Series Seed redeemable convertible preferred stock are entitled to receive noncumulative cash dividends at a rate of 8% per share, only when, as and if declared by the board of directors. In the event dividends are paid on any share of common stock, the Company will pay an additional dividend on all outstanding shares of preferred stock in a per share amount equal (on an as-converted to common stock basis) to the amount paid or set aside for each share of common stock. No dividends were declared as of December 31, 2016 and 2017.

Liquidation preference

A liquidation, dissolution or winding up of the Company, a merger or consolidation after which the shares of capital stock of the Company immediately prior to such transaction do not represent or are not exchanged for shares representing a majority in voting power of the surviving or resulting entity, or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the Company’s assets would trigger a redemption event. Accordingly, the redemption event is outside the control of the Company, and all shares of preferred stock have been presented outside of permanent equity. Further, the Company has elected not to adjust the carrying values of the Series Seed redeemable convertible preferred stock to the liquidation

Eidos Therapeutics, Inc.

Notes to financial statements

preference of such shares, since it is uncertain whether or when a redemption event will occur. Subsequent adjustments to increase the carrying value to the redemption values will be made when it becomes probable that such redemption will occur.

In the event of any liquidation, dissolution or winding up of the Company, a merger or consolidation after which the shares of capital stock of the Company immediately prior to such transaction do not represent or are not exchanged for shares representing a majority in voting power of the surviving or resulting entity, or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the Company’s assets, the holders of Series Seed redeemable convertible preferred stock are entitled to receive prior to and in preference to any distribution to holders of common stock, an amount equal to $1.3248 per share plus any declared but unpaid dividends on such shares. The remaining assets, if any, shall be distributed to the holders of common stock. Should the Company’s legally available assets be insufficient to satisfy the liquidation preferences, the funds will be distributed ratably among the holders of Series Seed redeemable convertible preferred stock in proportion to the preferential amount each holder is otherwise entitled to receive.

Conversion

Each share of Series Seed redeemable convertible preferred stock is convertible, at the option of the holder, into the number of shares of common stock into which such shares are convertible at the then effective conversion ratio. The initial conversion price per share for Series Seed redeemable convertible preferred stock is $1.3248 per share. The initial conversion price is subject to adjustment from time to time for events such as future stock splits, combinations and dividends. Additionally, the conversion price is subject to adjustment from time to time in the event of dilutive issuances based on a broad-based weighted-average anti-dilution formula. As of December 31, 2016 and 2017, the redeemable convertible preferred stock is convertible into common stock on a one for 1.196 basis.

Each share of Series Seed redeemable convertible preferred stock is convertible into common stock automatically upon the earlier of (i) immediately prior to the completion of the sale of shares of common stock at a price of at least $6.624 per share in a firm commitment underwritten public offering in which the public offering aggregate gross proceeds raised equals or exceeds $30.0 million, or (ii) the Company’s receipt of a written request for such conversion from the holders of a majority of the then outstanding shares of redeemable convertible preferred stock.

Redemption and classification

The Company has classified the redeemable convertible preferred stock as mezzanine equity on the balance sheets as the stock is contingently redeemable. Upon the occurrence of certain change in control events that are outside the Company’s control, including liquidation, sale or transfer of the Company, holders of the redeemable convertible preferred stock can cause redemption for cash to the extent permitted by applicable law.

10. Redeemable convertible preferred stock tranche liability

In April 2016, the Company entered into a Series Seed Preferred Stock Purchase Agreement, or the Agreement, for the issuance of up to 6,062,848 shares of Series Seed redeemable convertible preferred stock at a price of $1.3248 per share in three closings. Upon the initial closing on April 4, 2016, 754,831 shares of Series Seed

Eidos Therapeutics, Inc.

Notes to financial statements

redeemable convertible preferred stock were issued for gross proceeds of $1.0 million and 24,202 shares were issued upon conversion of outstanding convertible note principal balance and accrued interest of $26,000. According to the initial terms of the Agreement, the Company can issue 5,283,815 shares under the same terms as the initial closing, in two subsequent closings contingent upon the achievement of certain scientific milestones. The second tranche of $3.0 million was received and 2,264,492 shares were issued in September 2016. The third tranche of $4.0 million was received and 3,019,323 shares were issued in March 2017.

The Company has determined that the Company’s obligation to issue additional shares of its redeemable convertible preferred stock represents a freestanding financial instrument. The freestanding redeemable convertible preferred stock tranche liability is initially recorded at fair value, with fair value changes recognized as increases or reductions in other income (expense), net in the statements of operations. The Company continued to adjust the liability for changes in the estimated fair value until the settlement of the redeemable convertible preferred stock tranche liability. At such time, any remaining value of the redeemable convertible preferred stock tranche liability was reclassified to redeemable convertible preferred stock with no further remeasurement required. The Company had recorded a redeemable convertible preferred stock tranche liability in April 2016 of $287,000 related to the Series Seed redeemable convertible preferred stock financing.

The Company estimated the fair value of the preferred stock liability using a Black-Scholes option pricing model using the following assumptions to determine the fair value of the redeemable convertible preferred stock tranche liability:

Expected term—The expected term represents the period for which the redeemable convertible preferred stock tranche liabilities are expected to be outstanding, which is estimated to be the remaining contractual term.

Expected volatility—The volatility data was estimated based on a study of publicly traded industry peer companies, as there is no trading history for our redeemable convertible preferred stock. For purposes of identifying these comparable peer companies, the Company considered the industry, stage of development, size and financial leverage. The Company has measured historical volatility over a period equivalent to the expected term and believes that historical volatility provides a reasonable estimate of future expected volatility.

Expected dividends—The Black-Scholes valuation model calls for a single expected dividend yield as an input. The Company currently has no history or expectation of paying cash dividends on its preferred stock.

Risk-free interest rate—The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the redeemable convertible preferred stock tranche liability.

The Black-Scholes option pricing model resulted in a tranche liability of $123,000 for the second milestone closing and $164,000 for the third milestone closing using the following assumptions: estimated equity value of $2.1 million, a term of three years, a risk-free rate of 0.87%, a volatility of 75%, and a dividend yield of 0.0%.

The second milestone closing redeemable convertible preferred stock tranche liability was revalued at the time of settlement (September 7, 2016) and therefore, $123,000 was reclassified to redeemable convertible preferred stock at that date. The third milestone closing fair value was remeasured as of December 31, 2016 with the following assumptions: estimated equity value was $4.0 million, a term of 2.5 years, a risk-free rate of 1.34%, a volatility of 76% and a dividend yield of 0.0% resulting in a fair value of $315,000. The Company recorded the change in fair value of $151,000 as other income (expense), net in the statements of operations for the year ended December 31, 2016.

Eidos Therapeutics, Inc.

Notes to financial statements

The redeemable convertible preferred stock tranche liability for the third milestone was settled in March 2017 at the time of the final tranche closing of the Series Seed redeemable convertible preferred stock and the remeasured liability balance of $240,000 was reclassified to redeemable convertible preferred stock. The final closing fair value was remeasured with the following assumptions: estimated equity value was $4.0 million, a term of 2.3 years, a risk-free rate of 1.40%, a volatility of 70% and a dividend yield of 0.0%. The Company recorded the change in fair value of $75,000 in other income (expense), net in the statements of operations for the year ended December 31, 2017.

11. Common stock

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors, subject to prior rights of the preferred stockholders.

The Company has reserved common stock, on an as-converted basis, for issuance as follows:

	December 31,
	2016	2017
Redeemable convertible preferred stock outstanding, as-converted	3,640,055	15,376,164
Options issued and outstanding	30,068	846,166
Options available for future grants	643,922	670,994

Total	4,324,045	16,893,324

12. Stock option plan

In April 2016, the Company established its 2016 Equity Incentive Plan, or the 2016 Plan, which provides for the granting of stock options to employees and consultants of the Company. Options granted under the 2016 Plan may be either incentive stock options, or ISOs, nonqualified stock options, or NSOs or restricted stock awards. ISOs may be granted only to Company employees (including officers and directors who are also employees). NSOs may be granted to Company employees and consultants. As of December 31, 2016 and 2017, the Company has reserved 1,088,696 and 2,583,696 shares of common stock for issuance under the 2016 Plan, respectively.

The exercise price of an ISO and NSO shall not be less than 100% of the estimated fair value of the shares on the date of grant, as determined by the Board of Directors. The exercise price of an ISO granted to an employee who at the time of grant is a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, as determined by the Board of Directors. To date, options have a term of ten years and generally vest over a four-year period with annual cliff vesting and the balance monthly over 36 months.

Eidos Therapeutics, Inc.

Notes to financial statements

2016 Plan award activity is as follows (in thousands, except per share and per share data and years):

	Number of options available for grant	Options outstanding	Weighted- average exercise price per option	Weighted- average remaining contractual life (years)	Aggregate intrinsic value
Outstanding—December 31, 2015	—	—	$—
Additional authorized	1,088,696	—	—
Granted	(444,774)	444,774	0.15
Exercised	—	(414,706)	0.15

Outstanding—December 31, 2016	643,922	30,068	$0.15	9.62	$—
Additional authorized	1,495,000	—	—
Granted	(1,467,928)	1,467,928	0.55
Exercised	—	(651,830)	0.48

Outstanding—December 31, 2017	670,994	846,166	$0.59	9.97	$4,384

Vested and expected to vest—December 31, 2017		846,166	$0.59	9.97	$4,384

Exercisable—December 31, 2017		47,725	$0.49	9.80	$252

Aggregate intrinsic value represents the difference between the Company’s estimated fair value of its common stock and the exercise price of outstanding in–the–money options. The total intrinsic value of options exercised was zero and $2.9 million for the years ended December 31, 2016 and 2017.

The total fair value of shares vested during the year ended December 31, 2016 and 2017 was $4,000 and $534,000, respectively.

Stock options valuation

The fair value of the Company’s shares of common stock underlying its stock options has historically been determined by the Company’s Board of Directors. Because there has been no public market for the Company’s common stock, the Company’s Board of Directors has determined fair value of the common stock at the time of grant of the option by considering a number of objective and subjective factors including important developments in the Company’s operations, valuations performed by an independent third party, sales of redeemable convertible preferred stock, actual operating results and financial performance, the conditions in the biotechnology industry and the economy in general, the stock price performance and volatility of comparable public companies, and the lack of liquidity of the Company’s common stock, among other factors.

The determination of the fair value of stock-based payment awards on the date of grant is affected by the stock price, as well as assumptions regarding a number of complex and subjective variables. These variables include expected stock price volatility over the term of the awards, actual and projected employee/consultant stock option exercise behaviors, risk-free interest rates, and expected dividends. Estimating the fair value of equity-settled awards as of the grant date using valuation models, such as the Black-Scholes option pricing model, is affected by assumptions regarding a number of complex variables. These inputs include:

Fair value of common stock—Given the absence of a public trading market, the Company’s board of directors considered numerous objective and subjective factors to determine the fair value of common

Eidos Therapeutics, Inc.

Notes to financial statements

stock at each meeting at which awards were approved. The factors included, but were not limited to: (i) third-party valuations of common stock; (ii) the prices, rights, preferences and privileges of the redeemable convertible preferred stock relative to those of common stock; (iii) the lack of marketability of common stock; (iv) actual operating and financial results; (v) current business conditions and projections; and (vi) the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions.

Expected term—The Company has opted to use the “simplified method” for estimating the expected term of the options, whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the option. For non-employees, the term is the remaining contractual term of the option.

Expected volatility—For all stock options granted to date, the volatility data was estimated based on a study of publicly traded industry peer companies, as there is no trading history for the Company’s common stock. For purposes of identifying these peer companies, the Company considered the industry, stage of development, size and financial leverage of potential comparable companies.

Risk-free interest rate—The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the equity-settled award.

Expected dividend—The Black-Scholes valuation model calls for a single expected dividend yield as an input. The Company currently has no history or expectation of paying cash dividends on its common stock.

The estimated grant-date fair values of the employee and non-employee stock options for the year ended December 31, 2016 were calculated using the Black-Scholes valuation model, based on the following weighted-average assumptions:

	Year ended December 31, 2016
	Employee	Non-employee
Expected term (in years)	6.08	10.00
Expected volatility	76.23%	79.62%
Risk-free interest rate	1.34%	1.57%
Expected dividend	—	—

The estimated grant-date fair values of the employee and non-employee stock options for the year ended December 31, 2017 were calculated using the Black-Scholes valuation model, based on the following weighted-average assumptions:

	Year ended December 31, 2017
	Employee	Non-employee
Expected term (in years)	5.83	9.66
Expected volatility	68.40%	80.08%
Risk-free interest rate	2.27%	2.41%
Expected dividend	—	—

Eidos Therapeutics, Inc.

Notes to financial statements

Accrued repurchase liability for common stock early exercises

During the years of December 31, 2016 and 2017, there were 300,512 shares and 496,215 shares, respectively, of common stock issued upon the early exercise of stock options prior to the vesting of the underlying shares. These shares are subject to repurchase by the Company at the original issuance price upon termination of the services received from the holder of the option. The right to repurchase these shares generally lapses with respect to 25% of the shares underlying the option after one year of service to the Company and 1/48 of the shares underlying the original grant per month over 36 months thereafter. The shares purchased by the employees pursuant to the early exercise of stock options are not deemed, for accounting purposes, to be issued until those shares vest. The cash received in exchange for exercised and unvested shares related to stock options granted is recorded as a liability for the early exercise of stock options on the balance sheets. As of December 31, 2016 and 2017, the Company recorded $46,000 and $287,000, respectively, associated with shares issued upon the early exercise of stock options that are subject to repurchase rights as a liability.

Restricted stock

In August 2013, the Company issued 3,588,000 shares of common stock to founders at a price of $0.001 per share in exchange for intellectual property and for ongoing consulting services. Under the related stock purchase agreements, the Company has the right to repurchase the common stock at $0.001 per share, which right lapses as the shares vest, which is 25% cliff after one year and monthly thereafter over 36 months. As of December 31, 2016 and 2017, 598,000 and zero shares remained subject to purchase under the related stock purchase agreements, which were valued at less than $1,000 and zero, respectively.

In December 2017, the Company issued 390,546 shares of common stock for no consideration to the founders pursuant to the Series Seed Preferred Stock Purchase Agreement and license agreement (see Note 13) in connection with certain anti-dilution rights held by these parties. If the shares issued under the license agreement represent less than 1% of the shares issued and outstanding of common stock on an as-converted basis, the Company will issue additional common stock to the founders and Stanford University. The Company has the right to repurchase the common stock at the fair value per share on the date of repurchase, which right lapses as the shares vest, which is 25% cliff after one year and monthly thereafter over 36 months. In order to vest, the holders are required to provide continued service to the Company. As of December 31, 2017, 390,546 shares remained subject to repurchase.

The Company recognizes stock-based compensation expense over the period in which the related services from the founders are received. Stock-based compensation expense related to the restricted stock is recognized based on the vesting date fair value of stock using Black-Scholes pricing model. During the years of December 31, 2016 and 2017, $103,000 and $273,000, respectively, was recognized as stock-based compensation expense related to the restricted stock.

During the years of December 31, 2016 and 2017, the Company issued 114,194 shares and 89,687 shares of common stock to an employee at a purchase price ranging from $0.15 to $0.59 per share. These shares are subject to repurchase by the Company at the fair value per share on the date of repurchase. The right to repurchase these shares lapses with respect to 25% of the underlying shares after one year of service to the Company and 1/48th of the shares per month over 36 months thereafter or 1/48th of the share per month over 48 months. The cash received for the purchase of these shares was recorded as a liability on the balance sheets. As of December 31, 2016 and 2017, the Company recorded $17,000 and $30,000, respectively, associated with 114,194, and 134,789 shares, respectively, remained subject to repurchase rights as a liability.

Eidos Therapeutics, Inc.

Notes to financial statements

Stock-based compensation expense

During the year ended December 31, 2016, the Company granted stock options and restricted stock awards to employees and non-employees to purchase 414,706 and 30,048 shares of common stock, respectively, with a weighted-average grant date fair value of $0.10 and $0.12 per share, respectively. During the year ended December 31, 2017, the Company granted stock options and restricted stock awards to employees and non-employees to purchase 1,278,368 and 189,577 shares of common stock, respectively, with a weighted-average grant date fair value of $4.91 and $5.17 per share, respectively.

Total stock-based compensation recognized for both employees and non-employees was as follows (in thousands):

	Year ended December 31,
	2016	2017
Research and development	$103	$519
General and administrative	4	629

Total stock-based compensation expense	$107	$1,148

As of December 31, 2017, there was $8.2 million of total unrecognized compensation cost related to unvested stock-based compensation arrangements under the 2016 Plan. The unrecognized stock-based compensation cost is expected to be recognized over a weighted-average period of 3.7 years.

13. License agreement

In April 2016, the Company entered into a license agreement with the Board of Trustees of the Leland Stanford Junior University, or Stanford University relating to the Company’s drug discovery and development initiatives. Under this agreement, the Company has been granted certain worldwide exclusive licenses to use the licensed compounds. The Company paid an upfront license payment of $25,000 in April 2016, which was recorded as research and development expense and issued 56,809 shares of common stock. The value of this equity was recorded, at fair value of $0.15 per share, as research and development expense of $8,000 during the year ended December 31, 2016. In March 2017, the Company paid a license fee of $10,000, which was recorded as research and development expense during the year ended December 31, 2017. Under the agreement, the Company will issue additional shares of common stock without further consideration to ensure the number of shares issued to the founders, as the license inventors, and Stanford University does not represent less than 1% of the Company’s total outstanding shares through the completion of $8.0 million in Series Seed financing. Stanford University retains participation rights to purchase up to 10% of equity in future private financings at the then fair value of the equity. The Company may also be required to make future payments of up to approximately $1.0 million to Stanford University upon achievement of specific intellectual property, clinical and regulatory milestone events, as well as pay royalties in the low single digits on future net sales, if any. In addition, the Company is obligated to pay Stanford University a percentage of non-royalty revenue received by the Company from its sublicensees, with the amount owed decreasing annually for three years based on when the applicable sublicense agreement is executed.

Eidos Therapeutics, Inc.

Notes to financial statements

14. Net loss per share

The following table sets forth the calculation of basic and diluted net loss per common share during the periods presented (in thousands, except share and per share data), which excludes shares which are legally outstanding, but subject to repurchase by the Company:

	Year ended December 31,
	2016	2017

Numerator:
Net loss—basic and diluted	$(2,542)	$(11,941)

Denominator:
Weighted-average shares outstanding used in computing net loss per share – basic and diluted	2,599,641	3,596,673

Net loss per share—basic and diluted	$(0.98)	$(3.32)

The following outstanding shares were excluded from the computation of the diluted net loss per common share for the periods presented because their effect would have been anti-dilutive.

	Year ended December 31,
	2016	2017
Redeemable convertible preferred stock on an as-converted basis	3,640,055	15,376,164
Options to purchase common stock	30,048	846,163
Common stock subject to vesting or repurchase	1,012,707	1,216,308

Total	4,682,810	17,438,635

15. Pro forma net loss per share (unaudited)

The following table sets forth (in thousands, except share and per share amounts) the computation of the Company’s unaudited pro forma basic and diluted net loss per common share after giving effect to the conversion of the redeemable convertible preferred stock using the as-converted method into common stock as though the conversion had occurred at the beginning of the period presented or date of issuance, if later.

Year ended December 31, 2017
Net loss used in computing pro forma net loss per share, basic and diluted	$(11,941)

Weighted-average shares used to compute net loss per share, basic and diluted	3,596,673
Pro forma adjustment to reflect assumed conversion of redeemable convertible preferred stock	9,180,390

Shares used to compute pro forma net loss per share, basic and diluted	12,777,063

Pro forma net loss per share, basic and diluted	$(0.93)

Eidos Therapeutics, Inc.

Notes to financial statements

16. Subsequent events

In February 2018, the Company entered into a Note and Warrant Purchase Agreement with BBP LLC and issued a convertible note in the principal amount of $10.0 million. The note has a maturity date in February 2019 and an annual interest rate of 5.0%. The note is convertible into future preferred stock at a 30% discount to the price paid by investors in the Company’s next preferred equity financing of at least $10.0 million or convertible into common stock at the price per share in an IPO with aggregate proceeds of at least $30.0 million. In connection with the convertible note, the Company issued warrants for the purchase of $4.0 million in shares of the Company’s Series Seed redeemable convertible preferred stock or the Company’s preferred stock in the next equity financing. The exercise period commences upon the earlier of the closing of the next qualified financing and the consummation of a deemed liquidation event. The exercise price of the warrant is the price lesser of the per share in the next equity financing or the purchase price of Series Seed redeemable convertible preferred stock of $1.3248 per share. If the warrant remains outstanding upon the consummation of this offering, the warrant will automatically be deemed net-exercised in full immediately prior to the completion of this offering at the initial public offering price.

The Company has reviewed and evaluated subsequent events through March 22, 2018 the date the financial statements were available for issuance. In connection with the reissuance of the audited financial statements to reflect the 1.196 for 1 stock split as described in Note 1, the Company has evaluated subsequent events through June 7, 2018, the date of the audited financial statements were available to be reissued.

17. Subsequent events – Unaudited

On March 29, 2018, the Company sold an aggregate of 1,476,715 shares of Series B redeemable convertible preferred stock at a purchase price of $10.8348 per share for a total purchase price of $16.0 million and converted $10.0 million of notes payable plus interest into 1,324,823 shares of Series B redeemable convertible preferred stock at a conversion price of $7.5844 per share.

In May 2018, the Company issued 4,430,162 shares of Series B redeemable convertible preferred stock at a purchase price of $10.8348 per share, for total proceeds of $48.0 million. The issuance of the shares is in connection with the additional shares related to the put option asset pertaining to the Series B redeemable convertible preferred stock financing in March 2018. The tranche liability will be remeasured at the closing date of the additional shares to the then fair value and the tranche liability and put option asset balances will be reclassified to redeemable convertible preferred stock.

On May 22, 2018, the Board of Directors approved the amendment to the certificate of incorporation to increase the number of redeemable convertible preferred stock authorized and available for issuance by 369,180 shares.

On June 6, 2018, the Company’s board of directors approved an amendment to the Company’s amended and restated certificate of incorporation to effect a split of the Company’s issued and outstanding common stock at a 1.196 for 1 ratio. The par value and authorized shares of common stock and convertible preferred stock were not adjusted as a result of the split. All issued and outstanding common stock, options to purchase common stock and per share amounts contained in the financial statements have been retroactively adjusted to reflect the stock split for all periods presented. The financial statements have also been retroactively adjusted to reflect a proportional adjustment to the conversion ratio for each series of preferred stock that will be effected in connection with the stock split.

On June 6, 2018 the board of directors increased the authorized number of shares of common stock to 32,292,000 with a par value of $0.001.

Eidos Therapeutics, Inc.

Unaudited Condensed Balance sheets

(in thousands, except for share and per share amounts)

	December 31,	March 31,	Pro forma March 31,
	2017	2018	2018

ASSETS

CURRENT ASSETS:
Cash	$5,497	$25,269
Related party receivable	67	76
Prepaid expenses and other current assets	484	624

Total current assets	6,048	25,969
Property and equipment, net	114	218
Redeemable convertible preferred stock put option asset	—	1,527	$—
Other assets	181	1,109

TOTAL ASSETS	$6,343	$28,823

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY

CURRENT LIABILITIES:
Accounts payable	$566	$1,667
Related party payable	372	327
Accrued expenses and other current liabilities	1,300	2,744

Total current liabilities	2,238	4,738
Redeemable convertible preferred stock tranche liability	—	2,028	—
Redeemable convertible preferred stock warrant liability	—	841	—
Other liabilities	273	439

TOTAL LIABILITIES	2,511	8,046

Commitments and contingencies (Note 14)
Redeemable convertible preferred stock, $0.001 par value; 14,000,000 and 20,088,025 shares authorized as of December 31, 2017 and March 31, 2018, respectively; 12,856,325 and 15,657,863 shares issued and outstanding as of December 31, 2017 and March 31, 2018, respectively; aggregate liquidation preference of $17,032 and $30,354 as of December 31, 2017 and March 31, 2018, respectively; no shares authorized, issued and outstanding, pro forma	17,028	46,603	—

STOCKHOLDERS’ (DEFICIT) EQUITY:
Common stock, $0.001 par value; 20,000,000 and 27,000,000 shares authorized as of December 31, 2017 and March 31, 2018, respectively; 5,137,771 and 5,333,010 shares issued and outstanding as of December 31, 2017 and March 31, 2018, respectively; 150,000,000 shares authorized, 24,266,053 issued or outstanding, pro forma	4	4	24
Additional paid-in capital	1,332	4,281	52,206
Accumulated deficit	(14,532)	(30,111)	(30,111)

TOTAL STOCKHOLDERS’ (DEFICIT) EQUITY	(13,196)	(25,826)	22,119

TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY	$6,343	$28,823

The accompanying notes are an integral part of these unaudited condensed financial statements.

Eidos Therapeutics, Inc.

Unaudited Condensed Statements of operations

(in thousands, except for share and per share amounts)

	Three months ended March 31,
	2017	2018

Operating expenses:
Research and development (includes related party expense of $5 and $18, respectively)	$2,039	$6,034
General and administrative (includes related party expense of $66 and $318, respectively)	378	2,143

Total operating expenses	2,417	8,177

Loss from operations	(2,417)	(8,177)
Other income (expense), net	75	(725)
Loss on extinguishment of debt	—	(6,677)

Net loss	$(2,342)	$(15,579)

Net loss per share:
Basic and diluted	$(0.72)	$(3.89)

Weighted-average shares used in computing net loss per share:
Basic and diluted	3,241,138	4,006,085

Pro forma net loss per share, basic and diluted		$(0.80)

Weighted-average shares used in computing pro forma net loss per share, basic and diluted		19,574,812

The accompanying notes are an integral part of these unaudited condensed financial statements.

Eidos Therapeutics, Inc.

Unaudited Condensed Statements of redeemable convertible preferred stock and stockholders’ deficit

(in thousands, except for share amounts)

	Redeemable convertible preferred stock		Common stock		Additional paid in capital	Accumulated deficit	Total stockholders’ deficit
	Shares	Amount	Shares	Amount
Balance—December 31, 2017	12,856,325	$17,028	5,137,771	$4	$1,332	$(14,532)	$(13,196)
Issuance of Series B redeemable convertible preferred stock, net of issuance costs of $125 and redeemable convertible preferred stock tranche liability and put option asset of $501	1,476,715	15,374	—	—	—	—	—
Issuance of Series B redeemable convertible preferred stock upon conversion of convertible promissory notes and accrued interest	1,324,823	10,048	—	—	—	—	—
Settlement of embedded derivative liability	—	4,153	—	—	—	—	—
Beneficial conversion feature related to convertible promissory notes	—	—	—	—	2,360	—	2,360
Issuance of common stock to Stanford University in exchange for services and technology	—		45,889	—	7	—	7
Issuance of common stock upon exercise of stock options and restricted stock	—	—	149,350	—	—	—	—
Vesting of restricted stock and early exercised options	—	—	—	—	18	—	18
Stock-based compensation expense	—	—	—	—	564	—	564
Net loss	—	—	—	—	—	(15,579)	(15,579)

Balance—March 31, 2018	15,657,863	$46,603	5,333,010	$4	$4,281	$(30,111)	$(25,826)

The accompanying notes are an integral part of these unaudited condensed financial statements.

Eidos Therapeutics, Inc.

Unaudited Condensed Statements of cash flows

(in thousands)

	Three months ended March 31,
	2017	2018

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,342)	$(15,579)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	—	10
Stock-based compensation	38	564
Accrued interest on convertible promissory notes	—	48
Change in fair value of redeemable convertible preferred stock tranche liability	(75)	—
Change in fair value of redeemable convertible preferred stock warrant liability	—	(37)
Amortization of debt discount	—	713
Loss on extinguishment of debt	—	6,677

Changes in operating assets and liabilities:
Related party receivable	—	(9)
Prepaid expenses and other current assets	(3)	(140)
Other assets	—	(741)
Accounts payable	364	1,102
Accrued expenses and other liabilities	258	1,546
Related party payable	(59)	(45)

Net cash used in operating activities	(1,819)	(5,891)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(3)	(114)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	4,000	15,875
Proceeds from issuance of convertible promissory notes	—	10,000
Payment of deferred offering costs	—	(187)
Proceeds from issuance of common stock upon exercise of stock options and restricted stock	6	89

Net cash provided by financing activities	4,006	25,777

Net increase in cash	2,184	19,772
Cash—Beginning of period	1,956	5,497

Cash—End of period	$4,140	$25,269

SUPPLEMENTAL DISCLOSURES OF NON-CASH FINANCING ITEMS:
Deferred offering costs in accounts payable and accrued liabilities	$—	$760

Vesting of restricted stock and early exercised options	$—	$18

Conversion of convertible promissory notes and accrued interest into redeemable convertible preferred stock	$—	$10,048

The accompanying notes are an integral part of these unaudited condensed financial statements.

Eidos Therapeutics, Inc.

Notes to unaudited condensed financial statements

1. The company

Eidos Therapeutics, Inc., or the Company, was incorporated as an S corporation in the state of Delaware on August 6, 2013. The Company was converted into a C corporation on April 4, 2016 in conjunction with its Series Seed redeemable convertible preferred stock financing. The Company is advancing a drug candidate to treat multiple forms of transthyretin amyloidosis, which leads to organ damage, loss of organ function and eventual death from abnormal buildup of protein deposits predominantly in the heart and peripheral nervous system. Through March 31, 2018, the Company has been primarily engaged in business planning, research, recruiting personnel and raising capital. The Company is headquartered in San Francisco, California and it operates as one operating segment.

Liquidity and going concern

The Company has incurred significant losses and negative cash flows from operations since its inception and had an accumulated deficit of $30.1 million as of March 31, 2018. The Company has a cash balance of $25.3 million as of March 31, 2018 and in May 2018, the Company issued 4,430,162 shares of Series B redeemable convertible preferred stock for total net proceeds of $48.0 million. The Company has historically financed its operations primarily through the sale of redeemable convertible preferred stock. To date, none of the Company’s product candidates have been approved for sale and therefore the Company has not generated any revenue from product sales. Management expects operating losses to continue for the foreseeable future. The Company believes that its cash as of March 31, 2018, without any future financing, will not be sufficient for the Company to continue as a going concern for at least one year from the issuance date of its unaudited condensed financial statements for the three months ended March 31, 2018. The Company believes that this raises substantial doubt about its ability to continue as a going concern. As a result, the Company will be required to raise additional capital. If sufficient funds on acceptable terms are not available when needed, the Company could be required to significantly reduce its operating expenses and delay, reduce the scope of, or eliminate one or more of its development programs. Failure to manage discretionary spending or raise additional financing, as needed, may adversely impact the Company’s ability to achieve its intended business objectives. The accompanying unaudited condensed financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The financial statements do not reflect any adjustments relating to the recoverability and reclassifications of assets and liabilities that might be necessary if the Company is unable to continue as a going concern.

On June 6, 2018, the Company’s board of directors approved an amendment to the Company’s amended and restated certificate of incorporation to effect a split of the Company’s issued and outstanding common stock at a 1.196 for 1 ratio, which was effected on June 7, 2018. The par value and authorized shares of common stock and convertible preferred stock were not adjusted as a result of the split. All issued and outstanding common stock, options to purchase common stock and per share amounts contained in the financial statements have been retroactively adjusted to reflect the stock split for all periods presented. The financial statements have also been retroactively adjusted to reflect a proportional adjustment to the conversion ratio for each series of preferred stock that will be effected in connection with the stock split.

Eidos Therapeutics, Inc.

Notes to unaudited condensed financial statements

2. Summary of significant accounting policies

Basis of preparation

These financial statements have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. These financial statements include transactions with BridgeBio Pharma LLC, a controlling investor in the Company. For the periods presented, BridgeBio Pharma LLC has provided consulting and management services to the Company in the ordinary course of business, including certain executive personnel, facility related costs, advisory services, insurance costs and other general corporate expenses. These allocations were made based on direct usage, when identifiable, with the remainder allocated primarily based on a proportional share of headcount. The Company’s historical financial statements do not purport to reflect what the Company’s results of operations, financial position, or cash flows would have been if the Company had operated as an independent entity during the periods presented. Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by the Company during the periods presented. For more information on the allocated costs and related party transactions, see Note 6—Related party transactions.

Unaudited Interim Condensed Financial Statements

The interim condensed balance sheet as of March 31, 2018, and the condensed statements of operations, and cash flows for the three months ended March 31, 2017 and 2018 are unaudited. The unaudited interim condensed financial statements have been prepared on the same basis as the annual financial statements and reflect, in the opinion of management, all adjustments of a normal and recurring nature that are necessary for the fair statement of the Company’s financial position as of March 31, 2018 and its results of operations and cash flows for the three months ended March 31, 2017 and 2018. The financial data and the other financial information disclosed in these notes to the financial statements related to the three-month periods are also unaudited. The results of operations for the three months ended March 31, 2018 are not necessarily indicative of the results to be expected for the year ending December 31, 2018, or for any other future annual or interim period. The condensed balance sheet as of December 31, 2017, included herein was derived from the audited financial statements as of that date. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted from these interim financial statements. These unaudited condensed financial statements should be read in conjunction with the Company’s audited financial statements included elsewhere in this prospectus.

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of expenses during the reporting period. On an ongoing basis, management evaluates its estimates, including those related to the fair value of the redeemable convertible preferred stock tranche liability, the preferred stock put asset, the fair value of the redeemable convertible preferred stock warrant liability, the fair value of the Company’s common stock, stock-based compensation, the useful lives of fixed assets, accruals for research and development activities and income taxes. Management bases its estimates on historical experience and on other relevant assumptions that management believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Eidos Therapeutics, Inc.

Notes to unaudited condensed financial statements

Pro forma balance sheet

The pro forma balance sheet as of March 31, 2018 presents the Company’s stockholders’ equity as though all of the Company’s outstanding redeemable convertible preferred stock had converted into 18,726,796 shares of common stock, the redeemable convertible preferred stock warrants have been net exercised into shares of common stock immediately prior to the completion of a firm commitment underwritten public offering in which the public offering proceeds raised equals or exceeds $75.0 million (IPO), the settlement of the redeemable convertible preferred stock put option asset, and the settlement of the redeemable convertible preferred stock tranche liability. The pro forma balance sheet does not assume any proceeds from the offering.

Deferred offering costs

Deferred offering costs, which include legal, accounting, printer and filing fees, related to the IPO are capitalized. The deferred offering costs will be offset against proceeds from the IPO upon the effectiveness of the offering. In the event that the offering is terminated, all capitalized deferred offering costs will be immediately expensed. As of March 31, 2018, $947,000 of deferred offering costs were capitalized, which are included in other assets on the condensed balance sheet. There were no such costs capitalized as of December 31, 2017.

Accrued research and development

The Company records accrued expenses for estimated costs of research and development activities conducted by third-party service providers, which include preclinical studies and clinical trials and contract manufacturing activities. The Company records the estimated costs of research and development activities based upon the estimated amount of services provided but not yet invoiced, and include these costs in accrued expenses and other current liabilities in the balance sheets and within research and development expense in the statements of operations. These costs are a significant component of the Company’s research and development expenses.

The Company estimates the amount of work completed through discussions with internal personnel and external service providers as to the progress or stage of completion of the services and the agreed-upon fee to be paid for such services. The Company makes significant judgments and estimates in determining the accrued balance in each reporting period. As actual costs become known, the Company adjusts its accrued estimates. Although the Company does not expect its estimates to be materially different from amounts actually incurred, the Company’s understanding of the status and timing of services performed, the number of patients enrolled and the rate of patient enrollment may vary from its estimates and could result in its reporting amounts that are too high or too low in any particular period. The Company’s accrued expenses are dependent, in part, upon the receipt of timely and accurate reporting from clinical research organizations and other third-party service providers. The Company records advance payments to service providers as prepaid assets, which are expensed as the contracted services are performed. To date, there have been no material differences from the Company’s accrued expenses to actual expenses.

Accrued repurchase liability for common stock

The Company records as a liability, within accrued expenses and other current liabilities, the purchase price of unvested common stock that the Company has a right to repurchase if and when the stockholder ceases to be a service provider to the Company before the end of the requisite service period. The proceeds are recorded as a

Eidos Therapeutics, Inc.

Notes to unaudited condensed financial statements

liability and the proceeds related to the vested common stock is reclassified to additional paid-in capital as the Company’s repurchase right lapses.

Redeemable convertible preferred stock put option asset

The Company has determined that its right to cause the Series B shareholders to purchase additional shares of redeemable convertible preferred stock upon the achievement of the specified milestone represented a freestanding financial instrument. The instrument is classified as an asset on the balance sheets based on its relative fair value. The put option asset balance will be reclassified to redeemable convertible preferred stock upon the settlement of the additional shares.

Redeemable convertible preferred stock tranche liability

The Company has determined that its obligation to issue additional shares of redeemable convertible preferred stock upon the achievement of certain milestones or at the option of the holder represents a freestanding financial instrument. The instrument is classified as a liability on the balance sheets and is subject to remeasurement at each balance sheet date and any change in fair value is recognized through other income (expense), net in the condensed statements of operations.

Redeemable convertible preferred stock warrant liability

The Company’s redeemable convertible preferred stock warrants require liability classification and accounting as the underlying preferred stock is considered redeemable. At initial recognition, the warrants are recorded at their estimated fair value. The warrants are subject to remeasurement at each balance sheet date, with changes in fair value recognized as a component of other income (expense), net.

The Company will continue to adjust the liability for changes in fair value until the earlier of (i) exercise or expiration of the warrants, (ii) conversion of the redeemable convertible preferred stock warrants into equity classified common stock warrants or (iii) the completion of an IPO, at which time all redeemable convertible preferred stock warrants will be net exercised into shares of common stock and the related redeemable convertible preferred stock warrant liability will be reclassified to common stock and additional paid-in capital.

Comprehensive loss

Comprehensive loss is defined as a change in equity of a business enterprise during a period, resulting from transactions from non-owner sources. There have been no items qualifying as other comprehensive income (loss) and, therefore, for all periods presented, the Company’s comprehensive loss was the same as its reported net loss.

Net loss per share

Basic net loss per common share is calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period, without consideration for potentially dilutive securities. Diluted net loss per common share is the same as basic net loss per common share since the effects of potentially dilutive securities are antidilutive given the net loss of the Company.

Eidos Therapeutics, Inc.

Notes to unaudited condensed financial statements

Pro forma net loss per share

Pro forma basic and diluted net loss per share has been computed to give effect to the conversion of the Company’s redeemable convertible preferred stock into common stock as if such conversion had occurred at the beginning of the period or the date of issuance, if later. In addition, the numerator in the pro forma basic and diluted net loss per common share calculation has been adjusted to remove gains or losses resulting from the remeasurement of the redeemable convertible preferred stock warrant liability as the warrants will be net exercised into common stock and the related redeemable convertible preferred stock warrant liability will be reclassified to common stock and additional paid-in capital upon the completion of an IPO of the Company’s common stock. The pro forma net loss per share does not include the shares expected to be sold and related proceeds to be received from the Company’s proposed initial public offering.

Recent accounting pronouncements

In February 2016, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2016-02, Leases (Topic 842), which for operating leases requires the lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The guidance also requires a lessee to recognize single lease costs, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. A modified retrospective transition approach is required for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, including a number of optional practical expedients that entities may elect to apply. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company has not determined the potential effects of this ASU on its financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The areas affected by ASU 2016-15 are debt prepayment and debt extinguishment costs, settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies (including bank-owned life insurance policies), distributions received from equity method investees, beneficial interests in securitization transactions, and separately identifiable cash flows and application of the predominance principle. Specifically, under this guidance, cash payments for debt prepayment or debt extinguishment costs will be classified as cash outflows for financing activities. On January 1, 2018, the Company adopted this guidance and applied this amendment using a retrospective transition method to each period presented in the Company’s condensed statements of cash flows. The condensed statement of cash flows for the periods ended March 31, 2017 and 2018 have been presented in accordance with this amendment. The adoption of this amendment did not have a material impact on the Company’s condensed financial statements and disclosures.

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480) Derivatives and Hedging (Topic 815) (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. This update simplifies the accounting for certain financial instruments with down round features, a provision in an equity-linked financial instrument (or embedded feature) that provides a downward adjustment of the current exercise price based on the price of future equity offerings. Down round features are

Eidos Therapeutics, Inc.

Notes to unaudited condensed financial statements

common in warrants, preferred shares and convertible debt instruments issued by private companies and development-stage public companies. This update requires companies to disregard the down round feature when assessing whether the instrument is indexed to its own stock, for purposes of determining liability or equity classification. The provisions of this update related to down rounds are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently evaluating the impact the adoption of this standard will have on our financial statements and related disclosures.

3. Fair value measurement

Financial assets and liabilities are recorded at fair value. The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Financial liabilities measured and recognized at fair value are as follows (in thousands):

	March 31, 2018
	Level 1	Level 2	Level 3	Total

Assets:
Redeemable convertible preferred stock put option asset	$—	$—	$1,527	$1,527

Total financial assets	$—	$—	$1,527	$1,527

Liabilities:
Redeemable convertible preferred stock tranche liability	$—	$—	$2,028	$2,028
Redeemable convertible preferred stock warrant liability	—	—	841	841

Total financial liabilities	$—	$—	$2,869	$2,869

Eidos Therapeutics, Inc.

Notes to unaudited condensed financial statements

There were no financial assets outside of cash in an operating account as of December 31, 2017. There were no transfers between Level 1, Level 2 and Level 3 categories during the periods presented. There were no financial liabilities measured at fair value as of December 31, 2017. Following are the Company’s Level 3 financial liabilities as of March 31, 2018:

Redeemable convertible preferred stock tranche liability

The fair value of the redeemable convertible preferred stock tranche liability is based on significant inputs not observed in the market and thus represents a Level 3 measurement. The Company estimates the fair value of the redeemable convertible preferred stock tranche liability using the Black-Scholes option pricing model (See Note 8). The following table sets forth a summary of the changes in the fair value of the Company’s redeemable convertible preferred stock tranche liability (in thousands):

Three months ended March 31, 2018

Redeemable convertible preferred stock tranche liability:
Balance—beginning of period	$—
Issuance of Series B redeemable convertible preferred stock tranche liability	2,028
Loss (gain) on the change in fair value upon revaluation	—

Balance—end of period	$2,028

Redeemable convertible preferred stock warrant liability

The fair value of the redeemable convertible preferred stock warrant liability is based on significant inputs not observed in the market and thus represents a Level 3 measurement. The Company estimates the fair value of the redeemable convertible preferred stock warrant liability using the Black-Scholes option pricing model (See Note 5). The following table sets forth a summary of the changes in the fair value of the Company’s redeemable convertible preferred stock warrant liability (in thousands):

Three months ended March 31, 2018

Redeemable convertible preferred stock warrant liability:
Balance—beginning of period	$—
Issuance of redeemable convertible preferred stock warrant liability	878
Loss (gain) on the change in fair value upon revaluation	(37)

Balance—end of period	$841

Embedded derivative in convertible note

The convertible note issued in February 2018 had a redemption feature which was determined to be an embedded derivative requiring bifurcation and separate accounting (See Note 5). The fair value of the derivative was determined based on an income approach that identified the cash flows using a

Eidos Therapeutics, Inc.

Notes to unaudited condensed financial statements

“with-and-without” valuation methodology. The inputs used to determine the estimated fair value of the derivative instrument were based largely on the probability of an underlying event triggering the embedded derivative occurring and the timing of such event. The following table sets forth a summary of the changes in the fair value of the Company’s embedded derivative in convertible note (in thousands):

Three months ended March 31, 2018

Derivative instrument:
Balance—beginning of period	$—
Initial fair value of the embedded derivative issued with the convertible note	4,153
Loss (gain) on the change in fair value upon revaluation	0
Extinguishment of the embedded derivative	(4,153)

Balance—end of period	$—

4. Condensed balance sheet components

Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31, 2017	March 31, 2018
Prepaid clinical and research related expenses	$432	$525
Other current assets	52	99

Total prepaid expenses and other current assets	$484	$624

Property and equipment, net

Property and equipment, net consisted of the following (in thousands):

	December 31, 2017	March 31, 2018
Furniture and computer equipment	$41	$147
Leasehold improvements	77	85

Total property and equipment	118	232
Less: accumulated depreciation and amortization	(4)	(14)

Total property and equipment, net	$114	$218

Depreciation and amortization expense for the three months ended March 31, 2018 was $10,000. No depreciation and amortization expense recognized for the three months ended March 31, 2017.

Eidos Therapeutics, Inc.

Notes to unaudited condensed financial statements

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31, 2017	March 31, 2018
Accrued research and development costs	$564	$1,006
Accrued employee related expenses	606	978
Liability for unvested stock, short-term	109	179
Accrued other current liabilities	21	581

Total accrued expenses and other current liabilities	$1,300	$2,744

As of December 31, 2017 and March 31, 2018, the balances of $208,000 and $372,000, respectively, in other liabilities related to the long-term liability for unvested stock.

5. Convertible promissory notes

In February 2018, the Company entered into a Note and Warrant Purchase Agreement with BBP LLC and Stanford University. The Company issued two convertible promissory notes in an aggregate principal amount of $10.0 million. The notes had a maturity date of the earliest of a qualified financing, a deemed liquidation event, a qualified initial public offering or February 2019. The convertible promissory notes had an annual interest rate of 5.0%. The convertible promissory notes were convertible into future preferred stock at a 30% discount to the price paid by investors in the Company’s next preferred equity financing of at least $10.0 million or convertible into common stock at the price per share in an IPO with aggregate proceeds of at least $30.0 million. In connection with the convertible promissory notes, the Company issued warrants for the purchase of $4.0 million in shares of the Company’s Series Seed redeemable convertible preferred stock or the Company’s preferred stock in the next equity financing. The exercise period commences upon the earlier of the closing of the next qualified financing and the consummation of a deemed liquidation event. The exercise price of the warrant is the price per share in the next equity financing if the warrant is exercisable for the Company’s redeemable convertible preferred stock in the next qualified financing, or $1.3248 per share if the warrant is exercisable for shares of Series Seed redeemable convertible preferred stock. If the warrant remains outstanding upon the consummation of this offering, the warrant will automatically be deemed net-exercised in full immediately prior to the completion of this offering at the initial public offering price.

Upon issuance of the convertible promissory notes, the Company recorded the fair value of the warrants of $877,000 as a debt discount and redeemable convertible preferred stock warrant liability. The convertible promissory notes also contained a redemption feature which was determined to be an embedded derivative requiring bifurcation and separate accounting. The fair value of the embedded derivative liability at issuance was determined to be $4.2 million and was recorded as an additional debt discount. The debt discount was accreted using the effective interest method as additional interest expense over the term of the convertible note. Changes in the fair value of the embedded derivative and redeemable convertible preferred stock warrant liability have also been recorded within other income (expense), net, in the condensed statement of operations for the three months ended March 31, 2018.

During the three months ended March 31, 2018, the Company recognized interest expense of $761,000 related to the accrued interest and amortization of debt discount.

Eidos Therapeutics, Inc.

Notes to unaudited condensed financial statements

As the convertible notes payable contained an embedded conversion feature that does not qualify for derivative treatment, the Company evaluated if there was beneficial conversion feature (BCF). The Company determined there was a BCF of $2.4 million as the effective conversion rate of the convertible note was below market value. The Company accounted for the value of the BCF as a debt discount, which was being accreted to interest expense over the life of the related debt using the effective interest method. The value of the BCF was recorded to additional paid-in capital with the offset to discount on convertible notes payable. The debt discount was to be accreted to other income (expense), net over the one-year original term of the convertible notes payable. The Company recorded $228,000 as an expense related to this debt discount during the three months ended March 31, 2018. On March 29, 2018 the Company converted the convertible notes payable into Series B redeemable convertible preferred stock, and the remaining amount of unamortized debt discount was recorded as an extinguishment of debt.

In March 2018, as a result of the Series B redeemable convertible preferred stock financing event (see Note 7), the outstanding principal and accrued interest of $10.0 million related to the convertible promissory notes automatically converted into 1,324,823 shares of Series B redeemable convertible preferred stock using a conversion price of $7.5844. Consequently, the Company recorded $6.7 million related to the loss on the extinguishment of the convertible promissory notes. In the addition, the warrants associated with the convertible note became warrants to purchase 369,180 shares of the Company’s Series B redeemable convertible preferred stock at an exercise price of $10.8348 per share.

6. Related party transactions

BridgeBio Pharma LLC and its affiliates, or BBP LLC, is a controlling investor in the Company, as it owned 75% and 71% of the Company’s total outstanding shares as of December 31, 2017 and March 31, 2018. In April 2016, the Company began receiving consulting, management, facility and infrastructure services pursuant to a services agreement with BBP LLC. The initial agreement was entered into on March 1, 2016 and was superseded by the subsequent agreement effective as of May 1, 2017. The Company incurred the following expenses: rent of $5,400 and $8,400, facility related costs of $1,700 and $45,800 and consulting expenses of $64,700 and $282,500 for the three months ended March 31, 2017 and 2018, respectively. As of March 31, 2018, the Company had an outstanding receivable from BBP LLC of $76,000 related to providing services to other subsidiaries of BBP LLC. As of March 31, 2018, the Company had an outstanding liability due to BBP LLC of $327,000.

In April 2016, the Company entered into a consulting agreement with Dr. Graef, one of the Company’s founders. Pursuant to the consulting agreement, Dr. Graef agreed to provide consulting services in connection with the discovery and development of novel TTR stablizers. As compensation for these services, Dr. Graef is entitled to an annual fee in the amount of up to $150,000 and reimbursement by the Company for pre-approved expenses. The consulting agreement has a term of four years but may be terminated by either party for any reason with thirty days’ prior notice. During the three months ended March 31, 2017 and 2018, the Company incurred $37,500 and $83,000, respectively, for services under the consulting agreement.

In August 2016, the Company entered into a consulting agreement with Dr. Alhamadsheh, one of the Company’s founders. Pursuant to the consulting agreement, Dr. Alhamadsheh agreed to provide consulting services in connection with the discovery and development of novel TTR stablizers. As compensation for these services, Dr. Alhamadsheh is entitled to an annual fee in the amount of up to $115,000 and reimbursement by the Company for pre-approved expenses. The consulting agreement has a term of two years but may be terminated

Eidos Therapeutics, Inc.

Notes to unaudited condensed financial statements

by either party for any reason with thirty days’ prior notice. During the three months ended March 31, 2017 and 2018, the Company incurred $28,700 and $111,800, respectively, for services under the consulting agreement.

7. Redeemable convertible preferred stock

In March 2018, the Company sold an aggregate of 1,476,715 shares of Series B redeemable convertible preferred stock financing in an initial closing for total gross proceeds of $16.0 million. An additional 4,430,162 shares of Series B redeemable convertible preferred stock may be issued in an additional closing contingent upon the release of specified data study either upon the request of the Company for investors to purchase the shares (purchased put option) or the investors may call for the purchase of such shares (tranche liability or call option). The Company has determined that its right to cause the Series B shareholders to purchase additional shares of redeemable convertible preferred stock upon the achievement of the specified milestone represented a freestanding financial instrument. In addition, the Company determined it was obligated to sell additional shares of Series B redeemable convertible preferred stock contingent upon the achievement of the specified milestone. This additional closing was also deemed to be freestanding financial instrument.

Upon issuance of the Series B redeemable convertible preferred stock, the Company recorded the redeemable convertible preferred stock tranche liability incurred in connection with its Series B redeemable convertible preferred stock as a derivative financial instrument liability at the fair value of $2.0 million on the date of issuance, and will remeasure the liability on each subsequent balance sheet date. The changes in fair value are recognized as a gain or loss within other income (expense), net in the statements of operations and the liability is remeasured at each reporting period and settlement of the related tranche closing. Additionally, the Company recorded the redeemable convertible preferred stock put option asset, based on its relative fair value of $1.5 million as an asset on the balance sheets at March 31, 2018.

The Company also converted outstanding promissory notes and accrued interest of $10.0 million (see Note 5) into 1,324,823 shares of Series B redeemable convertible preferred stock concurrently with the initial closing of the Series B redeemable convertible preferred stock financing.

Redeemable convertible preferred stock as of December 31, 2017 consists of the following:

Series	Shares authorized	Shares outstanding	Price per share	Proceeds, net of issuance cost (in thousands)	Liquidation amount (in thousands)
Seed	14,000,000	12,856,325	$1.3248	$16,920	$17,032

Redeemable convertible preferred stock as of March 31, 2018 consists of the following:

Series	Shares authorized	Shares outstanding	Price per share	Proceeds, net of issuance cost (in thousands)	Liquidation amount (in thousands)
Seed	12,856,325	12,856,325	$1.3248	$16,920	$17,032
Series B	7,231,700	2,801,538	$10.8348	25,923	30,354

Total	20,088,025	15,657,863		$42,843	$47,386

Eidos Therapeutics, Inc.

Notes to unaudited condensed financial statements

The holders of the redeemable convertible preferred stock have various rights and preferences as follows:

Voting rights

The holders of redeemable convertible preferred stock are entitled to vote on all matters on which the common stockholders are entitled to vote. Holders of redeemable convertible preferred and common stock generally vote together as a single class, not as separate classes. Each holder of redeemable convertible preferred stock is entitled to the number of votes equal to the number of shares of common stock into which the shares of redeemable convertible preferred stock held by such holder are convertible.

As long as at least 250,000 shares of each class of redeemable convertible preferred stock remain outstanding, the Company must obtain approval from a majority of the holders of the then outstanding shares of Series B or Series Seed redeemable convertible preferred stock in order to alter or change the rights, preferences and privileges of preferred stock, change the authorized number of preferred and common stock, create a new class or series of shares having any rights, preferences or privileges superior to or on parity with any outstanding shares of redeemable convertible preferred stock, purchase or redeem or declare or pay any dividend or distribution on shares of capital stock (subject to certain exceptions), merge, consolidate with or implement a reorganization that would result in the transfer of 50% of the voting power of the Company, sell all or substantially all of the Company’s assets, liquidate, dissolve or wind up the business and affairs of the Company, or change the authorized number of directors.

Dividends

The holders of shares of Series B redeemable convertible preferred stock, in preference to both the holders of Series Seed redeemable convertible preferred stock and common stock, are entitled to receive noncumulative cash dividends at a rate of 8% per share, only when, as and if declared by the board of directors. The holders of shares of Series Seed redeemable convertible preferred stock, in preference to the holders of common stock, are entitled to receive noncumulative cash dividends at a rate of 8% per share, only when, as and if declared by the board of directors. In the event dividends are paid on any share of common stock, the Company will pay an additional dividend on all outstanding shares of preferred stock in a per share amount equal (on an as-converted to common stock basis) to the amount paid or set aside for each share of common stock. No dividends were declared as of December 31, 2017 and March 31, 2018.

Liquidation preference

A liquidation, dissolution or winding up of the Company, a merger or consolidation after which the shares of capital stock of the Company immediately prior to such transaction do not represent or are not exchanged for shares representing a majority in voting power of the surviving or resulting entity, or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the Company’s assets would trigger a redemption event. Accordingly, the redemption event is outside the control of the Company, and all shares of preferred stock have been presented outside of permanent equity. Further, the Company has elected not to adjust the carrying values of the redeemable convertible preferred stock to the liquidation preference of such shares, since it is uncertain whether or when a redemption event will occur. Subsequent adjustments to increase the carrying value to the redemption values will be made when it becomes probable that such redemption will occur.

Eidos Therapeutics, Inc.

Notes to unaudited condensed financial statements

In the event of any liquidation, dissolution or winding up of the Company, a merger or consolidation after which the shares of capital stock of the Company immediately prior to such transaction do not represent or are not exchanged for shares representing a majority in voting power of the surviving or resulting entity, or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the Company’s assets, the holders of Series B redeemable convertible preferred stock are entitled to receive prior to and in preference to any distribution to holders of Series Seed redeemable convertible preferred stock and common stock, an amount equal to the greater of (i) $10.8348 per share plus any declared but unpaid dividends on such shares, or (ii) such amount per share as would have been payable had all Series B redeemable convertible preferred stock been converted into common stock prior to such event. After payment of all preferential amounts required to be paid to the holders of Series B redeemable convertible preferred stock, the holders of Series Seed redeemable convertible preferred stock are entitled to receive prior to and in preference to any distribution to holders of common stock, an amount equal to the greater of (i) $1.3248 per share plus any declared but unpaid dividends on such shares, or (ii) such amount per share as would have been payable had all Series Seed redeemable convertible preferred stock been converted into common stock prior to such event. The remaining assets, if any, shall be distributed to the holders of common stock. Should the Company’s legally available assets be insufficient to satisfy the liquidation preferences, the funds will be distributed ratably among the holders of redeemable convertible preferred stock in proportion to the preferential amount each holder is otherwise entitled to receive.

Conversion

Each share of Series Seed redeemable convertible preferred stock is convertible, at the option of the holder, into the number of shares of common stock into which such shares are convertible at the then effective conversion ratio. The initial conversion price per share for Series B redeemable convertible preferred stock is $10.8348 per share. The initial conversion price per share for Series Seed redeemable convertible preferred stock is $1.3248 per share. The initial conversion price is subject to adjustment from time to time for events such as future stock splits, combinations and dividends. Additionally, the conversion price is subject to adjustment from time to time in the event of dilutive issuances based on a broad-based weighted-average anti-dilution formula. As of December 31, 2017 and March 31, 2018, the redeemable convertible preferred stock is convertible into common stock on a one for 1.196 basis.

Each share of redeemable convertible preferred stock is convertible into common stock automatically upon the closing of the sale of shares of common stock in a firm commitment underwritten public offering in which the public offering aggregate gross proceeds raised exceeds $75.0 million. In addition, all outstanding shares of Series B redeemable convertible preferred stock is convertible into common stock automatically upon the Company’s receipt of a written request for such conversion from the holders of a majority of the then outstanding shares of Series B redeemable convertible preferred stock. Similarly, all outstanding shares of Series Seed redeemable convertible preferred stock is convertible into common stock automatically upon the Company’s receipt of a written request for such conversion from the holders of a majority of the then outstanding shares of Series Seed redeemable convertible preferred stock.

In the event that any holder of Series B redeemable convertible preferred stock is a defaulting purchaser with respect to the additional closing described in the Series B Preferred Stock Purchase Agreement, or the Agreement, then each two shares of Series B redeemable convertible preferred stock held by such holder will automatically be converted into one share of common stock, (a) effective upon the consummation of the additional closing, or (b) if such additional closing does not occur as a result of such holder’s failure to purchase

Eidos Therapeutics, Inc.

Notes to unaudited condensed financial statements

additional shares of Series B redeemable convertible preferred stock, effective upon the date on which the holder became a defaulting purchaser pursuant to the Agreement.

Redemption and classification

The Company has classified the redeemable convertible preferred stock as mezzanine equity on the condensed balance sheets as the stock is contingently redeemable. Upon the occurrence of certain change in control events that are outside the Company’s control, including liquidation, sale or transfer of the Company, holders of the redeemable convertible preferred stock can cause redemption for cash to the extent permitted by applicable law.

8. Redeemable convertible preferred stock tranche liability and put option asset

In March 2018, the Company entered into a Series B Preferred Stock Purchase Agreement, or the Agreement, for the issuance of up to 7,231,700 shares of Series B redeemable convertible preferred stock at a price of $10.8348 per share in two closings. Upon the initial closing on March 29, 2018, 1,476,715 shares of Series B redeemable convertible preferred stock were issued for gross proceeds of $16.0 million and 1,324,823 shares were issued upon conversion of the outstanding convertible promissory note principal balance and accrued interest of $10.0 million.

According to the terms of the Agreement, the Company may issue 4,430,162 shares under the same terms as the initial closing, in an additional closing contingent upon the achievement of certain milestone. Either the investors or the Company may provide written notice for the additional closing to occur.

The Company has determined that the its obligation to issue additional shares of its redeemable convertible preferred stock and the Company’s right to request investors purchase additional shares of its redeemable convertible preferred stock represent freestanding financial instruments. The freestanding redeemable convertible preferred stock tranche liability was initially recorded at fair value, with fair value changes recorded within other income (expense), net in the condensed statement of operations. The purchased put option was recorded at fair value without subsequent remeasurement. The Company will continue to adjust the tranche liability for changes in the fair value until the settlement of the redeemable convertible preferred stock additional closing. At such time, any remaining value of the redeemable convertible preferred stock tranche liability and the put option asset will be reclassified to redeemable convertible preferred stock with no further remeasurement required. The Company has recorded a redeemable convertible preferred stock tranche liability and a put option asset in March 2018 of $2.0 million and $1.5 million, respectively, related to the Series B redeemable convertible preferred stock financing.

The Company estimated the fair value of the preferred stock liability and the put option asset using a Black-Scholes option pricing model using the following assumptions:

Expected term—The expected term represents the period for which the redeemable convertible preferred stock tranche liability and put option asset are expected to be outstanding, which is estimated to be the remaining contractual term.

Expected volatility—The volatility data was estimated based on a study of publicly traded industry peer companies, as there is no trading history for our redeemable convertible preferred stock. For purposes of identifying these comparable peer companies, the Company considered the industry, stage of development, size

Eidos Therapeutics, Inc.

Notes to unaudited condensed financial statements

and financial leverage. The Company has measured historical volatility over a period equivalent to the expected term and believes that historical volatility provides a reasonable estimate of future expected volatility.

Expected dividends—The Black-Scholes valuation model calls for a single expected dividend yield as an input. The Company currently has no history or expectation of paying cash dividends on its redeemable convertible preferred stock.

Risk-free interest rate—The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the redeemable convertible preferred stock tranche liability and put option asset.

The Company used the following assumptions: a term of 0.08 years, a risk-free rate of 1.63%, a volatility of 36.4%, and a dividend yield of 0.0%.

9. Common stock

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors, subject to prior rights of the preferred stockholders.

The Company has reserved common stock, on an as-converted basis, for issuance as follows:

	December 31, 2017	March 31, 2018
Redeemable convertible preferred stock outstanding, as-converted	15,376,164	18,726,796
Options issued and outstanding	846,166	560,128
Options available for future grants	670,994	807,682
Series B convertible stock warrant, as-converted	—	441,538

Total	16,893,324	20,536,144

10. Stock option plan

The 2016 Equity Incentive Plan, or the 2016 Plan, award activity is as follows (in thousands, except for share and per share data and years):

	Number of options available for grant	Options outstanding	Weighted- average exercise price per option	Weighted- average remaining contractual life (years)	Aggregate intrinsic value
Outstanding—December 31, 2017	670,994	846,166	$0.59	9.97	$4,384
Granted	(185,228)	185,228	2.49
Exercised	—	(149,350)	1.70
Cancelled	321,916	(321,916)	0.59

Outstanding—March 31, 2018	807,682	560,128	$0.91	9.73	$3,541

Vested and expected to vest—March 31, 2018		560,128	$0.91	9.73	$3,541

Exercisable—March 31, 2018		73,325	$1.01	9.63	$349

Eidos Therapeutics, Inc.

Notes to unaudited condensed financial statements

Aggregate intrinsic value represents the difference between the Company’s estimated fair value of its common stock and the exercise price of outstanding in–the–money options. The total intrinsic value of options exercised was zero and $828,000 for the three months ended March 31, 2017 and March 31, 2018, respectively.

The total fair value of shares vested during the three months ended March 31, 2017 and March 31, 2018 was $38,000 and $564,000, respectively.

Stock options valuation

The estimated grant-date fair values of the employee and non-employee stock options for the three months ended March 31, 2017 were calculated using the Black-Scholes valuation model, based on the following weighted-average assumptions:

	Three months ended March 31, 2017
	Employee	Non-employee
Expected term (in years)	5.04	10
Expected volatility	75.69%	75.69%
Risk-free interest rate	2.02%	2.49%
Expected dividend	—	—

The estimated grant-date fair values of the employee and non-employee stock options for the three months ended March 31, 2018 were calculated using the Black-Scholes valuation model, based on the following weighted-average assumptions:

	Three months ended March 31, 2018
	Employee	Non-employee
Expected term (in years)	6.08	9.95
Expected volatility	69.08%	69.08%
Risk-free interest rate	2.69%	2.73%
Expected dividend	—	—

Accrued repurchase liability for common stock early exercises

During the three months ended March 31, 2017 and 2018, there were 854,570 and 1,285,770 shares, respectively, of common stock issued upon the early exercise of stock options prior to the vesting of the underlying shares. These shares are subject to repurchase by the Company at the original issuance price upon termination of the services received from the holder of the option. The right to repurchase these shares generally lapses with respect to 25% of the shares underlying the option after one year of service to the Company and 1/48 of the shares underlying the original grant per month over 36 months thereafter. The shares purchased by the employees pursuant to the early exercise of stock options are not deemed, for accounting purposes, to be issued until those shares vest. The cash received in exchange for exercised and unvested shares related to stock options granted is recorded as a liability for the early exercise of stock options on the balance sheets. As of December 31, 2017 and March 31, 2018, the Company recorded $287,000 and $551,000, respectively, associated with shares issued upon the early exercise of stock options that are subject to repurchase rights as a liability.

Eidos Therapeutics, Inc.

Notes to unaudited condensed financial statements

Restricted stock

In December 2017, the Company issued 390,546 shares of common stock for no consideration to the founders pursuant to the Series Seed Preferred Stock Purchase Agreement and license agreement in connection with certain anti-dilution rights held by these parties. If the shares issued under the license agreement represent less than 1% of the shares issued and outstanding common stock on an as-converted basis, the Company will issue additional common stock to the founders and Stanford University. The Company has the right to repurchase the common stock at the fair value per share on the date of repurchase, which right lapses as the shares vest, which is 25% cliff after one year and monthly thereafter over 36 months. In order to vest, the holders are required to provide continued service to the Company. As of December 31, 2017 and March 31, 2018, 390,546 and 390,546 shares remained subject to repurchase.

The Company recognizes stock-based compensation expense over the period in which the related services from the founders are received. Stock-based compensation expense related to the restricted stock is recognized based on the vesting date fair value of stock using Black-Scholes pricing model. During the three months ended March 31, 2017 and March 31, 2018 the Company recognized zero and $212,000 stock-based compensation expense related to the restricted stock.

During the three months ended March 31, 2017 and 2018, the Company issued 66,113 shares and 149,350 shares of common stock to an employee at a purchase price ranging from $0.15 to $5.77 per share. These shares are subject to repurchase by the Company at the fair value per share on the date of repurchase. The right to repurchase these shares lapses with respect to 25% of the underlying shares after one year of service to the Company and 1/48th of the shares per month over 36 months thereafter or 1/48th of the share per month over 48 months. The cash received for the purchase of these shares was recorded as a liability on the balance sheets. As of December 31, 2017 and March 31, 2018, the Company recorded $30,000 and $272,000, respectively, associated with 134,789 shares and 256,713 shares, respectively, remained subject to repurchase rights as a liability.

Stock-based compensation expense

During the three months ended March 31, 2017, the Company granted stock options and restricted stock awards to employees and non-employees to purchase 66,113 and 10,871 shares of common stock, respectively, with a weighted-average grant date fair value of $0.12 and $0.09 per share, During the three months ended March 31, 2018, the Company granted stock options and restricted stock awards to employees and non-employees to purchase 149,349 and 35,880 shares of common stock, respectively, with a weighted-average grant date fair value of $6.40 and $5.71 per share, respectively.

Total stock-based compensation recognized for both employees and non-employees was as follows (in thousands):

	Three months ended March 31,
	2017	2018
Research and development	$37	$556
General and administrative	1	8

Total stock-based compensation expense	$38	$564

Eidos Therapeutics, Inc.

Notes to unaudited condensed financial statements

As of March 31, 2018, there was $7.8 million of total unrecognized compensation cost related to unvested stock-based compensation arrangements under the 2016 Plan. The unrecognized stock-based compensation cost is expected to be recognized over a weighted-average period of 3.48 years.

11. Net loss per share

The following table sets forth the calculation of basic and diluted net loss per common share during the periods presented (in thousands, except for share and per share data), which excludes shares which are legally outstanding, but subject to repurchase by the Company:

	Three months ended March 31,
	2017	2018

Numerator:
Net loss—basic and diluted	$(2,342)	$(15,579)

Denominator:
Weighted-average shares outstanding used in computing net loss per share – basic and diluted	3,241,138	4,006,085

Net loss per share—basic and diluted	$(0.72)	$(3.89)

The following outstanding shares were excluded from the computation of the diluted net loss per common share for the periods presented because their effect would have been anti-dilutive.

	Three months ended March 31,
	2017	2018
Redeemable convertible preferred stock on an as-converted basis	7,251,165	18,726,796
Options to purchase common stock	40,921	560,128
Common stock subject to vesting or repurchase	854,570	1,285,770
Redeemable convertible preferred stock warrants on an as-converted basis	—	441,538

Total	8,146,656	21,014,234

Eidos Therapeutics, Inc.

Notes to unaudited condensed financial statements

12. Pro forma net loss per share

The following table sets forth (in thousands, except for share and per share amounts) the computation of the Company’s pro forma basic and diluted net loss per common share after giving effect to the conversion of the redeemable convertible preferred stock using the as-converted method into common stock as though the conversion had occurred at the beginning of the period presented or date of issuance, if later.

Three months ended March 31, 2018
Net loss	$(15,579)
Change in fair value of redeemable convertible preferred stock warrant liability	(37)

Net loss used in computing pro forma net loss per share, basic and diluted	$(15,616)
Weighted-average shares used to compute net loss per share, basic and diluted	4,006,085
Pro forma adjustment to reflect assumed cashless exercise of redeemable convertible preferred stock warrants	80,874
Pro forma adjustment to reflect assumed conversion of redeemable convertible preferred stock	15,487,853

Shares used to compute pro forma net loss per share, basic and diluted	19,574,812

Pro forma net loss per share, basic and diluted	$(0.80)

13. License agreement

In April 2016, the Company entered into a license agreement with the Board of Trustees of the Leland Stanford Junior University, or Stanford University relating to the Company’s drug discovery and development initiatives. Under this agreement, the Company has been granted certain worldwide exclusive licenses to use the licensed compounds. The Company paid an upfront license payment of $25,000 in April 2016, which was recorded as research and development expense and issued 56,809 shares of common stock. The value of this equity was recorded, at fair value of $0.15 per share, as research and development expense of $8,000 during the year ended December 31, 2016. In March 2017, the Company paid a license fee of $10,000, which was recorded as research and development expense during the year ended December 31, 2017. The Company may also be required to make future payments of up to approximately $1.0 million to Stanford University upon achievement of specific intellectual property, clinical and regulatory milestone events, as well as pay royalties in the low single digits on future net sales, if any. In addition, the Company is obligated to pay Stanford University a percentage of non-royalty revenue received by the Company from its sublicensees, with the amount owed decreasing annually for three years based on when the applicable sublicense agreement is executed. In March 2018, the Company recorded $50,000 under the Stanford agreement in connection with the achievement of a development milestone. During the three months ended March 31, 2017 and March 31, 2018, the Company recognized $10,000 and $63,000, respectively, in connection with this agreement.

14. Commitments and contingencies

Lease arrangements

In September 2017, the Company entered into a one-year operating lease for laboratory facilities in San Francisco, California. In November 2017, the Company entered into an operating lease for a facility in San

Eidos Therapeutics, Inc.

Notes to unaudited condensed financial statements

Francisco, California, which expires in November 2022. The Company has provided a security deposit of $158,000 as collateral for the lease, which is included in other assets on the balance sheet.

Future minimum lease payments as of March 31, 2018 are as follows (in thousands):

Year ending December 31:	Amount
2018 (remaining 9 months)	$258
2019	327
2020	337
2021	347
2022	327

Total future minimum lease payments	$1,596

The Company’s rent expense was $5,400 and $101,000 for the three months ended March 31, 2017 and 2018, respectively, of which $5,400 and $8,400 was incurred pursuant to the service agreement with BridgeBio Services, Inc., an affiliate of BridgeBio Pharma LLC, for the three months ended March 31, 2017 and 2018, respectively (see Note 6). Rent expense is recognized on a straight-line basis over the terms of the Company’s leases and accordingly, the Company recorded the difference between rent expense and amount paid under the leases as deferred rent liability within other liabilities in the balance sheets. Incentives granted under the Company’s facility lease, including allowances to fund leasehold improvements, are deferred and recognized as adjustments to rent expense on a straight-line basis over the term of the lease.

Indemnification

In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to vendors, lessors, business partners, board members, officers, and other parties with respect to certain matters, including, but not limited to, losses arising out of breach of such agreements, services to be provided by the Company, negligence or willful misconduct of the Company, violations of law by the Company, or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with directors and certain officers and employees that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees. No demands have been made upon the Company to provide indemnification under such agreements, and thus, there are no claims that the Company is aware of that could have a material effect on the Company’s balance sheets, statements of operations, or statements of cash flows.

15. Subsequent events

The Company has reviewed and evaluated subsequent events through May 25, 2018 the date the unaudited condensed financial statements were available for issuance. In connection with the reissuance of the unaudited condensed financial statements to reflect the 1.196 for 1 stock split as described in Note 1, the Company has evaluated subsequent events through June 7, 2018, the date the unaudited condensed financial statements were available to be reissued.

In May 2018, the Company issued 4,430,162 shares of Series B redeemable convertible preferred stock at a purchase price of $10.8348 per share, for total proceeds of $48.0 million. The issuance of the shares is in connection with the additional shares related to the put option asset discussed in Note 7 pertaining to the

Eidos Therapeutics, Inc.

Notes to unaudited condensed financial statements

Series B redeemable convertible preferred stock financing in March 2018. The tranche liability will be remeasured at the closing date of the additional shares to the then fair value and the tranche liability and put option asset balances will be reclassified to redeemable convertible preferred stock.

On May 22, 2018, the Board of Directors approved the amendment to the certificate of incorporation to increase the number of redeemable convertible preferred stock authorized and available for issuance by 369,180 shares.

On June 6, 2018, the Company’s board of directors approved an amendment to the Company’s amended and restated certificate of incorporation to effect a split of the Company’s issued and outstanding common stock at a 1.196 for 1 ratio. The par value and authorized shares of common stock and convertible preferred stock were not adjusted as a result of the split. All issued and outstanding common stock, options to purchase common stock and per share amounts contained in the financial statements have been retroactively adjusted to reflect the stock split for all periods presented. The financial statements have also been retroactively adjusted to reflect a proportional adjustment to the conversion ratio for each series of preferred stock that will be effected in connection with the stock split.

On June 6, 2018 the board of directors increased the authorized number of shares of common stock to 32,292,000 with a par value of $0.001.

6,250,000 shares

Common stock

Prospectus

J.P. Morgan		BofA Merrill Lynch

Barclays

June 19, 2018